Form 20-F
period 2002-02-28
ITO YOKADO CO LTD
filed 2002-08-21
CIK 352353

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 20-F


(Mark One)

       [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                       OR

       [x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the fiscal year ended February 28, 2002

                   Commission file number 2-61271 and 2-72713


                           KABUSHIKI KAISHA ITO-YOKADO
                          (Exact name of registrant as
                            specified in its charter)


                              ITO-YOKADO CO., LTD.
                (Translation of registrant's name into English)


                                      JAPAN
                (Jurisdiction of incorporation or organization)


            1-4, Shibakoen 4-chome, Minato-ku, Tokyo 105-8571, Japan
                    (Address of principal executive offices)



Securities registered pursuant to Section 12(B) of the Act:

     Title of each class:           Name of each exchange on which registered:

     None.                                       Not applicable.


Securities registered pursuant to Section 12(G) of the Act:

     None.

Securities for which there is a reporting obligation pursuant to Section 15(D) of the Act:

(1)  American Depositary Shares evidenced by American Depositary Receipts.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                                                                       Outstanding as of
                  Title of Class                                       February 28, 2002
                  --------------                                       -----------------
(1)      Common Stock                                                     418,717,685

(2)      American Depositary Shares evidenced                               2,570,813
         by American Depositary Receipts

------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13(a) or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   x         No
     ---            ---

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17        Item 18  x
        ---            ---

As used herein, the "Company" and "Ito-Yokado" mean Ito-Yokado Co., Ltd., and Ito-Yokado Co., Ltd. and its consolidated subsidiaries and affiliates, respectively, unless the context otherwise indicates.

All information contained in this report is as of February 28, 2002 unless otherwise specified. Ito-Yokado Co., Ltd.'s fiscal years 2003, 2002 and 2001 indicate years ended the end of February 2003, 2002 and 2001, respectively.

The figures in this report are expressed in yen and, solely for the convenience of the reader, are translated into United States dollars at the rate of 134 yen=U.S. $1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of February 28, 2002 (see Note 2 of the Notes to Consolidated Financial Statements). On August 9, 2002, the exchange rate quotation by The Bank of Tokyo-Mitsubishi, Ltd. in Tokyo for average of buying spot and selling spot dollars by telegraphic transfer against yen was 121.20 yen=U.S. $1.


Forward-Looking Statements
This report contains certain statements based on Ito-Yokado's current plans, estimates, strategies, and beliefs; all statements that are not historical fact are forward-looking statements. These statements represent the judgments and hypotheses of the Company's management based on currently available information. It is possible that the Company's future performance will differ significantly from the contents of these forward-looking statements. Accordingly, there is no assurance that the forward-looking statements in this report will prove to be accurate.

================================================================================

TABLE OF CONTENTS

                                                                                   Page
                                                                                   ----
                                     PART I

Item  1.           Identity of Directors, Senior Management and Advisers             5

Item  2.           Offer Statistics and Expected Timetable                           5

Item  3.           Key Information                                                   5
                     A. Selected Financial Data                                      5
                     B. Capitalization and Indebtedness                              6
                     C. Reasons for the Offer and Use of Proceeds                    6
                     D. Risk Factors                                                 6

Item  4.           Information on the Company                                        9
                     A. History and Development of the Company                       9
                     B. Business Overview                                           11
                     C. Organizational Structure                                    32
                     D. Property, Plants and Equipment                              33

Item  5.           Operating and Financial Review and Prospects                     36
                     A. Operating Results                                           36
                     B. Liquidity and Resources                                     48
                     C. Research and Development, Patents and
                        Licenses, etc.                                              50
                     D. Trend Information                                           50

Item  6.           Director, Senior Management and Employees                        56
                     A. Directors, Corporate Auditors and Senior
                        Management                                                  56
                     B. Compensation                                                61
                     C. Board Practices                                             62
                     D. Employees                                                   63
                     E. Share Ownership                                             63

Item  7.           Major Shareholders and Related Party Transactions                64
                     A. Major Shareholders                                          64
                     B. Related Party Transactions                                  65
                     C. Interests of Experts and Counsel                            65

Item  8.           Financial Information                                            65
                     A. Consolidated Statements and Other Financial
                        Information                                                 65
                     B. Significant Changes                                         66

Item  9.           The Offer and Listing                                            66
                     A. Offer and Listing Details                                   66
                     B. Plan of Distribution                                        67
                     C. Markets                                                     67
                     D. Selling Shareholders                                        67
                     E. Dilution                                                    67
                     F. Expenses of the Issue                                       67

                                                                                   Page
                                                                                   ----

Item 10.           Additional Information                                           67
                     A. Share Capital                                               67
                     B. Memorandum and Articles of Association                      68
                     C. Material Contracts                                          72
                     D. Exchange Controls                                           72
                     E. Taxation                                                    73
                     F. Dividends and Paying Agents                                 74
                     G. Statement by Experts                                        74
                     H. Documents on Display                                        74
                     I. Subsidiary Information                                      74

Item 11.           Quantitative and Qualitative Disclosure about Market Risk        74

Item 12.           Description of Securities Other than Equity Securities           78
                     A. Debt Securities                                             78
                     B. Warrants and Rights                                         78
                     C. Other Securities                                            78
                     D. American Depositary Shares                                  78


                                     PART II

Item 13.           Defaults, Dividend Arrearages and Delinquencies                  78

Item 14.           Material Modifications to the Rights of Security Holders         78
                   and Use of Proceeds

Item 15.           [Reserved]                                                       78

Item 16.           [Reserved]                                                       79


                                    PART III

Item 17.           Financial Statements                                             79

Item 18.           Financial Statements                                             79

Item 19.           Exhibits                                                         79

Index to Consolidated Financial Statements                                          79

Index to Consolidated Financial Statements and Supporting Schedules                 79

Consolidated Financial Statements                                                   80

Consolidated Financial Statements and Supporting Schedules                         117

Signature                                                                          120

Exhibit 1(a)                                                                       121

Exhibit 1(b)                                                                       122

                                     PART I


ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.


ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.


ITEM 3. KEY INFORMATION

A.  Selected Financial Data


                                                     Fiscal year ended February 28 or 29
                              ---------------------------------------------------------------------------------------
                                 2002          2001           2000          1999           1998            2002
                                 ----          ----           ----          ----           ----            ----
                                                                                                         (Thousands
                                                       (Millions of yen)                              of U.S. dollars)
                                                                                                      (1)
Revenues from                 3,332,486      3,103,607     3,067,942      3,113,122     2,976,461        24,869,299
 Operations
Operating income                160,969        165,353       177,765        213,844       219,862         1,201,261
Net income                       52,323         48,884        47,630         66,620        70,463           390,470

Per American
 Depositary Share(2)                                           (Yen)                                          (U.S.
 (each representing                                                                                         dollars)
 one share):
  Net income (basic)             125.20         118.70        116.71         163.27        172.76              0.93
             (diluted)           125.05         118.57        116.58         163.03        172.45              0.93
  Cash dividend                   34.00          34.00         34.00          34.00         34.00              0.25
                                                           (Dollars)
  U.S. dollar
   Equivalents(2)                  0.28           0.32          0.30           0.26          0.26



                                                                 As at end of February
                             -------------------------------------------------------------------------------------------
                               2002            2001             2000           1999           1998           2002
                               ----            ----             ----           ----           ----           ----
                                                                                                          (Thousands
                                                      (Millions of yen)                                 of U.S. dollars)
                                                                                                        (1)
Total assets                 2,379,894       2,241,830         2,103,323     2,064,794      1,974,289     17,760,403
Total current liabilities      509,225         473,821           444,524       451,802        474,016      3,800,187
Long-term debt                 353,123         325,107           316,667       316,873        257,034      2,635,246
Shareholders' equity         1,127,316       1,055,723           998,295       983,514        938,413      8,412,806
Stock Capital                   47,988          46,801            46,675        46,613         46,260        358,119
  Number of shares
   Outstanding
   (Thousands)
  Basic weight-average         417,899         411,828           408,093       408,036        407,857
  Diluted weight -
   average                     418,527         412,481           408,769       408,769        408,769

                                             Fiscal year ended February 28 or 29
                             --------------------------------------------------------------
Exchange rate for yen(3)     At year end        Average              High             Low
                                                           (Yen)
1998                             127.15          122.13             112.00           134.10
1999                             120.31          128.78             108.65           147.64
2000                             109.90          112.68             101.55           124.40
2001                             116.40          109.71             104.30           119.95
2002-full year                   134.35          124.29             116.55           134.80
2002-first half                  119.25          122.58             117.45           126.50
September, 2001                       -               -             116.55           121.15
October, 2001                         -               -             119.80           123.05
November, 2001                        -               -             120.25           124.25
December, 2001                        -               -             123.30           131.95
January, 2002                         -               -             130.70           134.80
February, 2002                        -               -             132.20           134.70
March, 2002                           -               -             127.70           133.45
April, 2002                           -               -             128.35           133.20
May, 2002                             -               -             123.45           128.90
June, 2002                            -               -             119.50           125.70

------------
Notes:

(1) Translated, except for cash dividend amounts, for convenience into U.S. dollars at the rate of 134 yen = U.S. $1, the approximate rate of exchange on the Tokyo Foreign Exchange Market on February 28, 2002.

(2) Computed based on the rates specified in Note (3) below on the respective dates of semi-annual payments for each year.

(3) Based on the exchange rate quotation by The Bank of Tokyo-Mitsubishi, Ltd. in Tokyo for the average of the buying spot dollars and selling spot dollars by telegraphic transfer against yen. The average rates are computed based on the exchange rates on the last day of each month during the year.


B.   Capitalization and Indebtedness

     Not applicable.


C.   Reasons for the Offer and Use of Proceeds

     Not applicable.


D.   Risk Factors

Sluggish Economy and Consumer Spending in Japan

     Consumer spending in Japan has been sluggish for the past few years due to the rise in unemployment rates and the decline in wages in line with the recent economic slump, as well as the cautious consumer behavior resulting from uncertainty about the future course of the economy. In a report entitled "Preliminary Report on the Current Survey of Commerce", which was released by the Ministry of Economy, Trade and Industry ("METI") in the later part of April 2002, aggregate nationwide retail sales for the consecutive three years from 1999 to 2001 were below those for each of the previous years, respectively, thus revealing the continuation of austere operating conditions in the retail industry. In May 2002, Mr. Heizo Takenaka, Minister of State for Economic and Fiscal Policy, said that there have been signs that the Japanese economy has bottomed out. However, it is still unclear if a full-fledged economic recovery will occur. Accordingly, trends in the economy and consumer spending are significant management factors for the Company that might adversely affect results of operation of the Company.

     In March 2001, the Japanese government acknowledged for the first time that Japan was in a state of deflation, in consideration of the fact that the consumer price indexes for the years 1999 and 2000 were lower than those of the previous years. Also, the Japanese consumer price index in 2001 marked lower results than the previous year, thus proving that deflation in Japan has not been solved. For example, the unit price by production segments in Ito-Yokado superstores shows an overall declining tendency. That is, when a unit price in fiscal year 1990 was calculated as 100, for fiscal year 2002, the unit prices for apparel, household goods and food products were 85, 98 and 91, respectively. According to a survey of consumers performed in April 2002 by a major publicity agency in Japan, there has been an increase in the number of consumers who tend to think selling prices have ceased to decline. However, it is unlikely that selling prices will rise significantly hereafter. Thus, coping with the lowered levels of selling prices due to deflation will continue to be a significant managerial issue for the Company.


Safety and Quality of Food Products

     Due to the fact that the first cow infected by the bovine spongiform encephalopathy ("BSE") was found in Japan in fall 2001, concerns about the quality, safety and hygiene controls of food products have spread among consumers. This resulted in sluggish businesses and the failure of operations of companies that lost consumer trust due to the fact that misleading representation of quality, faulty hygiene controls and use of illegal food additives, among other things, came to light. It is therefore no exaggeration to state that losing consumer trust in respect of the safety and quality of products will undermine the very ability of corporations to continue to exist.

     The Company has carefully selected production areas and materials, and promoted the purchase and development of goods based on close ties with superior business partners. In addition, the Company ensures high standards of safety, including hygiene controls and maintaining freshness of products used in the manufacturing process, procurement and store displays. Also, the Company strives for fair and clear representation of the period of best use, production areas, characteristics, etc. of products, in order to avoid confusion among consumers. However, consumers tend to look at corporations more severely than in the past and the Company will further endeavor to improve management activities such as ensuring safety and upholding corporate ethics.


Enforcement of Large-Scale Retail Location Law

     With the implementation of the Large-Scale Retail Location Law (the "New Law") enforced on June 1, 2000, some regulations including, opening and closing times, number of days closed and the amount of sales floor space of large scale retail stores were relaxed compared with the former Large-Scale Retail Store Law (the "Former Law"). However, the New Law has been restrictive in some aspects, such as requiring large-scale retail stores to adopt measures for the maintenance of living environment of the adjacent area (see "Important Restrictions" in Item 4.B.).

     In fact, expenses incurred with opening a new store tends to be more compared with that under the Former Law, since it is required to take appropriate noise control measures upon investigation of the forecast of noise and to secure sufficient parking space to cover the maximum number of cars estimated to be parked, etc. in opening the new store under the New Law.

     Even the stores which had opened under the Former Law may be required to newly submit notifications pursuant to the New Law, in the event of any adverse changes likely affecting living environments in the local district. That is, changes in the opening and closing time of the store, and the number of cars to be accommodated in the parking space, among other things.

     As stated above, the New Law may adversely affect and restrain store opening plans and flexible operational activities of large-scale retail stores, including superstores, supermarkets and department stores.


Competition

     Most retailers have been facing lowered earnings due to the prolonged slump in the economy and consumer spending in Japan since the mid 1990's as well as the decline in selling prices of products resulting from deflation, among other factors, and there have been some cases in recent years where even major retailers went into bankruptcy. Under such severe business circumstances, substantially all retailers have exerted themselves to strengthen the arrangement, quality and cost performance of products and services, etc., as though their very survival depended on it. They have aimed at acquiring the support of more customers and therefore competition has further intensified (see "The Japanese Retail Industry" of Item 4.B.).

     With respect to large-scale retail stores in the superstore business, each of these companies aggressively opened large-scale stores prior to the implementation of the New Law in June 2000. As a result, the number of large-scale store openings increased drastically (see "Important Restrictions" of Item 4.B.). With respect to the fiscal year 2002 after such amendments, Ito-Yokado opened only one superstore. Other rival companies also decreased the number of new store openings subsequent to the New Law and also closed unprofitable stores, resulting in a decrease in the overall number of superstores throughout the country. However, the problem of the excessive number of stores mainly in metropolitan areas, where rates for commercial space are high, has not been solved. It has noticeably spread among not only large-scale retail stores, but also among specialty shops dealing in casual apparel, sundry goods, home electric appliances, toys, daily necessities, sundry goods, sporting goods and liquor, etc.

     Recently, the convenience store industry in Japan has exhibited signs of maturity in the market, revealed in the slowdown in growth of aggregate number of convenience stores increased per year, at a pace from 1,000 to 1,500 in the 1990's, but dropping to less than 1,000 stores increase in 2001. The convenience store industry has continued to grow in the last decade, however under the recent economic conditions and competitions, a certain number of convenience store operating companies have suffered from declining operating results. Consequently, they have been forced to close a number of unprofitable and inefficient convenience stores. However, there is still an excessive number of convenience stores mainly in urban areas and thus competition is intense.

     With respect to the restaurant business, the Company's competitors consist of a variety of restaurants, including general western-food restaurants, specialty restaurants of Italian, Japanese and Chinese cuisine and fast-food chains. Recently due to diminished time to prepare meals at home, delicatessen and precooked foods are widely sold at convenience stores, superstores and department stores, which are also competitors.

     In recent years, various retailers from Europe and the United States have opened stores in Japan and more major overseas retailers are expected to enter the Japanese market in the near future. As a result, domestic competition may be further intensified. However, Ito-Yokado takes a position that success in the retail industry depends on how one responds to the operating environment and infrastructure of each country, and in this context Ito-Yokado is confident in being able to provide the necessary response and action to the changes in the Japanese market.

     Intensified competition may adversely affect the Company's business. However, Ito-Yokado believes that the most important factor for retailers is to keep responding to rapidly changing customer needs. Ito-Yokado has placed an emphasis on innovating its merchandising methods to offer high quality products at reasonable prices, more convenient and differentiated services and a friendly attitude in dealings with customers. The Company also believes that these efforts will lead to greater customer loyalty, and as a result, enable the Company to stay ahead of the competition (see "Merchandising Policy" of Item 4.B.).


Risk Factors of 7-Eleven, Inc.'s Business in the U.S. and Canada

     With respect to the business of 7-Eleven, Inc. operated convenience stores in U.S. and Canada, the principal risk factors are as follows:

(a) Future tobacco legislation, campaigns to discourage smoking, increased taxes on tobacco products and an increase in wholesale prices of tobacco products may have a material adverse effect on its business results.

(b) Increase in the wholesale cost of gasoline could adversely affect its business results.

(c) Intensified competition with numerous other retail stores including convenience stores, supermarket chains, drug stores and fast food operations, and gasoline service stations could adversely affect its revenues.

(d) 7-Eleven, Inc. is subject to extensive and changing environmental regulation and the costs of compliance may require substantial additional capital expenditures for the gasoline business. In addition, pursuant to various federal, state and local laws, 7-Eleven, Inc. may incur substantial liabilities for the remedy of environmental contamination at its stores.

(e) 7-Eleven, Inc.'s operations in California may be adversely affected by increase in the price of electricity.


ITEM 4. INFORMATION ON THE COMPANY

A.   History and Development of the Company

     Ito-Yokado Co., Ltd. is one of Japan's leading diversified retailers. As of February 28, 2002, Ito-Yokado operated 53 consolidated subsidiaries and eight affiliates accounted for by the equity method. In Japan, the Company and its consolidated subsidiaries and affiliates engage in the retail store, convenience store and restaurant business. In addition, the Company conducted other operations, including banking and credit card operations.

     7-Eleven, Inc., Dallas, Texas, a consolidated subsidiary, engages in the convenience store business mainly in the United States and Canada. In the People's Republic of China (the "PRC"), three superstores are operated.

     The Company was incorporated under the name of Kabushiki Kaisha Yokado in 1958 under the laws of Japan. In 1965 the Company adopted its present name, "Ito-Yokado Co., Ltd." The Company's head office is at 1-4, Shibakoen 4-chome, Minato-ku, Tokyo 105-8571, Japan (telephone 03-3459-2111).
URL http://www.itoyokado.iyg.co.jp

     The Company's head office in Tokyo performs all principal administrative functions, including merchandising, purchasing, distributing, controlling inventory, advertising, data processing, operational planning and accounting for the Company's superstore and other retail businesses. The Company's convenience store operations, restaurant operations and other operations are administered primarily by the management of the respective consolidated subsidiaries.

     The Company's principal business consists of the operation of 181 superstores, which sell a broad range of food, apparel and household goods. The business was founded in 1948 as a small apparel shop in central Tokyo. The Company opened its first superstore in the northern part of Tokyo in 1961, and in 1965 the Company began its superstore opening plan. The Company's superstores, which are principally leased, are located mainly in major cities in Japan, which include the Tokyo metropolitan area.

     Through a majority-owned subsidiary, the Company has been engaged in the convenience store business since fiscal year 1975. As at February 28, 2002, Seven-Eleven Japan Co., Ltd. ("Seven-Eleven Japan"), a consolidated subsidiary, operated, principally on a franchised basis, 9,116 convenience stores under the name "7-Eleven", including 56 stores in Hawaii purchased from 7-Eleven, Inc. in fiscal year 1990. The 56 "7-Eleven" convenience stores in Hawaii are currently operated by Seven-Eleven (Hawaii), Inc., wholly owned by Seven-Eleven Japan.

     The relationship between 7-Eleven, Inc. and the Company dates back to 1973 when the Company contracted an area license agreement for the launching of Seven-Eleven Japan.

Upon request from 7-Eleven, Inc. the Company became involved in a reconstruction program of 7-Eleven, Inc. in 1989. As a result, in 1991, 7-Eleven, Inc. completed a Chapter 11 reorganization in the U.S., whereby IYG Holding Company of which 51% is owned by the Company and 49% is owned by Seven-Eleven Japan, acquired 69.98% of common stock of 7-Eleven, Inc. with an investment of $430 million. As at December 31, 2001, IYG Holding Company owned 72.6% of the common stock of 7-Eleven, Inc.

     7-Eleven, Inc. is engaged in the operation of a convenience store chain that constitutes the world's largest number of convenience stores with the largest sales amount. As of December 31, 2001, 7-Eleven, Inc. operated 5,829 7-Eleven stores in the United States and Canada. Approximately half of 7-Eleven, Inc.'s stores are operated by franchisees, and sales from these stores are included in 7-Eleven, Inc.'s total revenues. Area licensees, or their franchisees, operate additional 7-Eleven stores in certain areas of the United States, in 15 other countries and the U.S. territories of Guam and Puerto Rico. As of December 31, 2001, the 7-Eleven store network comprised nearly 23,000 stores worldwide.

     Ito-Yokado's restaurant operations, which are conducted through majority-owned subsidiaries, began in 1972 with the establishment of the first "Famil" restaurant. Ito-Yokado operated Famil restaurants at 339 locations as of February 28, 2002. These facilities, principally located within the Company's superstores, serve as restaurants for customers as well as cafeterias for employees of Ito-Yokado Group companies and unaffiliated companies.

     The Company, through Denny's Japan Co., Ltd., its consolidated subsidiary ("Denny's Japan"), also operated 550 family restaurants under the name "Denny's" as of February 28, 2002. The first Denny's restaurant was opened in 1974. Most Denny's restaurants are free-standing. Denny's Japan has emphasized its basic operating strategy to provide delicious food and friendly services in a relaxing atmosphere.

     Ito-Yokado opened its first supermarket in 1976. As of February 28, 2002, Ito-Yokado had 56 supermarkets operating under the name "York Mart", all of which are in the Kanto region. Through York-Benimaru Co., Ltd. ("York-Benimaru"), affiliate accounted for the equity method, 92 supermarkets were operated principally in the Tohoku area as of February 28, 2002. Supermarkets are substantially smaller than superstores and sell a more limited selection of goods with a higher percentage of sales of foods.

     In addition, Ito-Yokado began department store operations, under the name "Robinson's" in 1984. As of February 28, 2002, the number of Robinson's stores was four.

     In December 1996, the Company established Chengdu Ito-Yokado Co., Ltd. ("Chengdu Ito-Yokado"), a subsidiary, in Chengdu, Sichuan, PRC, of which 74.0% is owned by the Company and a certain portion by Chinese local interests. This subsidiary opened a superstore in Chengdu, Sichuan in November 1997. In September 1997, Hua Tang Yokado Commercial Co., Ltd. ("HTYC"), an affiliate of which 36.75% of the paid-in capital is owned by the Company and 51.0% by a company run by the government of the PRC, was established for the purpose of conducting retailing operations on a nationwide basis with the official permission of the PRC. In April 1998, HTYC opened its first superstore in Beijing, PRC. In December 2001, HTYC added one superstore in Beijing.

     IYBank Co., Ltd. ("IYBank") was established on April 10, 2001 with a paid-in capital of 20,205 million yen, in which the Company invested 51% and Seven-Eleven Japan invested 49% respectively, and it was granted a bank operating license by the Financial Services Agency of the Japanese government on April 25, 2001. The new bank began operations, with the installation of its first automatic teller machines ("ATMs") in Ito-Yokado and 7-Eleven stores in the Tokyo area on May 7, 2001. As of March 31, 2002, IYBank had installed 3,657 ATMs in Ito-Yokado Group ("IY Group") stores.

     Following capital increases twice through private placements by way of third party allotments, the bank had 61,000 million yen in paid-in capital at the end of March 2002. Currently, IYBank is a consolidated subsidiary of the Company, with Ito-Yokado owing 29.9% and Seven-Eleven Japan owing 24.8% of paid-in capital.

     IY Card Service Co., Ltd. ("IY Card Service") is a credit card company that was established in October, 2001, and began to accept cardholders for "IY Card" which can be used at Ito-Yokado superstores as both a point card and credit card, in February 2002. IY Card Service is a 100% owned subsidiary of the Company. As at end of April 2002, the number of IY Card holders was about 400,000.

     Shares of Seven-Eleven Japan, York-Benimaru and Denny's Japan are listed on the Tokyo Stock Exchange. In addition, 7-Eleven, Inc. is listed on the New York Stock Exchange.


B.   Business Overview

Revenues from Operations, Operating Income and Income before Income Taxes by Business Segment

     The following table sets forth revenues from operations, operating income and income before income taxes by business segment for the last five fiscal years. "Revenues from Operations - Superstore Operations" consist principally of sales at the Company's superstores, and discount stores, supermarkets, department stores and certain other retail stores of Ito-Yokado, rents received from tenants at the Company's superstores. "Revenues from Operations - Convenience Store Operations" consist of sales at Seven-Eleven Japan and 7-Eleven, Inc. "Revenues from Operations - Restaurant Operations" principally consist of sales at Denny's Japan and Famil. "Revenues from Operations - Others" mainly comprises IYBank, in banking; IY Card Service, in credit card operations; 7dream.com, in electronic commerce; Seven Meal Service, in meal delivery; and Shiba Park Publishing, in publications, etc. "Operating Income" consists of total revenues less cost and expenses. "Income before Income Taxes" reflects other income and expenses. For information concerning identifiable assets of each of Ito-Yokado's business segments, see Note 17 of Notes to Consolidated Financial Statements.


                           Revenues from Operations(1)

                                                      Fiscal year ended February 28 or 29
                              --------------------------------------------------------------------------------------
                                2002          2001          2000           1999          1998             2002
                                ----          ----          ----           ----          ----             ----
                                                       (Millions of yen)                               (Thousands
                                                                                                     of U.S. dollars)
Superstore operations         1,631,922     1,610,948     1,660,961     1,729,769      1,719,848        12,178,522
                                  (48.7%)       (51.5%)       (53.7%)       (55.1%)        (57.2%)
Convenience store             1,576,419     1,371,032     1,282,722     1,265,270      1,135,405        11,764,321
 operations                       (47.0%)       (43.9%)       (41.5%)       (40.3%)        (37.8%)
Restaurant operations           130,823       132,624       135,772       133,973        135,704           976,291
                                   (3.9%)        (4.3%)        (4.4%)        (4.2%)         (4.5%)
                                 14,540        10,965        11,499        11,815         14,599           108,507
Others(3)                          (0.4%)        (0.3%)        (0.4%)        (0.4%)         (0.5%)
                              ---------     ---------     ---------     ---------      ---------        ----------
                              3,353,704     3,125,569     3,090,954     3,140,827      3,005,556        25,027,641
                                 (100.0%)      (100.0%)      (100.0%)      (100.0%)       (100.0%)
                              =========     =========     =========     =========      =========        ==========
Elimination of
 Intersegment revenues          (21,218)      (21,962)      (23,012)      (27,705)       (29.095)         (158,342)
                              ---------     ---------     ---------     ---------      ---------        ----------
Total                         3,332,486     3,103,607     3,067,942     3,113,122      2,976,461        24,869,299

                           Operating Income (Loss)(2)

                                          Fiscal year ended February 28 or 29
                          --------------------------------------------------------------------
                           2002        2001        2000       1999        1998         2002
                           ----        ----        ----       ----        ----         ----
                                                                                    (Thousands
                                           (Millions of yen)                          of U.S.
                                                                                     dollars)
Superstore operations         972        635      18,625      61,991      69,603         7,254
                             (0.6%)     (0.4%)     (10.4%)     (29.0%)     (31.7%)
Convenience store         166,094    159,092     153,335     142,598     138,737     1,239,507
 operations                (103.2%)    (96.2%)     (86.3%)     (66.7%)     (63.1%)
Restaurant operations       6,972      6,309       4,551       7,544       9,850        52,030
                             (4.3%)     (3.8%)      (2.6%)      (3.5%)      (4.4%)
Others(3)                 (13,078)      (683)      1,254       1,711       1,672       (97,597)
                            (-8.1%)    (-0.4%)      (0.7%)      (0.8%)      (0.8%)
Elimination of
 intersegment                   9         --          --          --          --
 operating income            (0.0%)      (--%)       (--%)       (--%)       (--%)           67
                          -------    -------     -------     -------     -------     ---------
Total                     160,969    165,353     177,765     213,844     219,862     1,201,261
                          (100.0%)   (100.0%)    (100.0%)    (100.0%)    (100.0%)
                          =======    =======     =======     =======     =======     =========


                      Income (Loss) before Income Taxes(2)

                                         Fiscal year ended February 28 or 29
                          --------------------------------------------------------------------
                            2002        2001        2000       1999        1998        2002
                            ----        ----        ----       ----        ----        ----
                                                                                    (Thousands
                                          (Millions of yen)                           of U.S.
                                                                                      dollars)
Superstore operations      20,824      7,953      22,457      66,017      73,383       155,403
                            (12.1%)     (4.9%)     (13.2%)     (32.0%)     (34.5%)
Convenience store         158,271    150,563     142,115     131,288     127,704     1,181,127
 operations                 (92.1%)    (91.9%)     (83.4%)     (63.5%)     (60.0%)
Restaurant operations       5,894      6,029       4,632       7,693      10,041        43,985
                             (3.5%)     (3.7%)      (2.7%)      (3.7%)      (4.7%)
Others(3)                 (13,196)      (764)      1,169       1,602       1,545       (98,478)
                            (-7.7%)    (-0.5%)      (0.7%)      (0.8%)      (0.8%)
                          -------    -------     -------     -------     -------     ---------
Total                     171,793    163,781     170,373     206,600     212,673     1,282,037
                           (100.0%)   (100.0%)    (100.0%)    (100.0%)    (100.0%)
                          =======    =======     =======     =======     =======     =========

----------
Notes:
(1) Sales of convenience stores which have entered into franchise agreements with Seven-Eleven Japan and affiliates accounted for under the equity method including York-Benimaru were not included in the figures of "Revenues from Operations". In the case that such sales are included, gross sales of Ito-Yokado Group in fiscal years 2001 and 2002 would account for 5,350,702 million yen and 5,679,782 million yen ($42,386,433 thousand), respectively.
(2) Ito-Yokado's operations are conducted, in part, through consolidated subsidiaries. Operating income and income before income taxes in the above table include all of the earnings of such subsidiaries, without reflecting minority interests. In the case of convenience store operations, such minority interests with respect to Seven-Eleven Japan were at the end of the indicated fiscal years as follows: 2001 - 49.3% and 2002 - 49.4%; and such minority interest with respect to 7-Eleven, Inc. was 27.3% and 27.4% at December 31, 2000 and 2001.
(3) The Company reviewed the segment categories at the time when IYBank was established and decided to create a new segment, "others," in addition to the existing three segments. Some companies, which were previously categorized in the segments of superstore operations or convenience store operations, have been transferred to the new segment. Accordingly, the Company has four reportable segments which consist of superstore operations, convenience store operations, restaurant operations and others, which have been identified based on differences in products and services offered and regulatory conditions.

Geographic Information

     The following table shows revenues from operations by geographic area for the last five fiscal years.

                                             Fiscal year ended February 28 or 29
                        ---------------------------------------------------------------------------
                           2002         2001         2000         1999         1998         2002
                           ----         ----         ----         ----         ----         ----
                                                                                         (Thousands
                                               (Millions of yen)                           of U.S.
                                                                                           dollars)
Japan                   2,113,765    2,072,853    2,107,179    2,142,398    2,118,017    15,774,366
                            (63.4%)      (66.8%)      (68.7%)      (68.8%)      (71.2%)
U.S.A.                  1,117,855      944,122      879,659      890,030      785,720     8,342,201
                            (33.6%)      (30.4%)      (28.7%)      (28.6%)      (26.4%)
Other                     100,866       86,632       81,104       80,694       72,724       752,732
                             (3.0%)       (2.8%)       (2.6%)       (2.6%)       (2.4%)
                        ---------    ---------    ---------    ---------    ---------    ----------
Consolidated total      3,332,486    3,103,607    3,067,942    3,113,122    2,976,461    24,869,299
                           (100.0%)     (100.0%)     (100.0%)     (100.0%)     (100.0%)
                        =========    =========    =========    =========    =========    ==========


Superstore Operations

     Ito-Yokado's superstore operations include the Company's superstores; York Mart supermarket chains; Robinson's Japan department stores; Mary Ann women's wear boutiques; and Oshman's Japan sporting goods stores. Overseas, the Company has three superstores in the PRC that are operated by Chengdu Ito-Yokado and Hua Tang Yokado Commercial or HTYC.

     The Company believes that the principal attractions of its stores are the merchandise that customers want to purchase at reasonable prices, customer-friendly displays and services, and convenient locations with sufficient parking space for customers. Superstores, supermarkets and other retail operations are on average open ten or eleven hours per day (operating hours may be extended by one hour for not more than 60 days per year) in almost all stores. Approximately 80% stores of the operations have no store closing days (see "Important Restrictions" in Item 4.B.). A self-service system is generally employed at Ito-Yokado's stores for sales of food, daily necessities and certain household and apparel items. A sales staff is available to assist customers in other areas, such as the fashionable apparel, furniture and electric appliance departments.


Ito-Yokado Superstores

     "Superstore" is a term commonly used in Japan to connote a retail self-service store, which sells a broad range of consumer goods and food. The Company's concept of integrating its substantial food selling activities with its other selling activities, although a normal merchandising concept in Japan, is not a common practice in the United States. In general, a Company superstore provides its customers with a broad range of merchandise which enables its customers to satisfy most or all of their shopping needs, including their food needs, in a single building which is equipped with facilities and layout which are organized and operated in such a manner as to maximize shopping convenience.

     Ito-Yokado superstores accounted for net sales of 1,459,737 million yen and 1,491,067 million yen ($11,127,366 thousand) in fiscal years 2001 and 2002. Superstores have sales floor space of generally more than 10,000 square meters per store and sell a broad range of moderately priced food, apparel and household goods. The number of items of goods sold during the course of one year at each superstore varies from 80,000 to 100,000 according to store size and location.

     The Company's superstore operations are primarily located in the Kanto region. The Kanto region, consisting of Tokyo and six neighboring prefectures, occupies approximately 8.6% of the total land area of Japan, includes Japan's largest concentration of industrial and commercial activity and represents approximately 33% of total retail sales in Japan. As at February 28, 2002, of

Ito-Yokado's 181 superstores, 118 were located in the Kanto region and accounted for 67.5% of the total merchandise sales of superstores for fiscal year 2002. The remaining superstores were 15 located in Hokkaido, 15 in Tohoku, 26 in Chubu Hokuriku, five in Kianki and two in Chugoku.


Other Retail Operations

Supermarkets

     Supermarkets are generally located in areas where traffic patterns and concentration of population do not justify the location of the Company's superstore. The supermarkets sell a more limited line of merchandise than what is sold in superstores and have a higher percentage of food sales.

     Ito-Yokado opened its first supermarket in 1976 through York Mart Co., Ltd. ("York Mart"), a 90.3% owned subsidiary and as of February 28, 2002, had 56 supermarkets in operation. All of the York Mart stores are located in the Kanto region. Sales for the supermarkets for fiscal years 2001 and 2002 were 101,517 million yen and 95,274 million yen ($711,000 thousand), respectively. York Mart supermarkets generally carry approximately 13,000 items and have sales floor space ranging from 1,000 to 4,500 square meters.


Department stores

In 1984, Ito-Yokado strengthened its department store operations with the establishment of Robinson's Japan Co., Ltd. ("Robinson's Japan"), a wholly owned subsidiary. Robinson's Japan has operated four department stores in Kasukabe, Saitama Prefecture, in Utsunomiya, Tochigi Prefecture, in Sapporo, Hokkaido and Odawara, Kanagawa Prefecture. The total net sales of Robinson's Japan for fiscal years 2001 and 2002 amounted to 58,178 million yen, and 67,216 million yen ($501,612 thousand), respectively.


Specialty shops

     In 1977, the Company organized a wholly-owned subsidiary, Mary Ann Co., Ltd. ("Mary Ann"), to operate specialty shops for young women's apparel. At February 28, 2002, 54 such boutiques were in operation, 33 located in the Company's superstores and 21 in free-standing stores. The total sales for fiscal years 2001 and 2002 amounted to 5,495 million yen and 5,269 million yen ($39,321 thousand).

     In 1984, Ito-Yokado, in collaboration with Oshman's Sporting Goods, Inc. of Houston, Texas, set up Oshman's Japan Co., Ltd. ("Oshman's Japan"), a sporting goods specialty retailer. The venture had five outlets as of February 28, 2002. The outlets target their sports equipment and information for both beginners and intermediates. The total sales for fiscal years 2001 and 2002 were 5,940 million yen and 6,352 million yen ($47,403 thousand), respectively.


Affiliate accounted for under the equity method

     York-Benimaru was founded as a food store in 1947 and started a supermarket operation in 1963. It joined the Ito-Yokado Group in 1973. As of February 28, 2002, it was a 28.6% owned affiliate that accounted for under the equity method for Ito-Yokado's consolidated financial statements. As of February 28, 2002, York-Benimaru operated 92 supermarkets, principally located in the Tohoku region. Net sales of York-Benimaru for fiscal years 2001 and 2002 were 252,162 million yen and 251,587 million yen ($1,877,515 thousand), respectively.


Superstores in China

     The Company has operated three superstores in the PRC as at the end of December 2001. See Item 4.A. Sales of Chengdu Ito-Yokado store for the year ended December 31, 2000 and 2001, which opened in Chengdu, Sichuan in November 1997, amounted to 513.5 million yuan and 566.6 million yuan ($68,429 thousand), respectively. Total sales of HTYC for the year ended December

31, 2000 and 2001, amounted to 481.9 million Yuan and 536.0 million Yuan ($ 64,733 thousand). In December 2001, HTYC added a new superstore, named "YaYunCung" store in Beijing.


Discount stores

     Daikuma Co., Ltd. ("Daikuma"), an 87.7% owned consolidated subsidiary, was an operator of 26 discount stores located in the suburbs of Tokyo, with a long history as a regional discount retailer dating back to its foundation in 1922. It became a member of the Ito-Yokado Group in 1979. Daikuma has established a strong identity as a provider of quality, national brand electric appliances, leisure-related products, sporting goods and household goods, all at discount prices. Its net sales for fiscal years 2001 and 2002 were 114,316 million yen and 105,673 million yen ($788,604 thousand), respectively.

     In May 2002, the operations of Daikuma were sold to Yamada Denki Co., Ltd., a large retailer of household electric goods, through a special purpose company ("SPC"). As a result, Daikuma is no longer a consolidated subsidiary. See "IY Group Business Reengineering Plan" in Item 4.B and Item 8.B.


Composition of Revenues from Superstore Operations

     The following table shows revenues from superstore operations by category of goods sold for the last five fiscal years. In fiscal year 2002, gross profit margins on sales of apparel, household goods and food were 35.2%, 27.6%, and 26.2%, respectively. The gross profit margin on merchandise was 29.0%. "Gross profit" means gross sales less cost of merchandise; gross profit margins represent gross profits as a percentage of gross sales. The Company's accounting procedures do not provide for allocation of administrative, sales and other operating costs to these categories of goods. Furthermore, in view of the Company's operating methods, the Company does not believe any allocation is possible other than on an arbitrary basis. Consequently, the gross margin figures should not be considered operating income as generally understood in the United States.

                                            Fiscal year ended February 28 or 29
                      --------------------------------------------------------------------------
                          2002         2001         2000         1999         1998        2002
                          ----         ----         ----         ----         ----        ----
                                                                                      (Thousands
                                               (Millions of yen)                        of U.S.
                                                                                        dollars)
Apparel                 433,925      440,382      460,734      488,962      490,092     3,28,246
                          (26.6%)      (27.3%)      (27.7%)      (28.3%)      (28.5%)
Household goods         389,370      389,380      414,747      444,751      462,379    2,905,746
                          (23.8%)      (24.2%)      (25.0%)      (25.7%)      (26.9%)
Food                    740,570      715,594      722,112      735,246      708,317    5,526,642
                          (45.4%)      (44.4%)      (43.5%)      (42.5%)      (41.2%)
Other                    68,057       65,592       63,368       60,810       59,060      507,888
                           (4.2%)       (4.1%)       (3.8%)       (3.5%)       (3.4%)
                      ---------    ---------    ---------    ---------    ---------   ----------
Total                 1,631,922    1,610,948    1,660,961    1,729,769    1,719,848   12,178,522
                         (100.0%)     (100.0%)     (100.0%)     (100.0%)     (100.0%)
                      =========    =========    =========    =========    =========   ==========

----------
Note: Principally includes rental income from tenants and sales to affiliates.
      See "Tenants" of Item 4.B.


Apparel

     The Apparel products sold by the Company are divided into five categories as stated below. The Apparel product division produces the highest grossing profit margins in the superstore business, the sales of which significantly affect the results of Ito-Yokado's operations. The sales of apparel by product categories for each of the last five fiscal years are set forth below:

                                          Fiscal year ended February 28 or 29
                        ---------------------------------------------------------------------
                           2002        2001       2000        1999        1998        2002
                           ----        ----       ----        ----        ----        ----
                                                                                   (Thousands
                                            (Millions of yen)                        of U.S.
                                                                                     dollars)
Women's apparel         134,891      131,666    138,171     148,566     157,790     1,006,649
                          (31.1%)      (29.9%)    (30.0%)     (30.4%)     (32.2%)
Men's apparel            80,456       86,256     94,713     101,099      97,991       600,418
                          (18.6%)      (19.6%)    (20.6%)     (20.7%)     (20.0%)
Children's apparel       47,645       49,869     55,400      59,949      61,392       355,560
                          (11.0%)      (11.3%)    (12.0%)     (12.3%)     (12.5%)
Underwear                91,928       93,652     99,581     104,928      97,191       686,030
                          (21.1%)      (21.3%)    (21.6%)     (21.5%)     (19.8%)
Accessories and          79,005       78,939     72,869      74,420      75,728       589,589
 others                   (18.2%)      (17.9%)    (15.8%)     (15.1%)     (15.5%)
                        -------      -------    -------     -------     -------     ---------
Total                   433,925      440,382    460,734     488,962     490,092     3,238,246
                         (100.0%)     (100.0%)   (100.0%)    (100.0%)    (100.0%)
                        =======      =======    =======     =======     =======     =========


Household Goods

     The household goods sold by the Company are divided into three categories: household goods, including bedding, furniture, interior products, electrical appliances and notions; sundries, including kitchen utensils, toiletry goods, cosmetic and medicine; and hobby & leisure goods, including stationery, toys, hobby and sporting goods. The sales of household goods by product categories for each of the last five fiscal years are set forth below:

                                          Fiscal year ended February 28 or 29
                          -------------------------------------------------------------------
                            2002        2001       2000        1999       1998        2002
                            ----        ----       ----        ----       ----        ----
                                                                                   (Thousands
                                            (Millions of yen)                        of U.S.
                                                                                     dollars)
Household goods           122,857     115,381    115,864     128,637     139,133      916,843
                            (31.6%)     (29.6%)    (27.9%)     (28.9%)     (30.1%)
Sundries                  160,208     157,372    176,633     186,007     187,903    1,195,582
                            (41.1%)     (40.4%)    (42.6%)     (41.8%)     (40.6%)
Hobby & Leisure goods     106,305     116,627    122,250     130,107     135,343      793,321
                            (27.3%)     (30.0%)    (29.5%)     (29.3%)     (29.3%)
                          -------     -------    -------     -------     -------    ---------
Total                     389,370     389,380    414,747     444,751     462,379    2,905,746
                           (100.0%)    (100.0%)   (100.0%)    (100.0%)    (100.0%)
                          =======     =======    =======     =======     =======    =========


Food

     Food has represented the largest single category of goods sold by the Company for each of the last five fiscal years. The food products sold by the Company are divided into two groups: fresh food, including meat, fish, fruit, vegetables, take-out prepared food and dairy products; and processed food, including snacks, seasonings, instant food, frozen food and alcoholic beverages. The following table indicates the sales of food by product category for each of the past five fiscal years:

                                          Fiscal year ended February 28 or 29
                          ---------------------------------------------------------------------
                            2002        2001        2000        1999        1998        2002
                            ----        ----        ----        ----        ----        ----
                                                                                     (Thousands
                                              (Millions of yen)                        of U.S.
                                                                                       dollars)
Processed food            380,547      363,155     344,624     353,056     353,426    2,839,903
                            (51.4%)      (50.7%)     (47.7%)     (48.0%)     (49.9%)
Fresh food                360,023      352,439     377,488     382,190     354,891    2,686,739
                            (48.6%)      (49.3%)     (52.3%)     (52.0%)     (50.1%)
                          -------      -------     -------     -------     -------    ---------
Total                     740,570      715,594     722,112     735,246     708,317    5,526,642
                           (100.0%)     (100.0%)    (100.0%)    (100.0%)    (100.0%)
                          =======      =======     =======     =======     =======    =========


Convenience Store Operations

     Ito-Yokado's convenience store operations consist of those of Seven-Eleven Japan and 7-Eleven, Inc. Their stores operate under the name of "7-Eleven" generally. The Company believes that it is essential for convenience stores to be literally convenient for customers' everyday needs. To achieve this goal, Ito-Yokado's convenience stores have continually sought to provide a reliable selection of quality products and service at fair prices and clean, safe and friendly stores at any hour of the day.


Seven-Eleven Japan

     Ito-Yokado's convenience store operations in Japan are conducted by Seven-Eleven Japan, a 50.6% owned subsidiary, which operates, principally through franchisees, convenience stores under the name "7-Eleven" pursuant to an area license agreement with 7-Eleven, Inc.

     Seven-Eleven Japan entered into the convenience store business in fiscal year 1975 and its convenience store operations currently are the largest in Japan. As of February 28, 2002, there were 9,116 7-Eleven convenience stores in operation, including SEVEN-ELEVEN (Hawaii), 8,651 of which were operated by franchisees and approximately 60% of the franchisees owned their stores. Under its franchise agreements with franchisees in Japan, Seven-Eleven Japan sublicenses its franchisees to use the name "7-Eleven" and agrees to provide them advice, products information and various services relating to the development and operation of their stores and guarantees a minimum gross profit, all in return for royalties related to gross profits. The 7-Eleven stores in Japan generally carry approximately 2,800 items, mainly daily necessities such as processed food, soft drinks, sundries such as cigarettes, toiletries, periodicals and fast foods; 99.1% of these convenience stores operate 24 hours per day. In Japan, they are located principally in residential areas, on main thoroughfares, or on other sites where they are easily accessible, and they have a standard, easily recognized facade and generally have sales floor space of approximately 100 square meters on average.

     As of February 28, 2002, of the 9,116 convenience stores in operation, 1,222 were located in Tokyo, 3,086 in other areas of the Kanto region, 761 in Hokkaido, 704 in Tohoku, 1,060 in Chubu, 780 in Kinki, 569 in Chugoku, 878 in Kyushu and 56 in Hawaii. The Company expects to continue to expand this business principally by entering into additional franchise agreements.

     During fiscal year 2003, the Company expects to cause approximately 630 new stores to be added (see Item 4.D).

     Revenues from operations of Seven-Eleven Japan in fiscal years 2001 and 2002 were 346,916 million yen and 365,944 million yen ($2,730,925 thousand), respectively. In the case of Seven-Eleven Japan, "revenues from operations" consist of royalties and franchise fees from Seven-Eleven Japan's franchised convenience stores, net sales at Seven-Eleven Japan operated convenience stores and other operating revenues, and excludes net sales at its franchised convenience stores.

     The following table shows convenience store sales by both company-operated and franchised stores of Seven-Eleven Japan by category of goods sold for each of the last five fiscal years. 6,319 Seven-Eleven Japan stores sold alcoholic beverages under a license obtained as to each store from the Minister of Finance, which constituted approximately 6.6% of total sales of Seven-Eleven Japan stores in fiscal year 2002.

                                             Fiscal year ended February 28 or 29
                        -----------------------------------------------------------------------------
                            2002         2001         2000         1999          1998         2002
                            ----         ----         ----         ----          ----         ----
                                                (Millions of yen)                          (Thousands
                                                                                             of U.S.
                                                                                             dollars)
Processed food            678,598       644,691      620,616      584,015       551,885     5,064,164
                            (32.1%)       (31.5%)      (31.6%)      (31.6%)       (31.7%)
Fast food                 638,431       620,132      599,012      565,533       539,697     4,764,410
                            (30.2%)       (30.3%)      (30.5%)      (30.6%)       (31.0%)
Daily food                264,252       255,831      249,424      232,866       208,915     1,972,030
                            (12.5%)       (12.5%)      (12.7%)      (12.6%)       (12.0%)
Sundries                  532,732       525,986      494,920      465,733       440,463     3,975,612
                            (25.2%)       (25.7%)      (25.2%)      (25.2%)       (25.3%)
                        ---------     ---------    ---------    ---------     ---------    ----------
Total                   2,114,013     2,046,640    1,963,972    1,848,147     1,740,960    15,776,216
                           (100.0%)      (100.0%)     (100.0%)     (100.0%)      (100.0%)
                        =========     =========    =========    =========     =========    ==========

     Seven-Eleven Japan has also sought to enhance the convenience of its stores by offering services as well as products. These services include the parcel delivery agent service, begun in 1981; a coin-operated copy machine service; and an on-line utility bill payment service, which was launched in 1987. In fiscal year 2002, the number of parcels handled through Seven-Eleven Japan's system reached 13.8 million and the number of copies made at Seven-Eleven Japan's stores was 700 million. The number of utility bills paid at Seven-Eleven Japan stores for fiscal year 2002 amounted to 126 million.


7-Eleven, Inc.

     As of December 31, 2001, 7-Eleven, Inc. operated 2,656 corporate-operated convenience stores in the United States and Canada and 3,173 franchised stores in the United States.

     As of December 31, 2001, 7-Eleven, Inc. had granted area licenses to the licensees of the U.S., which were operating 441 convenience stores using the 7-Eleven system. The 56 stores in Hawaii are operated under an area license agreement with Seven-Eleven (Hawaii), Inc. (a subsidiary of Seven-Eleven Japan).

     As of December 31, 2001, "foreign" (areas in the world other than the North America) area license agreements covered the operation of 8,924 7-Eleven stores in Japan, 2,908 in Taiwan, 1,722 in Thailand, 1,001 in South Korea, 516 in the PRC, 267 in Australia, 189 in Malaysia, 161 in the Philippines, 156 in Singapore, 63 in Norway, 60 in Sweden, 37 in Denmark, 15 in Spain, 10 in Turkey and 8 in Guam. 13 stores in Puerto Rico and 328 stores in Mexico were operated by a 7-Eleven, Inc. affiliate. As of December 31, 2001, the 7-Eleven store network comprised 22,648 stores worldwide.

     Generally, 7-Eleven, Inc.'s stores are open every day of the year and are located in neighborhood areas, on main thoroughfares, in shopping centers, or on other sites where they are easily accessible and have ample parking facilities for quick in-and-out shopping. The number of items of goods sold at such store is 2,300-2,800. The vast majority of the stores operate 24 hours a day, with virtually all of 7-Eleven, Inc.'s stores open at least from 7 a.m. until 11 p.m.

     In recent years, 7-Eleven Inc. has pruned its store base, closing or disposing of those stores that either could not support its strategies, were not expected to achieve an acceptable level of profitability in the future or had leases which expired. As a result, store closings during the past three years totaled 88, 67 and 72 in 1999, 2000 and 2001 respectively. On the other hand, 7-Eleven, Inc. has actively promoted the opening of its new stores and the number of stores opened during the last three years were 165, 120 and 145 in 1999, 2000 and 2001, respectively.

     7-Eleven, Inc. recorded net sales increase of 4.7% to $9,781.8 million for the year ended December 31, 2001, compared to sales of $9,346.0 million in December 31, 2000. Merchandising sales grew 5.8% to $7,019.5 million and gasoline sales increased 1.8%, to $2,762.3 million.

     The following table shows the composition of 7-Eleven Inc.'s net sales. "Merchandise sales" are comprised of groceries, beverages, tobacco products, beer/wine, candy/snacks, fresh foods, dairy products, non-food merchandise and services. "Gasoline sales" generated from the stores with gas stations, of which there were 2,371 and 2,470 as of end of December 2000 and 2001.

                                               Fiscal year ended December 31
                                    ----------------------------------------------------
                                      2001       2000       1999       1998       1997
                                      ----       ----       ----       ----       ----
                                               (Millions of U.S. dollars)
Merchandise sales                   7,019.5    6,632.2     6,216.1    5,573.6    5,181.8
                                      (71.8%)    (71.0%)     (75.3%)    (76.8%)    (74.3%)

Gasoline sales                      2,762.3    2,713.8     2,035.6    1,684.2    1,789.4
                                      (28.2%)    (29.0%)     (24.7%)    (23.2%)    (25.7%)
                                    -------    -------     -------    -------    -------
Total sales                         9,781.8    9,346.0     8,251.7    7,257.8    6,971.2
                                     (100.0%)   (100.0%)    (100.0%)   (100.0%)   (100.0%)
                                    =======    =======     =======    =======    =======


Composition of Revenues from Convenience Store Operations

     The following table shows the composition of revenues from convenience store operations. "Merchandise sales" are mainly comprised of net merchandise sales of Seven-Eleven Japan's directly operated convenience stores and all 7-Eleven, Inc.'s directly operated and franchised convenience stores. "Gasoline sales" are attributed to 7-Eleven, Inc.'s convenience stores with gas stations. "Franchised fees from domestic franchised stores" represents franchise fees from the convenience stores in Japan under the franchise agreement with Seven-Eleven Japan. "Other Income" is primarily generated from area license royalties and franchise fees paid for 7-Eleven, Inc. based on the area license and franchise agreements, after eliminating area license royalties from Seven-Eleven Japan.

                                           Fiscal year ended February 28 or 29
                        -------------------------------------------------------------------------
                            2002         2001        2000         1999        1998        2002
                            ----         ----        ----         ----        ----        ----
                                                                                       (Thousands
                                               (Millions of yen)                         of U.S.
                                                                                         dollars)
Merchandise sales         936,797      789,069      773,488      785,074     677,307    6,991,023
                            (59.4%)      (57.6%)      (60.3%)      (62.0%)     (59.7%)

Gasoline sales            340,228      295,335      234,075      222,912     218,420    2,539,015
                            (21.6%)      (21.5%)      (18.2%)      (17.6%)     (19.2%)

Franchise fees from       291,518      280,124      269,035      251,028     233,907    2,175,507
 domestic franchised        (18.5%)      (20.4%)      (21.0%)      (19.9%)     (20.6%)
 stores

Other income                7,876        6,504        6,124        6,256       5,771       58,776
                             (0.5%)       (0.5%)       (0.5%)       (0.5%)      (0.5%)
                        ---------    ---------    ---------    ---------   ---------   ----------

Total                   1,576,419    1,371,032    1,282,722    1,265,270   1,135,405   11,764,321
                           (100.0%)     (100.0%)     (100.0%)     (100.0%)    (100.0%)
                        =========  ===========    =========    =========   =========   ==========

Restaurant Operations

     Ito-Yokado's restaurant operations principally consist of the Denny's Japan and Famil restaurant chains. In the restaurant business, a seasonal menu and good service, good flavor, atmosphere and cleanliness are prerequisites for success. Ito-Yokado's restaurant operations focus on ensuring consistently high levels of these criteria throughout the chain.


Denny's Japan

     Ito-Yokado's family restaurant operations are conducted by Denny's Japan, a 51.6% owned subsidiary, which operates Denny's restaurants in leased premises. Denny's restaurants are generally free-standing, have a standard recognizable appearance and offer a variety of meals. As of February 28, 2002, 550 restaurants were in operation, 402 in the Kanto region (including 138 in Tokyo), 107 in the Chubu region, 21 in the Kinki region and 20 in the Tohoku region. Net sales in fiscal years 2001 and 2002 were 99,739 million yen and 98,840 million yen ($737,612 thousand), respectively.

     Denny's restaurants were operated pursuant to a Technical Assistance and License Agreement entered into in 1973 between Ito-Yokado and Denny's Inc., a California corporation (the "Denny's Agreement") prior to 1984, in which the parties agreed to terminate the Denny's Agreement and Denny's Japan purchased from Denny's Inc. of the U.S., all rights in Japan to the service mark and trademark "Denny's".


Famil

     Ito-Yokado also operates through Kabushiki Kaisha "Famil", a 94.9% owned subsidiary ("Famil"), Famil restaurants offering Japanese, Chinese and western-style meals and fast food stands. This operation was started in 1972. Net sales in fiscal years 2001 and 2002 were 22,224 million yen and 21,012 million yen ($156,806 thousand), respectively. Famil has focused on company cafeterias, in-store restaurants and catering services. As of February 28, 2002, the total number of Famil restaurants was 339, including 121 in-store restaurants and fast food stands and 196 company cafeterias for Ito-Yokado's employees in its superstores, supermarkets and other sales outlets as well as 22 company cafeterias in unaffiliated companies.


Others

     The Company reviewed the segment categories at the time when IYBank was established in 2001 and decided to create a new segment, "others," in addition to the existing three segments. This segment includes IYBank, in banking; IY Card Service, in credit card operations; 7dream.com, in electronic commerce; Seven-Meal Service, in meal delivery; and Shiba Park Publishing in publications, etc.


IYBank

     IYBank was established as a consolidated subsidiary, with the investment of Ito-Yokado and Seven-Eleven Japan on April 10, 2001. Upon receiving a banking license on April 25, 2001, IYBank began operations on May 7, 2001.

     IYBank's key competitive assets include the convenience of 24-hour ATM access, which is uncommon in Japan, and the stable management base provided by the store network, reliability, and robust financial position of the IY Group. ATM installations are progressing steadily, and IYBank continues to bolster its operational foundation. The bank has aggressively pursued online connection alliances with banks and securities companies to increase customer convenience, and from December 2001 all savings accounts have included network banking functions, which are available over the Internet, cellular phone i-mode service, and push-button telephones.

     The bank will build on these strengths as it continues installing ATMs in IY Group stores. As the bank expands into new areas, it will utilize tie-ups with regional banks as well as ATM usage agreements with life insurance companies, credit card companies, and consumer finance companies.

These steps will increase the convenience of using IYBank's ATMs. In the medium-term, the bank will expand its range of services to include money transfers and overdraft facilities for individuals and sales receipt deposits for businesses.

     Total Income for year ended March 31, 2002 was 1,906 million yen ($14,224 thousand). By the end of March 2002, the bank had installed 3,657 ATMs in Ito-Yokado, Seven-Eleven Japan, and Denny's Japan stores and approximately 68,000 accounts had been opened.


IY Card Service

     Ito-Yokado superstore credit card usage reached the 150.0 billion yen level in fiscal year 2002. These cards now account for about 11% of Ito-Yokado's sales, and that ratio is increasing each year. In this market environment, to further enhance shopping convenience for customers of IY Group companies, IY Card Service was established in October 2001 as a wholly owned subsidiary of Ito-Yokado.

     In February 2002, IY Card Service began to recruit cardholders and issue cards that combine credit card and point card functions in order to increase convenience for customers. Cardholder data will be used as a customer database, facilitating new marketing initiatives, such as individualized services and sales promotions. As at the end of February 2002, points can be used only at Ito-Yokado superstores, but in the future the system will be extended to include all Group stores, further increasing customer convenience. See "Point System" of
Item 4.B.


7dream.com

     Kabushiki Kaisha "7dream.com", which Seven-Eleven Japan established jointly with seven other companies in February 2000, launched an Internet shopping site. Through this site, Seven-Eleven Japan is developing an e-commerce business based on convenience store, distribution, and information networks. 7dream.com has offered various services for customers including order, pick-up, and pay for such transactions as shopping, buying books, downloading music, printing digital photos, applying for cellular phones, and requesting same day hotel reservations. The installation of multimedia terminals, which enable customers to order the above-services from 7-Eleven stores, began in November 2000. Net sales in fiscal years 2001 and 2002 were 617 million yen and 1,170 million yen ($8,731 thousand), respectively.


Seven-Meal Service

     Jointly established in August 2000 with three other companies, Seven-Meal Service Co., Ltd. ("Seven-Meal Service"), uses Seven-Eleven Japan's production, distribution, and information networks to operate a meal delivery service. At the end of February 2002, the services were available in areas covering approximately 3,000 7-Eleven stores. Customers can select from a menu of various items, including fully prepared meals and packages of cooking ingredients. Items can be ordered by telephone, facsimile, and Internet or at 7-Eleven stores. Delivery is made using special vehicles that can keep the food at required temperatures or the food may be picked up at 7-Eleven stores. Net sales in fiscal years 2001 and 2002 were 17 million yen and 478 million yen ($3,567 thousand), respectively.


Merchandising Policy

     Ito-Yokado has built up a flexible corporate organizational structure that promotes the development of innovative merchandising and management strategies. Ito-Yokado has adopted the corporate slogan, "Respond to change, while strengthening the fundamentals" as a reminder that this structure must be able to predict and respond quickly to fast changes in consumer preferences. For this goal, the Comprehensive Operations Reform Committee ("CORC") was founded by Ito-Yokado in 1982, and since then CORC has been normally held once a week and brought about many renovations which have substantially enhanced the Company's management such as merchandising policy, store operations, information analysis, processing and distribution system.

     An item-by-item inventory control method has been at the core of the Company's merchandising strategy. This method involves distinguishing fast-moving items from slow-moving ones, examining these differences, taking due care of the main features (for example, color, design, size, taste, durability, sales methods and price) between them and making hypotheses for the business plans. The item-by-item inventory control is made more precise by the processing of a computerized point of sales system, POS - see "Information System" in Item 4.B. below. Based on the data, fast-moving items are stocked sufficiently and slow-moving items are reduced immediately. Further, this method ensures that the products customers want to purchase are always in stock thereby reducing lost sale opportunities due to items being out-of-stock. This concept is fundamental in merchandising. Through the continuation of the item-by-item inventory control, Ito-Yokado believes that its operation has succeeded in maintaining a higher level of efficiency, a lower level of inventory while at the same time meeting customers' needs consistently. In addition, various merchandising strategies of Ito-Yokado have been based on this item-by-item inventory control.

     Traditionally, Japanese retailers have operated under a system where unsold merchandise would be returned to suppliers. The rationale is that the burden of storing inventory is lightened for retailers although on the other hand, manufacturers and wholesalers maintain the right of determining production volumes and price for each product. Ito-Yokado has questioned the real value of this system and, unlike other Japanese retailers, continued a "Complete Purchase System", meaning Ito-Yokado has followed a policy of not returning unsold products to the supplier. While this method requires Ito-Yokado to forecast adequate levels of inventory precisely, Ito-Yokado's item-by-item inventory control allows Ito-Yokado to maintain inventory based on data reflecting current consumer trends. By relieving Ito-Yokado's suppliers from having to take back unsold merchandise, Ito-Yokado keeps costs down and retains a right to decide appropriate production volume to meet product sales trends.

     The merchandise in Ito-Yokado's stores must be ones which customers want, be in stock regularly and be reasonably priced. Team merchandising is Ito-Yokado's method of satisfying these requirements. By working closely with manufacturers and suppliers to select materials and specify manufacturing processes, and by sharing sales data from Ito-Yokado's stores, Ito-Yokado has established a highly efficient system for developing and manufacturing merchandise that meets consumer requirements. By limiting the number of firms, companies and entities with whom Ito-Yokado does business, production and distribution processes have become more efficient. Ito-Yokado has further lowered wholesale costs and added extra values to its products by fostering strong relationships with suppliers through the Complete Purchase System. Team merchandising also makes the production process more flexible, enabling Ito-Yokado to increase or decrease production in response to changes in the market. Ito-Yokado can cut the time it takes to fill orders for fast-moving merchandise and avoid running out of extremely popular items. These team-ups consist of not only domestic suppliers but also overseas partners.

     The current life cycle of products in the Japanese personal consumption market is getting increasingly shorter. Best-selling items initially achieve explosive sales but quickly tend to peak out. Thus it is highly important for Ito-Yokado to make an accurate estimate for fast-selling items and make rapid responses thereto. Accordingly, Ito-Yokado continues to reform team merchandising activities with its business partners for the purpose of responding to such situations.


IY Group Business Reengineering Plan

     The operating environment in the retail industry is expected to remain challenging due to cautious consumer spending and an uncertain economic outlook. In this environment, it will be necessary to break away from management styles that are based on past experience. The Company must follow a new management strategy that reflects a clear vision of the future. The top priority of the IY Group is to improve management quality. The Company's goal is not merely to expand market share by building new stores and boosting sales based on a low-cost strategy. Rather, Ito-Yokado strives to earn the loyalty of customers and to enhance the profitability of the operations by responding accurately and promptly to customer needs and by continually offering products and services with value. To improve management quality, the IY Group has tackled a range of challenging issues, such as where to concentrate management resources and what new approaches to implement. The Business Reengineering Plan, which the Company began to implement in 2001, is a concrete guideline to handling these issues.


1.   Business Reengineering in the Ito-Yokado Superstores

     In the first half of the 1990s, superstore operations recorded annual operating income in excess of 100 billion yen, but the profitability of these operations has declined significantly in the past several years. Accordingly, one of Ito-Yokado's top priorities is the reorganization of superstore operations, especially Ito-Yokado superstores, which are the core of this business segment. The Company introduced a new plan at Ito-Yokado stores that includes the implementation of large-scale sales area renovations aimed at revitalizing stores to provide customers with true ease of use and to enhance competitiveness.


Reforming sales areas

1 The Company is implementing the principles of "expansion and reduction" or "selection and concentration" for most sales areas in order to respond to the specific needs of each store's market. The Company tries new approaches to merchandising in line with the characteristics of the region served by each store. For example, in some stores the size of the food sales area has been doubled, while in others the household goods sales area has been limited to essential items.

2 The Company has implemented new approaches to the business, including new selling methods in response to changes in customer needs and shortening product lifecycles. In apparel, for example, the Company is taking aggressive steps to improve the Company's sales practices. These include moving product introductions forward by one to two months and coordinating introductions with sales promotion activities. As a result, the Company's products are better matched to variations in temperature rather than seasons, as well as to changes in customer purchasing behavior.

3 The Company will strive to take the customer's viewpoint and to develop stores that customers consider to be useful and convenient, as well as improve sales efficiency. For example, when the Yamato-Tsuruma store in Kanagawa prefecture, opened in November 2001, a customer asked if the Company could provide sales areas that offered tips for meals, and that same day the store set up a meal suggestion corner that featured an instructor preparing the food products sold in that area. The corner included tips for preparation and offered customers the opportunity to try the food and has been well received.


Reforming the personnel system

     The Company has also introduced a new personnel system. The new system does not depend solely on a limited group of people who have done well in the past. Rather, it focuses on flexibility in personnel assignments and on developing the talents of the Company's employees. Also, the new system is not based on age or gender, and the Company expects it to play a key role in making Ito-Yokado an exciting, challenging place to work. By introducing this new personnel system, the Company has begun to build a corporate culture that actively promotes motivated employees who want to take on the challenge of new work. Work history and experience are no longer the key criteria. In the new corporate culture, employees will have higher job satisfaction and clear goals.

1 In fiscal year 2002, the Company introduced policies in some stores under which all managers were to be in their thirties, in which all managers were to be women, and in which sales areas are staffed entirely by part-time employees.

2 In order to vitalize the Company, in fiscal year 2003, the Company is introducing an in-house recruitment system that enables employees with more than two years seniority and part-time employees with more than two years on the job to apply for all management positions.

Store policies to emphasize quality

1 For store openings and renovations, the Company's basic policy is to emphasize quality rather than market share, with a focus on profitability and convenience to regions and customers it serves. During fiscal year 2002, the Company opened one new store and renovated 36, and in the year ahead, the Company plans to open two new stores and renovate 40 stores.

2 In regard to store closings, the Company looks at the profitability of each store and whether it is truly meeting the needs of the customers in the region. The decision to close a store is based on the determination that there is no chance of a recovery in the store's performance. In fiscal year 2002, the Company closed two stores, and during fiscal year 2003, the Company plans to close three stores.


Strengthening supply capabilities

1 The Company does not simply accept shipments of products from the Company's suppliers. Through team merchandising, the Company takes an active role in the planning, development, and manufacturing of products, and as a result is able to offer products that meet the needs of the Company's customers. Product development based on team merchandising is one of the Company's highest priorities. See "Merchandising Policy" and "Differentiation Thorough Private Brands" in Item 4.B.

2 Support for team merchandising activities in apparel products division is provided by the Merchandising Planning Section, which collects and manages information regarding product policy decisions and guides the direction of product development activities. The IY Design Studio provides specialized design planning for specific product groups, such as women's and men's apparel and also provides production assistance in such areas as dyes and materials. The Company will continue to strengthen these departments in the years future. In addition, through team merchandising, the Company will work together with superior suppliers to develop products that meet customer needs by selecting the best materials, producing regions, and production facilities available anywhere in the world.

3 Rather than merely relying on products procured through centralized buying departments at the head office, by region or store, the Company is offering fruits, vegetables, and seafood from nearby producers, with products often available the same day they were harvested.


Pricing policies

     The Company has implemented an "Everyday Fair Price" policy, under which the Company sells high-quality products at reasonable prices and thereby responds to the decline in selling prices that have accompanied deflation in the domestic economy. The Company has worked to set prices that customers trust, and is working to offer reasonably priced products.


2.   Business Reengineering in IY Group Companies

Seven-Eleven Japan (Convenience store)

1 Seven-Eleven Japan continues to implement its area dominance strategy, whereby Seven-Eleven Japan focuses on opening stores in regions where it can achieve a high store density, such as the Tokyo metropolitan region. In addition, Seven-Eleven Japan plans to expand in other regions, such as Chukyo region, by building a store network infrastructure. Overseas, Seven-Eleven Japan is also preparing to plan for opening stores in China.

2 Seven-Eleven Japan is working to improve product quality in response to customers' health-related concerns, which are steadily increasing. These measures include eliminating preservatives and artificial food colorings from rice, bread, sozai (prepared dishes), and noodles. At the same time, Seven-Eleven Japan is striving to differentiate itself from competitors by further strengthening development of original products that meet changing customer needs and are available only at 7-Eleven stores. Also, in the year under review, Seven-Eleven Japan installed IYBank ATMs in about 3,000 convenience stores, principally in the Tokyo metropolitan area. In the future, Seven-Eleven Japan will continue to develop services that meet the needs of a diversifying customer base. See "IYBank" of Item 4.B.


7-Eleven, Inc. (U.S. based convenience store)

1 7-Eleven, Inc. is working to increase business in fast food products, such as measures to develop new products and improve quality.

2 To provide financial and e-commerce services, in-store Vcom(TM) self-service kiosks that offer check cashing, money orders, money transfers and traditional ATM services are being tested mainly in Texas and Florida, and 7-Eleven, Inc. plans to have 3,500 Vcom kiosks installed by the end of 2003.

3 7-Eleven, Inc. will enhance its training and development programs for employees and franchisees.

4 7-Eleven, Inc. plans on opening between 125 and 150 new stores during 2002. 7-Eleven, Inc. intends to focus this expansion on its existing markets to leverage the infrastructure and maximize the efficiencies of a network of 21 combined distribution centers. During the first quarter of 2002, 7-Eleven, Inc. opened 23 stores. In addition, 7-Eleven, Inc. also plans to close more than 100 unprofitable stores in 2002. During the first quarter of 2002, 7-Eleven, Inc. closed or relocated 88 underperforming stores.


Robinson's Japan (Department store)

     The completely renovated Sapporo store in Hokkaido, which was reopened in June 2002, is now focused on food, miscellaneous products and accessories, and sundries. The Utsunomiya store located in Tochigi prefecture, is also planned to be renovated. At the Kasukabe store in Saitama prefecture and Odawara stores in Kanagawa prefecture, which are recording strong performances, the Company will continue to aggressively introduce new products and enhance their ability to respond rapidly to changing customer needs.


Daikuma (Discount stores)

     As a facet of the Business Reengineering Plan, in May 2002, the operations of Daikuma were sold to Yamada Denki Co., Ltd., a large retailer of household electric goods, through a SPC. This decision was made after careful consideration of several issues including whether Daikuma, with sales of approximately 100.0 billion yen and 26 stores, could achieve the necessary operational scale for the discount store market and how would discount store operations fit in the IY Group given the emphasis on improving management quality. Ito-Yokado believes that this decision will have significant benefits in the reallocation of management resources in the IY Group in the future. See
Item 8.B.


IY Foods (Food processing and sale)

     On March 1, 2002, IY Foods K.K., Nihon Nosuisan K.K., and York Seika Co., Ltd. merged to form IY Foods K.K. The merger will increase efficiency and reduce costs through the integration of food packaging and distribution and through the outsourcing of some processing operations.


3.   Developing New Fields of Business

     One of the core themes of business of Ito-Yokado reengineering has been providing its customers with greater convenience. To that end, the Company has entered new service businesses, including financial services. In these ventures, the Company is making full use of the reliability that IY Group has cultivated its store network, which is among the largest in Japan. Other key assets include the strong operational foundation, the leading-edge information systems, and the efficient distribution network. These new businesses will lead to increases in the number and frequency of IY Group store visits and will ultimately contribute to improved profitability. The Company expects to benefit from considerable synergies among the new service businesses of IY Group companies.


IYBank (Banking)

     IYBank aims to offer easy-to-use financial services that are available 24 hours a day. Since it began operations in May 2001, IYBank has steadily expanded and strengthened its operational base. Until the end of March 2006, IYBank plans to install 7,150 ATMs in IY Group stores. It also promotes aggressive tie-ups with financial institutions and expanded its range of services. In the future, IYBank will continue to introduce innovative services that are not available from traditional banks.


IY Card Service (Card operations)

     IY Card Service, was established to increase the convenience of shopping at IY Group stores by integrating credit card and point card functions. IY Card Service began to accept cardholders in February 2002 and plans to acquire 1,500,000 cardholders by the end of fiscal year 2003.


Differentiation Thorough Private Brands

     Ito-Yokado apparel departments do more than simply obtain products from suppliers. By taking a proactive leadership role in planning, development, and production, the Company is able to provide products that truly meet the needs of customers. The Company has given a top priority to this "team merchandising" concept.

     The IY BASICS private brand is performing especially well. IY BASICS is centered on the theme of casual products for consumers' daily lifestyles. IY BASICS was launched in the spring of 1996 in the area of women's apparel and later expanded into the areas of men's apparel, children's apparel, underwear, bags and shoes, etc. In addition, realizing that the Company needed to improve its ability to propose products for men and women in their 30s and 40s, one of the largest customer groups for the Company, it made a full-scale introduction of the L&B (Life and Beauty) private brand in the fall of 2000. This new brand is centered on products for activities outside the home.

     For IY BASICS household products, the Company is developing items that are commonplace in its customers' daily lives, such as towels, dishes, interior goods, cushions, and floor coverings. These product development activities emphasize greater coordination in daily lives.

     In the food division, the Company has offered mainly processed foods, frozen foods and breads, etc. under the private brand "kaimono-jozu" at a reasonable price, with an emphasis on taste and freshness.

     Semi-cooked food "ryori-jozu", for which troublesome preliminary arrangements have been already made, uses seasonal and selected materials. It is, therefore, prepared at home by simply cooking.


Supply of Merchandise

     In order to promptly comply with changes in markets Ito-Yokado changed its merchandising supply strategy so that each superstore and supermarket may decide upon the type and quantity of goods to purchase. The number of employees of Ito-Yokado Group, who were engaged in purchasing products and merchandise development totaled 874, as at the end of February 2002.

     Ito-Yokado superstore has established a total of 17 divisions in accordance with the category of items to be sold. For example, there are five divisions relating to apparel: Women's apparel, Men's apparel, Children's apparel, Underwear and Accessories. With respect to house related goods, there are six divisions: Toy & Hobby goods, Bedding & Interior goods, Outdoor goods, Cosmetics & Drugs, Home-sundry goods and Home-electric products. There are six divisions relating to foods:

Meat, Fish, Fruits & Vegetables, Prepared dishes, Processed foods and Dairy foods. Buyers, who determine the merchandising plans and are responsible for development, and distributors, who are engaged to provide a steady supply of products to each store and to place orders, are posted in each division.

     As of the end of February 2002, the number of buyers and distributors of Ito-Yokado superstores was 208 and 241, respectively.

     The cost of sales for each of the last five years is set forth below:

                                                Fiscal year ended February 28 or 29 of each year
                           ------------------------------------------------------------------------------------------
                              2002            2001           2000             1999            1998           2002
                              ----            ----           ----             ----            ----           ----
                                                          (Millions of yen)                             (Thousands of
                                                                                                        U.S. dollars)
Superstore operations      1,125,272       1,113,407       1,146,394       1,186,737       1,192,522       8,397,552
                               (53.5%)         (57.1%)         (59.8%)         (60.9%)         (63.4%)
Convenience store            929,827         789,448         719,233         712,789         638,100       6,939,007
   operations                  (44.2%)         (40.4%)         (37.5%)         (36.6%)         (33.9%)
Restaurant operations         44,152          45,575          47,493          46,748          47,121         329,493
                                (2.1%)          (2.3%)          (2.5%)          (2.4%)          (2.5%)
Others                         4,108           3,303           2,817           2,401           3,913          30,657
                                (0.2%)          (0.2%)          (0.2%)          (0.1%)          (0.2%)
                           ---------       ---------       ---------       ---------       ---------       ---------
Total                      2,103,359       1,951,733       1,915,937       1,948,675       1,881,656      15,696,709
                              (100.0%)        (100.0%)        (100.0%)        (100.0%)        (100.0%)
                           =========       =========       =========       =========       =========      ==========
Elimination of
  Intersegment portion        (9,543)        (10,085)        (10,159)        (13,146)        (14,328)        (71,216)
                           ---------       ---------       ---------       ---------       ---------       ---------
Total                      2,093,816       1,941,648       1,905,778       1,935,529       1,867,328      15,625,493

     The total number of suppliers of products and foods to be provided to the entire Ito-Yokado superstore amounts to 2,881 and payments to the highest-ranking 200 of those suppliers in terms of the volume of business account for more than 50% of gross purchases. Payments to suppliers are made in cash, normally at a determined date at monthly intervals.


Distribution Centers

     In the Ito-Yokado superstore and other retail businesses, the majority of products have been distributed to each store by the Delivery Center and the Fresh Food Center, of which operations are outsourced by the Company. Most of the Transportation Centers are operated by outsourcing. Centers are located in each area and at present there are 38 centers nationwide.

     With respect to any products for which the temperature needs not to be controlled, items are distributed to stores by the Distribution Center ("DC") and the Transfer Center ("TC") generally. The DC mainly stocks merchandise from overseas and products with large lots as inventory, and transfers them to the TC by dividing them into small lots in response to orders from stores. The TC's function is only to distribute the merchandise delivered from the supplier for each store corresponding to each order.

     In addition, the Delivery Center is divided into several categories in accordance with merchandise characteristics. Products for which the temperature needs to be kept cool are delivered to the Fresh Food Center. In the Processing Center and the Daily Products Center, products are sorted in accordance with the sales floor layout of each superstore, whereby delivery efficiency and arrangement of stock are improved.

     With respect to Apparel, the Hanger Center, where clothing on hangers has been delivered without cardboard boxes to stores, was established. It has promoted efficient and effective works and the reduction of costs for cardboard boxes. Furthermore, a delivery system adopting reusable boxes from business partners to stores is utilized in the areas of apparel, daily necessities and processed foods.


Import Products

     The Company imports supplies, including apparel, food and household goods from overseas. The total amount of imports amounted to approximately 315,600 million yen and 333,900 million yen ($2,491,791 thousand) for fiscal years 2001 and 2002, respectively. Such total amount of imports represented 35.9% and 37.7% of the total cost of sales of the Company for fiscal years 2001 and 2002, respectively. As of the end of February 2002, the Company had offices in Seattle, Beijing, Hong Kong, Shanghai and Milan, which conducted purchases of merchandise to be imported to the Company in Japan.


Credit Sales

     The Company initiated credit sales to its customers in 1973. In addition to credit card facilities which are available for all eligible purchasers from superstores operations, installment credit facilities are made available for the purchase of more expensive goods. In fiscal years 2001 and 2002, the amount of the Company's credit sales represented approximately 11.0% and 11.0%, respectively, of the Company's sales at superstores. The risk of loss on credit sales is borne by independent credit institutions.

     Although the Company used to issue a tie-up credit card with a consumer credit card company called the "IYG Card", a new credit card called the "IY Card" has been issued from the Company's wholly owned subsidiary, IY Card Service and it began to recruit cardholders from February 2002, in order to increase shopping convenience, marketing and the attraction of customers. See "IY Card Service" and "Point System" of Item 4.B. As a result of the introduction of the new card, recruiting of members for the IYG Card was suspended and the validity of the IYG Card will expire in August 2003.


Point System

     The Company has introduced a point system, as a customer service to improve the convenience of shopping, by granting certain points to customers who come to the Company's store and use the cards issued by the Company for shopping. Members who receive 1 point are able to use such point as an equivalent to 1 yen towards their purchases. At the moment, the Company issues two types of cards and each of the methods to grant points is stated as follows.

     The Company has substantially issued a "Point Card" since spring 2001. When presenting the Point Card to a cashier, members receive 1 point for each 100 yen in purchases. Such points can be used when paying for a purchase on a subsequent visit to an Ito-Yokado superstore. As of the end of February 2002, there were approximately 5,000,000 members of the Point Card.

     Since February 2002, the Company's wholly owned subsidiary, IY Card Service, has issued the "IY Card", which combines credit card and point card functions. When using the IY Card as a credit card at the Ito-Yokado superstore, members receive 1.5 points for each 100 yen in purchases and when as a point card with cash payments, members receive 1 point for each 100 yen in purchases. In addition, when using the IY Card as a credit card at member stores of JCB cards, a leading credit card company in Japan, 1 point for each 200 yen in purchases is accumulated. Such accumulated points can be used in the same manner as the Point Card. See "IY Card Service" of Item 4.B.

     As of the end of February 2002, the aggregate unused points of the Point Card and IY Card are stated as current liabilities amounting to 4,153 million yen ($30,992 thousand) (1 point is the equivalent of 1 yen).


Information System

     The Company's main computer system analyzes and provides to employees various products information. The Company has developed a system by which it can continually access and process the latest data. Sales data are revised every two hours during operating hours. Other information including gross profits, markdown losses, number of customers, and inventory levels are reported to the Company's head office by each of the Company's retail stores on a daily basis for all of the products sold by the Company. Data is entered daily into terminals located in each store. Terminal computers can analyze the data and information of each store without using the host computer. Data provided by the system is also used by the Company to analyze its merchandising and purchasing strategies.

     The Company has implemented a point of sales ("POS") system which links registers, order terminals and store computers, installed in stores of Ito-Yokado, to a host computer installed at an outside company in order to collect and analyze daily sales, inventory and other data by item characteristics such as color, size, price and so on. For the purpose of stocking inventory to comply with customers' immediate needs and enhancing efficiency of operations, the Company adopted the POS system in its Seven-Eleven Japan convenience store operations in 1982 and in its superstore operations in 1985. Since then, other retail operations in Japan, in sequence, installed the POS system by the late 1980's. At 7-Eleven, Inc., POS registers were, at first, introduced in 1996 as a test case and then installed in all stores. They have been fully operational since the fall of 1999.

     IY Group has been engaged in the establishment of a new total information system enabling it to connect its head office, stores and business partners with consistent flows of information at every stage and to communicate various kinds of information through digital data.

     Seven-Eleven Japan was the first to install the total information system starting in the fall of 1997 and completed in April 1998. Using this system, Seven-Eleven Japan is able to provide various information including animated pictures, still pictures, sounds, characters, figures, etc. to its stores. This allows persons in charge of placing orders for products in each store to easily check the latest product information, weather, events and so on, and also see TV commercials on air or confirm product displays at the store.

     Because communication is made by satellite, this system allows up to ten times the amount of information to pass speedily between the head office and the stores than before. Various information, such as product information from headquarters, policies of the top management committee and sales information analysis can now be easily retrieved at the terminal computers of store managers or of the person in charge of placing orders for products.

     Ito-Yokado superstore furnished all of its superstores with new POS registers and store computers by June 1999 as a first step for constructing its information system. In the past, register locations were restricted due to wiring considerations, and it was difficult to change the layouts of sales areas. As a result of the shift to the new wireless system, however, sales staff can now change sales areas with greater flexibility and much more easily. Ito-Yokado can also provide product guides and shelving information electronically, and all employees can share merchandising information more rapidly in easy-to-understand formats. In addition, sales events can be planned expediently because the new system makes it possible to update discount prices rapidly without complicated program changes. As a result of new technology, there have been many changes allowing for a more efficient working environment.


Tenants

     Ito-Yokado rents or sublets sales floor space at superstores to unaffiliated tenants. Leases of such tenants are generally for six years or for the length of the lease held by Ito-Yokado on the superstore in which the tenant's shop is located. After the expiration of six-year lease contracts, they are renewed every three year. Tenants primarily operate restaurants, fast-food shops, apparel stores, record and musical instrument shops, camera shops and laundries. Ito-Yokado also rents or sublets sales floor space at other retail businesses such as supermarkets and department stores. Ito-Yokado's primary reason for engaging in tenant operations has been to provide a wider and more attractive range of merchandise and services to enhance the number of customers visiting some of its superstores. See Note 1.k. of Notes to Consolidated Financial Statements.

The Japanese Retail Industry

     According to the 1999 Japan Census of Commerce issued by the METI, the Japanese retail industry has been characterized by the existence of about 1,407,000 independent retail stores, approximately 71% of which have fewer than five employees. On the other hand, retail stores with more than 20 employees account for only 5% of such stores. Although retail stores with fewer than five employees account for no more than 18% of total sales of approximately 144,000 billion yen ($1,075 billion), the retail stores with more than 20 employees account for 45%. In addition, the market share of large retail companies in total retail sales is high, and based upon published financial information available in June 2002, the 100 largest retail companies in Japan, including department stores, superstores, supermarkets, discount stores, convenience stores and specialty chain stores, accounted on an annual basis for approximately 33% of total Japanese retail sales.

     According to statistics implemented by METI and the Japan Chain Store Association, the total net sales of large-scale retail stores including department stores and chain stores amounted to 25,536.5 billion yen ($191 billion) in the year 2001, a decrease of 2.8% compared with that of the previous year. Net sales of department stores accounted for 9,626.1 billion yen ($72 billion) and chain stores accounted for 15,910.4 billion yen ($119 billion), respectively. The market share of leading companies in this industry is still very high, evidenced by the fact that the major seven department stores accounted for approximately 36% of the overall net sales of department stores and the major five chain stores accounted for approximately 39% of the overall net sales of chain stores.

     According to the METI's Preliminary Report on the Current Survey of Commerce, gross sales of the convenience store business in 2001 amounted to approximately 6,850 billion yen ($51 billion) and the sales of the five major chains accounted for about 78% thereof. The number of stores totaled more than 35,000, 83% of which consisted of member stores of such major chains.

     According to research conducted by the Japan Food Service Association, the market scale of the domestic restaurant industry reached approximately 27,000 billion yen ($201 billion) and the total number of restaurants was approximately 800,000 in 2001.

     Currently, there is considerable activity in restructuring the retail industry. The recent operating conditions have forced even major companies to carry out drastic restructuring plans. In addition, there have been remarkable and unprecedented business trends, such as the management consolidation of companies that used to be rivals and capital participation by major overseas retailers and companies in different industries, etc. Although it is the midst of such future changes in the distribution map of the Japanese retail industry, the Company believes that it will be able to ensure a steady position hereafter by carrying through its management policies.


Current Situation of ATMs in Japan

     According to statistics of the Center for Financial Industry Information System in Japan, the number of ATMs of financial institutions in Japan as of the end of March 31, 2001 totaled approximately 13,000,000, an increase of 60% from ten years ago. Such increase is attributable to the fact that many Japanese financial institutions have promoted the establishment of self-service branches with ATMs only, while they have consolidated or abolished their branches in order to streamline operations amid the current tendency towards management consolidation and mergers due to the financial system reform in Japan. In addition, aggressive introduction of ATMs for the purpose of improving customer services in retail stores, office buildings and public facilities can be attributed to the increase.

     The placement of ATMs in retail stores, particularly convenience stores, has tended to increase in recent years. Business hours of Japanese banks are normally from 9:00 a.m. to 3:00 p.m. or 4:00 p.m. on weekdays and service hours of most of the existing ATMs are limited to a specified period of time between mornings to evenings. Also, they often close on weekends and national holidays. On the other hand, banks and convenience stores have fostered new services, such as placing ATMs in convenience stores, which in principle are open 24 hours a day, everyday, and thus enable customers to use ATMs at anytime. This has accelerated the number of ATMs newly placed in such stores.


The Japanese Credit Card Market

     According to research conducted by the Japan Consumer Credit Industry Association, the total number of issued credit cards in Japan as of the end of March 2000 was over 230,000,000. The volume of purchases made by credit cards for fiscal year ended March 31, 2000, amounted to approximately 22,000 billion yen, an increase of 8.1% compared with that of the previous fiscal year. The volume of cash advances using credit cards increased to approximately 7,000 billion yen, an increase of 1.4% compared with that of the previous fiscal year. That is, credit cards have built a vital position in personal spending in Japan these days.


Important Restrictions

     A Large-Scale Retail Store Location Law (the "New Law") replacing the Large-Scale Retail Store Law which was enacted in 1974 (the "Former Law") has been in force since June 1, 2000, and aims principally to maintain the living environment in the urban area. The New Law provides for notification procedures for opening a large-scale retail store to be filed with the local government and the principles on the basis of which the contents of the notification are to be examined, including the extent to which traffic jams would be caused in the adjacent area, parking capacity for cars and bicycles, the traffic safety of the area, the disposal of refuse and noise pollution. The following table summarizes changes from the Former Law to the New Law:

                                                Former Law                                New Law
------------------------------------------------------------------------------------------------------------------
Purpose of Laws                Protection of small-scale retail business       Maintenance of living
                                                                                environment of adjacent area
Licensing authorities:         Government and local governments                Governor of Prefecture
Sales floor space:             1st section stores, 3,000 square meters or      Over 1,000 square meters
                                more
                               2nd section stores, 500 square meters or
                                more
Main examination items:        Opening and closing time of stores,             Noise, disposal of refuse,
                                number of days closed, floor space              easing of traffic jams, parking
                                                                                space for cars and bicycles,
                                                                                opening and closing time of stores
Main subject of                Local shopping district                         Residents around stores
 reconciliation:
Enforcement date:                              March 1,1974                              June 1, 2000
Abolition date:                                May 31, 2000                                   --


Measures for Environmental Concerns

     Ito-Yokado's most important mission as a retailer is to provide customers with safe and high-quality products and services that keep them satisfied. The Company also committed to fulfilling its responsibilities for the environmental concerns surrounding the Company.

     The Company has sought to reduce environmental burdens in various aspects, such as protecting environments, making effective use and reuse of resource, conserving energy and reducing waste and pollution. In addition, each employee of Ito-Yokado has the responsibility to consider environment problems as a member of the Company and of society, to make efforts recognizing its role and to take appropriate actions.

     For reducing environmental burden, Ito-Yokado superstore has implemented various measures, including reduction and recycle of waste from packages and containers, lessening CO2 emission with the rationalization of distribution system, saving energy by introducing the latest technologies, reducing waste from the stores, extension of recycling activities and offering the products with careful environmental review.

C.   Organizational Structure

     IY Group consists of 64 of diversified retail companies, engaged in superstore operations, convenience store operations, restaurant operations and other operations. The following table shows the company and its major subsidiaries by business segment, as of February 28, 2002.

                                                                                                      Equity owned
      Business Segment                         Company Name                     Location of          by the Company
                                                                                Head Office              (%)
----------------------------------------------------------------------------------------------------------------------
SUPERSTORE OPERATIONS:
Superstore                    Ito-Yokado Co., Ltd. (The Company)                     Japan                   --
                              Marudai Co., Ltd.                                      Japan                 80.3
                              Chengdu Ito-Yokado Co., Ltd.                          P.R.C.                 74.0
                              Hua Tang Yokado Commercial Co., Ltd.                  P.R.C.                 36.8

Supermarket                   York Mart Co., Ltd.                                    Japan                 90.3
                              K.K. Sanei                                             Japan                100.0
                              York-Benimaru Co., Ltd.                                Japan                 28.6

Discount Store                Daikuma Co., Ltd.                                      Japan                 87.7

Department Store              Robinson's Japan Co., Ltd.                             Japan                100.0

Specialty Shop                Mary Ann Co., Ltd.                                     Japan                100.0
                              Oshman's Japan Co., Ltd.                               Japan                100.0

Food Product                  IY Foods K.K.                                          Japan                100.0
 & Processing                 Nihon Nosuisan K.K                                     Japan                100.0
                              York Seika Co., Ltd.                                   Japan                100.0

----------------------------------------------------------------------------------------------------------------------
CONVENIENCE STORE             Seven-Eleven Japan Co., Ltd.                           Japan                 50.6
 OPERATIONS                   IYG Holding Company                                   U.S.A.                100.0
                              7-Eleven, Inc.                                        U.S.A.                 72.6
                              SEVEN-ELEVEN (Hawaii), INC.                           U.S.A.                100.0

----------------------------------------------------------------------------------------------------------------------
RESTAURANT OPERATIONS         Denny's Japan Co., Ltd.                                Japan                 51.6
                              K.K. Famil                                             Japan                 94.9
                              York Bussan K.K.                                       Japan                100.0

----------------------------------------------------------------------------------------------------------------------
OTHERS:
FINANCIAL SERVICE             IYBank Co., Ltd.                                       Japan                 65.1
                              IY Card Service Co., Ltd.                              Japan                100.0
                              Union Lease Corporation                                Japan                100.0
                              K.K. York Insurance                                    Japan                100.0

PUBLISHING                    K.K. Shiba Park Publishing                             Japan                100.0

REAL ESTATE & OTHER           K.K. York Keibi                                        Japan                100.0
                              Urawa Building Co., Ltd.                               Japan                100.0
                              Nittsu System Development Co., Ltd.                    Japan                100.0
                              K.K. YR Kaihatsu                                       Japan                100.0
                              K.K. Terre Verte                                       Japan                 89.0
                              Seven-Meal Service Co., Ltd.                           Japan                 60.0

ELECTRIC COMMERCE             K.K. 7dream.com                                        Japan                 51.0
                              E-Shopping Books Corporation                           Japan                 30.8

----------------------------------------------------------------------------------------------------------------------

Note 1: Companies stated in the above table are consolidated subsidiaries, except York-Benimaru Co., Ltd., Hua Tang Yokado Commercial Co., Ltd. and E-Shopping Books Corporation, which are affiliates accounted for under the equity method.

Note 2: On March 1, 2002, IY foods K.K., Nihon Nosuisan K.K. and York Seika Co., Ltd. were merged to form a new company, IY Foods K.K.

Note 3: On May 24, 2002, the operations of Daikuma Co., Ltd. were transferred to a third party. As a result, Daikuma was no longer a consolidated subsidiary of the Company. See Item 8.B.


D.   Property, Plants and Equipment

Store Opening Plan

     The following table sets forth the number of superstores, supermarkets, convenience stores, Denny's restaurants and Famil restaurants opened and closed during each of the last five fiscal years and those planned for fiscal year 2003:

                                                     Fiscal year ended February 28 or 29
                              ---------------------------------------------------------------------------------
                                  2003          2002          2001          2000          1999          1998
                                  ----          ----          ----          ----          ----          ----
                               (projected)
Superstore operations(1)

Ito-Yokado superstores:
  Net increase(decrease)               (1)           (1)            6             7             7             5
  Open at year-end                    180           181           182           176           169           163
  Total square meters of
   sales floor space(2)         1,699,285     1,686,193     1,684,880     1,551,307     1,441,670     1,356,233

York Mart supermarkets:
  Net increase(decrease)               (3)           (2)           (1)            0             3             4
  Open at year-end                     53            56            58            59            59            56
  Total square meters of
   sales floor space(2)            87,373        88,181        94,786       103,678       103,267        98,479

Daikuma
Discount stores(4)
  Net increase(decrease)               --            (4)            2             0             1             1
  Open at year-end                     --            26            30            28            28            27
  Total square meters of
   sales floor space(2)                --       123,960       137,770       129,503       125,051       118,447

(Affiliate accounted for under the equity method)
York-Benimaru supermarkets:
  Net increase                         10             1             6             2             0            15
  Open at year-end                    102            92            91            85            83            83
  Total square meters of
   sales floor space(2)           260,603       237,523       237,334       224,902       215,464       207,962


                                                                 Fiscal year ended February 28 or 29
                                         -------------------------------------------------------------------------------
                                            2003          2002          2001           2000          1999          1998
                                            ----          ----          ----           ----          ----          ----
                                         (projected)
Convenience store operations


Seven-Eleven Japan convenience stores:
  Net increase                                 630           455           458           423           418           440
  Open at year-end
    Total                                    9,746         9,116         8,661         8,203         7,780         7,362
    Franchised                               9,281         8,651         8,260         7,836         7,478         7,124
  Total square meters of
   sales floor space                     1,005,000       998,603       937,376       877,083       825,489       776,312

                                                                     Year ended December 31
                                            ----------------------------------------------------------------------------
                                            2002          2001          2000          1999          1998          1997
                                            ----          ----          ----          ----          ----          ----
7-Eleven, Inc. convenience stores(3):
  Net increase                                --              73            53            77           203             1
    Open at year-end                          --           5,829         5,756         5,703         5,626         5,423
      Corporate                               --           2,656         2,638         3,008         2,666         2,555
      Franchised                              --           3,173         3,118         2,215         2,960         2,868
    Total square meters of
     sales floor space                        --         917,408       898,807       879,281       863,615       827,522

                                                             Fiscal year ended February 28 or 29
                                         -------------------------------------------------------------------------------
                                            2003           2002          2001          2000          1999          1998
                                            ----           ----          ----          ----          ----          ----
                                         (projected)
Restaurant operations

Denny's restaurants:
  Net increase                                  40            16             7            12            16            16
  Open at year-end                             590           550           534           527           515           499
  Total square meters of
   sales floor space                       100,840        94,023        91,342        90,436        90,278        87,800
Famil restaurants:
  Net increase (decrease)                       (7)            0             6             7             6             3
  Open at year-end                             332           339           339           333           326           320
  Total square meters of
   sales floor space                        33,700        34,838        34,844        34,350        33,642        32,940

----------
Notes:
(1) Not included in the table are (i) four Robinson's Japan department stores, having an aggregate of 100,000 square meters of sales floor space; (ii) free standing apparel stores of Mary Ann; and five sporting goods stores of Oshman's Japan having a total sales floor space of approximately 11,000 square meters (iii) three superstores operated in PRC having a total sales floor space approximately 44,400 square meters. See "Superstores Operations-Other Retail Operations" of Item 4.B.
(2) These figures previously represented total sales floor space, including the portion of tenant stores and aisles. However, they have been changed to represent "corporate-operated sales floor space" only and restated retroactively.
(3) Figures for the year 2002 (projected) are not available with respect to 7-Eleven, Inc.'s convenience stores.
(4) Figures for fiscal year 2003 (projected) are not available with respect to Daikuma, due to the transfer its operations to the third party. See Item 8.B.


Ito-Yokado Superstores

     As at February 28, 2002, a total of 181 Ito-Yokado superstores were in operation.

Generally speaking, the buildings recently built for superstores are one to five or six stories, the first floor to the third floor or the first to the second floor of which are designed for sales space taking into consideration the convenience of customers, and the fourth floor and above floors of which are used as parking lots. The corporate-operated sales floor space of superstore opened in fiscal year 2002 was 15,257 square meters. The Company plans to open two superstores with a sales floor space of 26,000 square meters for fiscal year 2003. In addition to two new superstore construction, the Company also plans to extensively remodel 40 selected superstores continually and to close three stores.

     It is the Company's policy to lease most of its superstores. In general, the Company also leases, rather than owns, the underlying land because of the high cost of purchasing land and the high tax rate on landowners applicable to net proceeds from a sale of land in Japan and because the Company believes that by leasing it is able to obtain more suitable store locations. Of the Company's 181 superstores in operation as at February 28, 2002, 27 were superstores where both the land and the building were owned by the Company, and the remaining 154 were superstores where either all or part of the land or the building or both were leased from others.

     See Note 1(g) and 10 of Notes to Consolidated Financial Statements for a description of the accounting for these leases and advances.

     As of February 28, 2002, the Company owned 623,318 square meters of land, of which 432,186 square meters were used for stores, 112,599 square meters for parking places at stores, 30,194 square meters for distribution or food centers and 48,339 square meters for the Company's officer and employee housing, employee welfare facilities and other purposes.


Principal Subsidiaries

Seven-Eleven Japan

     As at February 28, 2002, Seven-Eleven Japan had a sales network consisting of 9,060 convenience stores in Japan, the sales floor space of which was 985,745 square meters in total. Out of the total 9,060 stores in Japan, 917 were directly owned by Seven-Eleven Japan, 2,932 were leased by Seven-Eleven Japan and 5,211 were owned by franchisees.

     As at February 28, 2002, Seven-Eleven Japan owned a total of 844,724 square meters of land, of which 136,388 square meters were used for directly owned and operated convenience stores and area offices of Seven-Eleven Japan, and 708,336 square meters were leased to franchisees.

7-Eleven, Inc.

     As at December 31, 2001, 7-Eleven, Inc. had a total of 5,829 stores operating in the United States and Canada, of which 1,794 were owned by 7-Eleven Inc. and 4,035 were leased by 7-Eleven, Inc. The total sales floor space of the stores was approximately 917,408 square meters.

     Generally, 7-Eleven, Inc. leases the stores for primary terms of 14 to 20 years, with options to renew for additional periods. Many leases grant 7-Eleven, Inc. a right of first refusal if the lessor decides to sell the property. In addition to the minimum annual rental payments, many leases require 7-Eleven, Inc. to pay percentage rental payments if sales exceed a certain amount, and to pay taxes, insurance and maintenance.

Denny's Japan

     As at February 28, 2002, the total number of restaurants in operation was 550, of which only seven were owned by Denny's Japan and the remaining majority was leased by Denny's Japan. The total sales floor space was 94,023 square meters.

     As at February 28, 2002, Denny's Japan owned a total of 15,106 square meters of lands, all of which were used for restaurant operations. Most lease contracts of Denny's Japan are for buildings used for restaurants.

Capital Expenditures

     During the five years ended February 28, 2002, the Company made total expenditures in connection with its store opening plans of approximately 863,641 million yen ($6,445,082 thousand), of which approximately 41% was used for superstore operations, 53% for convenience store operations, 3% for restaurant operations and 3% for others.

     The Company expects that of 187,000 million yen ($1,395,522 thousand) of the capital expenditures for fiscal year 2003, approximately 23% will be used for superstore facilities and other retail store facilities, 67% for convenience store operations and 3% for restaurant operations and 7% for others.

     The following table summarizes the Company's capital expenditures by business segment during each of the five years ended February 28, 2002 and sets forth the current estimates of such expenditures for fiscal year 2003.

                                                Convenience
                                Superstore         store            Restaurant
                                operations       operations         operations         Others              Total
                                ----------      -----------         ----------         ------             -------
                                                                (Millions of yen)
Fiscal year ended
February 28 or 29
-----------------
  1998                            74,355            84,271             5,399               54             164,079
  1999                            97,998           108,308             6,432              388             213,126
  2000                            92,555            95,352             4,906               20             192,833
  2001                            66,393            74,191             3,187            4,727             148,498
  2002                            23,648            94,139             3,607           23,711             145,105
  2003 (projected)                43,000           125,000             5,000           14,000             187,000


ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.   Operating Results

(U.S. dollar amounts in this section are translated from yen, for convenience only, at the rate of 134 yen=U.S. $1, the approximate rate of exchange on February 28, 2002.)


1.   Overview


                                             Fiscal year ended February 28, 2002
---------------------------------------------------------------------------------------
                                                          (Millions of       % change
                                      (Millions of yen)   U.S. dollars)     (2002/2001)
Revenues from operations                 3,332,486           24,869            7.4%
Operating income                           160,969            1,201           (2.7)
Income before income taxes                 171,793            1,282            4.9
Net income                                  52,323              390            7.0

Net income per share                         (Yen)        (U.S. dollars)    % change
---------------------------------------------------------------------------------------
Basic                                       125.20             0.93            5.5%
Diluted                                     125.05             0.93            5.5


Operating environment

     In the fiscal year ended February 28, 2002, economic conditions in Japan worsened.

The deceleration of the U.S. economy led to a decline in exports from Japan, and a rapid drop in IT demand led to a reduction in capital investment. Moreover, the unemployment rate rose, and consumer spending was sluggish. The Japanese economy entered a clear deflationary phase, and market prices in many business sectors declined substantially. In addition, the September 2001 terrorist attacks in the United States created uncertainty in the international political and economic situation.

     In Japan's retail industry, conditions were sluggish, with some large retailers applying for reorganization under the bankruptcy laws. Deflation led to declines in product prices, but specific best-selling products gained popularity, and product life cycles continued to shorten.

     Ito-Yokado focused on bolstering its management system to ensure an accurate, ongoing response to the rapidly changing needs of its customers. Ito-Yokado took a number of steps to offer products that meet customer needs on a timely basis. These included enhancing marketing and product development capabilities and increasing the precision of ordering and inventory control by implementing item-by-item management. Ito-Yokado also formed teams with suppliers in Japan and overseas and worked together to develop appealing products. Ito-Yokado continued the Everyday Fair Price policy, under which Ito-Yokado sells high-quality products at reasonable prices and thereby respond to the declines in selling prices that have accompanied deflation in the domestic economy. In addition, Ito-Yokado implemented a business reengineering plan under which Ito-Yokado improved the operational bases and reorganized and integrated unprofitable and inefficient businesses by making the most of its strong financing capabilities. In this way, Ito-Yokado strove to rapidly increase profitability and to enhance its management skills.

     On May 7, 2002, Ito-Yokado has reached an arrangement to sell the operations of discount store Daikuma at 16,791 million yen to a special purpose company established by Yamada Denki Co., Ltd., a large retailer of household electric goods, and Nomura Principal Finance Co., Ltd. At the end of February 2002, Daikuma had 26 stores, 1,065 employees, and 4,243 million yen in capital. In the fiscal year ended February 2002, Daikuma recorded revenues of 106.9 billion yen.

     In order to provide customers with a higher level of convenience, Ito-Yokado launched new service businesses, including IYBank in banking, and IY Card Service, in credit cards. Ito-Yokado made full use of the Group store network, and the strong operational foundation, information systems, and distribution network. These steps were designed to increase the number and frequency of IY Group store visits and to contribute to improved profitability.

     In the fiscal year ended February 28, 2002, Ito-Yokado's consolidated revenues from operations increased 7.4%, to 3,332.5 billion yen, operating income declined 2.7%, to 161.0 billion yen, income before income taxes was up 4.9%, to 171.8 billion yen, and net income rose 7.0%, to 52.3 billion yen. Diluted earnings per share were 125.05 yen, compared with 118.57 yen in the previous fiscal year.

2.   Revenues from Operations and Operating Income (Loss) by Business Segment

Products and Services Information                       Fiscal year ended February 28 or 29
-----------------------------------------------------------------------------------------------------
                                              2002           2001           2000            2002
                                              ----           ----           ----            ----
                                                      (Millions of yen)                (Millions of
                                                                                       U.S. dollars)
Revenues from operations
Superstore operations:
  Apparel                                   433,925        440,382        460,734          3,238
  Household goods                           389,370        389,380        414,747          2,906
  Food                                      740,570        715,594        722,112          5,527
-----------------------------------------------------------------------------------------------------
    Subtotal                              1,563,865      1,545,356      1,597,593         11,671
  Other                                      68,057         65,592         63,368            508
-----------------------------------------------------------------------------------------------------
    Total                                 1,631,922      1,610,948      1,660,961         12,179
-----------------------------------------------------------------------------------------------------

Convenience store operations:
  Merchandise                               936,797        789,069        773,488          6,991
  Gasoline                                  340,228        295,335        234,075          2,539
  Franchise fees from domestic
   franchised stores                        291,518        280,124        269,035          2,176
  Other                                       7,876          6,504          6,124             58
-----------------------------------------------------------------------------------------------------
    Total                                 1,576,419      1,371,032      1,282,722         11,764
-----------------------------------------------------------------------------------------------------

Restaurant operations                       130,823        132,624        135,772            976
-----------------------------------------------------------------------------------------------------
Others                                       14,540         10,965         11,499            108
-----------------------------------------------------------------------------------------------------
Elimination                                 (21,218)       (21,962)       (23,012)          (158)
-----------------------------------------------------------------------------------------------------
            Consolidated total            3,332,486      3,103,607      3,067,942         24,869
=====================================================================================================

     In fiscal year 2002, revenues from operations rose 7.4%, or 228.9 billion yen. Before elimination of intersegment transactions, revenues in the superstore operations, which accounted for 48.7% of revenues from operations, rose 1.3%, or 21.0 billion yen.

     In apparel, the Company used the IY Design Studio and collaborations with outside entities to plan and develop products in line with fashion trends and rapidly introduced popular offerings.

     In household goods, the Company bolstered its capabilities in item-by-item sales through product planning coordinated with special occasions, such as Mother's Day and Father's Day, and through effective pricing policies for national brands. In the PRC, customer support was obtained through the introduction of new, price-competitive products made possible by the development of high-quality products and through a rental service for household electric goods.

     In food products, the Company worked to differentiate itself through further improvement in flavor and freshness and aggressively strove to obtain fresh foods directly from nearby farms and fishing grounds. In addition, in response to changes in customer lifestyles, the Company developed new produce and semiprocessed products and expanded the sales areas for these items. At the same time, the Company began to develop sales areas that are more appealing to customers, such as areas selling products in smaller packages and by weight.

     In sales, the Company worked to make more effective use of part-time employees. New initiatives included the creation of seafood and sozai (prepared dish) sales areas staffed entirely by part-time employees. In addition, as one facet of efforts to create sales areas that better meet customer targeted needs, the Company now has stores staffed entirely by employees in their 30s and stores in which all managers are women.

     Revenues from convenience store operations before elimination of intersegment revenues rose 15.0%, or 205.4 billion yen, and contributed 47.0% of total revenues.

     Domestically, the Company worked to bolster its existing stores by developing its store network in accordance with its area dominance strategy as well as by relocating stores. As a result, the Company was able to further expand its store network.

     The Company's product lineup in the domestic market was enhanced through the development of original products resulting from team merchandising activities conducted with suppliers. These activities enhanced the ability to provide products that are appealing to customers. In addition, the Company responded aggressively to growing customer concern with health issues by taking steps to eliminate preservatives and artificial food colorings from rice-based products, bread, sozai (prepared dishes), and noodles.

     At 7-Eleven, Inc., in the United States, the Company worked to further strengthen its fast food lineup, developing new products and improving product quality. The yen depreciated and a different exchange rate used for the translation of statements of income in the consolidation of 7-Eleven, Inc.'s results had the effect of increasing revenues 182.6 billion yen. The U.S. dollar exchange rates used for the translation of statement of income in fiscal years 2002 and 2001 were 121.59 yen and 107.85 yen, respectively.

     Revenues from restaurant operations before elimination of intersegment revenues declined 1.4%, or 1.8 billion yen, and contributed 3.9% of total revenues.

     In restaurant operations, Ito-Yokado worked to offer high-quality food with skilled and rapid preparation at reasonable prices. Ito-Yokado also strove to improve fundamental customer service skills. However, with no signs of improvement in consumer spending, unseasonable summer weather, and sluggish demand for meat due to the bovine spongiform encephalopathy ("BSE") issue, operating conditions were extremely challenging, and same-store sales declined.

     Revenues from other operations increased 32.6%, or 3.6 billion yen, and accounted for 0.4% of total revenues.

     In order to provide more-convenient services that meet the needs of today's customers, Ito-Yokado strove to develop new service operations. In fiscal year 2002, IYBank continued to expand its operations. By the end of March 2002, IYBank had installed about 3,650 ATMs in Ito-Yokado, Seven-Eleven Japan, and Denny's Japan stores.

     In fiscal year 2001, revenues from operations increased 1.2%, or 35.7 billion yen.

     In superstore operations, revenues from operations decreased 3.0%, or 50.0 billion yen. The apparel, household goods, and food departments all recorded declines in revenues due to the postponement of purchases by customers and to significantly lower product prices.

     Revenues from convenience store operations increased 6.9%, or 88.3 billion yen. The Company worked to develop original products through team merchandising. In gasoline, the Company's performance was favorable due to a rise in the number of outlets selling gasoline and to higher gasoline prices resulting from increased crude oil prices.

     Revenues from restaurant operations decreased 2.3%, or 3.1 billion yen. The Company focused on the fundamentals of the restaurant business and worked to differentiate its operations by strengthening customer loyalty. However, consumer spending showed no signs of recovery and spending on restaurant dining continued to be weak. Existing store sales remained sluggish.

     Revenues from other operations declined 4.6%, or 0.5 billion yen.

     In fiscal year 2000, revenues from operations decreased 1.5%, or 45.2 billion yen. In superstore operations, revenues from operations decreased 4.0%, or 68.8 billion yen, due to the postponement of purchases by customers and lower product prices. In convenience store operations, revenues from operations increased 1.4%, or 17.5 billion yen. Seven-Eleven Japan continued to perform strongly as a result of efforts to develop new products and to further improve quality. Although 7-Eleven, Inc. recorded a favorable performance, the yen appreciated and a different exchange rate used in the consolidation decreased 7-Eleven, Inc.'s revenues by 141.5 billion yen. In restaurant operations, revenues from operations increased 1.3%, or 1.8 billion yen. The Company worked to meet customer preferences and offer seasonal dishes. Revenues from other operations declined 2.7%, or 0.3 billion yen.

     Increase (Decrease) in Same-Store Sales of Principal Operations

Fiscal year ended February 28 or 29                                        2002         2001        2000
----------------------------------------------------------------------------------------------------------
Ito-Yokado (Superstores)                                                   0.0%        (6.0)%       (8.0)%
Seven-Eleven Japan (Convenience stores)                                   (1.3)        (0.2)         1.0
7-Eleven, Inc. (Convenience stores, U.S. merchandise sales)                4.8          5.6          9.1
Denny's Japan (Restaurants)                                               (3.1)        (4.6)        (2.4)


3.   Operating Income


                                                       Fiscal year ended February 28 or 29
-----------------------------------------------------------------------------------------------------
                                          2002            2001             2000            2002
                                          ----            ----             ----            ----
                                                       (Millions of yen)              (Millions of
                                                                                      U.S. dollars)
Superstore operations
  Revenues from operations              1,631,922        1,610,948       1,660,961        12,179
  Operating income                            972              635          18,625             7
  % of revenues                               0.1              0.0             1.1
---------------------------------------------------------------------------------------------------

Convenience store operations:
  Revenues from operations              1,576,419        1,371,032       1,282,722        11,764
  Operating income                        166,094          159,092         153,335         1,240
  % of revenues                              10.5             11.6            12.0
---------------------------------------------------------------------------------------------------

Restaurant operations:
  Revenues from operations                130,823          132,624         135,772           976
  Operating income                          6,972            6,309           4,551            52
  % of revenues                               5.3              4.8             3.4
---------------------------------------------------------------------------------------------------

Others:
  Revenues from operations                 14,540           10,965          11,499           108
  Operating income                        (13,078)            (683)          1,254           (98)
  % of revenues                                --               --            10.9
---------------------------------------------------------------------------------------------------

Total before Adjustments and eliminations:
  Revenues from operations              3,353,704        3,125,569       3,090,954        25,027
  Operating income                        160,960          165,353         165,353         1,201
  % of revenues                               4.8              5.3             5.8
---------------------------------------------------------------------------------------------------

Elimination of Intersegment
  Revenues from operations                (21,218)         (21,962)        (23,012)         (158)
  Operating income                              9               --              --             0
---------------------------------------------------------------------------------------------------

Total:
  Revenues from operations              3,332,486        3,103,607       3,067,942        24,869
  Operating income                        160,969          165,353         177,765         1,201
  % of revenues                               4.8              5.3             5.8
---------------------------------------------------------------------------------------------------

     In fiscal year 2002, operating income declined 2.7%, or 4.4 billion yen. In fiscal year 2001, operating income decreased 7.0%, or 12.4 billion yen. In fiscal year 2000, operating income declined 16.9%, or 36.1 billion yen.

     In fiscal year 2002, in the superstore segment, the ratio of operating income to revenues improved 0.02 percentage points, to 0.06%. As a result of efforts to reduce purchasing costs and markdown losses, the cost of sales ratio improved 0.1 percentage point and the ratio of depreciation expense to revenues improved 0.1 percentage point due to reduced capital investment.

     In the convenience store segment, the ratio of operating income to revenues declined 1.1 percentage points, to 10.5%. For domestic franchised stores, the company records only the franchise fees as revenues, but for domestic corporate stores the company records both revenues and cost of sales. An increase in the number of corporate stores in fiscal year 2002 resulted in the decline in the ratio of operating income to revenues. However, operating income rose 4.4%, or
7.0 billion yen, due to improved margins stemming from increased efficiency at every level from purchasing and production to delivery and to the effect of a favorable exchange rate used in the consolidation of the accounts of 7-Eleven, Inc. In relation to the accounting treatment for the franchised stores. Please see the paragraph of "Franchisees" in "Critical Accounting Policies" of Item 5.D.

     In the restaurant segment, the ratio of operating income to revenues rose
0.5 percentage points, to 5.3%. This improvement was a result of efforts to raise quality and of a reevaluation of purchasing practices, which reduced the cost of sales ratio.

     In the others segment, the operating loss was 13.1 billion yen, compared with 0.7 billion yen in the previous year. The principal reason for this loss was start-up costs for IYBank and IY Card Service, which began operations during the year.

     In fiscal year 2001, in the superstore segment, the ratio of operating income to revenues declined 1.08 percentage points, to 0.04%. The Company reinforced its position as a market leader in both quality and price with its Everyday Fair Price policy. This policy, however, led to lower sales prices and a short-term reduction in gross profit margins. In addition, an accelerated pace of large store openings increased depreciation and SGA expenses.

     In the convenience store segment, the operating income ratio declined 0.4 percentage points in fiscal year 2001, to 11.6%. The principal reason for the decline was the steady increase in the number of Seven-Eleven Japan corporate stores. However, operating income increased 3.8%, or 5.8 billion yen, reflecting aggressive product development and the use of sophisticated information technology systems.

     In the restaurant segment, the operating income ratio improved 1.4 percentage points in fiscal year 2001, to 4.8%. Though sales declined due to slumping consumer spending, operating income rose due primarily to cost-reduction efforts.

     In the others segment, an operating loss of 0.7 billion yen was recorded in fiscal year 2001, compared with operating income of 1.3 billion yen in the previous year. This loss was principally attributable to costs associated with the start-up of 7dream.com and Seven-Meal Service.

     In fiscal year 2000, in the superstore segment, the ratio of operating income to revenues declined 2.5 percentage points, to 1.1%. Significant restraint in consumption led to an increase in the rate of markdowns on merchandise and aggressive store openings led to an increase in depreciation and amortization expenses.

     In the convenience store segment, the operating income ratio improved 0.7 percentage points in fiscal year 2000, to 12.0%. Although revenues increased 1.4%, operating income increased 7.5%.

     In the restaurant segment, the operating income ratio declined 2.2 percentage points in fiscal year 2000, to 3.4%. This was due principally to an increase of the ratio of SGA expenses to revenues.

     In the others segment, the ratio of operating income to revenues declined
3.6 percentage points, to 10.9%.

4. Cost of Sales by Business Segment and Superstore Cost of Sales by Product Category

                                                                    Fiscal year ended February 28 or 29
                                       --------------------------------------------------------------------------------------------
                                          2002       % of         2001         % of        2000            % of            2002
                                          ----     revenues       ----       revenues      ----          revenues          ----
                                                                   (Millions of yen)                                   (Millions of
                                                                                                                       U.S. dollars)
Cost of sales by business segment
------------------------------------------------------------------------------------------------------------------------------------
Superstore operations                  1,125,272     69.0%      1,113,407      69.1%     1,146,394          69.0%          8,398
Convenience store operations             929,827     59.0         789,448      57.6        719,233          56.1           6,939
Restaurant operations                     44,152     33.7          45,575      34.4         47,493          35.0             329
Others                                     4,108     28.3           3,303                    2,817          24.5              30
------------------------------------------------------------------------------------------------------------------------------------
  Total                                2,103,359     62.7%      1,951,733      62.4%     1,915,937          62.0%         15,696
Adjustments and eliminations              (9,543)                 (10,085)                 (10,159)                          (71)
  Total                                2,093,816     62.8%      1,961,648      62.6%     1,905,778          62.1%         15,625
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Superstore cost of sales by
 product category
------------------------------------------------------------------------------------------------------------------------------------
Apparel                                  281,197     64.8%        286,307      65.0%       299,750          65.1%          2,098
  Percentage point change                   (0.2)                    (0.1)                     0.9

House-hold goods                         281,756     72.4         284,142      73.0        300,649          72.5           2,103
  Percentage point change                   (0.6)                     0.5                      1.2

Food                                     546,720     73.8         528,098      73.8        532,595          73.8           4,080
  Percentage point change                    0.0                      0.0                      0.2
------------------------------------------------------------------------------------------------------------------------------------
Total on a merchandise basis           1,109,673     71.0%      1,098,547      71.1%     1,132,994          70.9%          8,281
  Percentage point change                   (0.1)                     0.2                      0.7
Other                                     15,599     22.9          14,860      22.7         13,400          21.1             117
------------------------------------------------------------------------------------------------------------------------------------
  Total                                1,125,272     69.0%      1,113,407      69.1%     1,146,394          69.0%          8,398


     Cost of sales in fiscal year 2002 rose 7.8%, or 152.2 billion yen. This was higher than the 7.4% growth in operating revenues, and the cost-of-sales ratio increased 0.2 percentage points, to 62.8%. The principal reasons were as follows:

(1) In the superstore segment, the cost-of-sales ratio declined 0.1 percentage point, to 69.0%.
(2) In the convenience store segment, the cost-of-sales ratio increased by 1.4 percentage points to 59.0%. As explained in the operating income section, an increase in the number of domestic corporate stores affected the cost-of-sales ratio. In addition, the depreciation of the yen, which increased the amounts of sales and cost of sales of 7-Eleven, Inc., in the consolidation, caused the cost-of-sales ratio to increase. Please see the paragraph of "Franchisees" in "Critical Accounting Policies" of Item 5.D. for the accounting treatment of 7-Eleven, Inc.'s franchised stores.
(3) In the restaurant segment, the cost-of-sales ratio declined 0.7 percentage points, to 33.7% as a result of the efforts to reduce costs.
(4) In the others segment, the cost-of-sales ratio decreased 1.8 percentage points, to 28.3%.

     Cost of sales in fiscal year 2001 rose 1.9%, or 35.9 billion yen. This was higher than the 1.2% growth in operating revenues, and the cost-of-sales ratio increased 0.5 percentage points, to 62.6%. The principal reasons were as follows:

(1) In the superstore segment, the cost-of-sales ratio increased 0.1 percentage point, to 69.1%.
(2) In the convenience store segment, the cost-of-sales ratio increased 1.5 percentage points, to 57.6%, mainly reflecting the steady increase in the number of Seven-Eleven Japan's corporate stores as explained in the operating income section.

(3)  In the restaurant segment, the cost-of-sales ratio declined 0.6%, to 34.4%.
(4)  In the others segment, the cost-of-sales ratio increased 5.6%, to 30.1%.

     Cost of sales in fiscal year 2000 declined 1.54%, or 29.8 billion yen. This was slightly greater than the 1.45% decline in revenues, and the cost-of-sales ratio improved 0.1 percentage points, to 62.1%. The principal reasons were as follows:

(1) In the superstore segment, worsening product profit margins led to a 0.4 percentage point increase in the cost-of-sales ratio on a merchandise basis, to 69.0%.
(2) In the convenience store segment, the cost-of-sales ratio decreased 0.2 percentage points, to 56.1%.
(3) In the restaurant segment, the cost-of-sales ratio increased 0.1 percentage point, to 35.0%.
(4)  In the others segment, the cost-of-sales ratio was 24.5%.

5.   Depreciation and Amortization and Selling, General and Administrative
     Expenses

                                                          Fiscal year ended February 28 or 29
                                         ---------------------------------------------------------------------
                                            2002         2002       % change       2002       2001       2000
                                            ----         ----       2002/2001      ----       ----       ----
                                         (Millions   (Millions of
                                          of yen)    U.S. dollars)                   (% of total revenues)
Depreciation & amortization               119,285         890           9.7%        3.58%      3.50%      3.54%
                                         ---------------------------------------------------------------------
Selling, general & administrative
 expenses                                 958,416       7,152           7.9        28.76      28.61      28.55
                                         ---------------------------------------------------------------------
Franchisee gross profit expense            85,916         641          19.4         2.58       2.32       2.27
  Salaries & wages                        336,465       2,511           4.8        10.10      10.35      10.65
  Advertising and decoration expenses      66,503         496           0.7         2.00       2.13       2.06
  Land & building rent                    125,386         936           8.4         3.76       3.73       3.62
  Water, fuel and lighting expenses        73,119         546           5.7         2.19       2.23       2.18
  Equipment & repairs                      12,527          93         (27.4)        0.38       0.56       0.59
  Other                                   258,500       1.929          14.0         7.75       7.30       7.20


Depreciation and Amortization

     In fiscal year 2002, depreciation and amortization expenses increased 9.7%, or 10.5 billion-yen. The principal reasons were as follows:

(1) In the others segment, IYBank's development of new software and installation of ATMs led to an increase in capital investment.
(2) In addition to aggressive capital investment at 7-Eleven, Inc., the yen depreciated which had the effect of increasing depreciation and amortization expenses by 3.9 billion yen.

     In fiscal year 2001, depreciation and amortization expenses increased 0.3%, or 0.3 billion yen. The principal reasons were as follows:

(1) In the superstore and convenience store segments, the Company undertook aggressive capital investment.
(2) The yen appreciated and a different exchange rate was used in the consolidation of 7-Eleven, Inc.'s accounts, which had the effect of reducing depreciation and amortization expenses by 1.6 billion yen.

     In fiscal year 2000, depreciation and amortization expenses increased 7.1%, or 7.2 billion yen. The principal reasons were as follows:

(1) In all segments, there was aggressive investment in new stores and in information systems and related equipment.
(2) The yen appreciated and a different exchange rate was used in the consolidation of 7-Eleven, Inc.'s accounts, which had the effect of reducing depreciation and amortization expenses by 3.9 billion yen.


SGA Expenses

     In fiscal year 2002, the ratio of SGA expenses to revenues was 28.76%, an increase of 0.15 percentage points, or 70.6 billion yen. The principal reasons were as follows:

(1) Due to aggressive new store openings in Japan, rental expenses rose 9.7 billion yen and utilities expenses increased 4.0 billion yen.
(2) In addition to an increase in the number of 7-Eleven, Inc.'s stores, the yen depreciated which had the effect of increasing SGA expenses by 31.0 billion yen. Franchisee gross profit expense, which is segregated as a component of SGA expenses from fiscal year 2002, represents the franchisee's share of 7-Eleven, Inc.'s merchandise and gasoline gross profit (Please see "franchisee" in "Critical Accounting Policies" of Item 5.D.).

     In fiscal year 2001, the ratio of SGA expenses to revenues was 28.61%, an increase of 0.06 percentage points, or 11.9 billion yen. The principal reasons were as follows:

(1) Due to aggressive new store openings, rental expenses rose 4.7 billion yen and utilities expenses increased 2.4 billion yen.
(2) With consumer spending sluggish, the Company implemented aggressive sales promotion activities to stimulate demands. As a result, advertising and decoration expenses rose 3.0 billion yen.
(3) The yen appreciated and a different exchange rate was used in the consolidation of 7-Eleven, Inc.'s accounts, which had the effect of decreasing SGA expenses by 13.4 billion yen.

     In fiscal year 2000, the ratio of SGA expenses to revenues was 28.55%, an increase of 0.85 percentage points, or 13.5 billion yen. The principal reasons were as follows:

(1)  Rental payments rose 6.2 billion yen due to aggressive new store openings.
(2) Other expenses increased 3.3 billion yen due to the installation of a new computer system.
(3) The yen appreciated and a different exchange rate was used in the consolidation of 7-Eleven, Inc.'s accounts, which had the effect of decreasing SGA expenses by 35.2 billion yen.

6.   Reconciliation of Operating and Net Income

                                                                     Fiscal year ended February 28 or 29
                                                   -----------------------------------------------------------------------
                                                     2002          2001           2000            2002          % change
                                                     ----          ----           ----            ----         (2002/2001)
                                                                                             (Millions of
                                                             (Millions of yen)               U.S. dollars)
Operating income                                   160,969        165,353        177,765          1,201          (2.7)%
Interest income                                      3,525          4,891          4,190             26         (27.9)
Interest expense                                   (13,251)       (13,364)       (15,118)           (99)         (0.8)
Gain on subsidiary's common stock
 contribution to employee benefit trust             24,607             --             --            184            --
(Loss) Gain on sale and write-down of
 security investments                               (5,878)         6,931          3,402            (44)           --
Foreign currency gains (loss)                        1,821            (30)           134             14            --
--------------------------------------------------------------------------------------------------------------------------
Income before income taxes (A)                     171,793        163,781        170,373          1,282           4.9

Income taxes (B)                                    82,465         73,889         87,140            615          11.6
Effective tax rate (B)/(A)                            48.0%          45.1%          51.1%                         6.4
--------------------------------------------------------------------------------------------------------------------------
Income before minority interest and equity
 earnings                                           89,328         89,892         83,233            667          (0.6)
Minority interest in earnings of consolidated
 subsidiaries                                      (37,738)       (42,450)       (35,721)          (282)        (11.1)
Equity in earnings of affiliates                     1,392          1,337          1,786             10           4.1
--------------------------------------------------------------------------------------------------------------------------

Income before extraordinary item and
 cumulative effects of changes in
 accounting principles                              52,982         48,779         49,298            395           8.6
Extraordinary gain (loss) on debt redemption,
 net of income tax of --, (67)and 26                    --            105            (31)            --            --
Cumulative effect of changes in accounting
 principles, net of income tax of 765,--
 and 1,361                                            (659)            --         (1,637)            (5)           --
--------------------------------------------------------------------------------------------------------------------------
Net income                                          52,323         48,884         47,630            390           7.0%
==========================================================================================================================


Interest Income (Expense)

     In fiscal year 2002, net interest expense totaled 9.7 billion yen, an increase of 1.3 billion yen from fiscal year 2001. The principal reason was a lower return on investments, which led to a decline of 1.4 billion yen in interest income, an amount greater than that attributable to the effect of lower interest rates in Japan.

     In fiscal year 2001, net interest expense totaled 8.5 billion yen, a decrease of 2.5 billion yen from fiscal year 2000. The principal reasons were as follows:

(1)  Interest income increased 0.7 billion yen.
(2) In the convenience store segment, there was a decline of 2.9 billion yen in interest expense due to 7-Eleven, Inc.'s procurement of $540 million in additional capital and to a change in the exchange rate used in the consolidation of 7-Eleven, Inc.'s accounts following the appreciation of the yen.
(3) In the superstore segment, interest expense increased 1.1 billion yen, primarily as a result of Ito-Yokado's issuance of 50.0 billion yen in straight bonds.

     In fiscal year 2000, net interest expense totaled 10.9 billion yen, an increase of 1.9 billion yen from fiscal 1999. The principal reason for the increase was a decline of 2.2 billion yen in interest income due to a lower return on working assets resulting from a decline in the level of interest rates in Japan.

Income before Income Taxes

     In fiscal year 2002, income before income taxes increased 4.9%, or 8.0 billion yen, from fiscal year 2001. The principal reason for the increase was that the Company recorded a gain on subsidiary's common stock contribution to employee retirement benefit trust of approximately 24.6 billion yen, partially offset by unfavorable variance of 12.8 billion yen from fiscal year 2001, recorded in (loss) gain on sale and write-down of security investments. In addition, operating income was decreased by 4.4 billion yen from fiscal year 2001 and offset a portion of the gain.

     In fiscal year 2001, income before income taxes decreased 3.9%, or 6.6 billion yen, from fiscal year 2000. The principal reason was that in the superstore segment, there was a decline in sales prices, a short-term decline in gross profit margins, and increases in depreciation and operating expenses associated with an accelerated pace of large-store openings.

     In fiscal year 2000, income before income taxes decreased 17.5%, or 36.2 billion yen, from fiscal 1999.


Income Taxes

     Income taxes were 82.5 billion yen in fiscal year 2002, 73.9 billion yen in fiscal year 2001, and 87.1 billion yen in fiscal year 2000. The effective tax rate on consolidated income was 48.0% in fiscal year 2002, 45.1% in fiscal year 2001, and 51.1% in fiscal year 2000. The principal reason for the rise in the effective tax rate in fiscal year 2002 was an increase in losses in certain subsidiaries such as IYBank, for which no tax benefit was recorded, partially offset by a deferred tax benefit recorded for loss on write-down of investment in a subsidiary. The principal reason for the declines in the effective tax rate in fiscal years 2001 and 2000 were decreases in statutory tax rates, such as corporate tax and enterprise tax.


Minority Interest in Earnings of Consolidated Subsidiaries

     In fiscal year 2002, minority interest in earnings of consolidated subsidiaries declined 11.1%, or 4.7 billion yen. The principal reason was related to the loss recorded by IYBank.

     In fiscal year 2001, minority interest in earnings of consolidated subsidiaries rose 18.8%, or 6.7 billion yen. The principal reasons were as follows:

(1) Seven-Eleven Japan's higher income before income taxes had the effect of increasing minority interest in earnings of consolidated subsidiaries by
     4.9 billion yen.
(2) 7-Eleven, Inc.'s increase in net income and elimination of accumulated deficit had the effect of increasing minority interest in earnings of consolidated subsidiaries by 2.9 billion yen.

     In fiscal year 2000, minority interest in earnings of consolidated subsidiaries rose 11.9%, or 3.8 billion yen. The principal reason for the 3.8 billion yen increase was due to growth in income before income taxes recorded by Seven-Eleven Japan.


Equity in Earnings of Affiliates

     In fiscal year 2002, equity in earnings of affiliates increased 4.1%, or
0.1 billion yen. In fiscal year 2001, equity in earnings of affiliates decreased 25.1%, or 0.4 billion yen. In fiscal year 2000, equity in earnings of affiliates increased 12.7%, or 0.2 billion yen.


Cumulative Effects of Changes in Accounting Principles

     In fiscal year 2002, the Company adopted the provisions of statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). Initial application of SFAS No. 133 was reported as a cumulative effect of a change in accounting principles.

     Since fiscal year 2000, the Company has complied with an accounting pronouncement issued by the Accounting Standards Executive Committee, Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities." Initial application of SOP 98-5 for the fiscal year ended February 29, 2000, was reported as a cumulative effect of a change in accounting principles.


Net Income

     As reflected in the figures and trends outlined in the preceding pages, net income in fiscal year 2002 rose 7.0%, or 3.4 billion yen, from the previous year. Net income in fiscal year 2001 rose 2.6%, or 1.3 billion yen, from the previous year. Net income in fiscal year 2000 declined 28.5%, or 19.0 billion yen, from the previous year.


7.   Debt and Shareholders' Equity Ratios

                                                     Fiscal year ended February 28 or 29
                                   ----------------------------------------------------------------------------
                                      2002                  2001                 2000                 2002
                                      ----                  ----                 ----                 ----
                                                                                                  (Millions of
                                                     (Millions of yen)                            U.S. dollars)
                                                 (%)                  (%)                  (%)
Short-term loan                       14,066                 6,768               11,170                 105
Current portion of long-term
 debt                                 18,350                16,378               25,449                 137
Long-term debt                       353,123               325,107              316,667               2,635
---------------------------------------------------------------------------------------------------------------
Total debt                           385,539     20.7      348,253    20.1      353,286    21.5       2,877
---------------------------------------------------------------------------------------------------------------

Total shareholders' equity         1,127,316             1,055,723              998,295               8,413
Minority interest in
 consolidated subsidiaries           345,273               325,984              294,451               2,577
---------------------------------------------------------------------------------------------------------------
Shareholders' equity and
 minority interest as a
 percentage of capitalization      1,472,589     79.3    1,381,707    79.9    1,292,746    78.5      10,990
---------------------------------------------------------------------------------------------------------------
Capitalization                     1,858,128    100.0    1,729,960   100.0    1,646,032   100.0      13,867
===============================================================================================================


Shareholders' Equity Ratio

     At the end of fiscal year 2002, shareholders' equity and minority interests as a percentage of total capitalization was 79.3%, a decrease of 0.6 percentage points from 79.9% at the end of fiscal year 2001. The yen/dollar rate used in the translation of the debt of 7-Eleven, Inc., was 131.95 yen, an increase of
17.20 yen from the previous year. This change increased 7-Eleven, Inc.'s debt by
23.5 billion yen.

     At the end of fiscal year 2001, shareholders' equity and minority interests as a percentage of total capitalization was 79.9%, a 1.4 percentage point increase from 78.5% at the end of fiscal year 2000. 7-Eleven, Inc. repaid approximately 69.8 billion yen of debt. On the other hand, the Company issued
50.0 billion yen of straight bonds. The yen/dollar rate used in the translation of the debt of 7-Eleven, Inc. was 114.75 yen, an increase of 12.35 yen from the previous year. This change increased 7-Eleven, Inc.'s debt by 15.3 billion yen.

     At the end of fiscal year 2000, shareholders' equity and minority interests as a percentage of total capitalization was 78.5%, a 0.2 percentage point increase from 78.3% at the end of fiscal 1999. Excluding 7-Eleven, Inc., loans from banks and insurance companies increased 11.0 billion yen and capital lease obligation increased 7.3 billion yen. 7-Eleven Inc.'s debt increased 11.7 billion yen without the effect of the exchange rate difference. The yen/dollar rate used in the translation of the debt of 7-Eleven, Inc., was 102.40 yen, a decrease of 13.30 yen from the previous year. This change decreased 7-Eleven, Inc.'s debt by 25.1 billion yen.

B.   Liquidity and Resources

Capital Resource and Liquidity

                                                         Fiscal year ended February 28 or 29
                                                 ------------------------------------------------------
                                                   2002          2001          2000           2002
                                                   ----          ----          ----           ----
                                                          (Millions of yen)               (Millions of
                                                                                          U.S. dollars)
JAPAN:
Net cash provided by operating activities        165,644       165,869       164,388         1,236

Cash flows from investing activities:
  Payments for purchase of property and
   equipment                                     (86,127)     (107,515)     (125,922)         (643)
  Payments for purchase of 7-Eleven, Inc.'s
   common stock                                       --       (59,678)           --            --
  Proceeds from sales of property and
   equipment                                       6,440         4,585         1,618            48
Other                                            (24,531)       (8,340)      (24,248)         (183)

Cash flows from financing activities:
  Proceeds from issuance of long- term debt        8,262        56,311        18,438            62
  Repayment of long-term debt                    (15,863)      (11,026)      (12,397)         (119)
  Dividends paid                                 (14,214)      (13,876)      (13,874)         (106)
  Contribution from minority interest of
   consolidated subsidiary                        10,600            --            --            79
  Purchase of subsidiary's treasury stock        (40,900)           --            --          (305)
  Proceeds from sale of treasury stock                --        32,462            --            --
  Other                                          (16,364)      (12,380)      (11,418)         (122)
-------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash          (7,053)       46,412        (3,415)          (53)
 equivalents

NORTH AMERICA AND OTHER:
Net cash provided by operating activities         32,848        48,601        39,325           245

Cash flows from investing activities:
  Payments for purchase of property and
   equipment                                     (43,768)      (32,943)      (49,621)         (327)
  Proceeds from sales of property and
   equipment                                       1,356         8,291         6,099            10
  Other                                           (1,415)         (597)        1,769           (10)

Cash flows from financing activities:
  Net proceeds from (payments under)
   commercial paper and revolving credit
   facilities                                      9,400       (52,152)       24,033            70
  Proceeds from issuance of long-term debt         9,314            --            --            70
  Repayment of long-term debt                     (8,614)      (24,757)      (15,500)          (64)
  Net Proceeds from issuance of common
   stock                                              --        59,678            --            --
  Other                                              (86)        1,276           (23)           (1)
-------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash
 equivalents                                        (965)        7,397         6,082            (7)

                                                         Fiscal year ended February 28 or 29
                                                 ------------------------------------------------------
                                                   2002          2001          2000           2002
                                                   ----          ----          ----           ----
                                                                                          (Millions of
                                                           (Millions of yen)              U.S. dollars)
-------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and
 cash equivalents                                  3,478            860        (2,042)          26
-------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash
 equivalents                                      (4,540)        54,669           625          (34)
Cash and cash equivalents at beginning of
 year                                            551,298        496,629       496,004        4,114
-------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year         546,758        551,298        496,629       4,080
=======================================================================================================

     In Japan, the Company's working capital is mainly provided by cash flows from operations. In North America, 7-Eleven, Inc.'s working capital is provided from three sources: cash flows generated from operating activities, a $650 million commercial paper facility, and borrowings of up to $200 million (reduced by outstanding letters of credit) under 7-Eleven, Inc.'s revolving credit facility.

     During the past three fiscal years, the Company's capital expenditures, excluding lease commitments, in Japan totaled 319.6 billion yen and consisted primarily of the construction of new stores and the renovation of older stores. These expenditures were covered mainly by net cash provided by operating activities, which totaled 495.9 billion yen over the same period. 7-Eleven, Inc.'s capital expenditures, excluding lease commitments, disbursed largely in North America, totaled 126.9 billion yen during the same three-year period. This was used for new store development, continued implementation of the retail information system, new equipment, the upgrading of store and gasoline facilities, and compliance with environmental regulations.

     In March 2000, the Company issued two straight bonds, which totaled 50.0 billion yen. See Note 7 to the Consolidated Financial Statements.

     In March 2000, the Company and Seven-Eleven Japan combined to provide 7-Eleven, Inc. with an additional 59,678 million yen (the original dollar amount was $540 million) through IYG Holding Company in a private placement transaction. These funds are primarily being used to repay the outstanding balance on 7-Eleven, Inc.'s bank term loan, to repay the outstanding balance of 7-Eleven, Inc.'s bank revolver and to reduce commercial paper facility borrowings.

     In November 2000, the Company sold the treasury stocks that were obtained associated with the merger with Goshi Kaisha Yokado and received its proceeds of
32.5 billion yen. See Note 13 to the Consolidated Financial Statements.

     The Company's cash and cash equivalents rose 50.8 billion yen over the past three years to 546.8 billion yen. In view of recent strong growth in cash flows provided by operating activities and plans to maintain capital investment at current levels, the Company's liquidity position remains stable and management considers liquidity adequate to conduct current business operations. In Japan, cash and cash equivalents decreased by 7.1 billion yen, reflecting the purchase of a subsidiary's treasury stock with 40.9 billion yen.

     The Company expects fiscal year 2003 capital expenditures to be approximately 187.0 billion yen, primarily for the construction and renovation of stores in Japan, funded by operating activities.

     On April 10, 2001, IYBank, which is owned 51% by the Company and 49% by Seven-Eleven Japan, was established with capital of 20,205 million yen. IYBank began to offer its services through ATMs in May 2001.

     In August 2001, IYBank received its first capital injection in the amount of 10.6 billion yen, followed by its second capital injection in the amount of
30.2 billion yen in March 2002 from the

Company and third party financial institutions. As a result, IYBank's capital was increased to 61.0 billion yen. As of March 31, 2002, IYBank installed 3,657 ATMs mainly in the Tokyo metropolitan area. IYBank plans to install an additional 3,500 ATMs by March 2006. IYBank will utilize the cash acquired by its capital injection to install ATMs in the future.

     7-Eleven, Inc.'s Vcom is its proprietary kiosk solution to meet customer demands for convenient and continuously available financial and e-commerce services. 7-Eleven, Inc. estimates that 26,390 million yen ($196 million) will be required to finance and install 3,500 Vcom kiosks beginning in the second half of fiscal year 2003 through 2004. In addition, approximately 56,739 million yen ($423 million) will be required to fund the amount of cash in the kiosks necessary for check-cashing and ATM transactions. 7-Eleven, Inc. has had substantive discussion with financial institutions about providing funding for Vcom, and it reasonably expects such funds to be available to it.

     On April 11, 2002, Seven-Eleven Japan's Board of Directors declared the repurchase of its stock up to 16 million shares with maximum cost of 80,000 million yen and it was approved by the annual shareholders' meeting held on May 24, 2002.


C.   Research and Development, Patents and Licenses, etc.

     Not applicable.


D.   Trend Information

     Critical Accounting Policies


Estimates

     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Management bases its estimate and assumptions on its substantial historical experience and other relative factors.

     While the Company believes that the historical experience and other factors considered provide a meaningful basis for the accounting policies applied in the preparation of the consolidated financial statements, the Company cannot guarantee that its estimates and assumptions are accurate. See Note 1.c. to the Consolidated Financial Statements.


Franchisees

     The accounting for foreign franchised stores, which are franchised by 7-Eleven, Inc., is different from the accounting for domestic franchised stores. In the Consolidated Financial Statements, the franchised fee from domestic franchised stores is included in "Other income". On the other hand, merchandise sales and cost of sales operated by foreign franchised stores are included in "Net sales" and "Cost of sales". The merchandise gross profit of foreign franchised stores is split between the franchisee, who normally receives 48% of the gross profit, and the Company. In addition, for gasoline sales, the franchisee receives the greater of one cent per gallon sold or 25% of gasoline gross profit as compensation for services they perform related to gasoline. The franchisee's share of the merchandise and gasoline gross profit is classified as a selling, general and administrative expense. If the Company did not consolidate the sales and cost of sales of the foreign franchised stores into the Consolidated Financial Statements, net income would not change; however the Consolidated Statements of Income would reflect significantly lower sales and cost of sales and selling, general administrative expenses would be reduced by the amount of the franchisee's share of gross profit. Instead, the Company's share of the earnings from franchised stores would be reflected as "Other income" in the Consolidated Statements of Income.

     7-Eleven, Inc. retains a more significant financial and merchandising advisory role in the franchise business than that of most other franchisor/franchisee relationships. For example, unlike most franchise models, 7-Eleven, Inc. owns or leases the stores and the equipment used by franchisees, as well as provides accounting and merchandising services, among others. Due to this significant level of involvement and retention of certain business risk associated with the ownership or leasing of franchised location and equipment used by franchisees, the Company believes that the financial statement presentation appropriately reflects the substance of this combined economic relationship for foreign franchised stores. See Note 1.k. to the Consolidated Financial Statements.


Accounting for Leased Stores

     In connection with the leasing of stores, the Company generally enters into agreements whereby the Company advances to the lessors an amount equal to the construction cost of the buildings and, upon completion of construction, leases the land and buildings for 20 years. The Company generally records the assets on the balance sheet during the construction period as the Company is considered the owner of the stores. When construction is completed, the Company generally keeps the assets on the balance sheet as the Company has continuing involvement in the assets. By making the advances for the cost of construction, the Company incurs costs equivalent to the cost of the building, which the Company believes constitutes a leasehold improvement amortizable over the life of the lease. The rental payments are in effect payments for rental of the land, and in order to allocate such rent expense ratably over the lease period, a portion of rent paid is deferred and amortized ratably over the life of the lease. See Note 1.g. to the Consolidated Financial Statements.


Employee Retirement Benefit Plans

     The Company sponsors pension and retirement plans for the employees of the parent company and its domestic subsidiaries with more than three years of service. It is the Company's policy to make contributions to the funded plans described above in an amount sufficient to meet the funding requirements of applicable laws and regulations. The Company utilizes certain assumptions, such as discount rate and expected long-term rate of return assets.

     The Company is required to consider current market conditions, including changes in interest rates, in selecting these assumptions. Employee retirement and severance costs may change in the future due to change of these assumptions. See Note 9 to the Consolidated Financial Statements.


Contractual Obligations and Commercial Commitments

Contractual Obligations

     A summary of the material contractual cash obligations under the long-term debt and leases is as follows:

                                                      Payment due by period
                                ----------------------------------------------------------------
                                Less than      1-3 years     4-5 years       After        Total
                                  1 year                                    5 years
------------------------------------------------------------------------------------------------
                                                        (Millions of yen)
Long-term debt                    18,481        81,766        52,612       121,239       274,098
Capital lease obligation          12,225        18,696        11,770        27,348        70,039
Operating lease obligation        82,171       146,221       118,280       437,362       784,034
                                ----------------------------------------------------------------
  Total                          112,877       246,683       182,662       585,949     1,128,171
                                ----------------------------------------------------------------

                                                    Payment due by period
                                 ----------------------------------------------------------
                                 Less than   1-3 years    4-5 years     After         Total
                                   1 year                              5 years
-------------------------------------------------------------------------------------------
                                                   (Millions of U.S. dollars)
Long-term debt                      138          610          392          905        2,045
Capital lease obligation             91          140           88          204          523
Operating lease obligation          613        1,091          883        3,264        5,851
                                 ----------------------------------------------------------
  Total                             842        1,841        1,363        4,373        8,419
                                 ----------------------------------------------------------


Other Commercial Commitments

     A summary of the material commercial commitments is as follows:

                                                                 Payment due by period
                                               --------------------------------------------------------
                                               Less than   1-3 years   4-5 years     After       Total
                                                 1 year                             5 years
-------------------------------------------------------------------------------------------------------
                                                                   (Millions of yen)
Distribution service                            131,950          --          --          --     131,950
Gasoline supply                                 118,755     246,747     229,593          --     595,095
IT commitments                                    6,729      13,987       7,125       6,598      34,439
Acquisition or construction of property and
 equipment                                       16,446          --          --       4,191      20,637
  Other guarantees                                  868         263         263       7,163       8,557
                                               --------------------------------------------------------
    Total                                       274,748     260,997     236,981      17,952     790,678
                                               --------------------------------------------------------

*Guarantee amount related to employees' housing loans is not included because it is immaterial.

                                                                 Payment due by period
                                                 -----------------------------------------------------------
                                                 Less than    1-3 years    4-5 years      After        Total
                                                  1 year                                 5 years
------------------------------------------------------------------------------------------------------------
                                                               (Millions of U.S. dollars)
Distribution service                                 985           --           --           --          985
Gasoline supply                                      886        1,841        1,714           --        4,441
IT commitments                                        50          105           53           49          257

Acquisition or construction of property and
 equipment                                           123           --           --           31          154
  Other guarantees*                                    6            2            2           54           64
                                                 -----------------------------------------------------------
    Total                                          2,050        1,948        1,769          134        5,901
                                                 -----------------------------------------------------------

*Guarantee amount related to employees' housing loans is not included because it is immaterial.


Distribution Services

     In 1992, 7-Eleven, Inc. entered into a ten-year distribution services agreement with McLane Company, Inc. ("McLane"), a wholly owned subsidiary of Wal-Mart Stores, Inc., pursuant to which McLane is the primary distributor of traditional grocery products to 7-Eleven, Inc.' s U.S. stores. In fiscal year 2002, 7-Eleven, Inc. purchased in excess of 263,900 million yen ($1,969 million) from McLane, which represents over 40% of all merchandise purchased for 7-Eleven, Inc.'s stores. The agreement expires in November 2002. 7-Eleven, Inc. is currently discussing with numerous wholesale distribution companies, including McLane, the possibility of providing distribution services to 7-Eleven, Inc.'s U.S. stores upon the expiration of the current agreement. 7-Eleven, Inc. believes that the future distribution agreement will be on terms more favorable than those in the current agreement because of the increased competition in the marketplace, the size of its current store base and the attractiveness of its growth strategy to a potential supplier. See Note 11 to the Consolidated Financial Statements.

Gasoline Supply

     7-Eleven, Inc. is in the 16th year of a 20-year product purchase agreement with Citgo Petroleum Corporation ("Citgo"). This agreement, which expires in September 2006, permits 7-Eleven, Inc. to purchase gasoline from parties other than Citgo, but obligates 7-Eleven, Inc. to purchase specified quantities of gasoline at market prices from Citgo. Minimum required annual purchases under this agreement are generally the lesser of 750 million gallons or 35% of gasoline purchased by 7-Eleven, Inc. for retail sale. 7-Eleven, Inc. has met the minimum required annual purchases each year and expects to meet the minimum required annual purchase levels in 2003. See Note 11 to the Consolidated Financial Statements.


IT Commitments

     7-Eleven, Inc. has various information technology commitments that require 7-Eleven, Inc. to purchase minimum amounts of products and services annually. 7-Eleven, Inc. has historically exceeded such minimum purchase requirements in the past and expects to continue doing so for the foreseeable future. 7-Eleven, Inc.'s failure to satisfy the minimum purchase requirements could cause 7-Eleven, Inc. to make payments to the applicable provider(s) equal to the commitment(s) or a predetermined percentage of the commitment(s). See Note 11 to the Consolidated Financial Statements.


Acquisition or Construction of Property and Equipment

     At February 28, 2002, the Company had outstanding contractual obligations for the acquisition or construction of property and equipment aggregating approximately 20,637 million yen ($154,007 thousand).


Other Guarantees

     The Company was contingently liable as guarantor of mainly employees' housing loans and indebtedness or liability for the acquisition of the property of certain store lessors aggregating 10,468 million yen ($78,119 thousand) at February 28, 2002.


Other Issues

Environmental

     At December 31, 2001, 7-Eleven, Inc.'s estimated undiscounted liability for its environmental costs related to remedial action at existing and previously operated gasoline storage sites and other operating and non-operating properties where releases of regulated substances have been detected was 4,143 million yen ($30.9 million). 7-Eleven, Inc. anticipates that substantially all of the future remediation costs for detected releases of regulated substances at remediation sites of which it is aware, as of December 31, 2001, will be incurred within the next five to six years. The estimated liability could change for several reasons, including revisions to or the creation of governmental requirements.

     Under state reimbursement programs in the U.S., 7-Eleven, Inc. is eligible to receive reimbursement for a portion of remediation costs previously incurred. Accordingly, at December 31, 2001, 7-Eleven, Inc. has recorded net receivable amounts of 7,125 million yen ($53,172 thousand) for the estimated state reimbursements, of which 4,394 million yen ($32,791 thousand) relates to remediation costs incurred in the state of California.

     While there is no assurance of the timing of the receipt of state reimbursement funds, based upon 7-Eleven, Inc.'s experience, 7-Eleven, Inc. expects to receive the majority of state reimbursement funds, except from California, within one to three years after payment of eligible remediation expenses. 7-Eleven, Inc. estimates that it will receive reimbursement of most of its identified remediation expenses in California, although it may take one to ten years to receive those reimbursement funds.

     The estimated future remediation expenditures and related state reimbursement amounts could change as governmental requirements and state reimbursement programs continue to be implemented or revised. (See Note 11 to the Consolidated Financial Statements.)


Accounting Standards

     As discussed in the Foreign-Exchange Risk section in Item 11 of this report, the Company adopted the provisions of SFAS No. 133 as of March 1, 2001.

     Subject to the Securities Exchange Commission of Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements", beginning last fiscal year, net rental income from tenants with a percentage rent basis ("consolidated tenants") has been included in "Revenues from operations". The Company had previously included sales by such tenants in "Revenue from operations" and recorded as "Cost of sales" the amounts which were calculated by subtracting rental income from such tenant sales.


Recently Issued Accounting Standards

     The Company adopted SFAS No. 141, "Business Combinations", as of July 1, 2001. The provisions of this statement apply to all business combinations initiated after June 30, 2001, and to all business combinations accounted for using purchase method for which the date of acquisition is July 1, 2001, or later. The adoption of this statement did not have any impact on the Company's financial position or results of operations.

     SFAS No. 142, "Goodwill and Other Intangible Assets", was issued in June 2001. This new statement addresses financial accounting and reporting for acquired goodwill and other intangible assets. Under the provisions of this statement, goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. A transitional impairment test of such assets will be completed within six months from the date of adoption. Effective March 1, 2002, the Company will fully adopt this statement and it will result in an annual reduction in amortization expense of approximately 4,214 million yen beginning fiscal year 2003. In addition, impairment loss may be recorded as a result of impairment test.

     SFAS No. 143, "Accounting for Asset Retirement Obligations", was issued in June 2001. This new statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Effective March 1, 2002, the Company will adopt the provisions of this statement. The cumulative effect of adjustment upon adopting this statement, net of deferred taxes and minority interest, will result in a decrease of net income by approximately 2,140 million yen. Net income (after income taxes, minority interest and equity in earnings of affiliates) for fiscal year 2003 will be decreased by approximately 148 million yen.

     SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", was issued in August 2001. This new statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". Effective March 1, 2002, the Company will adopt this statement. The Company has not yet determined the impact of this statement on its financial statements upon adoption.

     SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002", was issued in April 2002. This new statement rescinds SFAS No. 4 "Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that statement, SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". This statement also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers". This statement amends SFAS No. 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this statement related to the rescission of SFAS No. 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions in paragraphs 8 and 9(c) of this statement related to SFAS No. 13 shall be effective for transactions occurring after May 15, 2002. All other provisions of this Statement shall be effective for financial statements issued on or after May 15, 2002. The impact of the adoption of SFAS No. 145 should be immaterial, though it requires some reclassification of accounts related to the gain (loss) on debt redemption that were recorded as extraordinary gain (loss) in the consolidated financial statements.

     SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", was issued in June 2002. This new statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Previous accounting guidance was provided by Emerging Issues Task Force("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". This statement replaces EITF Issue No. 94-3. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Company has not yet determined the impact of this statement on its financial statements upon adoption.


Outlook

     A recovery in consumer spending is not expected in the short term, and the future course of the Japanese and U.S. economies is not clear. In addition, the possibility of restructuring in the retail industry also contributes to the uncertain outlook. At this point, the IY Group's operating environment does not lend itself to optimism. The IY Group believes, however, that these difficult circumstances present us with the opportunity to differentiate ourselves from the competition.

     The IY Group is dedicated to maintaining the trust of its customers. Guided by its principle of "responding to change and strengthening fundamentals," the Group will continue working to raise efficiency in inventory control by thoroughly implementing item-by-item management; to establish superior product development and product supply capabilities based on team merchandising; to offer more and better services that respond accurately to changing needs; and to use the Group's strong financial position to bolster its operational foundation.

     The basic policy for Ito-Yokado superstores is to emphasize quality rather than market share, with a focus on profitability and convenience to regions and customers served. During fiscal year 2002, Ito-Yokado opened one new store and closed two, and in the year ahead, Ito-Yokado plans to open two new stores and close three. As a result, the number of domestic superstores will be 180 at the end of fiscal year 2003. In the PRC, Ito-Yokado opened a new superstore in Beijing in December 2001 and plan to add a new store in Sichang in the near future.

     Seven-Eleven Japan continues to implement its area dominance strategy, where it focuses on opening stores in regions where it can achieve a high store density, such as the Tokyo metropolitan area. In addition, Seven-Eleven Japan plans to expand into other regions, such as the Chukyo region, where it is building a store network infrastructure. Plans call for 9,690 domestic 7-Eleven stores at the end of February 2003. Overseas, Seven-Eleven Japan is also preparing to open stores in the PRC. In the United States and Canada, 7-Eleven, Inc., opened 23 new stores and closed or relocated 88 underperforming stores during the first quarter of 2002, and as a result, at March 31, 2002, the number of 7-Eleven stores was 5,764.

     Denny's Japan will accelerate the pace of new restaurant openings, adding 60 new restaurants while closing 20. Plans call for 590 Denny's restaurants at the end of February 2003.

     IYBank will aggressively pursue tie-ups with financial institutions, install additional ATMs in IY Group stores, and offer a broader range of services. IYBank aims to install 7,150 ATMs by the fiscal year ending March 31, 2006.

     IY Card Service, which started operations in February 2002, aims to acquire 1,500,000 card members by the end of fiscal year 2003.


ITEM 6. DIRECTOR, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors, Corporate Auditors and Senior Management as at February 28, 2002

Directors

-----------------------------------------------------------------------------------------------------------------
                                                                                            (1) Number of shares
         Name                        Resume                                                     of the Company
         (Date of Birth)             *Status as other company's representative,             (2) Special interest
                                      if any                                                    with the Company
-----------------------------------------------------------------------------------------------------------------
1        Masatoshi Ito               Apr. 1958 - President and Representative Director      (1) 5,375,431 shares
         (April 30, 1924)             of the Company                                        (2) None
                                     Oct. 1992 - Director and Advisor of the Company
                                     Feb. 1996 - Honorary Chairman and Director of the
                                      Company (to present)
                                     May 1996 - Honorary Chairman and Director of
                                      Seven-Eleven Japan Co., Ltd. (to present)
                                     May 1996 - Honorary Chairman and Director of
                                      Denny's Japan Co., Ltd. (to present)

                                     *Chairman and Director of 7-Eleven, Inc.
                                     *Chairman and Director of IYG Holding Company
-----------------------------------------------------------------------------------------------------------------
2        Toshifumi Suzuki            Sep. 1963 - entered into the Company                   (1) 823,157 shares
         (Dec. 1, 1932)              Sep. 1971 - Director of the Company                    (2) Note 1.
                                     Sep. 1977 - Managing Director of the Company
                                     Feb. 1978 - President and Representative Director
                                      of Seven-Eleven Japan Co., Ltd.
                                     Apr. 1983 - Senior Managing Director of the Company
                                     May 1985 - Executive Vice President and Director
                                      of the Company
                                     Oct. 1992 - President and Representative Director
                                      of the Company (to present)
                                     Oct. 1992 - Chairman and Representative Director
                                      of Seven-Eleven Japan Co., Ltd. (to present)

                                     *Chairman and Director of Seven-Eleven Japan Co., Ltd.
                                     *Chairman and Director of Daikuma Co., Ltd.
                                     *President and Director of K.K. York Insurance
                                     *Vice Chairman and Director of 7-Eleven, Inc.
                                     *Chairman and Director of SEVEN-ELEVEN (Hawaii), INC
                                     *President and Director of IYG Holding Company
                                     *Chairman and Director of 7dream.com
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
3        Hyozo Morita                Apr. 1958 - entered into the Company                   (1) 1,687,840 shares
         (March 7, 1934)             Sep. 1971 - Director of the Company                    (2) Note 2.
                                     Sep. 1977 - Managing Director of the Company
                                     Apr. 1983 - Senior Managing Director of the Company
                                     May 1985 - Executive Vice President and Director
                                      of the Company (to present)
                                     Mar. 1994 - in charge of Corporate Operations
                                      (to present)

                                     *President and Director of K.K. Sanei
-----------------------------------------------------------------------------------------------------------------
4        Nobutake Sato               Nov. 1964 - entered into the Company                   (1) 18,573 shares
         (August 8, 1938)            May 1977 - Director of the Company                     (2) Note 3.
                                     Nov. 1979 - Chief of Corporate Strategy Division
                                      of the Company (to present)
                                     Apr. 1983 - Managing Director of the Company
                                     May 1985 - Senior Managing Director of the Company
                                     May 1993 - Executive Vice President and Director
                                      of the Company (to present)
                                     May 2000 - Chairman and Representative Director of
                                      York-Benimaru Co., Ltd. (to present)

                                     *Chairman and Representative Director of
                                       York-Benimaru Co., Ltd.
                                     *President and Director of Urawa Building Co., Ltd.
                                     *President and Director of Nittsu System
                                       Development Co., Ltd.
                                     *President and Director of K.K. Y R Kaihatsu
                                     *President and Director of K.K. Shiba Park
                                       Publishing
                                     *Executive Vice President and Director of IYG
                                       Holding Company
-----------------------------------------------------------------------------------------------------------------
5        Isao Kobayashi              Mar. 1980 - entered into the Company                   (1) 2,610 shares
         (July 11, 1933)             May 1982 - Director of the Company                     (2) None
                                     May 1986 - Managing Director of the Company
                                     Feb. 1993 - Chief of Development Division of the
                                      Company (to present)
                                     May 1993 - Senior Managing Director of the Company
                                      (to present)
-----------------------------------------------------------------------------------------------------------------
6        Yasuhisa Ito                Sep. 1985 - entered into the Company                   (1) 2,671,116 shares
         (Sep. 14, 1953)             May 1989 - Director of the Company                     (2) None
                                     May 1991 - Managing Director of the Company
                                     Jan. 1995 - Senior Managing Director of the
                                      Company (to present)
                                     Feb. 1995 - Director of Supervision of Associated
                                      Companies of the Company (to present)
                                     Jan. 2002 - Assistant for Chief of Corporate
                                      Strategy Division of the Company (to present)
-----------------------------------------------------------------------------------------------------------------
7        Akihiko Hanawa              Aug. 1967 - entered into the Company                   (1) 22,728 shares
         (Feb. 12, 1942)             May 1985 - Director of the Company                     (2) None
                                     May 1991 - Managing Director of the Company
                                     May 1996 - Senior Managing Director of the Company
                                      (to present)
                                     June 1996 - Director of China Division of the
                                      Company (to present)
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
8        Sakae Isaka                 Mar. 1966 - entered into the Company                   (1) 11,366 shares
         (May 13, 1942)              Jan. 1989 - Managing Director of York Mart Co., Ltd.   (2) None
                                     May 1993 - Director of York-Benimaru Co., Ltd.
                                     May 1994 - Senior Managing Director of York Mart
                                      Co., Ltd.
                                     Feb. 1995 - Director of the York Mart Co., Ltd.
                                      (to present)
                                     May. 1995 - Managing Director of the Company
                                     June 1996 - Chief Operating Officer of the Company
                                      (to present)
                                     May 2001 - Senior Managing Director of the Company
                                      (to present)
-----------------------------------------------------------------------------------------------------------------
9        Toshie Henmi                Mar. 1960 - entered into the Company                   (1) 74,390 shares
         (July 6, 1941)              May 1985 - Director of the Company                     (2) None
                                     May 1985 - Director of Corporate Program
                                      Management Department of the Company (to present)
                                     May 1993 - Managing Director of the Company (to
                                      present)
-----------------------------------------------------------------------------------------------------------------
10       Noritoshi Murata            Oct. 1971 - entered into the Company                   (1) 4,000 shares
         (Feb. 11, 1944)             May 1990 - Director of the Company                     (2) None
                                     May 1996 - Managing Director of the Company (to
                                      present)
                                     June 1996 - Director of Store Operating Division
                                      of the Company (to present)
-----------------------------------------------------------------------------------------------------------------
11       Akira Miyauchi              July 1997 - entered into the Company                   (1) 1,000 shares
         (May 27, 1940)              Feb. 1998 - Chief Financial Officer of the Company     (2) None
                                      (to present)
                                     May 1998 - Managing Director of the Company (to
                                      present)
-----------------------------------------------------------------------------------------------------------------
12       Atsushi Kamei               Jan. 1980 - entered into the Company                   (1) 1,000 shares
         (May 30, 1944)              May 1993 - Director of the Company                     (2) None
                                     May 1993 - Director of Store Development Office of
                                      the Company (to present)
                                     May 1999 - Managing Director of the Company (to
                                      present)
-----------------------------------------------------------------------------------------------------------------
13       Akira Hinosawa              Mar. 1969 - entered into the Company                   (1) 1,000 shares
         (April 20, 1946)            May 1993 - Director of the Company                     (2) None
                                     May 1999 - Managing Director of the Company
                                      (to present)
                                     Nov. 2000 - Director of Apparel Division of the
                                      Company (to present)
-----------------------------------------------------------------------------------------------------------------
14       Sakue Mizukoshi             July 1975 - entered into the Company                   (1) 1,000 shares
         (May 3, 1941)               May 1993 - Director of the Company                     (2) None
                                     May 1993 - Director of Corporate
                                      Communications Department and Office
                                      of Social and Cultural Affairs of the
                                      Company (to present)
                                     May 1999 - Managing Director of the Company
                                      (to present)
-----------------------------------------------------------------------------------------------------------------
15       Minoru Inaoka               Mar. 1984 - entered into the Company                   (1) 1,000 shares
         (Aug. 31, 1945)             May 1993 - Director and General Manager of External    (2) None
                                      Relations Department of the Company
                                     May 2001 - Managing Director and Chief of General
                                      Affairs Division of the Company (to present)
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
16       Yoshiaki Ota                Mar. 1969 - entered into the Company                   (1) 2,000 shares
         (Sep. 4, 1946)              Nov. 1990 - General Manager of Distribution Systems    (2) None
                                      Development Project of the Company
                                     May 1993 - Director of the Company
                                     May 1999 - Director of Personel Office of the
                                      Company
                                     May 2001 - Managing Director and Chief of
                                      Personnel Division of the Company (to present)
-----------------------------------------------------------------------------------------------------------------
17       Shigeru Takemoto            Nov. 1984 - entered into the Company, General Manager  (1) 1,000 shares
         (Jan. 22, 1949)              of Government Relations Department of the Company     (2) None
                                     May 1993 - Director of Office of the President of the
                                      Company
                                     May 2001 - Managing Director of the Company
                                      (to present)
-----------------------------------------------------------------------------------------------------------------
18       Yoshinobu Naito             Mar. 1966 - entered into the Company                   (1) 3,081 shares
         (June 6, 1943)              Feb. 1980 - General Manager of Public Relations        (2) None
                                      Department of the Company
                                     May 1994 - Director of Public Relations Department of
                                      the Company (to present)
-----------------------------------------------------------------------------------------------------------------
19       Shiro Kawabe                June 1978 - entered into the Company                   (1) 2,000 shares
         (Dec. 13, 1942)             Feb. 1985 - General Manager of General Merchandising   (2) None
                                      Division, in charge of product development of the
                                      Company
                                     May 1996 - Director of the Company (to present)
                                     Nov. 2000 - Senior Merchandiser in charge of Women's
                                      Wear of the Company
                                     Jan. 2001 - Deputy Director of Apparel Division of
                                      the Company (to present)
-----------------------------------------------------------------------------------------------------------------
20       Shigeo Kawa                 Mar. 1970 - entered into the Company                   (1) 1,000 shares
         (Nov. 1, 1946)              Nov. 1992 - General Manager of Merchandising & Store   (2) None
                                      Operating Group of the Company
                                     May 1997 - Director of the Company (to present)
                                     Feb. 1998 - Director of Household Goods Division of
                                      the Company (to present)
-----------------------------------------------------------------------------------------------------------------
21       Akira Sakamoto              June 1972 - entered into the Company                   (1) 1,000 shares
         (Dec. 18, 1947)             Feb. 1989 - General Manager of General Merchandising   (2) None
                                      Division, in charge of Kansai zone of the Company
                                     May 1999 - Director of the Company (to present)
                                     Jan. 2000 - Senior Merchandiser in charge of
                                      Household Commodities and Senior Merchandiser in
                                      charge of Cosmetics & Drugs of the Company (to
                                      present)
-----------------------------------------------------------------------------------------------------------------
22       Yoji Okamura                Mar. 1972 - entered into the Company                   (1) 1,000 shares
         (Dec. 9, 1948)              Feb. 1991 - Zone Manager of Saitama Zone of the        (2) None
                                      Company
                                     Oct 1997 - General Manager of Information System
                                      Department of the Company
                                     Jan. 2001- Director of the Company and Director of
                                      Information System Division(to present)
-----------------------------------------------------------------------------------------------------------------
23       Tsutomu Omori               Mar. 1973 - entered into the Company                   (1) 1,000 shares
         (Aug. 20, 1950)             Feb. 1988 - General Manager of Fish Department of the  (2) None
                                      Company
                                     Jan 2001 - Director of Food Division of the Company
                                      (to present)
                                     Jan. 2001 - Director of the Company (to present)
-----------------------------------------------------------------------------------------------------------------

Notes:
1. Mr. Toshifumi Suzuki acts at the same time as Representative Director of Seven-Eleven Japan Co., Ltd. and Daikuma Co., Ltd. and such companies carry on the same kind of business as the Company.
2. Mr. Hyozo Morita acts at the same time as Representative Director of K.K. Sanei and such company carries on the same kind of business as the Company. Also, he carries on transactions with the Company representing K.K. Sanei.
3. Mr. Nobutake Sato acts at the same time as Representative Director of York-Benimaru Co., Ltd. Also, he carries on transactions with the Company representing K.K. Shiba Park Publishing.
4. Mr. Sakue Mizukoshi carried on transactions with the Company representing K.K. Terre Verte.


Corporate Auditors

--------------------------------------------------------------------------------------------------------------------
                                                                                             (1) Number of shares of
                                                                                                 the Company
          Name                          Resume                                               (2) Special interest
          (Date of Birth)                                                                        with the Company
--------------------------------------------------------------------------------------------------------------------
1         Masao Nakamura                Nov. 1963 - entered into the Company                 (1) 39,000 shares
          (Feb. 18, 1937)               Feb. 1974 - General Manager of Personnel Dept. of    (2) None
                                         the Company
                                        May 1982 - Director of the Company
                                        May 1993 - Full-time Corporate Auditor of the
                                         Company (to present)
-------------------------------------------------------------------------------------------------------------------
2         Mitsuo Goto                   July. 1980 - General Manager of Sales Planning       (1) 1,000 shares
          (Mar. 7, 1935)                 Dept. of the Nomura Securities Co., Ltd.            (2) None
                                        Dec. 1985 - Senior Managing Director of Japan
                                         Associated Finance Co., Ltd.
                                         (currently JAFCO Co., Ltd.)
                                        Oct. 1988 - President of Representative Director
                                         of Nomura Wasserstein Perella Co., Ltd.
                                        July. 2000 - entered into the Company as an advisor
                                        May. 2001 - full-time Corporate Auditor of the
                                         Company (to present)
--------------------------------------------------------------------------------------------------------------------
3         Kenichi Suematsu              June 1988 - President and Representative Director    (1) 0 shares
          (March 2, 1926)                of The Mitsui Bank, Limited                         (2) None
                                        Apr. 1990 - President and Representative Director
                                         of The Taiyo Kobe-Mitsui Bank, Limited
                                        Apr. 1992 - President and Representative Director
                                         of The Sakura Bank, Limited
                                        June 1994 - Chairman and Representative Director of
                                         The Sakura Bank Limited
                                        May 1996 - Corporate Auditor of the Company (to
                                         present)
                                        July 1998 - Standing Adviser of The
                                         Sakura Bank Limited
                                        Apr. 2001 - Special Counselor of Sumitomo
                                         Mitsui Banking Corporation (to present)
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
4.        Takuji Yamamoto               Feb. 1969 - entered into the Company                 (1) 347,000 shares
                                        Apr. 1973 - registered as Certified Public           (2) None
          (Jan. 26, 1934)                Accountant
                                        Apr. 1975 - Director of the Company
                                        Apr. 1983 - Managing Director of the Company
                                        May 1985 - resigned as Managing Director of the
                                         Company
                                        June 1985 - Representative of Yamamoto Management
                                         Issues Research Institution
                                         (to present)

                                        May 1998 - Corporate Auditor of the Company (to
                                         present)
--------------------------------------------------------------------------------------------------------------------

Note: Messrs. Masao Nakamura, Kenichi Suematsu and Takuji Yamamoto, Corporate
      Auditors, are outside Corporate Auditors prescribed in Article 18,
      Section 1 of the Special Law of the Commercial Code Concerning the Audit of Corporation ("Kabushiki-Kaisha").


B.   Compensation

     The aggregate amount of remuneration, including bonuses, paid to all Directors, Corporate Auditors and officers of the Company as a group by the Company and its subsidiaries for services in all capacities during fiscal year 2002 was 1,134 million yen ($8,463 thousand). Directors and Corporate Auditors receive bonuses in one installment, the aggregate amount of which is approved at the annual general meeting of shareholders and is based on the Company's performance for the fiscal year. The amounts of the bonuses paid to individual Directors and Corporate Auditors are thereafter determined at a meeting of the Board of Directors.

     In accordance with customary Japanese business practice, when Directors or Corporate Auditors retire, a proposal to pay a lump sum retirement allowance is submitted to the general meeting of shareholders for approval. After shareholder approval is obtained, the amount of the retirement allowance for Directors or Corporate Auditors is fixed by the Board of Directors and generally reflects their position at the time of retirement, the length of their service as a Director or Corporate Auditor and their contribution to the Company's performance.

     It was approved at the general meeting of shareholders held on May 23, 2002 that condolence money shall be presented to Mr. Kuniyuki Ota who passed away on February 18, 2002, and the retirement grant shall be presented to Mr. Masao Nakamura, who resigned as Corporate Auditor at the closing of this meeting, in order to reward their meritorious services. The amount, the date of presentation and the procedure therefore are requested to be entrusted to the Board of Directors' determination in the case of resigning Directors, and the determination among Corporate Auditors in the case of a retiring Corporate Auditor within the appropriate amount to be fixed based on the Company's officers' severance benefit regulations.

Resumes of the resigning Directors are as follows:

-------------------------------------------------------------------------------
         Name                                    Resume
-------------------------------------------------------------------------------
Kuniyuki Ota             May 1999 - Director of the Company
                         Feb 2002 - Managing Director of the Company
-------------------------------------------------------------------------------
Masao Nakamura           May 1993 - Full-time Corporate Auditor of the Company
-------------------------------------------------------------------------------


C.   Board Practices

     The Company's Articles of Incorporation provide for a Board of Directors of not more than 35 members and for not more than five Corporate Auditors. Directors and Corporate Auditors are elected at general meetings of shareholders. The regular term of office of a Director is two years. Directors and Corporate Auditors may serve any number of consecutive terms.

     The Board of Directors elects a Chairman and a President and may elect one or more Vice Chairman, Executive Vice Presidents, Senior Managing Directors and Managing Directors from among its members. The President and Director so chosen by resolution of the Board of Directors, who is a "Representative Director", has authority to represent the Company generally in the conduct of its affairs. The Board of Directors has the ultimate responsibility for the administration of the affairs of the Company. Except as otherwise provided for by laws and ordinances and the Articles of Incorporation, the Board of Directors shall make decisions on the execution of important business of the Company. The President and Director shall convene and preside over meetings of the Board of Directors. If the President and Director is prevented from so acting, another Director shall act in his place in the order previously determined by the Board of Directors. Notice for convening a meeting of the Board of Directors shall be sent to each Director and Corporate Auditor 3 days prior to the date of each meeting, provided, however, that this period may be shortened in case of urgency. When all Directors and Corporate Auditors consent thereto, the Board of Directors may be convened without following the procedures for convening. A quorum of the Board of Directors shall be a majority of the Directors and resolutions of the Board of Directors shall be adopted by a majority of the votes of the Directors present thereat. A summary of proceedings and the resultant actions taken at meetings of the Board of Directors shall be recorded in minutes, and the Directors and Corporate Auditors present shall affix their names and seals thereto.

     Under the Japanese Commercial Code, the Corporate Auditors of the Company have the duty of examining the financial statements and business reports which are submitted by the Board of Directors to general meetings of shareholders and also of supervising the administration by the Directors of the Company's affairs. Corporate Auditors are not required to be, and the Corporate Auditors are not, certified public accountants. According the recent amendments to the Commercial Code promulgated in December 2001 and enforced from May 1, 2002, they have to participate in and express their opinion at meetings of the Board of Directors but are not entitled to vote, and the term of the Corporate Auditors is four years except for the Corporate Auditors currently in office, the term of which is three years according to the Commercial Code before the above amendments. Full-time Corporate Auditors are appointed from among the Corporate Auditors. The Company has a Board of Corporate Auditors consisting of at least three Corporate Auditors. Pursuant to amendments to the Law Concerning Exception to the Commercial Code Relating to Audit, etc. of Kabushiki Kaisha, promulgated in December 2001, but in the case of the Company effective after full three years following May 1, 2002 (due to the transitional period provided for in the amendments), (not less than half of the Corporate Auditors must be from outside the Company. Rights and duties of Corporate Auditors provided for in the amendments to the Commercial Code are further strengthened to include, among others, prior consent required to be obtained from the Board of Corporate Auditors with respect to an agenda to elect a Corporate Auditor at the general meeting of shareholders of the Company.

     In addition, the Company is required to appoint independent certified public accountants as well as Corporate Auditors. Such independent certified public accountants have as their primary statutory duties the examination of the financial statements prepared in accordance with the Japanese

Commercial Code and proposed to be submitted by the Board of Directors to general meetings of shareholders and the reporting of their opinion thereon to the Corporate Auditors as well as to the Directors.


D.   Employees

Number of Employees

     The number of full-time employees by business segment as at the end of February 2000, 2001 and 2002 were as follows:

     Number of full-time employees by business segment

                                                                    As at the end of February
                                                       ------------------------------------------------
                                                        2002                 2001                 2000
                                                        ----                 ----                 ----

Superstore operations                                  19,124               20,581               21,400
Convenience store operations                           28,474               29,351               28,700
Restaurant operations                                   2,317                2,506                2,600
Others                                                    721                  582                  600
-------------------------------------------------------------------------------------------------------
Total                                                  50,636               53,020               53,300
=======================================================================================================


     The number of temporary employees by business segment on average for fiscal year 2000, 2001 and 2002 were as follows:

     Number of temporary employees on average


                                                              Fiscal year ended February 28 or 29
                                                       ------------------------------------------------
                                                        2002                 2001                 2000
                                                        ----                 ----                 ----
Superstore operations                                  31,172               30,468               30,600
Convenience store operations                           11,453               10,918               11,500
Restaurant operations                                  13,071               13,324               13,400
Others                                                    579                  455                  600
-------------------------------------------------------------------------------------------------------
Total                                                  56,275               55,165               56,100
=======================================================================================================

----------
Note: The number of full-time employees as at the end of February 2000, and the number of temporary employees for fiscal year 2000 are stated in round numbers.


Labor Unions

     As at February 28, 2002, the number of members of the labor unions of Ito-Yokado and its subsidiaries totaled 19,075. The relationship between management and the labor unions has been good.


E.   Share Ownership

Directors and Corporate Auditors

     As at February 28, 2002, the total amount of the Company's shares having voting rights owned by the Directors and Corporate Auditors was as follows:

Title of class    Identity of person or group   Amount owned   Percent of class
--------------    ---------------------------   ------------   ----------------
Common Stock        Directors and Corporate      23,459,000         5.63%
                    Auditors - 27 persons          shares

----------
Note: The total amount of the Company's shares having voting rights owned by the Directors and Corporate Auditors included shares having voting rights owned by their family members, whose blood relationship with them were not more than the second degree.

     The members of shares owned by each of the Directors and Corporate Auditors as at February 28, 2002 is stated in Item 6.A. above.


Employees Shareholding Association

     As at February 28, 2002, the number of members of the York Employees Shareholding Association totaled 5,850. The Employees Shareholding Association accepts new membership in June and December every year. Members are entitled to purchase shares of the Company with an amount less than 10% of prescribed amounts within their monthly salaries. In addition, members have received a monthly subsidy equivalent to 10% of the purchase price of shares. The subsidy amounted to 160 million yen ($1,194 thousand) for the fiscal year ended February 28, 2002. In the event that any member sells a part of the shares which have been reserved in the Employees Shareholding Association, such member is entitled to sell 100 shares by unit twice every month. The Employees Shareholding Association accepts withdrawals from membership by a deadline of the 15th of every month and reentrance to membership after withdrawal is prohibited. The total amount of the Company's shares having voting rights owned by the York Employees Shareholding Association was as follows:

Title of class    Identity of person or group    Amount owned    Percent of class
--------------    ---------------------------    ------------    ----------------
Common Stock        York Employees                 2,180,000          0.52%
                     Shareholding Association       shares


ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

     Principal shareholders (the ten largest shareholders) as at February 28, 2002:

--------------------------------------------------------------------------------------------------------
                                             Investment by each largest     Investment by the Company in
                                             shareholder in the Company       each largest shareholder
                                           -------------------------------------------------------------
                                            Number of     Percentage of      Number of    Percentage of
         Name of shareholder               shares held     total shares     shares held    total shares
                                                           outstanding                     outstanding
--------------------------------------------------------------------------------------------------------
                                           (Thousand)          (%)          (Thousand)         (%)
Ito-Kogyo Yugen Kaisha                       54,669           13.1               --             --
Japan Trustee Services Bank,
 Ltd. (Trust account)                        20,779            5.0               --             --
Dai-Ichi Mutual Life Insurance Company       19,832            4.7               --             --
Mitsubishi Trust and Banking
 Corporation (Trust account)                 17,816            4.3               --             --
The Asahi Bank, Ltd.                         12,145            2.9            6,195            0.2
UFJ Trust Bank, Ltd. (Trust account)         12,035            2.9               --             --
Mitsui Mutual Life Insurance Company.        10,065            2.4               --             --
Nippon Life Insurance Company                 9,767            2.3               --             --
Sumitomo Mitsui Banking Corporation           8,996            2.1              440            0.0
Mitsui Sumitomo Insurance Co., Ltd.           7,768            1.9            1,081            0.1
--------------------------------------------------------------------------------------------------------

     As at February 28, 2002, Mr. Masatoshi Ito, the founder, Honorary Chairman and Director of the Company, directly owned 1.3% of the Company's Common Stock and beneficially owned 17.9% of such Common Stock. Mr. Masatoshi Ito is virtually the owner of Ito-Kogyo Yugen Kaisha, which has been the first shareholder of the Company.


B.  Related Party Transactions

Sales of a Subsidiary's Shares

The Company sold a small number of a subsidiary's shares to certain directors of Ito-Yokado, Seven-Eleven Japan and a subsidiary for the year ended February 28, 2002. The name of directors and amount of transaction are as follows:

Ito-Yokado's transaction with its directors:           (Millions of yen)
Masatoshi Ito (55.0), Nobutake Sato (5.0), Hyozo Morita (2.5), Isao Kobayashi (2.5), Yasuhisa Ito (2.5), Akihiko Hanawa (2.5), Sakae Isaka (2.5), Akira Miyauchi (1.5), Mitsuo Goto (1.5)

Seven-Eleven Japan's transaction with its directors and a director of a subsidiary:
Toshifumi Suzuki (50.0), Masaaki Kamata (5.0), Takashi Anzai (5.0), Ken Kudo (2.5), Kiyomitsu Fukuda (2.5), Katsuhiko Ikeda (2.5), Toshiro Yamaguchi (2.5), Tadahiko Ujiie (2.5), Noritomo Banzai (1.5)

The sales price is determined at same conditions as those for third parties.


Lease of Real Estate

     The Company leases land and building for superstore operation from Yugen-Kaisha Ito Create, which is 100% owned by close relatives of Masatoshi Ito, director of Ito-Yokado, and Yasuhisa Ito, director of Ito-Yokado. The rent for the land and building was 173 million yen ($1.3 million) for the year ended February 28, 2002. The rent is determined at same conditions as those for third parties.


C.   Interests of Experts and Counsel

     Not applicable.


ITEM 8. FINANCIAL INFORMATION

A.   Consolidated Statements and Other Financial Information


Consolidated Statements

     See Item 18, Financial Statements.


Legal Proceedings

     As at February 28, 2002, there were no material pending legal proceedings, other than ordinary routine litigation incidental to Ito-Yokado's business, to which the Company or any of its subsidiaries was a party or of which any of their property was subject.


Dividends Policy

     At the Company, funds procured in equity markets are regarded as deposits entrusted to us by shareholders. Accordingly, the Company's dividend policy stresses a solid return on equity and a stable dividend payout ratio. Since the listing of the Company's stock, Ito-Yokado's management has placed a high priority on increasing the stock valuation as the operational scale and performance of the Company have made significant gains. Through stock splits and dividends, Ito-Yokado has steadily returned profits to shareholders.

     The Company will apply internal funds mainly to the investment in new businesses, construction of new stores and renovation of existing locations. In addition, the Company will further invest in information systems to increase the speed the responses to changing customer preferences. In this way, the Company will work to improve the results and the operational efficiency to meet the expectations of its shareholders.


B.   Significant Changes

     On March 27, 2002, IYBank made a capital increase allotted to a third party by issuing 603,900 common shares based on a share price of 50,000 yen ($373.13). As a result, IYBank's capital was increased by 30,195 million yen ($225,336 thousand) to 61,000 million yen ($455,224 thousand). The number of shares purchased by Ito-Yokado and Seven-Eleven Japan are 159,620 and 106,280, respectively. The ownership percentage of Ito-Yokado and Seven-Eleven Japan became 29.9% and 24.8%, respectively.

     On April 10, 2002, the Company's Board of Directors has decided to sell all of its shares of Daikuma, which is owned 87.7% by the Company. On May 7, 2002, the Company has reached an arrangement on the transfer of the shares of Daikuma with Yamada Denki Co., Ltd. ("Yamada Denki") and Nomura Principle Finance Co., Ltd. ("NPF"). Yamada Denki and NPF acquired all outstanding shares (10,339,140 shares) in Daikuma held by the Company through a special purpose company. The shares were sold to a special purpose company at 16,791 million yen on May 24, 2002. As a result, the Company will recognize approximately 18,700 million yen as a loss on sale of investment in a subsidiary for the year ending February 28, 2003.

     The amount of total assets, net assets, revenues and income before income taxes included in the consolidated statements for fiscal year 2002 related to Daikuma in the superstore operations segment are 49,931 million yen ($372,619 thousand), 38,524 million yen ($287,493 thousand), 106,904 million yen ($797,791 thousand) and (2,670) million yen ($(19,925) thousand), respectively.


ITEM 9. THE OFFER AND LISTING

A.   Offer and Listing Details

     The primary market for the Company's shares of Common Stock is the Tokyo Stock Exchange (the "TSE"). The shares are traded on the First Section of the TSE and are also listed on the Euronext Paris, formerly the Paris Stock Exchange.

     The Company's shares had been listed on the Luxembourg Stock Exchange in the form of Continental Depositary Receipts ("CDRs") since 1975 and they were withdrawn from the official price list of Luxembourg Stock Exchange as of March 22, 2002. The Company followed procedures for delisting, in the light of non-reporting of share trading on the Luxembourg Stock Exchange for the recent years.

     American Depositary Shares, each currently representing one share of Common Stock evidenced by American Depositary Receipts ("ADRs"), are traded in the over-the-counter market in the United States on the National Market System ("NMS") of the National Association of Securities Dealers Automated Quotation System ("NASDAQ") under the symbol "IYCOY". There may be from time to time a differential between the Common Stock's price on the TSE and the market price of the American Depositary Shares in the United States.

     The following table sets forth, for the periods indicated, the reported high and low sales prices of the Company's shares of Common Stock on the TSE (both in yen and translated into U.S. dollars per American Depositary Share) and the reported high and low closing bid quotations for American Depositary Shares as reported by the National Association of Securities Dealers, Inc.


                                                               Translated into U.S.
                                                               dollars per American          U.S. market price per
                                 Yen per share of                   Depositary                American Depositary
  Calendar Year                  Common Stock (1)                   Share(2)(3)                     Share(3)
------------------              --------------------           --------------------          ----------------------
                                 High           Low             High           Low            High             Low
                                 ----           ---             ----           ---            ----             ---
2000  1st Quarter               11,500         5,900           113.25         56.14          110.00           57.00
      2nd Quarter                8,770         5,800            82.89         55.38           79.00           57.00
      3rd Quarter                7,040         4,810            65.70         44.87           66.625          45.25
      4th Quarter                6,080         4,520            55.99         41.54           56.125          43.00
2001  1st Quarter                6,800         5,020            58.19         41.71           56.00           41.50
      2nd Quarter                7,390         5,330            59.94         42.85           61.35           43.55
      3rd Quarter                5,800         3,660            46.55         30.55           47.50           34.00
      4th Quarter                6,010         5,100            48.22         42.02           48.00           41.54
2002  1st Quarter                5,990         4,490            46.91         33.31           45.77           33.71
      2nd Quarter                6,960         5,060            55.28         37.99           56.14           37.88


------------
Notes:
(1)  As reported by the TSE.
(2) Translated at the average of the spot buying rate and spot selling rate for dollars prevailing in Tokyo on the date when each such high or low price was reported, which rate ranged from U.S. $1=101.55 yen to U.S. $1=134.79 yen.
(3) As reported by the National Association of Securities Dealers, Inc., based upon each American Depositary Share currently representing one share of Common Stock. Each ADR used to represent four shares of Common Stock, but currently represents one share of Common Stock due to an amendment to the Deposit Agreement relating to the ADRs with effect from May 8, 1998. Accordingly, "U.S. dollars per American Depositary Share" and "U.S. market price per American Depositary Share" in the table were retroactively restated. The Company's ADRs were listed on NASDAQ.

     As of February 28, 2002, there were 2,570,813 ADRs outstanding and 13 registered holders. As of June 30, 2002, there were 2,933,813 ADRs outstanding and 13 registered U.S. holders.


B.   Plan of Distribution

     None.


C.   Markets

     See  above Item 9.A.


D.   Selling Shareholders

     None.


E.   Dilution

     None.


F.  Expenses of the Issue

     None.


ITEM 10. ADDITIONAL INFORMATION

A.   Share Capital

     Not  applicable.

B.   Memorandum and Articles of Association

     The Articles of Incorporation of the Company in effect and force as of the date hereof translated into English are set forth as follows:


                ARTICLES OF INCORPORATION OF ITO-YOKADO CO., LTD.
                             Amended on May 23, 2002

                          Chapter I. General Provisions

Article 1.  (Corporate name)
     The Company shall be called Kabushiki Kaisha Itoyokado, and it shall be called ITO-YOKADO CO., LTD. in English.


Article 2.  (Corporate purpose)
     The  purpose of the Company is to conduct the following businesses:
(1) Retail trade and manufacturing, processing and wholesale of goods relating to the retail trade;
(2)  Import and sale of liquor;
(3)  Sale of salt and cigarettes, processing and sale of grain;
(4)  Antique dealing;
(5) Sale of medicines, medical instruments, industrial chemicals and weighing machines;
(6)  Management of drugstores and clinics;
(7) Sale and maintenance of automobiles and other vehicles, and parts relating to same;
(8) Management of restaurants, entertainment facilities, enterprises of amusement, movie theaters, inns, theater ticket agencies, athletic facilities, cultural events, preparatory schools, wedding halls, exhibit halls, parking lots and gasoline service stations;
(9) Management of photography, printing, laundry, barber and beauty parlor businesses;
(10) Interior and exterior decoration, equipment construction, and construction businesses;
(11) Agency for foreign commercial transactions and import-export business;
(12) Transportation of general passengers and of freight by car and travel businesses, and agencies in connection therewith;
(13) Non-life insurance agencies, insurance agencies relating to the Automobile Liability Securities Law and subscription business of life insurance;
(14) Purchase, sale, lease, brokerage and professional assessment of real estate;
(15) Leasing of automobiles, business machines, and sport and recreation equipment, etc.;
(16) Lending business, intermediary and guaranty of lending and borrowing and handling of credit cards;
(17) Business consultancy for various enterprises and commissioned businesses;
     and
(18) Any and all businesses relating to each of the foregoing.


Article 3.  (Location of head office)
     The Company shall have its head office in Minato-ku, Tokyo.


Article 4.  (Method of giving public notices)
     The public notices of the Company shall be given by publication in the Nihon Keizai Shimbun published in Tokyo.


                               Chapter II. Shares

Article 5.  (Total number of shares authorized to be issued)
     The total number of shares authorized to be issued by the Company shall be 840,000,000 shares. Provided however that, in the event any of shares is canceled, the number of shares authorized to be issued shall be reduced accordingly.

Article 6. (Number of shares per unit and non-issuance of shares certificates for Shares Constituting Less Than One Unit)

     Number of shares of the Company per unit shall be 1,000 shares.
     Any share certificates for the share constituting less than on unit of shares (hereinafter referred to as "Shares Constituting Less Than One Unit") shall not be issued. Provided, however, that the foregoing may not be applied when provided in Share Handling Regulations.


Article 7.  (Transfer agent)
     The Company shall have a transfer agent with respect to its shares.
     The transfer agent and its place of business thereof shall be chosen by the resolution of the Board of Directors and shall be made public by public notice. The register of shareholders and the register of beneficial shareholders (hereinafter collectively called the "Registers") of the Company shall be kept in the place of business of the transfer agent, and the registration of transfer of shares, purchase by the Company of Shares Constituting Less Than One Unit and other matters relating to shares shall be handled by the transfer agent.


Article 8.  (Record date)
     The Company shall deem shareholders (including beneficial shareholders, the same shall be applied hereinafter) stated or recorded in the Registers as at the close of business on the last day of February of each year as the shareholders entitled to exercise the rights pertaining to the shares at the ordinary general meeting of shareholders held for the business term so closed.
     In addition to the foregoing paragraph, whenever necessary, in accordance with a resolution of the Board of Directors and upon giving advance public notice, shareholders or registered pledgees stated or recorded in the Registers as at the close of business on the specified date shall be deemed as the shareholders or registered pledgees entitled to exercise rights pertaining to the shares or registered pledgees, as the case may be.


Article 9.  (Share Handling Regulations)
     Denominations of share certificates of the Company, the procedures and fees for registration of transfer of shares, purchase of Shares Constituting Less Than One Unit, registration relating to rights of pledge and indication of property in trust and cancellation thereof, non-possession of share certificates, reissue of share certificates, notifications and other matters relating to the handling of shares shall be governed by the Share Handling Regulations established by the Board of Directors.


                  Chapter III. General Meetings of Shareholders

Article 10. (Time of general meetings)
     Ordinary general meetings of shareholders shall be convened within 3 months from the day following each closing of the accounts, and extraordinary general meetings of shareholders may be convened from time to time when necessary.


Article 11. (Place of convening)
     General meetings of shareholders shall be convened at the head office or at a place adjacent thereto.


Article 12. (Chairman of the general meetings)
     The President/Director shall act as the chairman of general meetings of shareholders. If the President/Director is prevented from so acting, another Director shall act in his place in the order previously determined by the Board of Directors.


Article 13. (Method of resolution)
     Resolutions of general meetings of shareholders shall be adopted by a majority of the voting rights of the shareholders present, except as otherwise provided for by laws and ordinances and the Articles of Incorporation.

Article 14. (Exercise of voting right by proxy)
     A shareholder may exercise his/her voting right by proxy who is a shareholder having a voting right to the Company. In this case, a shareholder or proxy must submit a document showing his/her power as such at every general meeting of shareholders to the Company.


Article 15. (Minutes)
     A summary of proceedings and the resultant actions taken at a general meeting of shareholders shall be recorded in minutes, and the chairman, the Directors and the Corporate Auditors present shall affix their names and seals thereto.


                         Chapter IV. Board of Directors

Article 16. (Authority of the Board of Directors)
     Except as otherwise provided for by laws and ordinances and the Articles of Incorporation, the Board of Directors shall make decisions on the execution of important business of the Company.


Article 17. (Convening meetings of the Board of Directors)
     The President/Director shall convene and preside over meetings of the Board of Directors. If the President/ Director is prevented from so acting, another Director shall act in his place in the order previously determined by the Board of Directors.
     Notice for convening a meeting of the Board of Directors shall be sent to each Director and Corporate Auditor 3 days prior to the date of each meeting, provided, however, that this period may be shortened in case of urgency.
     When all Directors and Corporate Auditors consent thereto, the Board of Directors may be convened without following the procedures for convening.


Article 18. (Resolutions of the Board of Directors)
     The quorum of the Board of Directors shall be a majority of the Directors and resolutions of the Board of Directors shall be adopted by a majority of the votes of the Directors present thereat.


Article 19. (Minutes)
     A summary of proceedings and the resultant actions taken at meetings of the Board of Directors shall be recorded in minutes, and the Directors and Corporate Auditors present shall affix their names and seals thereto.


                              Chapter V. Directors

Article 20. (Number)
     The Directors of the Company shall be 35 or fewer.

Article 21. (Election)
     Elections of Directors shall require the presence of shareholders who hold one third or more of the voting rights owned by all shareholders.
     The election of Directors shall not be by cumulative voting.

Article 22. (Term of office)
     The terms of office of Directors shall expire at the close of the ordinary general meeting of shareholders held with respect to the last closing of the accounts within two years after their assumption of office.
     The term of office of a Director appointed to fill a vacancy or pursuant to an increase in the number of Directors shall be coterminous with the remainder of the terms of office of the other Directors presently in office.

Article 23. (Executive Directors)
     A Chairman of the Board of Directors, a President/Director and a certain number of Vice-Chairman/Directors, Vice-President/Directors, Senior Managing Directors and Managing Directors may be chosen by resolution of the Board of Directors.


Article 24. (Representative Directors)
     The President/Director shall represent the Company.
     In addition to the foregoing paragraph, Directors who represent the Company may be chosen by resolution of the Board of Directors.


Article 25. (Remuneration)
     The remuneration for Directors shall be decided by resolution of the general meeting of shareholders.


                     Chapter VI. Board of Corporate Auditors

Article 26. (Authority of the Board of Corporate Auditors)
     Except as otherwise provided for by laws and ordinances and the Articles of Incorporation, the Board of Corporate Auditors shall make decisions on the execution of Corporate Auditors' duties to the extent not to prevent the Corporate Auditors from executing their authority.


Article 27. (Convening meetings of the Board of Corporate Auditors)
     Notice for convening a meeting of the Board of Corporate Auditors shall be sent to each Corporate Auditor 3 days prior to the date of each meeting, provided, however, that this period may be shortened in case of urgency. When all Corporate Auditors consent thereto, the Board of Corporate Auditors may be convened without following the procedures for convening.


Article 28. (Resolutions of the Board of Corporate Auditors)
     Except as otherwise provided for by laws and ordinances, resolutions of the Board of Corporate Auditors shall be adopted by a majority of the votes of the Corporate Auditors.


Article 29. (Minutes)
     A summary of proceedings and the resultant actions taken at the meetings of the Board of Corporate Auditors shall be recorded in minutes, and the Corporate Auditors present shall affix their names and seals thereto.


                         Chapter VII. Corporate Auditors

Article 30. (Number)
     The Corporate Auditors of the Company shall be 5 or fewer in number.


Article 31. (Election)
     Election of Corporate Auditors shall require the presence of shareholders who hold one third or more of the voting rights owned by all shareholders.


Article 32. (Term of office)
     The term of office of Corporate Auditors shall expire at the close of ordinary general meeting of shareholders held with respect to the last closing of the accounts within three years after their assumption of office.
     The term of office of a Corporate Auditor appointed to fill a vacancy created by resignation of a Corporate Auditor during the term of office shall be coterminous with the remainder of the term of office of such predecessor Corporate Auditor.


Article 33. (Full-time Corporate Auditor)
     Corporate Auditors shall appoint (a) Full-time Corporate Auditor(s) among themselves.

Article 34. (Remuneration)
     The remuneration for Corporate Auditors shall be decided by resolution of the general meeting of shareholders.


                             Chapter VIII. Accounts

Article 35. (Business term)
     The business term of the Company shall be for one year, from March l to the last day of February of the following year. The Company shall close its accounts on the last day of each business term.


Article 36. (Payment of dividends)
     Dividends shall be paid to the shareholders or registered pledgees stated or recorded in the Registers as of the close of business on the last day of February of each year.


Article 37. (Interim dividends)
     The Company may, by resolution of the Board of Directors, make payment in cash as interim dividends to the shareholders or registered pledgees stated or recorded in the Registers as of the close of business on August 3l of each year.


Article 38. (Limitation of dividends, etc.)
     In the event that payment of any of the dividends and interim dividends declared is not received within three (3) full years from the date of commencing payment of such dividends, the Company shall be discharged from liability for payment thereof.

                                                                           -End-


C.   Material Contracts

     As of February 28, 2002, there is no material contract which may effect the Company's ordinary operations.


D.   Exchange Controls

Japanese Foreign Exchange Regulations

     The Foreign Exchange and Foreign Trade Law of Japan, frequently referred to as the Foreign Exchange Law, and the cabinet orders and ministerial ordinances thereunder govern the issuance of shares by companies and the acquisition and holding of shares by "exchange non-residents" and "foreign investors" under the Foreign Exchange Law.

     Exchange non-residents are:
       individuals who do not reside in Japan; and corporations whose principal offices are not located in Japan.

     Generally, branches and other offices located within Japan of non-resident corporations are regarded as exchange residents of Japan and branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents of Japan.

     Foreign investors are:
       individuals who do not reside in Japan;
       corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan; and corporations in which more than 50% of the shares are held by individuals who do not reside in Japan and/or corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan or a majority of the officers (or officers having the power of representation) are persons who do not reside in Japan.

     Due to the amendments to the Foreign Exchange Law effective on April 1, 1998, all aspects of foreign exchange and foreign trade transactions that were previously subject to licensing or other prior notifications or approvals, with minor exceptions, were changed to require only post-transaction reporting. However, the Minister of Finance of Japan will have the power to impose licensing requirements for transactions in limited circumstances.


Potential Consequences resulting from an Acquisition of Listed Shares

     In the event that a foreign investor acquires shares of a Japanese company listed on a Japanese stock exchange or traded on an over-the-counter market in Japan ("listed shares") and if the foreign investor's direct and indirect total holdings are 10% or more of the issued shares of the company after the acquisition, the foreign investor must file a report of the acquisition with the Minister of Finance and any other competent Minister within 15 days from and including the date of such acquisition. However, in certain limited circumstances (including the case where the acquisition of the shares reaches 10%), a prior notification of such as acquisition must be filed with the Minister of Finance and any other competent Minister, who may then modify or prohibit the proposed acquisition. The acquisition of shares by exchange non-residents as a result of stock splits is not subject to any of the foregoing requirements.


Potential Consequences resulting from Dividends and Proceeds of Sales

     Under the current Foreign Exchange Law, dividends paid on, and the proceeds of sales in Japan of, shares held by exchange non-residents may, in general, be converted into foreign currency and repatriated abroad.


Potential Consequences resulting from the Sale of Securities to Exchange Non-Residents

     A Japanese resident is required to file a report with the Minister of Finance concerning the transfer of securities for a value exceeding 100 million yen to an exchange non-resident within 20 days of the date of the transfer. If an exchange resident issues or offers its securities for value of 1 billion yen or more outside Japan, the exchange resident must file a report of the issuance or offering of securities with Minister of Finance within 20 days of the date of the closing.


Reporting of Substantial Shareholdings

     The Securities and Exchange Law of Japan, as amended, requires any person who has become a beneficial holder (including certain sole or joint holders) of more than five per cent. of the total outstanding voting shares of a company listed on any Japanese stock exchange or traded on the over-the-counter markets in Japan, to file with the Minister of Finance of Japan, within five business days, a report concerning such share holdings, with certain exceptions in case the issuer thereof is a foreign company. A similar report must also be made (with certain exceptions) if the ratio of such holding subsequently changes by one per cent. or more. Copies of any such report must also be furnished to the issuer of such shares and to all Japanese stock exchanges on which the shares are listed or the Japan Securities Dealers Association in the case of over-the-counter shares. For this purpose, shares issuable upon conversion of convertible securities or exercise of warrants are taken into account in determining both the number of shares held by such holder and the issuer's total number of outstanding shares.


E.  Taxation

Dividends, Stock Splits and Repurchase

     Generally, a non-resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits are not subject to Japanese income tax. However, a transfer of retained earnings or legal reserve (but, in general, not additional paid-in capital) to stated capital (whether made in connection with a stock split or otherwise) is treated as a dividend payment to shareholders for Japanese tax purposes and is, in general, subject to Japanese income tax. No such transfer would be necessary in connection with a stock split if the total par value of the shares in issue after the stock split does not exceed the stated capital. Further, purchase and cancellation of shares pursuant to a resolution of an ordinary general meeting of shareholders using distributable profits under the Commercial Code of Japan is treated as a dividend payment to shareholders in the amount of the stated capital corresponding to the shares so purchased and canceled for Japanese tax purposes and is, in general, subject to Japanese income tax payable otherwise than by way of withholding.

     In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to a non-resident or non-Japanese corporation, is 20 per cent. At the date of this document Japan has reduced the withholding tax, generally to 15 per cent. for portfolio investors, with the United States of America.


F.   Dividends and Paying Agents

     Not  applicable.


G.   Statement by Experts

     Not  applicable.


H.   Documents on Display

     According to the Securities Exchange Act of 1934, as amended, the Company is subject to the requirements of informational disclosure. The Company files various reports and other information, including Form 20-F and Annual Reports, to the Securities and Exchange Commission. These reports may be inspected at the following site.

     Securities and Exchange Commission:
       450 Fifth Street, N.W., Washington D.C. 20549, U.S.A.

Form 20-F is also available at the Electronic Data Gathering, Analysis, Retrieval system (EDGAR) website which is maintained by the Securities and Exchange Commission.

     Securities and Exchange Commission Home Page:
       http://www.sec.gov


I.   Subsidiary Information

     None.


ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     The following discussion summarizes the financial and derivative instruments held by the Company, which are sensitive to changes in foreign exchange rates, interest rates and equity prices. The Company uses derivative financial instruments in order only to hedge these risks and does not hold or issue derivative financial instruments for trading purposes. Although the Company may be exposed to losses in the event of nonperformance by counterparties, the Company believes that its counterparties are creditworthy and does not expect such losses, if any, to be significant. There were no material quantitative changes in market risk exposure at February 28, 2002, when compared to February 28, 2001.

     In the normal course of business, the Company also faces risks that are either nonfinancial or nonquantifiable. Such risks principally include country risk, credit risk, and legal risk and are not addressed in this discussion.


Foreign-Exchange Risk

     The Company enters into foreign currency forward contracts and option contracts to hedge foreign currency transactions denominated in principally U.S. dollars and Euro Currency. All such contracts will currently in effect mature by February 28, 2003. The table below provides information about the Company's major foreign currency forward contracts and option contracts existing at February 28, 2002, setting forth the contract amounts, estimated fair values for both contracts and weighted-average exchange rates related to U.S. dollars and Euro Currency for foreign currency forward contracts. The fair value reflects estimated amounts that the Company could receive or pay to terminate the contracts at February 28, 2002.

     The Company enters into foreign currency forward contracts and option contracts only to hedge the risk of foreign currency exchange rate fluctuation for its own import transactions. Since the volume of such transactions is small, the Company considers the risk on its foreign currency forward contracts to be immaterial.

     The Company has several wholly or partially owned foreign subsidiaries and is susceptible to exchange rate risk on earnings from these subsidiaries. However, based on current estimates, the Company does not consider future foreign exchange risk associated with these subsidiaries to be material.

     The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", as of March 1, 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.

     7-Eleven, Inc.'s yen-denominated loans were subject to exchange rate fluctuation upon the adoption of SFAS No. 133. A hedge accounting had been admitted for them until December 31, 2000, due to the economic hedge that exists when the yen royalties received from Seven-Eleven Japan is used for the repayment of its yen-denominated loans, and therefore, no foreign currency exchange risk exists. This accounting treatment was nullified by SFAS No. 133, though the effective economic hedge remains as the same as before.

     The cumulative effect of adjustment upon adoption of this statement, net of deferred taxes and minority interests, resulted in a decrease of net income of 659 million yen ($4.9 million). In addition, income (after income taxes, minority interest and equity in earnings of affiliates) was increased 801 million yen for the year ended February 28, 2002.

     The table presents information for the major foreign currency forward contracts and option contracts existing at February 28, 2002, which is translated into yen at the rate used herein as of such date. Carrying amount was adjusted to estimated fair value upon adoption of SFAS No. 133.

                                                                   Millions of yen (Receive/Pay)
                                                               (Except weighted-average exchange rate)
Forward exchange contracts to purchase                         ---------------------------------------
Foreign currencies at February 28, 2002                        U.S. dollar/Yen                Euro/Yen
------------------------------------------------------------------------------------------------------
Contract amount                                                      7,671                         79
Estimated fair value                                                   228                          4
Weighted-average exchange rate                                      129.65                     109.42




                                                                Millions of U.S. dollars (Receive/Pay)
Forward exchange contracts to purchase                         ----------------------------------------
Foreign currencies at February 28, 2002                        U.S. dollar/Yen                 Euro/Yen
-------------------------------------------------------------------------------------------------------
Contract amount                                                       57                            1
Estimated fair value                                                 1.7                          0.0

                                                                  Millions of yen (Receive/Pay)
                                                           ----------------------------------------------
Option contracts for U.S. $ at February 28, 2002           Put: U.S. dollar/Yen     Call: U.S. dollar/Yen
---------------------------------------------------------------------------------------------------------
Contract amount                                                     954                     954
Estimated fair value                                                 17                       6




                                                               Millions of U.S. dollars (Receive/Pay)
                                                           ----------------------------------------------
Option contracts for U.S. $ at February 28, 2002           Put: U.S. dollar/Yen     Call: U.S. dollar/Yen
---------------------------------------------------------------------------------------------------------
Contract amount                                                       7                       7
Estimated fair value                                                0.1                     0.0


Interest-Rate Risk

     The Company is exposed to market risk for changes in interest rates related to its debt obligations. The following table provides principal cash flows, weighted-average interest rates and estimated fair values by expected maturity dates of the Company's debt obligation that are sensitive to change in interest rates. The information in the table is related to the major obligations existing at February 28, 2002.

     7-Eleven, Inc. entered into an interest-rate swap agreement with a notional amount of $250 million to achieve the levels of variable and fixed-rate debt approved by senior management. Under the interest-rate swap, 7-Eleven, Inc. agreed with other parties to exchange the difference between fixed-rate and floating-rate interest amounts on a quarterly basis. 7-Eleven, Inc. used the notional amount to calculate the contractual payments to be exchanged under the contract and estimated the variable rates based on implied forward rates in the yield curve at the reporting date. The negative 1,887 million yen ($14.1 million) fair value of the interest-rate swap represents the amount that would be paid to the counterparty if 7-Eleven, Inc. had chosen to terminate the swap as of December 31, 2001. See Note 8 to the Consolidated Financial Statements. Under SFAS No. 133, this swap is treated as a cash flow hedge.

     The Company newly entered into an interest rate swap agreement with a notional amount of 30,000 million yen in order to hedge the exposure to change in the fair value of fixed rate bond due November 11, 2003. However, the Company does not apply hedge accounting, prescribed in SFAS No. 133. The impact of the adoption of SFAS No. 133 was not material. For the swap, the table presents the notional amounts outstanding and expected interest rates that exist by contractual dates.

     The table presents information for the major obligations existing at February 28, 2002, which is translated into yen at the rate used herein as of such date, together with related weighted-average interest rates at February 28, 2002.

Long-term Debt(a)
 (including due within one year)                       Expected maturity date (years ending February 28 or 29)
----------------------------------------------------------------------------------------------------------------------------------
                                   Weighted-
                                    average
                                   Interest                                                                             Estimated
                                     rate        2003       2004      2005       2006      2007   There-after   Total   fair value
                                                 ----       ----      ----       ----      ----   -----------   -----
                                                                          (Millions of yen)
Japanese yen bonds                   1.5%           --     30,000        --     20,000        --     50,000    100,000     97,516
Japanese yen loan                    2.1%        5,110      1,653     1,731      1,843     1,939     10,021     22,297     22,345
U.S. dollar bank debt (b)            2.3%          693         --        --         --        --         --        693        693
U.S. dollar note borrowing           7.5%          774        834       898     26,532        --         --     29,038     29,791
U.S. dollar commercial paper         2.0%        9,452         --        --         --        --     52,780     62,232     62,232
U.S. dollar senior subordinated      4.8%          816     28,957    14,721         --        --         --     44,494     45,216
Debentures
Loans, principally from banks        2.2%        1,636      1,486     1,486      1,151     1,147      8,438     15,344     15,399
                                   -----------------------------------------------------------------------------------------------
    Total                                       18,481     62,390    18,836     49,526     3,086    121,239    274,098    273,192
                                   ===============================================================================================


Long-term Debt(a)
 (including due within one year)                        Expected maturity date (years ending February 28 or 29)
-----------------------------------------------------------------------------------------------------------------------------------
                                     Weighted-
                                      average
                                     interest                                                                            Estimated
                                       rate         2003      2004     2005       2006     2007   There-after   Total    fair value
                                                    ----      ----     ----       ----     ----   -----------   -----
                                                                       (Millions of U.S. dollars)
Japanese yen bonds                     1.5%          --        224       --        149       --       373         746        728
Japanese yen loan                      2.1%          38         13       13         14       14        75         167        167
U.S. dollar bank debt (b)              2.3%           5         --       --         --       --        --           5          5
U.S. dollar note borrowing             7.5%           6          6        7        198       --        --         217        222
U.S. dollar commercial paper           2.0%          71         --       --         --       --       394         465        464
U.S. dollar senior subordinated        4.8%           6        216      110         --       --        --         332        338
Debentures
Loans, principally from banks          2.2%          12         11       11          9        9        62         114        115
                                     ----------------------------------------------------------------------------------------------
       Total                                        138        470      141        370       23       904       2,046      2,039
                                     ==============================================================================================

Notes:
(a) Guarantee deposits received from tenants and franchisees totaling 56,842 million yen ($424 million) are mainly non-interest bearing deposits due in six years and fifteen years, respectively. Such guarantee deposits are excluded from the table above because the due dates are frequently extended.
(b) The carrying amount of the bank debt approximates fair value because the interest rates are variable.


Interest Rate Derivatives                          Expected maturity date (years ending February 28 or 29)
-------------------------------------------------------------------------------------------------------------------------
                                                                                                               Estimated
                                        2003     2004      2005      2006     2007    There-after    Total     fair value
                                        ----     ----      ----      ----     ----    -----------    -----     ----------
                                                                 (Millions of U.S. dollar)
 Notional amount                        250      250       250        --       --          --         250         (14)
 Average pay rate                       6.1%     6.1%      6.1%       --       --          --         6.1%
 Average receive rate                   2.5%     4.7%      5.7%       --       --          --         3.8%




Interest Rate Derivatives                          Expected maturity date (years ending February 28 or 29)
--------------------------------------------------------------------------------------------------------------------------
                                                                                                                Estimated
                                        2003      2004      2005      2006     2007    There-after    Total     fair value
                                        ----      ----      ----      ----     ----    -----------    -----     ----------
                                                                     (Millions of yen)
 Notional amount                      30,000    30,000       --        --       --         --        30,000         (8)
 Average pay rate                        1.1%      1.1%      --        --       --         --           1.1%
 Average receive rate                    1.1%      1.1%      --        --       --         --           1.1%


Equity-Price Risk

     The Company has marketable equity securities, which are classified as available-for-sale and are carried in the Consolidated Balance Sheets at fair value. Changes in fair value are recognized as other comprehensive income
(loss), net of tax, as a separate component of shareholders' equity. At February 28, 2002, the Company held the following available-for-sale marketable equity securities.

                                                     Millions of yen                  Millions of U.S. dollars
---------------------------------------------------------------------------------------------------------------
                                                  cost         Fair value           cost             Fair value
Equity securities                                14,908          14,522              111             108
Bonds                                            16,724          16,722              125             125
                                             ------------------------------------------------------------------
   Total                                         31,632          31,244              236             233
                                             ------------------------------------------------------------------

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES


A.   Debt Securities

     None.


B.   Warrants and Rights

     None.


C.   Other Securities

     None.


D.   American Depositary Shares

     The deposit of shares of Common Stock by a non-resident of Japan, the issuance of ADRs in exchange therefor and the withdrawal of the underlying shares of Common Stock upon surrender of ADRs are not subject to any formalities or restrictions referred to under "Potential Consequences Resulting from an Acquisition of Listed Shares" above, except where, as a result of such deposit or withdrawal, the aggregate number of shares held by the depositary (or its nominee) or the holder surrendering ADRs, as the case may be, would be 10% or more of the total outstanding shares of Common Stock, in which event reporting to the Minister of Finance of Japan may be required as outlined in the second sentence under the same heading.

The Depositary of ADRs of the Company is JPMorganChase Bank. Its head office is at
     270 Park Avenue, New York, New York 10017-2070, U.S.A.
     (Telephone: (212) 270-6000)

Acquisition or Disposal of Shares or ADRs

     Gains derived by a non-resident of Japan or a non-Japanese corporation from the sale outside Japan of Shares or ADRs, or from the sale of Shares or ADRs within Japan by a non-resident of Japan or a non-Japanese corporation not having a permanent establishment in Japan are in general not subject to Japanese income tax.

     Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired Shares or ADRs as a legatee, heir or donee.


                                     PART II


ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     See Note 3 to the table setting forth the reported high and low sales prices of the Company's shares on the TSE and others with respect to the amendment of the Deposit Agreement of Item 9.A.


ITEM 15. [RESERVED]

ITEM 16. [RESERVED]
                                    PART III


ITEM 17. FINANCIAL STATEMENTS

     Not  applicable.


ITEM 18. FINANCIAL STATEMENTS

     See consolidated financial statements of Ito-Yokado Co., Ltd. beginning from page 80.


ITEM 19. EXHIBITS

1(a) Certificate pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of Chief Executive Officer of the Company.

1(b) Certificate pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of Chief Financial Officer of the Company.


Index to Consolidated Financial Statements:                                    Pages
                                                                             ---------
     Report of Independent Accountants                                           80

     Consolidated Balance Sheets as of February 28, 2002 and 2001              81, 82

     Consolidated Statements of Income for the three years ended
     February 28, 2002, February 28, 2001 and February 29, 2000                83, 84

     Consolidated Statements of Shareholders' Equity for the three years
     ended February 28, 2002, February 28, 2001 and February 29, 2000          85, 86

     Consolidated Statements of Cash Flows for the three years ended
     February 28, 2002, February 28, 2001 and February 29, 2000                  87

     Notes to Consolidated Financial Statements                              88 to 116


Index to Consolidated Financial Statements and Supporting Schedules:

     Report of Independent Accountants on Financial Statement Schedules         117

     Financial Statement Schedules for the three years ended
     February 28, 2002:
         - Schedule II-Valuation and Qualifying Accounts                        118

     Supplementary Information
         - Semi-Annual Financial Data (Unaudited)                               119

Schedules other than those listed above have been omitted either because the required information is contained in the consolidated financial statements or the notes thereto or because the conditions for inclusion are not otherwise present.

Financial statements of affiliates are not filed as insignificant.

Report of Independent Accountants
To the Shareholders and Board of Directors of Ito-Yokado Co., Ltd.

     We have audited the accompanying consolidated balance sheets of Ito-Yokado Co., Ltd. and its subsidiaries as of February 28, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended February 28, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ito-Yokado Co., Ltd. and its subsidiaries at February 28, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended February 28, 2002, in conformity with accounting principles generally accepted in the United States of America.




/s/ PricewaterhouseCoopers
--------------------------




Tokyo, Japan
May 23, 2002

Consolidated Balance Sheets
Ito-Yokado Co., Ltd. and its Subsidiaries at February 28, 2002 and 2001

                                                                                Thousands of
                                                                                U.S. dollars
                                                            Millions of yen       (Note 2)
                                                     ---------------------------------------
ASSETS                                                   2002         2001           2002
--------------------------------------------------------------------------------------------
Current assets:
  Cash and cash equivalents                            546,758       551,298       4,080,284
  Short-term investments(Note 5)                            --         7,251              --
  Accounts and notes receivable(Note 11):
    Trade                                               25,876        20,969         193,104
    Affiliates                                             713           726           5,321
    Franchisees and other                               38,821        30,149         289,709
                                                     ---------------------------------------
                                                        65,410        51,844         488,134
  Allowance for doubtful accounts                       (1,141)         (819)         (8,515)
                                                     ---------------------------------------
                                                        64,269        51,025         479,619
  Inventories(Note 4)                                  110,999       105,039         828,351
  Prepaid expenses and other current assets
   (Note," 8 and 12)                                    62,691        47,069         467,843
                                                     ---------------------------------------
     Total current assets                              784,717       761,682       5,856,097
                                                     ---------------------------------------

Investments and advances:
  Investments in and advances to affiliates
   (Notes 8 and 14)                                     34,443        30,734         257,037
  Other security investments(Note 5)                    35,832        24,251         267,403
                                                     ---------------------------------------
                                                        70,275        54,985         524,440
                                                     ---------------------------------------
Property and equipment, at cost(Notes 7 and 10):
  Leasehold improvements                               840,157       820,757       6,269,828
  Land and land rights                                 363,536       348,709       2,712,955
  Buildings and structures                             367,706       337,009       2,744,075
  Furniture, fixtures and other                        432,536       363,616       3,227,881
  Construction in progress                              11,582         9,729          86,433
                                                     ---------------------------------------
                                                     2,015,517     1,879,820      15,041,172
    Accumulated depreciation and amortization         (864,384)     (775,749)     (6,450,627)
                                                     ---------------------------------------
                                                     1,151,133     1,104,071       8,590,545
                                                     ---------------------------------------

Other assets:
  Goodwill                                             113,143        86,906         844,351
  Fixed leasehold deposits                              87,117        81,593         650,127
  Deferred lease rents                                  97,765        92,567         729,589
  Other(Notes 6, 8, 9, 11 and 12)                       75,744        60,026         565,254
                                                     ---------------------------------------
                                                       373,769       321,092       2,789,321
                                                     ---------------------------------------
                                                     2,379,894     2,241,830      17,760,403
                                                     ---------------------------------------

The accompanying notes are an integral part of these statements.

                                                                                   Thousands of
                                                                                   U.S. dollars
                                                               Millions of yen       (Note 2)
                                                         --------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY                         2002          2001         2002
-----------------------------------------------------------------------------------------------
Current liabilities:
  Short-term loans(Notes 7 and 8)                           14,066         6,768        104,970
  Current portion of long-term debt(Notes 7 and 8)          18,350        16,378        136,940
  Accounts and notes payable:
    Trade                                                  241,481       234,113      1,802,097
    Other                                                   39,504        35,743        294,806
  Accrued payroll and bonus                                 38,530        36,132        287,538
  Income taxes payable (Note 12)                            42,016        44,712        313,552
  Deposit received                                          35,712        29,167        266,508
  Other current liabilities(Note 11)                        79,566        70,808        593,776
                                                         ---------------------------------------
     Total current liabilities                             509,225       473,821      3,800,187


Long-term debt(Notes 7, 8 and 10)                          353,123       325,107      2,635,246


Accrued pension and severance costs(Note 9)                 11,361        34,621         84,784


Deferred income taxes(Note 12)                              14,533        11,967        108,455


Deferred credits and other liabilities(Notes 8 and 11)      19,063        14,607        142,261
                                                         --------------------------------------
     Total liabilities                                     907,305       860,123      6,770,933
                                                         --------------------------------------


Minority interest in consolidated subsidiaries             345,273       325,984      2,576,664
                                                         --------------------------------------


Commitments and contingent liabilities(Notes 10 and 11)


Shareholders' equity(Notes 13 and 16):
  Common stock, authorized 840,000,000 shares,
   issued 418,717,685 shares in 2002 and
   418,072,920 shares in 2001                               47,988        46,801        358,119
  Additional paid-in capital                               119,321       118,134        890,455
  Other capital                                             35,947        34,659        268,261
  Legal reserve                                             15,097        15,016        112,664
  Retained earnings(Note 7)                                896,003       857,975      6,686,590
  Accumulated other comprehensive income(loss)              13,318       (16,862)        99,388
  Treasury stock, at cost, 201,004 shares in 2002             (358)           --        (2,671)
                                                         --------------------------------------
     Total shareholders' equity                          1,127,316     1,055,723      8,412,806
                                                         --------------------------------------
                                                         2,379,894     2,241,830     17,760,403
                                                         --------------------------------------

Consolidated Statements of Income
Ito-Yokado Co., Ltd. and its Subsidiaries for the years ended February 28 or 29, 2002, 2001 and 2000

                                                                                           Thousands of
                                                                                           U.S. dollars
                                                            Millions of yen                  (Note 2)
                                                 ------------------------------------------------------
                                                    2002          2001          2000          2002
-------------------------------------------------------------------------------------------------------
Revenues from operations(Notes 10 and 14):
  Net sales                                      2,995,132     2,782,814      2,760,208      22,351,732
  Other income                                     337,354       320,793        307,734       2,517,567
                                                 ------------------------------------------------------
                                                 3,332,486     3,103,607      3,067,942      24,869,299
                                                 ------------------------------------------------------
Costs and expenses:
  Cost of sales                                  2,093,816     1,941,648      1,905,778      15,625,493
  Depreciation and amortization                    119,285       108,748        108,458         890,187
  Selling, general and administrative
   (Notes 9 and 10)                                958,416       887,858        875,941       7,152,358
                                                 ------------------------------------------------------
                                                 3,171,517     2,938,254      2,890,177      23,668,038
                                                 ------------------------------------------------------
  Operating income                                 160,969       165,353        177,765       1,201,261
                                                 ------------------------------------------------------
Other income (expenses):
  Interest income                                    3,525         4,891          4,190          26,306
  Interest expense                                 (13,251)      (13,364)       (15,118)        (98,888)
  Gain on subsidiary's common stock
   contribution to employee retirement
   benefit trust (Note 9)                           24,607            --             --         183,634
  (Loss) gain on sale and write-down of
   security investments                             (5,878)        6,931          3,402         (43,866)
  Foreign currency exchange gains (losses)           1,821           (30)           134          13,590
                                                 ------------------------------------------------------
                                                    10,824        (1,572)        (7,392)         80,776
                                                 ------------------------------------------------------
  Income before income taxes                       171,793       163,781        170,373       1,282,037
                                                 ------------------------------------------------------
Income taxes(Note 12):
  Current                                           84,408        79,592         93,302         629,910
  Deferred                                          (1,943)       (5,703)        (6,162)        (14,500)
                                                 ------------------------------------------------------
                                                    82,465        73,889         87,140         615,410
                                                 ------------------------------------------------------
  Income before minority interest and
   equity in earnings                               89,328        89,892         83,233         666,627
Minority interest in earnings of
 consolidated subsidiaries                         (37,738)      (42,450)       (35,721)       (281,627)
Equity in earnings of affiliates                     1,392         1,337          1,786          10,388
                                                 ------------------------------------------------------
  Income before extraordinary item
   and cumulative effects of changes
   in accounting principles                         52,982        48,779         49,298         395,388
Extraordinary gain (loss) on debt
 redemption, net of income taxes of --,
 (67) million yen and 26 million yen
 (Note 7)                                               --           105            (31)             --
Cumulative effects of changes in accounting
 principles, net of income taxes of 765
 million yen, -- and 1,361 million yen                (659)           --         (1,637)         (4,918)
                                                 ------------------------------------------------------
  Net income                                        52,323        48,884         47,630         390,470
                                                 ------------------------------------------------------

                                                                                                 U.S.
                                                                                                dollars
                                                                             Yen               (Note 2)
                                                               ----------------------------------------
                                                                2002       2001       2000       2002
-------------------------------------------------------------------------------------------------------
Income before extraordinary item and cumulative effects
 of changes in accounting principles per share, equivalent
 to one American Depositary Share (Notes 15 and 16):
    Basic                                                      126.78     118.45     120.80        0.94
    Diluted                                                    126.63     118.32     120.66        0.94
Extraordinary item per share, equivalent to one American
 Depositary Share:
    Basic                                                          --       0.25      (0.08)         --
    Diluted                                                        --       0.25      (0.08)         --
Cumulative effects of changes in accounting principles
 per share, equivalent to one American Depositary Share:
    Basic                                                       (1.58)        --      (4.01)      (0.01)
    Diluted                                                     (1.58)        --      (4.00)      (0.01)
Net income per share, equivalent to one American
 Depositary Share (Note 15):
    Basic                                                      125.20     118.70     116.71        0.93
    Diluted                                                    125.05     118.57     116.58        0.93

Cash dividend declared per share, equivalent to one
 American Depositary Share (Notes 15 and 16)                    34.00      34.00      34.00        0.25

The accompanying notes are an integral part of these statements.

Consolidated Statements of Shareholders' Equity
Ito-Yokado Co., Ltd. and its Subsidiaries for the years ended February 28 or 29, 2002, 2001 and 2000

                                                                                                  Thousands of
                                                                                                  U.S. dollars
                                                      Millions of yen(except number of shares)      (Note 2)
                                                      --------------------------------------------------------
                                                        2002           2001          2000             2002
--------------------------------------------------------------------------------------------------------------
Common stock:
  Number of shares in thousands at end of year        418,718        418,073       415,706
  Balance at beginning of year                         46,801         46,675        46,613             349,261
  Conversion of convertible debt (Note 7)               1,187              8            62               8,858
  Stock issued in connection with merger with
   a subsidiary                                            --            118            --                  --
                                                      --------------------------------------------------------
  Balance at end of year                               47,988         46,801        46,675             358,119
                                                      --------------------------------------------------------
Additional paid-in capital:
  Balance at beginning of year                        118,134        113,575       113,513             881,597
  Conversion of convertible debt (Note 7)               1,187              8            62               8,858
  Increase from merger with a subsidiary                   --          4,551            --                  --
                                                      --------------------------------------------------------
  Balance at end of year                              119,321        118,134       113,575             890,455
                                                      --------------------------------------------------------
Other capital:
  Balance at beginning of year                         34,659         16,210        16,210             258,649
  Increase due to issuance of additional shares
   by a subsidiary to third parties                     1,288             --            --               9,612
  Increase due to sale of treasury stock                   --         18,673            --                  --
  Decrease due to sale of subsidiary's common
   stock                                                   --           (224)           --                  --
                                                      --------------------------------------------------------
  Balance at end of year                               35,947         34,659        16,210             268,261
                                                      --------------------------------------------------------
Legal reserve:
  Balance at beginning of year                         15,016         14,917        14,793             112,060
  Transfers from retained earnings                         81             99           124                 604
                                                      --------------------------------------------------------
  Balance at end of year                               15,097         15,016        14,917             112,664
                                                      --------------------------------------------------------
Retained earnings:
  Balance at beginning of year                        857,975        825,530       791,898           6,402,799
  Net income for the year                              52,323         48,884        47,630             390,470
  Cash dividends                                      (14,214)       (13,876)      (13,874)           (106,075)
  Transfers to additional paid-in capital from
   merger with a subsidiary                                --         (2,464)           --                  --
  Transfers to legal reserve                              (81)           (99)         (124)               (604)
                                                      --------------------------------------------------------
  Balance at end of year                              896,003        857,975       825,530           6,686,590
                                                      --------------------------------------------------------


                                                                                                  Thousands of
                                                                                                  U.S. dollars
                                                                   Millions of yen                  (Note 2)
                                                    ----------------------------------------------------------
                                                        2002           2001          2000             2002
--------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive income(loss):
  Net unrealized gains on investments (Note 5):
    Balance at beginning of year                        1,304          6,743         3,218               9,731
    Unrealized (losses) gains on securities
     (net of 2,549 million yen, 1,505 million
      yen and (3,200) million yen
      deferred taxes)                                  (3,478)        (2,044)        4,184             (25,955)
    Reclassification adjustment for gains in
     net income
     (net of (1,638) million yen, 2,748 million
      yen and 680 million yen deferred taxes)           2,268         (3,395)         (659)             16,925
                                                    ----------------------------------------------------------
    Balance at end of year                                 94          1,304         6,743                 701
                                                    ----------------------------------------------------------
  Cumulative translation adjustments:
    Balance at beginning of year                       (3,627)       (11,992)       (2,519)            (27,067)
    Adjustments for the year                           17,356          8,365        (9,473)            129,522
                                                    ----------------------------------------------------------
    Balance at end of year                             13,729         (3,627)      (11,992)            102,455
                                                    ----------------------------------------------------------
  Minimum pension liability adjustment:
    Balance at beginning of year                      (14,539)       (13,151)           --            (108,500)
    Adjustments for the year
     (net of (10,119) million yen, 1,106 million
      yen and 8,668 million yen deferred taxes)        14,539         (1,388)      (13,151)            108,500
                                                    ----------------------------------------------------------
    Balance at end of year                                 --        (14,539)      (13,151)                 --
                                                    ----------------------------------------------------------
  Interest rate swaps:
    Balance at beginning of year                           --             --            --                  --
    Adjustments for the year
     (net of 396 million yen, -- and -- deferred
      taxes)                                             (505)            --            --              (3,769)
                                                    ----------------------------------------------------------
    Balance at end of year                               (505)            --            --              (3,769)
                                                    ----------------------------------------------------------
  Total accumulated other comprehensive
   income (loss):
    Balance at beginning of year                      (16,862)       (18,400)          699            (125,836)
    Adjustments for the year                           30,180          1,538       (19,099)            225,224
                                                    ----------------------------------------------------------
    Balance at end of year                             13,318        (16,862)      (18,400)             99,388
                                                    ----------------------------------------------------------
Treasury stock:
  Balance at beginning of year                             --           (212)         (212)                 --
  Purchase and sales of stock and other                  (358)           212            --              (2,671)
                                                    ----------------------------------------------------------
  Balance at end of year                                 (358)            --          (212)             (2,671)
                                                    ----------------------------------------------------------
Total shareholders' equity                          1,127,316      1,055,723       998,295           8,412,806
                                                    ----------------------------------------------------------
Disclosure of comprehensive income (loss):
  Net income for the year                              52,323         48,884        47,630             390,470
                                                    ----------------------------------------------------------
  Net unrealized (losses) gains on investments         (1,210)        (5,439)        3,525              (9,030)
  Cumulative translation adjustments                   17,356          8,365        (9,473)            129,522
  Minimum pension liability adjustments                14,539         (1,388)      (13,151)            108,500
  Interest rate swaps                                    (505)            --            --              (3,769)
                                                    ----------------------------------------------------------
  Other comprehensive income(loss) for the
   year, net of tax                                    30,180          1,538       (19,099)            225,223
                                                    ----------------------------------------------------------
Total comprehensive income for the year                82,503         50,422        28,531             615,693
                                                    ----------------------------------------------------------

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows
Ito-Yokado Co., Ltd. and its Subsidiaries for the years ended February 28 or 29, 2002, 2001 and 2000

                                                                                                   Thousands of
                                                                                                   U.S. dollars
                                                                         Millions of yen              (Note 2)
                                                              --------------------------------------------------
                                                                 2002         2001         2000         2002
----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                    52,323       48,884       47,630         390,470
  Adjustments to reconcile net income to net cash provided
   by operating activities:
    Cumulative effects of changes in accounting principles         659           --        1,637           4,918
    Extraordinary (gain) loss on debt redemption                    --         (105)          31              --
    Depreciation and amortization                              119,285      108,748      108,458         890,187
    Impairment and disposal loss for property and equipment      8,698       11,378       10,321          64,910
    Minority interest                                           37,738       42,450       35,721         281,627
    Undistributed earnings of affiliates                        (1,470)        (891)      (1,340)        (10,970)
    Gain on subsidiary's common stock contribution
     to employee retirement benefit trust                      (24,607)          --           --        (183,634)
    Loss (gain) on sales and write-down of security
     investments                                                 5,878       (6,931)      (3,402)         43,866
    Deferred income taxes and other                              2,637         (109)      (1,005)         19,679
  Changes in assets and liabilities:
    (Increase) decrease in accounts and notes receivable,
     less allowance                                             (9,120)      (2,004)       8,860         (68,060)
    Increase in inventories                                     (3,666)      (7,006)      (2,211)        (27,358)
    (Increase) decrease in prepaid expenses and other
     current and noncurrent assets                              (7,140)       3,771        1,343         (53,284)
    Increase (decrease) in accounts and notes payable
     and accrued liabilities                                     3,720        4,539       (3,385)         27,761
    Increase in other current and noncurrent liabilities        13,557       11,746        1,055         101,172
                                                              --------------------------------------------------
     Net cash provided by operating activities                 198,492      214,470      203,713       1,481,284

CASH FLOWS FROM INVESTING ACTIVITIES:
  Payments for purchase of property and equipment             (129,895)    (140,458)    (175,543)       (969,366)
  Increase in investments and advances                         (24,580)     (15,814)     (20,839)       (183,433)
  Proceeds from sales of security investments                    7,248       15,179        6,404          54,090
  Proceeds from sale of property and equipment                   7,796       12,876        7,717          58,179
  Other                                                         (8,614)      (8,385)      (7,631)        (64,283)
                                                              --------------------------------------------------
     Net cash used in investing activities                    (148,045)    (136,602)    (189,892)     (1,104,813)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from commercial paper and revolving credit
   facilities                                                  535,699      460,417      555,342       3,997,754
  Payments under commercial paper and revolving credit
   facilities                                                 (526,299)    (512,569)    (531,309)     (3,927,604)
  Proceeds from issuance of long-term debt                      17,576       56,311       18,438         131,164
  Repayment of long-term debt                                  (24,477)     (35,700)     (27,875)       (182,664)
  Dividends paid                                               (14,214)     (13,876)     (13,874)       (106,075)
  Dividends paid to minority interests                         (13,529)     (12,010)     (10,793)       (100,963)
  Contribution from minority interest of consolidated
   subsidiary                                                   10,600           --           --          79,104
  Purchase of subsidiary's treasury stock                      (40,900)          --           --        (305,224)
  Proceeds from sale of treasury stock                              --       32,462           --              --
  Other                                                         (2,921)         906       (1,083)        (21,798)
                                                              --------------------------------------------------
     Net cash used in financing activities                     (58,465)     (24,059)     (11,154)       (436,306)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH
 EQUIVALENTS                                                     3,478          860       (2,042)         25,954
                                                              --------------------------------------------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS            (4,540)      54,669          625         (33,881)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                 551,298      496,629      496,004       4,114,165
                                                              --------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                       546,758      551,298      496,629       4,080,284
                                                              --------------------------------------------------

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements
Ito-Yokado Co., Ltd. and its Subsidiaries

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.   Principles of Consolidation

     The consolidated financial statements include the accounts of Ito-Yokado Co., Ltd. and its subsidiaries ("the Company"). 7-Eleven, Inc. (owned 72.6% by IYG Holding Company, which is jointly owned by Ito-Yokado Co., Ltd. and Seven-Eleven Japan Co., Ltd. ("SEJ")) and its subsidiaries ("7-Eleven, Inc.") are included on the basis of a December 31 fiscal year-end. All information of 7-Eleven, Inc. included herein Notes to Consolidated Financial Statements is as of or for the years ended December 31 and so stated in each part of the notes.

     Investments in affiliates are accounted for by the equity method.

     All material intercompany transactions and account balances have been eliminated.


b.   Accounting Principles

     The accounting records of the domestic companies are maintained in accordance with accounting practices prevailing in Japan. The consolidated financial statements reflect adjustments necessary for presentation in conformity with generally accepted accounting principles applicable in the United States of America ("GAAP"). Such adjustments include principally accounting for lease and provision for impairment of long-lived assets.


c.   Use of Estimates

     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.


d.   Translation of Foreign Currencies

     All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at the exchange rate in effect at the respective balance sheet dates and all income and expense accounts are translated at the average exchange rate for the year. The resulting translation adjustments are included in other comprehensive income (loss) and are accumulated in shareholders' equity.

     Assets and liabilities denominated in a foreign currency are translated at exchange rates in effect at the respective balance sheet dates. Translation gains and losses are included in earnings.


e.   Cash and Cash Equivalents

     For purposes of the consolidated statements of cash flows, cash and cash equivalents are comprised of cash on hand, demand deposits in banks and funds in excess of immediate operating needs, which are principally invested in time deposits, Money Management Fund, certificates of deposit and marketable securities bought with reverse repurchase agreements with a remaining maturity of three months or less. The outstanding balances in time deposits and certificates of deposit are as follows:

                                                                   Thousands of
                                                                   U.S. dollars
                                        Millions of yen              (Note 2)
                              -------------------------------------------------
As of February 28 or 29         2002          2001          2000       2002
-------------------------------------------------------------------------------
Time deposits                  20,988       230,300        18,200      156,627
Certificates of deposit       209,000       140,645       196,720    1,559,701


f.   Inventories Valuation

     Inventories are valued principally at the lower of cost or market. Cost is determined principally using the average retail method for domestic companies and the LIFO method for foreign subsidiaries.

g.   Accounting for Leases

     Capital leases are recorded at the inception of the lease at the lower of the discounted present value of future minimum lease payments or the fair value of the property. Amortization of capital leases, improvements to leased properties and favorable leaseholds is based upon the remaining terms of the leases or the estimated useful lives, whichever is shorter.

     In connection with the leasing of stores, the Company generally enters into agreements whereby the Company advances to the lessors an amount equivalent to the construction cost of the buildings and, upon completion of construction, leases the land and buildings for 20 years. The Company generally records the assets on the balance sheet during the construction period as the Company is considered as the owner of the stores. When construction is completed, the Company generally keeps the assets on the balance sheet as the Company has continuing involvement in the assets.

     By making the advances for the cost of construction, the Company incurs costs equivalent to the cost of the building which the Company believes constitutes a leasehold improvement amortizable over the life of the lease. Such advances capitalized as leasehold improvements were 411,006 million yen ($3,067,209 thousand) and 427,687 million yen at February 28, 2002 and 2001, respectively. The rental payments are in effect payments for rental of the land, and in order to allocate such rent expense ratably over the lease period, a portion of rent paid is deferred and amortized ratably over the life of the lease.


h.   Property and Equipment

     Depreciation of property and equipment is computed generally on the declining-balance method for the parent company and Japanese subsidiaries and on the straight-line method for foreign subsidiaries over the estimated useful lives of the assets, ranging from 3 to 20 years for leasehold improvements, except those described in Note 1. g., 3 to 39 years for buildings and structures and 2 to 20 years for furniture, fixture and other. Leasehold improvements of stores as described in Note 1. g. are amortized on a straight-line basis over the respective leasehold periods. The cost of maintenance, repairs and minor renewals and betterments is charged to expense in the year incurred. Major renewals and betterments are capitalized.

     In general, when assets are sold or otherwise disposed of, the profits or losses thereon, computed on the basis of the difference between depreciated costs and proceeds, are credited or charged to income in the year of sale or disposal, and costs and accumulated depreciation are removed from the accounts. Long-lived assets and certain identifiable intangibles are reviewed for impairment and written down to fair value whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable and an impairment loss must be recognized.


i.   Goodwill

     Goodwill recognized in acquisitions accounted for by the purchase method is being amortized on a straight-line basis principally over 40 years. Accumulated amortization at February 28, 2002 and 2001 was 34,775 million yen ($259,515 thousand) and 27,738 million yen, respectively.


j.   Allowance for Sales Promotion Expenses

     An allowance for sales promotion expenses is provided for future usage of points that entitle customers to receive reductions in the price of future purchases. Effective March 1, 2001, this point program was established as a sales promotion program. The Company fully accrued for the outstanding points at February 28, 2002 and the outstanding balance of this allowance was 4,154 million yen ($31,000 thousand) at February 28, 2002.


k.   Revenues Recognition

     "Net sales" and "Other income" are recorded separately in the accompanying consolidated statements of income.

     The Company recognizes revenue as "Net sales" at the time sales are made to customers. The detail of "Other income" for the three years ended February 28, 2002, is comprised as follows:

                                                                                            Thousands of
                                                                                            U.S. dollars
                                                               Millions of yen                  (Note 2)
                                                     ---------------------------------------------------
                                                       2002          2001          2000          2002
--------------------------------------------------------------------------------------------------------
Franchise fees from domestic franchised stores       291,518       280,124       269,035      2,175,507
Rental income from tenants                            29,203        27,186        25,791        217,933
Other                                                 16,633        13,483        12,908        124,127
                                                     ---------------------------------------------------
                                                     337,354       320,793       307,734      2,517,567
                                                     ---------------------------------------------------

     In convenience store operations, the Company operates Seven-Eleven convenience stores directly and through franchise fee arrangements domestically and in foreign countries. Under the franchise agreement, all franchised stores are provided with a variety of services and advice on the operation of convenience stores from the Company as the franchisor.

     For domestic franchise agreement, the Company recognizes franchise fees revenue from domestic franchised stores which are principally owned and operated by the franchisees, as it becomes receivable according to the provisions of the franchise agreement. These fees are determined on the basis of the gross profit of each store. Sales of domestic franchised stores for the years ended February 28 or 29, 2002, 2001 and 2000 were 2,041,078 million yen ($15,231,925 thousand),
1,981,146 million yen and 1,907,217 million yen, respectively.

     For foreign franchise agreement, foreign franchised stores are owned by the Company and operated by franchisees. Sales and expenses relating to foreign franchised stores are reflected as "Net sales" and "Selling, general and administrative expenses" in the Company's financial statements. The gross profit of franchise stores is split between the Company and its franchisees. The franchisees' share of the gross profit of franchise stores generally approximates 48% of the merchandise gross profit of the store and is presented as "Selling, general and administrative expenses".

     Merchandise sales and the franchisees' share of the gross profit of foreign franchised stores are as follows:

                                                                                         Thousands of
                                                                                         U.S. dollars
                                                           Millions of yen                 (Note 2)
                                                 ----------------------------------------------------
                                                   2002          2001          2000          2002
-----------------------------------------------------------------------------------------------------
Merchandise sales                                479,254       397,358       385,885      3,576,552
The franchisees' share of the gross profit        85,916        71,969        69,782        641,164

     In superstore operations the Company rents part of its sales floor space to tenants for the operation of independent complementary retail businesses. Rental income is recognized as "Other income" over a contracted period as it becomes receivable according to the provisions of the rental agreement. Effective March 1, 2000, the Company has applied Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements", issued by the Securities and Exchange Commission. The Company had previously included sales by tenants with a percentage rent basis in "Net sales" and recorded as "Cost of sales" the amounts which were calculated by subtracting rental income from such tenant sales. As a result of the application of SAB No. 101, the Company changed its method of income statement presentation related to the rental income from such tenants by presenting the net amount as "Other income". This change has no impact on the Company's operating income.

     Prior years' accounts had been restated to conform with the current year's presentation. Other income is recognized at the time the related services have been performed by the Company.


l. Net Income and Cash Dividends per Share and per American Depositary Share (see Notes 15 and 16)

     Basic net income per share amounts have been computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during each year. Diluted net income per share amounts reflect the potential dilution and have been computed on the basis that all convertible debentures were converted at time of issuance.

     Cash dividends per share for each year in the accompanying consolidated statements of income present dividends declared as applicable to the respective years. Dividends are charged to retained earnings in the year in which they are approved by the shareholders and paid.


m.   Advertising Costs

     Advertising costs are generally charged to income in the year incurred. The amounts of the costs were 42,697 million yen ($318,634 thousand), 45,375 million yen and 42,422 million yen for the years ended February 28 or 29, 2002, 2001 and 2000, respectively.


n.   Interest Costs

     Interest costs, except for the portion associated with the construction of buildings, are charged to income in the year incurred. Interest costs capitalized as a part of building costs for the years ended February 28 or 29, 2002, 2001 and 2000 were 656 million yen ($4,896 thousand), 726 million yen and 1,169 million yen, respectively.


o.   Accounting for Sale of Stock by Subsidiary

     Issuance of additional shares by a subsidiary to third parties resulting in an increase in equity in the subsidiary is accounted for as a capital transaction. There has been no material issuance of shares by subsidiaries during the three fiscal years ended February 28, 2002, except for the issuance of 212,000 shares of common stock by IYBank Co., Ltd. to third parties on August 30, 2001, which increased "Other capital" by 1,288 million yen.


p.   Income Taxes

     Income taxes are determined using the liability method, where deferred tax assets and liabilities are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets include tax carryforwards and are reduced by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.


q.   Accounting for Consumption Taxes and Excise Tax

     The Japanese consumption taxes withheld and consumption taxes paid are not included in the accompanying consolidated statements of income. The excise tax levied in the U.S. and Canada amounted to 165,412 million yen ($1,234,418 thousand), 136,448 million yen and 132,402 million yen in 2002, 2001 and 2000, respectively, and is included in the revenues from operations in the accompanying consolidated statements of income.


r.   Environmental

     The Company accrues for the estimated future costs related to remediation activities at existing and previously operated gasoline storage sites and other operating and nonoperating properties where releases of regulated substances have been detected. Estimates of the anticipated future costs for remediation activities at such sites are based upon the Company's prior experience with remediation sites and consideration of factors such as the condition of the site contamination, location of tank sites and experience with contractors that perform environmental assessment and remediation work. The reserve is determined on a site-by-site basis, and a liability is recorded for remediation activities when it is probable that corrective action will be taken and the cost of the remediation activities can be reasonably estimated.

     In the U.S., a portion of the environmental expenditures incurred for remediation activities is eligible for reimbursement under state trust funds and reimbursement programs. A receivable is recorded for estimated probable refunds when the related liability is recorded. The amount of the receivable is based upon the Company's historical collection experience with the specific state fund (or other state funds), the financial status of the state fund and the Company's priority ranking for reimbursement from the state fund. The receivable is discounted if the amount relates to remediation activities that have already been completed (see Note 11).

s.   Reporting on the Costs of Start-Up Activities

     On March 1, 1999, the Company adopted Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities". SOP 98-5 requires all costs of start-up activities (including organization costs) to be expensed as incurred. Initial application of SOP 98-5 was reported as cumulative effects of changes in accounting principles in the accompanying consolidated statements of income.


t.   Derivatives

     The Company adopted the provisions of statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), as of March 1, 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.

     Hedging risk of foreign currency transactions, the Company enters into forward exchange contracts to purchase foreign currencies and foreign currency option contracts. However, the Company does not apply hedge accounting, prescribed in SFAS No. 133. The impact of the adoption of SFAS No. 133 was not material, since the volume of transactions with risk of foreign currency exchange rate fluctuations was not significant.

     In October 2001, the Company newly entered into an interest rate swap agreement with a notional amount of 30,000 million yen in order to hedge the exposure to change in the fair value of fixed rate bond due November 11, 2003. However, the Company does not apply hedge accounting, prescribed in SFAS No.
133. The impact of the adoption of SFAS No. 133 was not material.

     7-Eleven, Inc.'s yen-denominated loans are subject to exchange rate fluctuation and remeasurement following the adoption of SFAS No. 133. 7-Eleven, Inc. uses the SEJ royalty receipts to service the monthly principal and interest payments on the yen loans. This arrangement provides an effective economic hedge against fluctuations in the Japanese yen to U.S. dollar exchange rate. As a result of this hedge, the yen-denominated loans and related interest expense and payable had previously been recorded in 7-Eleven, Inc.'s consolidated financial statements utilizing the Japanese yen to U.S. dollar exchange rates in effect at the date of the borrowings.

     Although SFAS No. 133 nullified the hedge accounting treatment 7-Eleven, Inc. was applying to the SEJ royalty and yen loans, the effective economic hedge against changes in the Japanese yen to U.S. dollar exchange rate remains in place. Upon adoption of SFAS No. 133, 7-Eleven, Inc. adjusted the outstanding yen loans and related interest payable to reflect the Japanese yen to U.S. dollar exchange rate quoted for January 1, 2001. As a result, the Company increased the yen loans and related interest payable by 2,130 million yen ($15,896 thousand), with an offsetting charge of 659 million yen ($4,918 thousand) to "Cumulative effects of changes in accounting principles", net of deferred taxes and minority interest in earnings of 765 million yen ($5,709 thousand) and 538 million yen ($4,015 thousand). 7- Eleven, Inc. adjusts the balance of the yen loans at each reporting date to reflect the current Japanese yen to U.S. dollar exchange rate, and the resultant foreign currency exchange gain or loss is recognized in earnings. In addition, 7-Eleven, Inc. records interest expense on the yen loans at the average Japanese yen to U.S. dollar exchange rate for the respective periods.

     7-Eleven, Inc.'s interest rate swap of 32,988 million yen (original dollar amount is $250,000 thousand) is treated as a cash flow hedge with an interest rate exposure in connection with its commercial paper program.


u.   Recently Issued Accounting Standards

     The Company adopted SFAS No. 141, "Business Combinations", as of July 1, 2001. The provisions of this statement apply to all business combinations initiated after June 30, 2001, and to all business combinations accounted for using purchase method for which the date of acquisition is July 1, 2001, or later. The adoption of this statement did not have any impact on the Company's financial position or results of operations.

     SFAS No. 142, "Goodwill and Other Intangible Assets", was issued in June 2001. This new statement addresses financial accounting and reporting for acquired goodwill and other intangible assets. Under the provisions of this statement, goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. A transitional impairment test of such assets will be completed within six months from the date of adoption. Effective March 1, 2002, the Company will fully adopt this statement and it will result in an annual reduction in amortization expense of approximately 4,214 million yen beginning fiscal year 2003. In addition, impairment loss may be recorded as a result of impairment test.

     SFAS No. 143, "Accounting for Asset Retirement Obligations", was issued in June 2001. This new statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Effective March 1, 2002, the Company will adopt the provisions of this statement. The cumulative effect of adjustment upon adopting this statement, net of deferred taxes and minority interest, will result in a decrease of net income by approximately 2,140 million yen. Net income (after income taxes, minority interest and equity in earnings of affiliates) for fiscal year 2003 will be decreased by approximately 148 million yen.

     SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", was issued in August 2001. This new statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". Effective March 1, 2002, the Company will adopt this statement. The Company has not yet determined the impact of this statement on its financial statements upon adoption.


v.   Reclassification of Accounts

     Prior years' amounts have been reclassified to conform with the current year's presentation.


2.   UNITED STATES DOLLAR AMOUNTS

The accounts of the consolidated financial statements presented herein are expressed in Japanese yen and, solely for the convenience of the reader, have been translated into U.S. dollars at the rate of 134 yen=U.S. $1, the approximate rate of exchange prevailing at February 28, 2002. The inclusion of such amounts is not intended to imply that Japanese yen and assets and liabilities originating in Japanese yen have been or could be readily converted, realized or settled in U.S. dollars at 134 yen=U.S. $1 or at any other rate.


3.   SUPPLEMENTAL CASH FLOWS INFORMATION

Cash payments for income taxes were 86,925 million yen ($648,694 thousand), 92,839 million yen and 104,433 million yen in 2002, 2001 and 2000, respectively; in these respective periods, interest payments were 13,116 million yen ($97,881 thousand), 13,668 million yen and 16,255 million yen.

     Conversions of convertible bonds were 2,374 million yen ($17,716 thousand), 16 million yen and 124 million yen in 2002, 2001 and 2000, respectively. Capital lease assets of 15,210 million yen ($113,507 thousand), 8,040 million yen and 17,290 million yen were recorded in 2002, 2001 and 2000, respectively.


4.   INVENTORIES

Inventories at February 28, 2002 and 2001, consist of:

                                           Thousands of
                                           U.S. dollars
                      Millions of yen        (Note 2)
                    -----------------------------------
                      2002        2001         2002
-------------------------------------------------------
Apparel              44,423      39,713       331,515
Household goods      43,617      45,882       325,500
Processed foods      12,911      12,090        96,351
Fresh foods           2,854       2,604        21,299
Gasoline              5,165       3,564        38,545
Other                 2,029       1,186        15,141
                    -----------------------------------
                    110,999     105,039       828,351
                    -----------------------------------

     Inventories of foreign subsidiaries stated on the LIFO basis were 12,927 million yen ($96,470 thousand) and 10,477 million yen at December 31,2001 and 2000, respectively, which is less than replacement cost by approximately 3,774 million yen ($28,164 thousand) and 4,106 million yen, respectively.

5.   INVESTMENTS IN DEBT AND EQUITY SECURITIES

The Company invests in equity securities and bonds, and has classified its investments in debt and equity securities primarily as available-for-sale. These securities are carried at fair value. During 2002, the proceeds from sale of available-for-sale securities were 7,248 million yen ($54,090 thousand) and gross realized gains and losses on sales amounted to 4,164 million yen ($31,074 thousand) and 858 million yen ($6,403 thousand), respectively. In addition, write-down in the amount of 9,184 million yen ($68,537 thousand) was recorded due to the decline in fair value, which was judged to be other than temporary. During 2001, the proceeds from sale of available-for-sale securities were 15,179 million yen and gross realized gains and losses on sales amounted to 8,343 million yen and 1,412 million yen, respectively. During 2000, the proceeds from sale of available-for-sale securities were 6,404 million yen and gross realized gains and losses on sales amounted to 4,240 million yen and 838 million yen, respectively. Realized gains and losses are determined on the average cost basis.

     The following table sets forth the cost, gross unrealized gains, gross unrealized losses and estimated market values as of February 28, 2002 and 2001:

                                                                Millions of yen
                                               -----------------------------------------------
                                                            Gross        Gross       Estimated
                                                          unrealized   unrealized      market
                                                Cost        gains        losses        value
----------------------------------------------------------------------------------------------
As of February 28, 2002:
  Non-current:
  Other security investments
    Equity securities                          14,908       1,564        (1,950)      14,522
    Japanese governmental bond securities      16,590           2            (2)      16,590
    Corporate debt securities                     134          --            (2)         132
                                               -----------------------------------------------
                                               31,632       1,566        (1,954)      31,244
                                               -----------------------------------------------


                                                      Millions of yen
                                     -------------------------------------------------
                                                   Gross         Gross       Estimated
                                                unrealized    unrealized       market
                                      Cost         gains         losses        value
--------------------------------------------------------------------------------------
As of February 28, 2001:
  Current:
  Short-term investments
    Equity securities                9,664           479        (2,896)         7,247
                                     -------------------------------------------------
  Non-current:
  Other security investments
    Equity securities                8,276         4,789          (927)        12,138
                                     -------------------------------------------------

                                                              Thousands of U.S. dollars (Note 2)
                                                  ---------------------------------------------------------
                                                                   Gross           Gross          Estimated
                                                                 unrealized      unrealized         market
                                                   Cost            gains           losses           value
-----------------------------------------------------------------------------------------------------------
As of February 28, 2002:
  Non-current:
  Other security investments
    Equity securities                             111,254          11,671          (14,552)         108,373
    Japanese governmental bond securities         123,806              15              (15)         123,806
    Corporate debt securities                       1,000              --              (15)             985
                                                  ---------------------------------------------------------
                                                  236,060          11,686          (14,582)         233,164
                                                  ---------------------------------------------------------

     The cost and estimated market values of debt securities with fixed maturities classified as available-for-sale at February 28, 2002, by contractual maturity, are shown below:

                                               Thousands of
                 Millions of yen           U.S. dollars (Note 2)
             ------------------------------------------------------
                           Estimated                    Estimated
              Cost       market value      Cost        market value
-------------------------------------------------------------------
2003          6,022          6,022         44,940         44,940
2004            600            599          4,478          4,470
2005          9,968          9,969         74,388         74,396
2006            134            132          1,000            985
             ------------------------------------------------------
             16,724         16,722        124,806        124,791
             ------------------------------------------------------

     Estimated market values of equity securities are based on quoted market prices. Non-marketable securities are accounted for on the historical basis subject to a write-down for impairment.


6.   OTHER ASSETS-OTHER

Other assets-other at February 28, 2002 and 2001, consist of:

                                                                                                   Thousands of
                                                                                                   U.S. dollars
                                                                           Millions of yen           (Note 2)
                                                                        ---------------------------------------
                                                                         2002           2001           2002
---------------------------------------------------------------------------------------------------------------
Long-term loans receivable (Note 8)                                     26,716         25,388         199,373
Prepaid pension cost (Note 9)                                           36,166          9,220         269,896
Intangible assets and other (net of accumulated amortization of
 21,068 million yen ($157,224 thousand) and 18,019 million yen)
 (Note 12)                                                              12,862         25,418          95,985
                                                                        ---------------------------------------
                                                                        75,744         60,026         565,254
                                                                        ---------------------------------------


7.   SHORT-TERM LOANS AND LONG-TERM DEBT

Short-term loans are principally comprised of overdraft facilities domestically, as well as by commercial paper of 7-Eleven, Inc.

     The following summarizes information concerning short-term loans:

                                                                                Thousands of
                                                                                U.S. dollars
                                                        Millions of yen           (Note 2)
                                                    ----------------------------------------
                                                     2002            2001           2002
--------------------------------------------------------------------------------------------
Outstanding balance at fiscal year-end:
  Short-term bank loans                              4,614           6,768          34,433
  Commercial paper                                   9,452              --          70,537
                                                    ----------------------------------------
                                                    14,066           6,768         104,970
                                                    ----------------------------------------
Weighted-average interest rate at year-end:
  Short-term bank loans                                2.1%            1.8%
  Commercial paper                                     2.0              --

     Long-term debt at February 28, 2002 and 2001, consists of the following

                                                                                                          Thousands of
                                                                                                          U.S. dollars
                                                                              Millions of yen               (Note 2)
                                                                        ----------------------------------------------
                                                                          2002              2001              2002
----------------------------------------------------------------------------------------------------------------------
Outstanding balance at fiscal year-end:
Long-term accounts payable                                                  703                710              5,246
Guarantee deposits received from tenants and franchisees, due
 fiscal 2003 to 2022 (a)                                                 56,842             60,638            424,194
Loans, principally from banks and insurance companies, due
 fiscal 2003 to 2020 with interest rates ranging from 0.6% to
 10.0% without collateral                                                15,650             13,772            116,791
1.8% convertible bonds, due February 28, 2002                                --              2,400                 --
1.08% unsecured straight bonds, due November 11, 2003 (b)                30,000             30,000            223,881
1.35% unsecured straight bonds, due November 11, 2005 (b)                20,000             20,000            149,254
1.72% unsecured straight bonds, due March 29, 2007 (b)                   30,000             30,000            223,881
1.96% unsecured straight bonds, due March 29, 2010 (b)                   20,000             20,000            149,254
7-Eleven, Inc.:
  Revolving Credit Facility (c)                                              --                 --                 --
  Commercial paper (d)                                                   52,780             45,390            393,881
  5% First Priority Senior Subordinated Debentures due
   2004 (e)                                                              29,243             24,684            218,231
  4.5% Second Priority Senior Subordinated Debentures
   (Series A) due 2005 (e)                                               13,104             11,011             97,791
  4% Second Priority Senior Subordinated Debentures
   (Series B) due 2005 (e)                                                2,147              1,794             16,022
  Yen Loans (f)                                                          22,297             14,601            166,395
  7.5% Cityplace Term Loan due 2006 (g)                                  29,038             25,877            216,701
  Other                                                                     387                267              2,888
Capital lease obligations, due fiscal 2003 to 2029                       49,282             40,341            367,776
                                                                        ----------------------------------------------
                                                                        371,473            341,485          2,772,186
Portion due within one year                                             (18,350)           (16,378)          (136,940)
                                                                        ----------------------------------------------
                                                                        353,123            325,107          2,635,246
                                                                        ----------------------------------------------

(a) Guarantee deposits received from tenants and franchisees are mainly non interest bearing deposits due in 6 years and 15 years, respectively.

(b) The Company, under certain terms of these bonds, could be prohibited from pledging collateral for any other purpose as long as the bonds remain. Based on current estimates, the terms of the bonds are not considered to have a material adverse impact on the Company's future operation and financial condition.

(c) As of January 25, 2001, 7-Eleven, Inc. is obligated to a group of lenders under a $200,000 thousand unsecured revolving credit agreement ("Credit Agreement"). The Credit Agreement includes a sub-limit of $150,000 thousand for letters of credit. The revolving credit facility expires January 2006. At December 31, 2001, outstanding letters of credit under the facility totaled $67,000 thousand.

          A facility fee of 0.15% per year is charged on the aggregate amount of the revolving credit facility. In addition, if the average outstanding balance of the facility is greater than or equal to two-thirds of the available borrowings under the facility, a utilization fee is charged on the average outstanding principal amount of loans and the undrawn face amount of the letters of credit. The utilization fee is also tied to the 7-Eleven, Inc.'s senior long-term indebtedness and was 0.375% as of December 31, 2001. All fees are paid quarterly.

          The Credit Agreement contains various financial and operating covenants which require, among other things, the maintenance of certain financial ratios including interest and rent coverage and 7-Eleven, Inc.'s total indebtedness to earnings before interest, income taxes, depreciation and amortization. The Credit Agreement also contains various covenants which, among other things (i) limit 7-Eleven, Inc.'s ability to incur or guarantee indebtedness or other liabilities other than under the Credit Agreement; (ii) limit 7-Eleven, Inc.'s ability to engage in asset sales and sale/leaseback transactions; (iii) limit the types of investments 7-Eleven, Inc. can make; and (iv) limit 7-Eleven, Inc.'s ability to pay cash dividends or redeem or prepay principal and interest on any subordinated debt.

(d) At December 31, 2001 and 2000, 52,780 million yen (the original dollar amount was $400,000 thousand) and 45,390 million yen (the original dollar amount was $395,554 thousand) were classified as long-term debt since 7-Eleven, Inc. intends to maintain at least these amounts outstanding during the next year. The weighted-average interest rate on commercial paper borrowings outstanding at December 31, 2001 and 2000, respectively, was 2.0% and 6.6%.

(e) The 5% First Priority Senior Subordinated Debentures, due December 15, 2003, are redeemable at any time at 7-Eleven, Inc.'s option at 100% of the principal amount.

          The Second Priority Senior Subordinated Debentures (4.5% Series A and 4% Series B), due June 15, 2004, are redeemable at any time at 7-Eleven, Inc.'s option at 100% of the principal amount.

          7-Eleven, Inc. purchased 1,710 million yen (the original dollar amount was $15,000 thousand) principal amount of the 5% First priority Senior Subordinated Debentures in January 1999, 504 million yen (the original dollar amount was $4,418 thousand) principal amount of the 4.5% Second Priority Senior Subordinated Debentures (Series A) in February 1999. The partial purchases of these debentures resulted in an extraordinary loss of 31 million yen ($282 thousand).

          The above debentures contain certain covenants which, among other things, (i) limit the payment of dividends and certain other restricted payments by both 7-Eleven, Inc. and its subsidiaries, (ii) require the purchase by 7-Eleven, Inc. of the debentures at the option of the holder upon a change of control, (iii) limit additional indebtedness, (iv) limit future exchange offers, (v) limit the repayment of subordinated indebtedness, (vi) require board approval of certain asset sales, (vii) limit transactions with certain shareholders and affiliates and (viii) limit consolidations, mergers and the conveyance of all or substantially all of 7-Eleven, Inc.'s assets.

          The First and Second Priority Senior Subordinated Debentures are subordinate to the borrowings outstanding under the Credit Agreement and to previously outstanding mortgages and notes that are either backed by specific collateral or are general unsecured, unsubordinated obligations. The Second Priority Debentures are subordinate to the First Priority Debentures.

(f)  The Yen Loan funded in March 1988 ("1988 Yen Loan") was repaid in August
     2001.

          As of December 31, 2001, the principal balance on the Yen Loan which had been funded in April 1998 ("1998 Yen Loan") was 12,276 million yen (the original dollar amount was $93,036 thousand). The 1998 Yen Loan has an interest rate of 2.3% and the final payment will be made in 2006.

          In December 2001, a new yen-denominated loan ("2001 Yen Loan") was funded for 10,000 million yen or $76,602 thousand of proceeds.

          The principal balance on the 2001 Yen Loan at December 31, 2001 was 10,021 million yen (the original dollar amount was $75,947 thousand). The 2001 Yen Loan has an interest rate of 1.8% and the final payment will be made in 2011.

(g) Cityplace Center East Corporation, a subsidiary of 7-Eleven, Inc., constructed the headquarters tower, parking garages and related facilities of the Cityplace Center development and is currently obligated to The UFJ Bank Limited, New York Branch ("UFJ"), which has a lien on the property financed. The debt with UFJ has monthly payments of principal and interest based on a 25-year amortization at 7.5%, with the remaining principal due on March 1, 2005 ("Cityplace Term Loan"). In December 2000, 7-Eleven, Inc. purchased and retired approximately 4,142 million yen (the original dollar amount was $36,100 thousand) of the outstanding principal for 3,810 million yen (the original dollar amount was $33,200 thousand), resulting in an extraordinary gain of

105 million yen ($905 thousand).

          The Company's assets pledged as collateral for certain short-term loans and long-term debt at February 28, 2002 and 2001, are summarized as follows:

                                                                                          Thousands of
                                                                                          U.S. dollars
                                                                   Millions of yen           (Note 2)
                                                                --------------------------------------
                                                                 2002           2001           2002
------------------------------------------------------------------------------------------------------
Property and equipment, net of accumulated depreciation         37,640         30,516        280,896

          The aggregate annual maturities of the long-term debt are as follows:

                                                                   Thousands of
                                                                   U.S. dollars
Fiscal years ending February 28 or 29          Millions of yen       (Note 2)
-------------------------------------------------------------------------------
2003                                                18,350            136,940
2004                                                70,773            528,157
2005                                                24,882            185,687
2006                                                54,412            406,060
2007                                                 6,273             46,813
2008 and after                                     196,783          1,468,529
                                               --------------------------------
                                                   371,473          2,772,186
                                               --------------------------------


8.   FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:


LONG-TERM LOANS RECEIVABLE

The fair value of the long-term loans receivable included in the other assets-other and the investments in and advances to affiliates is estimated by calculating the present value of the future cash flows at current interest rates. It was not practicable to estimate the fair value for certain long-term loans (carrying amounts of 13,470 million yen), because timing of their future cash flows is uncertain, that were excluded from the following table.


GUARANTEE DEPOSITS RECEIVED FROM TENANTS AND FRANCHISEES

While guarantee deposits are normally due at the end of related lease or franchise agreements, such agreements and due dates are frequently extended. As such, it is not practicable to estimate the fair value of the guarantee deposits because timing of their future cash flows is uncertain.


SHORT-TERM BANK LOANS AND COMMERCIAL PAPER

The carrying amount of the short-term bank loans and commercial paper is a reasonable estimate of their fair value because of their short maturity and interest rates that approximate market rates.


LONG-TERM LOANS PAYABLE

The fair value of the long-term loans payable is estimated by calculating the present value of the future cash flows at current interest rates.


DEBENTURES

The fair value of the debentures is estimated based on bid prices obtained from investment banking firms where traders regularly make a market for these types of financial instruments.


BONDS

The fair value of the bonds is estimated based on current interest rates.


YEN LOAN

The fair value of the Yen Loan is estimated by calculating the present value of the future cash flows at current interest and exchange rates.


CITYPLACE TERM LOAN

The fair value of the Cityplace Term Loan is estimated by calculating the present value of the future cash flows at a current interest rate for a similar financial instrument.





FORWARD EXCHANGE CONTRACTS TO PURCHASE FOREIGN CURRENCIES

The fair values of forward exchange contracts are estimated based on quotations from financial institutions.

INTEREST RATE SWAP

The fair value of the interest rate swap contracted in Japan is estimated based on quotations from financial institutions. The fair value of the interest rate swap contracted in U.S. is estimated based on discounted cash flows for the term of the swap using forward three-month LIBOR rates, and represents the estimated amount the Company would pay if the Company chose to terminate the swap.


FOREIGN CURRENCY OPTION CONTRACTS

The fair value of the foreign currency options is estimated based on quotations from financial institutions.

     The carrying amounts of cash and cash equivalents, accounts and notes receivable, accounts and notes payable and accrued liabilities and other current liabilities are reasonable estimates of their fair values.

     The carrying amounts and estimated fair values of the financial instruments at February 28, 2002, are as follows:

                                                                                               Thousands of
                                                                                               U.S. dollars
                                                            Millions of yen                      (Note 2)
-------------------------------------------------------------------------------------------------------------------
                                                      Carrying         Estimated        Carrying         Estimated
                                                       amount          fair value        amount          fair value
-------------------------------------------------------------------------------------------------------------------
Assets:
Long-term loans receivable                              13,246           11,874           98,851           88,612
Liabilities:
Short-term bank loans                                    4,614            4,614           34,433           34,433
Commercial paper                                        62,232           62,232          464,418          464,418
Long-term loans payable                                 15,650           15,640          116,791          116,716
Debentures                                              44,494           45,216          332,045          337,433
Bonds                                                  100,000           97,516          746,269          727,731
Yen Loan                                                22,297           22,345          166,396          166,754
Cityplace Term Loan                                     29,038           29,791          216,701          222,321
Derivatives:
Forward exchange contracts to purchase foreign
 Currencies                                                232              232            1,731            1,731
Interest rate swaps                                     (1,895)          (1,895)         (14,142)         (14,142)
Foreign currency option contracts
  Put option                                                17               17              127              127
  Call option                                                6                6               45               45


DERIVATIVE FINANCIAL INSTRUMENTS

     The Company adopted the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as of March 1, 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.

     The Company uses forward exchange contracts and foreign currency option contracts to reduce its exposure to market risk resulting from fluctuations in foreign exchange rates that are primarily comprised of importing merchandise. The aggregate amounts of such currency purchase contracts, with maturities of less than one year, were 7,750 million yen and 2,155 million yen as of February 28, 2002 and 2001, respectively. The company does not apply hedge accounting, prescribed in SFAS No. 133. The impact of the adoption of SFAS No. 133 was not material.

     In Japan, the Company entered into an interest rate swap agreement with financial institution with a notional amount of 30,000 million yen in order to hedge the exposure to change in the fair value of fixed rate bonds due November 11, 2003. The company does not apply hedge accounting, prescribed in SFAS No.
133. The impact of the adoption of SFAS No. 133 was not material. In U.S. the Company is party to a $250,000 thousand notional principal amount interest rate swap agreement to reduce its exposure to market risk resulting from fluctuations in interest rates. The Company currently pays a fixed interest rate of 6.096% on the $250,000 thousand notional amount until February 2004. A major financial institution, as counterparty to the agreement, pays the Company interest at a floating rate based on three-month LIBOR on the notional amount during the term of the agreement. Interest payments are made quarterly on a net settlement basis. The interest rate swap has been accounted for as a hedge and, accordingly, any difference between amounts paid and received is recorded as interest expense.

     The Company is at risk of loss from the foreign currency forward contracts, foreign currency option contracts and the interest rate swap agreement in the event of nonperformance by the counterparties. However, based on current estimates, future risk is not material.

     Under SFAS No. 133, the $250,000 thousand interest rate swap is treated as a cash flow hedge of the Company's interest rate exposure. Upon adoption of SFAS No. 133, the Company recorded a liability representing the fair value of the interest rate swap at the beginning of the fiscal year to Accumulated Other Comprehensive Earnings. The Company adjusts the carrying value of the interest rate swap to fair value at each reporting date with a corresponding offset to Accumulated Other Comprehensive Earnings. These balances are not material for the Company. Additionally, the Company reviews the effectiveness of the interest rate swap at each reporting date and recognizes the ineffective portion of the interest rate swap in earnings for the period reported. The amount of the hedging ineffectiveness is not material for the year ended February 28, 2002.


9.   EMPLOYEE BENEFIT PLANS

a.   Employee Retirement Benefit Plans

     The Company sponsors pension and retirement plans for the employees of the parent company and its domestic subsidiaries with more than three years of service. Benefits under these plans generally are based on the employee's career average compensation, years of service and whether termination is voluntary or involuntary. An involuntary termination includes retirement at the normal retirement age. The plans are comprised of the following types:


Funded plans:
     Ito-Yokado Group Employee Pension Fund


Unfunded plans:
     Employee termination indemnities
     Director and corporate auditor retirement benefits

     The Ito-Yokado Group Employee Pension Fund ("EPF") was established pursuant to the Japanese Welfare Pension Insurance Law whereby a portion of the government's social security pension program, under which the employer and employee contribute approximately the same amount, is contracted out to the Company ("contracted-out portion"). The Company adds to it its own noncontributory tax-qualified pension plan ("corporate portion") and manages and operates the combined plan through the EPF, which is a separate legal entity administered separately from the Company's continuing business.

     It is the Company's policy to make contributions to the funded plans described above in an amount sufficient to meet the funding requirements of applicable laws and regulations.

     The following tables detail reconciliations of beginning and ending balances of the benefit obligations and the fair values of the plan assets of the EPF as of February 28, 2002 and 2001, and the components of pension expense for each of the three years ended February 28, 2002.

                                                                                                    Thousands of
                                                                                                    U.S. dollars
                                                                              Millions of yen         (Note 2)
                                                                          --------------------------------------
                                                                           2002          2001           2002
----------------------------------------------------------------------------------------------------------------
Change in benefit obligations:
  Benefit obligations at beginning of year                                224,403      208,023       1,674,649
  Service cost                                                             17,920       17,687         133,731
  Interest cost                                                             6,496        6,069          48,478
  Amendments                                                               (9,681)      (3,962)        (72,246)
  Actuarial loss (gain)                                                    (1,282)       1,500          (9,567)
  Benefits paid                                                            (6,136)      (4,914)        (45,791)
                                                                          --------------------------------------
  Benefit obligations at end of year                                      231,720      224,403       1,729,254
                                                                          --------------------------------------

Change in plan assets:
  Fair value of plan assets at beginning of year                          177,410      167,988       1,323,955
  Actual return (loss) on plan assets                                      (1,519)       1,427         (11,336)
  Employer contributions                                                   44,829       12,909         334,545
  Benefits paid                                                            (6,136)      (4,914)        (45,791)
  Adjustments                                                              (1,793)          --         (13,380)
                                                                          --------------------------------------
  Fair value of plan assets at end of year                                212,791      177,410       1,587,993
                                                                          --------------------------------------
Funded status                                                             (18,929)     (46,994)       (141,261)
Unrecognized actuarial loss                                                69,455       62,963         518,321
Unrecognized prior service cost                                           (12,226)      (3,549)        (91,239)
Unrecognized net transition assets being recognized over 15 years          (2,134)      (3,200)        (15,925)
                                                                          --------------------------------------
Net amount recognized                                                      36,166        9,220         269,896
                                                                          --------------------------------------
Amounts recognized in the consolidated balance sheets consist of:
  Prepaid pension cost                                                     36,166        9,220         269,896
  Accrued pension and severance costs                                          --      (25,629)             --
  Accumulated other comprehensive loss, gross of tax                           --       25,629              --
                                                                          --------------------------------------
Net amount recognized                                                      36,166        9,220         269,896
                                                                          --------------------------------------

     Plan assets of EPF are allocated to each separate legal entity as they are collectively managed and invested. As an affiliate company joined EPF in 2002, the ratio of allocation of plan assets to non-consolidated group companies was changed. The effect of the change was included in adjustments in change in plan assets.

     In the fiscal year 2002, the Company contributed mainly subsidiary's common stocks to employee retirement benefit trust. Such contribution to the plan has been measured at fair value in the amount of 31,328 million yen ($233,791 thousand), and the difference between the fair value and the book value was recorded as "Gain on subsidiary's common stock contribution to employee retirement benefit trust" and "(Loss) gain on sale and write-down of security investments" in the amount of 24,607 million yen ($183,634 thousand) and (409) million yen ($(3,052) thousand), respectively, on the basis that it is an irrevocable transfer to the plan. The contribution is included in the amount of employer contributions. The pension trust agreement precludes the Company from withdrawing the contributed stocks and the plan has the unfettered right to sell the stocks to third parties. The employee retirement benefit trust is segregated and restricted to provide employee retirement benefit and qualified as plan assets. As a result, a fair value of plan assets exceeded accumulated benefit obligation and prepaid pension cost increased accordingly. The plan interest in subsidiary's common stocks is classified as a minority interest on consolidation.

     As of February 28, 2001, the accumulated benefit obligation and fair value of plan assets for the pension plan with accumulated benefit obligation in excess of plan assets were 193,819 million yen and 177,410 million yen.

                                                                                                  Thousands of
                                                                                                  U.S. dollars
                                                                  Millions of yen                   (Note 2)
                                                         -----------------------------------------------------
                                                          2002           2001          2000           2002
--------------------------------------------------------------------------------------------------------------
Components of pension expense (income):
  Service cost                                           17,920         17,687        15,442         133,731
  Interest cost                                           6,496          6,069         5,947          48,478
  Expected return on plan assets                         (7,232)        (6,886)       (5,378)        (53,970)
  Net amortization                                          758          1,141           949           5,657
                                                         -----------------------------------------------------
                                                         17,942         18,011        16,960         133,896
                                                         -----------------------------------------------------


   The following assumptions were utilized to measure net pension expense for each of the fiscal years presented, as well as the projected benefit obligations as of the end of the fiscal years:

                                                                  2002              2001             2000
---------------------------------------------------------------------------------------------------------
Discount rate                                                     3.0%              3.0%             3.0%
Rate of increase in compensation levels                           2.0               2.0              2.0
Expected long-term rate of return on plan assets                  4.0               4.0              4.0

     The assumptions remain unchanged since 2000, reflecting the macro economic conditions in Japan.

     The provisions of SFAS No. 87, "Employers' Accounting for Pensions," have not been applied to the pension plans of certain subsidiaries that are separately administered from the EPF or to the unfunded plans as they are not material.

     The parent company and certain domestic subsidiaries provide lump-sum retirement benefits for full-time directors and corporate auditors. Such benefits, which are not funded, are accrued for based on established policies. Charges to income for the directors' and corporate auditors' retirement plans were 2,071 million yen ($15,455 thousand), 251 million yen and 285 million yen in 2002, 2001 and 2000, respectively.


b.   Employees' Savings and Profit Sharing Plan

     7-Eleven, Inc. maintains 7-Eleven, Inc. Employees' Savings and Profit Sharing Plan ("Savings and Profit Sharing Plan") for the purpose of providing retirement benefits for eligible employees.

     Contributions to the Savings and Profit Sharing Plan are made by both the participants and 7-Eleven, Inc. 7-Eleven, Inc. contributes the greater of approximately 10% of its net income or an amount determined by 7-Eleven, Inc. The contribution by 7-Eleven, Inc. is generally allocated to the participants on the basis of their individual contribution and years of participation in the Savings and Profit Sharing Plan. 7-Eleven, Inc.'s contributions for the years ended December 31, 2001, 2000 and 1999 were 1,824 million yen ($13,612 thousand), 1,726 million yen and 1,552 million yen, respectively.


c.   Postretirement Insurance Benefits

     7-Eleven, Inc.'s group insurance plan ("Insurance Plan") provides postretirement medical and dental benefits for all retirees that meet certain criteria. Such criteria include continuous participation in the Insurance Plan ranging from 10 to 15 years depending on hire date, and the sum of age plus years of continuous service equal to at least 70. 7-Eleven, Inc. contributes toward the cost of the Insurance Plan a fixed dollar amount per retiree based on age and number of dependents covered, as adjusted for actual claims experience. All other future costs and cost increases will be paid by the retirees. 7-Eleven, Inc. continues to fund its cost on a cash basis; therefore, no plan assets have been accumulated.

     Net periodic postretirement (benefit) costs for the years ended December 31, 2001, 2000 and 1999 were (101) million yen ($(754) thousand), 151 million yen and 205 million yen, respectively. The accrual for postretirement medical and dental benefits included in accrued pension and severance costs for the years ended December 31, 2001 and 2000 were 3,483 million yen ($25,993 thousand) and 3,289 million yen, respectively.


d.   Stock Incentive Plan

     7-Eleven, Inc. 1995 Stock Incentive Plan ("Stock Incentive Plan") provides for the granting of stock options, stock appreciation rights, performance shares, restricted stock, restricted stock units, bonus stock and other forms of stock-based awards and authorizes the issuance of up to 8.2 million shares over a ten-year period to certain key employees and officers of 7-Eleven, Inc. All options granted for the years ended December 2001, 2000 and 1999 were granted at an exercise price that was equal to the fair market value on the date of grant. The options granted vest in five equal installments beginning one year after grant date with possible acceleration thereafter based on certain improvements in the price of 7-Eleven, Inc.'s common stock. Vested options are exercisable within ten years of the date granted.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for the options granted: for each year presented, expected life of five years and no dividend yields, combined with risk-free interest rates of 5.09%, 6.72% and 6.19% and expected volatility of 67.23%, 67.76% and 62.95% for the years ended December 31, 2001, 2000 and 1999, respectively.

     A summary of the status of the Stock Incentive Plan as of December 31, 2001, 2000 and 1999, and changes during those years, is presented below:

                                              For the year ended           For the year ended           For the year ended
                                              December 31, 2001            December 31, 2000            December 31, 1999
                                           -----------------------      -----------------------      -----------------------
                                                         Weighted-                    Weighted-                    Weighted-
                                             Shares       average         Shares       average         Shares       average
                                           (thousands)   exercise       (thousands)   exercise       (thousands)   exercise
                                                           price                        price                        price
----------------------------------------   -----------------------      -----------------------      -----------------------
Outstanding at beginning of year              4,891       $14.95           3,094       $12.13           2,686       $13.22
Granted                                         875        10.92           2,063        18.97             773         9.38
Exercised                                       (24)        9.44             (19)       13.52              --           --
Forfeited                                      (218)       15.38            (247)       13.27            (365)       14.36
                                              -----                        -----                        -----
Outstanding at end of year                    5,524        14.32           4,891        14.95           3,094        12.13
                                              -----                        -----                        -----

Options exercisable at year-end               2,662        14.03           1,845        13.99           1,129        14.21
Weighted-average fair value of
 options granted during the year              $6.58                       $11.77                        $5.53

                                         Options outstanding                                 Options exercisable
                       --------------------------------------------------------    ------------------------------------
                           Options                                                     Options
                         outstanding                                                 exercisable
                       At December 31,     Weighted-average                        At December 31,
Range of exercise           2001              remaining        Weighted-average         2001           Weighted-average
prices                   (thousands)       contractual life     exercise price       (thousands)        exercise price
-----------------      ---------------     ----------------    ----------------    ---------------     ----------------
$ 9.38 -- 10.92             2,112               8.15               $10.05                718                $ 9.46
 12.35 -- 13.38               496               5.93                12.37                411                 12.35
 15.00 -- 15.94             1,029               4.30                15.45              1,029                 15.45
 19.00 -- 19.06             1,887               7.98                19.00                504                 19.00
                            -----                                                      -----
  9.38 -- 19.06             5,524               7.17                14.32              2,662                 14.03
                            -----                                                      -----

     7-Eleven, Inc. is accounting for the Stock Incentive Plan for employees under the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, no compensation cost has been recognized. If compensation cost had been determined based on the fair value at the grant date for awards under this plan consistent with the method prescribed by SFAS No. 123 "Accounting for Stock-Based Compensation," the Company's net income and net income per share for the three years ended February 28, 2002, would have been reduced to pro forma amounts as presented below:

                                                                                              Thousands of
                                                                                              U.S. dollars
                                                              Millions of yen                   (Note 2)
                                                     -----------------------------------------------------
                                                      2002           2001            2000        2002
----------------------------------------------------------------------------------------------------------
Net income
  As reported                                        52,323         48,884          47,630      390,470
  Pro forma                                          51,999         48,608          47,432      388,052


                                                                                              U.S. dollars
                                                                    Yen                         (Note 2)
                                                     -----------------------------------------------------
                                                      2002           2001            2000         2002
----------------------------------------------------------------------------------------------------------
Net income per share
  As reported
    Basic                                            125.20         118.70          116.71        0.93
    Diluted                                          125.05         118.57          116.58        0.93
  Pro forma
    Basic                                            124.43         118.03          116.23        0.93
    Diluted                                          124.27         117.90          116.10        0.93

10.  LEASE COMMITMENTS

     Certain of the property and equipment used in the Company's business is leased. Generally, real estate leases are for primary terms from 14 to 20 years with options to renew for additional periods and equipment and automobile leases are for terms from 1 to 10 years. The leases do not contain restrictions that have a material effect on the Company's operations.

     The composition of capital leases reflected as property and equipment in the consolidated balance sheets is as follows:

                                                                                                Thousands of
                                                                                                U.S. dollars
                                                                     Millions of yen              (Note 2)
                                                                 -------------------------------------------
                                                                   2002            2001             2002
------------------------------------------------------------------------------------------------------------
Leasehold improvements                                             1,750          12,540            13,060
Buildings and structures                                          34,050          29,648           254,104
Furniture, fixtures and other                                     38,665          27,095           288,545
                                                                 -------------------------------------------
                                                                  74,465          69,283           555,709
Accumulated amortization                                         (35,649)        (38,121)         (266,037)
                                                                 -------------------------------------------
                                                                  38,816          31,162           289,672
                                                                 -------------------------------------------

     The present value of future minimum lease payments for capital lease obligations is reflected in the consolidated balance sheets as long-term debt. The amount representing imputed interest necessary to reduce net minimum lease payments to present value has been calculated generally at the Company's incremental borrowing rate at the inception of each lease.

     Future minimum lease payments for capital leases are as follows:

                                                                                         Thousands of
                                                                                         U.S. dollars
Fiscal years ending February 28 or 29                               Millions of yen        (Note 2)
-----------------------------------------------------------------------------------------------------
2003                                                                     12,225             91,231
2004                                                                     10,403             77,634
2005                                                                      8,293             61,888
2006                                                                      6,869             51,261
2007                                                                      4,901             36,575
2008-2012                                                                18,149            135,440
2013-2017                                                                 7,208             53,791
2018-2022                                                                 1,900             14,179
Thereafter                                                                   91                680
                                                                    ---------------------------------
Future minimum lease payments                                            70,039            522,679
Estimated executory costs                                                    (1)                (7)
Amount representing imputed interest                                    (20,756)          (154,896)
                                                                    ---------------------------------
Present value of future minimum lease payments                           49,282            367,776
                                                                    ---------------------------------

     The total rental expense for operating leases for the three years ended February 28, 2002, is as follows:

                                                                                                      Thousands of
                                                                                                      U.S. Dollars
                                                                         Millions of yen                (Note 2)
                                                               ---------------------------------------------------

                                                                 2002          2001          2000        2002
------------------------------------------------------------------------------------------------------------------
Total rental payments, principally land for superstore
 operations                                                    157,635       149,056       142,485      1,176,380
Less:
  Sublease rental income from consolidated
   and non-consolidated tenants*                               (29,203)      (27,186)      (25,791)      (217,933)
Deferred portion of rent for superstore operations             (19,517)      (19,509)      (18,840)      (145,649)
                                                               ---------------------------------------------------
    Net rental expense                                         108,915       102,361        97,854        812,798
                                                               ---------------------------------------------------

* Sublease rental income is classified as "Other income" and not credited to expenses in the Consolidated Statements of Income.

     The Company conducts a major portion of its superstore operations and restaurant operations from leased properties, which include land, buildings and store equipment. With respect to the land and building leases, the terms are normally for 20 years (including a noncancelable period of 10 years).

     Minimum rental commitments under substantially noncancelable operating leases (including future rental payments to be accounted for as deferred charges) at February 28, 2002, are as follows:

                                                                     Millions of yen
----------------------------------------------------------------------------------------------------------------
                                                                                        Less rent
                                                          Equipment      Total             from
                                                            and        commitment    non-consolidated
Fiscal years ending February 28 or 29     Real estate    automobile                       tenants          Net
----------------------------------------------------------------------------------------------------------------
2003                                         78,990        3,181         82,171            268            81,903
2004                                         73,777        2,760         76,537            267            76,270
2005                                         68,542        1,142         69,684            267            69,417
2006                                         62,416           10         62,426            266            62,160
2007                                         55,854           --         55,854            266            55,588
2008-2012                                   237,444           --        237,444            999           236,445
2013-2017                                   157,081           --        157,081            192           156,889
2018-2022                                    42,618           --         42,618             --            42,618
Thereafter                                      219           --            219             --               219

                                                          Thousands of U.S. dollars (Note 2)
----------------------------------------------------------------------------------------------------------------
                                                                                        Less rent
                                                          Equipment      Total             from
                                                            and        commitment    non-consolidated
Fiscal years ending February 28 or 29     Real estate    automobile                       tenants         Net
----------------------------------------------------------------------------------------------------------------
2003                                        589,478        23,739         613,217          2,000        611,217
2004                                        550,575        20,597         571,172          1,993        569,179
2005                                        511,507         8,522         520,029          1,993        518,036
2006                                        465,791            75         465,866          1,985        463,881
2007                                        416,821            --         416,821          1,985        414,836
2008-2012                                 1,771,970            --       1,771,970          7,455      1,764,515
2013-2017                                 1,172,246            --       1,172,246          1,433      1,170,813
2018-2022                                   318,045            --         318,045             --        318,045
Thereafter                                    1,634            --           1,634             --          1,634

     The preceding table includes future rental commitments of leases, principally for the superstore operations. Previous advances to the lessors and those parts of rental commitments treated as deferred charges are applied to reduce the commitments shown in the above table. The amount of those applications is shown in the following table:

                                                                            Thousands of
                                                                            U.S. dollars
Fiscal years ending February 28 or 29                     Millions of yen     (Note 2)
----------------------------------------------------------------------------------------
2003                                                          18,958          141,478
2004                                                          18,280          136,418
2005                                                          17,667          131,843
2006                                                          17,113          127,709
2007                                                          16,485          123,022
2008-2012                                                     73,333          547,261
2013-2017                                                     48,714          363,537
2018-2022                                                     13,542          101,060

     Minimum noncancelable sublease rental income to be received in the future, which is not included above as an offset to future payments, totals 1,082 million yen ($8,075 thousand) for capital leases and 1,110 million yen ($8,284 thousand) for operating leases.

     In 1999, 7-Eleven, Inc. entered into a lease facility that provided $96,600 thousand in off-balance-sheet financing to be used for constructing new stores and acquiring operating convenience stores from third parties not affiliated with the Company. The base lease term under this facility expires in February 2005. In January 2001, 7-Eleven, Inc. entered into an additional lease facility that will provide up to $100,000 thousand of off-balance-sheet financing with essentially the same terms as the 1999 facility.

     In December 1999 and January 2000, 7-Eleven, Inc. entered into sale-leaseback agreements whereby land, buildings and associated real and personal property improvements were sold and leased back by 7-Eleven, Inc. 7-Eleven, Inc. received proceeds of 6,718 million yen and 7,754 million yen on the sale of 30 and 33 stores, respectively. The gains on the sale of the properties of approximately 1,140 million yen and 1,294 million yen, respectively, were deferred and are being recognized on a straight-line basis over the initial term of the leases.

     Under the terms of the agreements, 7-Eleven, Inc. will make rental payments over terms ranging from 16 to 18.5 years. At the expiration of the initial lease term, 7-Eleven, Inc. will have the option of renewing the lease for up to six renewal terms of up to five years per renewal term at predetermined increases.

     At December 31, 2001, 7-Eleven, Inc.'s Savings and Profit Sharing Plan (See
Note 9.b) leased one store to 7-Eleven, Inc. under a capital lease and leased 475 stores under operating leases at rentals which approximated market rates at the date of lease.


11.  OTHER COMMITMENTS AND CONTINGENT LIABILITIES

Distribution services

     7-Eleven, Inc. has a ten-year service agreement with McLane Company, Inc. ("McLane") under which McLane is making its distribution services available to 7-Eleven stores in the U.S. The agreement expires in November 2002. Upon signing the service agreement, 7-Eleven, Inc. received a 1,247 million yen (the original dollar amount was $9,450 thousand) transitional payment that is being amortized to cost of sales over the life of the agreement. If 7-Eleven, Inc. does not fulfill its obligation to McLane during this time period, 7-Eleven, Inc. must reimburse McLane on a pro-rata basis for a portion of the transitional payment. 7-Eleven, Inc. has exceeded the minimum annual purchases each year and expects to exceed the minimum required purchase levels in 2003.


Gasoline supply

     7-Eleven, Inc. has a 20-year product purchase agreement with Citgo Petroleum Corporation ("Citgo") to buy specified quantities of gasoline at market prices. The agreement expires September 2006. The market prices are determined pursuant to a formula based on the prices posted by gasoline wholesalers in the various market areas where 7-Eleven, Inc. purchases gasoline from Citgo. Minimum required annual purchases under this agreement are generally the lesser of 750 million gallons or 35% of gasoline purchased by 7-Eleven, Inc. for retail sale. 7-Eleven, Inc. has met the minimum required annual purchases each year and expects to meet the minimum required annual purchase levels in 2003.


Information technology

     In January 2002, 7-Eleven, Inc. entered into a seven-year contract with an information technology service provider. 7-Eleven, Inc. is required to purchase a minimum of 3,040 million yen (the original dollar amount is $25,000 thousand) of services annually. 7-Eleven, Inc. has historically exceeded this annual threshold for information technology expenditures and in the future expects to fully utilize the required minimum level of services.


Environmental

     7-Eleven, Inc. accrues for the anticipated future costs and the related probable state reimbursement amounts for remediation activities at its existing and previously operated gasoline store sites where releases of regulated substances have been detected. At December 31, 2001 and 2000, respectively, 7-Eleven, Inc.'s estimated undiscounted liability for these sites was 4,143 million yen ($30,918 thousand) and 3,133 million yen, of which 1,979 million yen ($14,769 thousand) and 1,228 million yen are included in deferred credits and other liabilities and the remainder is included in other current liabilities. The Company anticipates that substantially all of the future remediation costs for detected releases at these sites at December 31, 2001, will be incurred within the next five or six years.

     Under state reimbursement programs in the U.S., 7-Eleven, Inc. is eligible to receive reimbursement for a portion of future remediation costs, as well as a portion of remediation costs previously paid. Accordingly, at December 31, 2001 and 2000, 7-Eleven, Inc. has recorded net receivable amounts of 7,125 million yen ($53,172 thousand) and 5,772 million yen for the estimated probable state reimbursements, of which 4,394 million yen ($32,791 thousand) and 3,603 million yen relates to remediation costs in the state of California. Of the total receivables, 6,149 million yen ($45,888 thousand) and 4,934 million yen, respectively, are included in other assets and the remainder in accounts and notes receivable. In assessing the probability of state reimbursements, 7-Eleven, Inc. takes into consideration each state's fund balance, revenue sources, existing claim backlog, status of cleanup activity and claim ranking systems. As a result of these assessments, the recorded receivable amounts in other assets are net of allowances of 1,425 million yen ($10,634 thousand) and 884 million yen at December 31, 2001 and 2000, respectively.

     While there is no assurance of the timing of the receipt of state reimbursement funds, based on 7-Eleven, Inc.'s experience, 7-Eleven, Inc. expects to receive the majority of state reimbursement funds, except from California, within one to three years after payment of eligible remediation expenses, assuming that the state administrative procedures for processing such reimbursements have been fully developed. 7-Eleven, Inc. estimates that it will receive reimbursement of most of its identified remediation expenses in California, although it may take one to ten years to receive those reimbursement funds.

     The estimated future remediation expenditures and related state reimbursement amounts could change within the near future as governmental requirements and state reimbursement programs continue to be implemented or revised.


Acquisition or construction of property and equipment

     At February 28, 2002, the Company had outstanding contractual obligations for the acquisition or construction of property and equipment aggregating approximately 20,637 million yen ($154,007 thousand).


Other guarantees

     The Company was contingently liable as guarantor of mainly employees' housing loans and indebtedness or liability for the acquisition of the property of certain store lessors aggregating 10,468 million yen ($78,119 thousand) at February 28, 2002.


12.  INCOME TAXES

     Income before income taxes and income taxes are made up of the following components, respectively:

                                                                                                      Thousands of
                                                                                                      U.S. dollars
                                                                         Millions of yen                (Note 2)
                                                             -----------------------------------------------------
                                                              2002           2001          2000           2002
------------------------------------------------------------------------------------------------------------------
Income before income taxes:
  Japan                                                      158,974       152,240        164,941      1,186,373
  Foreign                                                     12,819        11,541          5,432         95,664
                                                             -----------------------------------------------------
                                                             171,793       163,781        170,373      1,282,037
                                                             -----------------------------------------------------
Income taxes:
  Current income taxes:
    Japan                                                     80,485        77,482         91,378        600,634
    Foreign                                                    3,923         2,110          1,924         29,276
                                                             -----------------------------------------------------
                                                              84,408        79,592         93,302        629,910
  Deferred income taxes:
    Japan                                                     (4,276)       (7,776)        (8,030)       (31,910)
    Foreign                                                    2,333         2,073          1,868         17,410
                                                             -----------------------------------------------------
                                                              (1,943)       (5,703)        (6,162)       (14,500)
                                                             -----------------------------------------------------
    Income taxes                                              82,465        73,889         87,140        615,410
                                                             -----------------------------------------------------

     The significant components of deferred income tax expense (benefit) attributable to income before income taxes are as follows:

                                                                                                           Thousands of
                                                                                                           U.S. dollars
                                                                              Millions of yen                (Note 2)
                                                                     --------------------------------------------------
                                                                       2002         2001          2000          2002
-----------------------------------------------------------------------------------------------------------------------
Deferred tax (benefit) expense
 (exclusive of the effects of other components listed below)           1,839       (1,936)       (1,274)      13,724
Adjustments for available-for-sale securities                         (4,467)         565          (375)     (33,336)
Adjustments for prepaid rents                                           (238)        (528)       (2,880)      (1,776)
Adjustments for pension cost                                          (1,872)      (2,090)       (2,049)     (13,970)
Adjustments for non-deductible reserve                                (4,089)        (982)         (544)     (30,515)
Adjustments for contribution to employee retirement
 benefit trust                                                        12,671           --            --       94,560
Adjustments for loss on write-down of investments in a
 subsidiary                                                           (7,325)          --            --      (54,664)
Adjustment for tax loss carryforwards                                  1,436       (1,148)          (62)      10,716
Adjustments to deferred tax assets and liabilities
 for enacted changes in tax laws and rates                               102          416         1,022          761
                                                                     --------------------------------------------------
                                                                      (1,943)      (5,703)       (6,162)     (14,500)
                                                                     --------------------------------------------------

     The Company is subject to a number of different taxes in Japan, based on income, which in the aggregate indicate statutory tax rates of approximately 42.1% in 2002 and 2001 and 47.7% in 2000.

     The following is a reconciliation between the statutory tax rate and the Company's effective tax rate:

                                                         2002          2001          2000
------------------------------------------------------------------------------------------
Statutory tax rate                                       42.1%         42.1%         47.7%
  Losses for which no tax benefit was recorded            4.7           1.7           1.1
  Amortization of goodwill                                0.7           0.7           0.8
  Federal income tax settlement                          (0.1)         (0.8)           --
  Rate difference from foreign subsidiaries              (0.2)         (0.2)         (0.3)
  Rate change                                              --            --           0.6
  Expenses not deductible for tax purposes                0.4           0.3           0.6
  Per capita levy                                         0.6           0.7           0.6
  Other, net                                             (0.2)          0.6           0.0
                                                         ---------------------------------
Effective tax rate                                       48.0%         45.1%         51.1%
                                                         ---------------------------------

     The components of deferred tax assets in the amount of 26,332 million yen (22,155 million yen included in "prepaid expenses and other current assets" and 4,177 million yen included as "other" in "other assets") ($196,507 thousand) and 31,914 million yen (18,372 million yen included in "prepaid expenses and other current assets" and 13,542 million yen included as "other" in "other assets") and liabilities in the amount of 14,533 million yen ($108,455 thousand) and 11,967 million yen as of February 28, 2002 and 2001, respectively, are as follows:

                                                                                                    Thousands of
                                                                                                    U.S. dollars
                                                                            Millions of yen           (Note 2)
                                                                        ----------------------------------------
                                                                          2002           2001           2002
----------------------------------------------------------------------------------------------------------------
Gross deferred tax assets:
  Property and equipment                                                  7,475          5,737          55,784
  Enterprise tax                                                          4,053          4,268          30,246
  Accrued payroll and bonus                                              10,925          8,722          81,530
  Accrued expenses                                                        5,077          4,743          37,888
  Tax loss carryforwards                                                 15,598          8,277         116,403
  Tax credit carryforwards                                                    3            744              22
  Loss on write-down of investments in a subsidiary                       7,325             --          54,664
  Non-deductible reserve                                                  7,200          3,014          53,731
  Available-for-sale securities                                           2,361             --          17,619
  Minimum pension liability adjustment                                       --         10,790              --
  Other                                                                   3,980          5,513          29,702
                                                                        ----------------------------------------
    Subtotal                                                             63,997         51,808         477,589
Gross deferred tax liabilities:
  Prepaid rents                                                            (256)          (265)         (1,910)
  Royalties                                                              (1,889)        (1,937)        (14,097)
  Prepaid pension cost                                                  (14,689)        (3,933)       (109,619)
  Property and equipment                                                (15,880)       (12,923)       (118,508)
  Long-term debt                                                           (633)        (1,403)         (4,724)
  Available-for-sale securities                                            (441)        (3,321)         (3,291)
  Other                                                                    (766)           (68)         (5,716)
                                                                        ----------------------------------------
    Subtotal                                                            (34,554)       (23,850)       (257,865)
Valuation allowance                                                     (17,644)        (8,011)       (131,672)
                                                                        ----------------------------------------
Net deferred taxes                                                       11,799         19,947          88,052
                                                                        ----------------------------------------


     The Company recorded a valuation allowance to reflect the estimated amount of deferred tax assets which, more likely than not, will not be realized.

     The net change in the valuation allowance for deferred tax assets in 2002 was an increase of 9,633 million yen ($71,888 thousand) mainly related to the increase in tax loss carryforwards for which no tax benefit was recorded.

     At February 28, 2002, 13 subsidiaries had operating tax loss carryforwards aggregating 37,605 million yen ($280,634 thousand), which are available to offset against their own future taxable income. These tax loss carryforwards expire as follows:

                                                                                       Thousands of
                                                                                       U.S. dollars
Fiscal years ending February 28 or 29                               Millions of yen      (Note 2)
----------------------------------------------------------------------------------------------------
2003                                                                       914              6,821
2004                                                                     2,772             20,686
2005                                                                     3,050             22,761
2006                                                                     8,889             66,336
2007                                                                    17,956            134,000
Thereafter                                                               4,024             30,030
                                                                    --------------------------------
                                                                        37,605            280,634
                                                                    --------------------------------


13.  SHAREHOLDERS' EQUITY

     Under the Commercial Code of Japan ("the Code"), the entire amount of the issue price of new shares issued upon conversion to common stock of convertible debt is required to be capitalized as stated capital although the Company may, by resolution of its Board of Directors, capitalize an amount not exceeding one-half of the issue price of the new shares as additional paid-in capital.

     The Code provided that an amount equivalent to at least 10% of certain cash disbursements with respect to each fiscal year be appropriated to legal reserve until such reserve equals 25% of stated capital. The Code, amended effective on October 1, 2001, provides that an amount equivalent to at least 10% of certain cash disbursements with respect to each fiscal year be appropriated to legal reserve until an aggregated amount of additional paid-in capital and the legal reserve equals 25% of stated capital.

     The Board of Directors, with subsequent approval by the shareholders, has made annual appropriations of retained earnings for unspecified purposes, the accumulated balance of which is 498,086 million yen ($3,717,060 thousand) at February 28, 2002. Any disposition of such appropriation shall be at the discretion of the Board of Directors and shareholders. Such administrative appropriations have not been segregated from retained earnings in the accompanying consolidated financial statements.

     Consolidated retained earnings include undistributed earnings of affiliates accounted for by the equity method of 21,012 million yen ($156,806 thousand) and 20,105 million yen at February 28, 2002 and 2001, respectively.

     No provision for income taxes has been made on undistributed earnings of subsidiaries and affiliates as distributions from the domestic companies would be essentially free from additional taxation, and substantially all of the unremitted earnings of foreign subsidiaries and affiliates are either permanently reinvested or, if remitted, would result in nominal tax by utilization of available foreign tax credits.

     On September 1, 2000, Ito-Yokado Co., Ltd. ("Ito-Yokado") acquired the 45% minority interest in Goshi Kaisha Yokado in exchange for 2,362,500 newly issued shares of Ito-Yokado with a fair value of 12,521 million yen based on a share price of 5,300 yen. The principal asset of Goshi Kaisha Yokado was 7,593,397 shares of Ito-Yokado with a fair value of 40,245 million yen. The common stock of the Company increased by 118 million yen due to the issuance of the new stocks. The treasury stock acquired was sold on November 9, 2000 and the resulting adjustment was recorded directly in capital. As a result of the merger, retained earnings attributable to Goshi Kaisha Yokado of 18,673 million yen, net of income taxes of 13,577 million yen, were reclassified to other capital in accordance with the Code. This was to reflect the fact that the Company was not permitted to distribute such earnings to shareholders as dividends.

     Changes in the number of shares issued and outstanding during the years ended February 28 or 29, 2002, 2001 and 2000, are as follows:

                                                                 2002              2001              2000
------------------------------------------------------------------------------------------------------------
Common stock outstanding:
  Balance at beginning of year                                418,072,920      415,706,078       415,672,403
  Issuance                                                             --        2,362,500                --
  Conversion of convertible bonds                                 644,765            4,342            33,675
                                                              ----------------------------------------------
  Balance at end of year                                      418,717,685      418,072,920       415,706,078
                                                              ----------------------------------------------


     The Company purchased its treasury stocks in response to shareholders' requests for purchase of their shares representing less than one unit.


14.  INVESTMENTS IN AFFILIATES

     The Company's investment in York-Benimaru Co., Ltd., a 28.64%-owned affiliate, is carried at equity of 28,752 million yen ($214,567 thousand) and had a quoted market value of 44,892 million yen ($335,015 thousand) at February 28, 2002.

     The following are transactions between the Company and York-Benimaru Co.,
Ltd.:

                                                                                                       Thousands of
                                                                                                       U.S. dollars
                                                                       Millions of yen                   (Note 2)
                                                            -------------------------------------------------------
                                                             2002           2001            2000           2002
-------------------------------------------------------------------------------------------------------------------
Sales                                                       6,039          6,253           6,467          45,607


15.  NET INCOME PER SHARE

     A reconciliation of the numerators and denominators of the basic and diluted net income per share computations is as follows:

                                                                                                       Thousands of
                                                                                                       U.S. dollars
                                                                       Millions of yen                   (Note 2)
                                                            -------------------------------------------------------
                                                             2002           2001            2000           2002
-------------------------------------------------------------------------------------------------------------------
Net income                                                  52,323         48,884          47,630         390,470
Effect of dilutive securities:
  1.8% convertible bonds, due February 28, 2002                 13             25              26              97
                                                            -------------------------------------------------------
Diluted net income                                          52,336         48,909          47,656         390,567
                                                            -------------------------------------------------------




                                                                      Number of shares
------------------------------------------------------------------------------------------------------
Weighted-average common shares outstanding                 417,899,141    411,827,866     408,093,374
                                                           -------------------------------------------
Dilutive effect of:
  1.8% convertible bonds, due February 28, 2002                628,002        653,397         675,511
                                                           -------------------------------------------
Diluted common shares outstanding                          418,527,143    412,481,263     408,768,885
                                                           -------------------------------------------




                                                                                                      U.S. dollars
                                                                             Yen                        (Note 2)
                                                            ------------------------------------------------------
                                                             2002           2001           2000           2002
------------------------------------------------------------------------------------------------------------------
Net income per share:
Basic                                                       125.20         118.70         116.71          0.93
Diluted                                                     125.05         118.57         116.58          0.93


16.  SUBSEQUENT EVENTS

     Subsequent to February 28, 2002, the Company's Board of Directors declared a year-end cash dividend of 7,536 million yen ($56,239 thousand) to be payable on May 24, 2002, to shareholders of record on February 28, 2002. The dividend declared was approved by the shareholders at the meeting held on May 23, 2002.

     On March 27, 2002, IYBank Co., Ltd. ("IYBank") made a capital increase allotted to a third party by issuing 603,900 common shares based on a share price of 50,000 yen ($373.13). As a result, IYBank's capital was increased by 30,195 million yen ($225,336 thousand) to 61,000 million yen ($455,224 thousand). The number of shares purchased by Ito-Yokado and SEJ are 159,620 and 106,280, respectively. The ownership percentage of Ito-Yokado and SEJ became 29.9% and 24.8%, respectively.

     Subsequent to February 28, 2002, the Company has considered a drastic restructure of its discount store business, within the superstore operations segment in order to achieve a more solid operating basis with high profitability.

     On April 10, 2002, the Company's Board of Directors has decided to sell all of its shares of Daikuma Co., Ltd. ("Daikuma"), which is owned 87.7% by the Company.

     On May 7, 2002, the Company has reached an arrangement on the transfer of the shares of Daikuma with Yamada Denki Co., Ltd. ("Yamada Denki") and Nomura Principle Finance Co., Ltd. ("NPF"). Yamada Denki and NPF will acquire all outstanding shares (10,339,140 shares) in Daikuma held by the Company through a special purpose company. The shares will be sold to a special purpose company at 16,791 million yen on May 24, 2002. As a result, the Company will recognize approximately 18,700 million yen as a loss on sale of investment in a subsidiary for the year ending February 28, 2003.

     The amounts of total assets, net assets, revenues and income before income taxes included in the consolidated statements for fiscal year 2002 related to Daikuma in the superstore operations segment are 49,931 million yen ($372,619 thousand), 38,524 million yen ($287,493 thousand), 106,904 million yen ($797,791 thousand) and (2,670) million yen ($(19,925) thousand), respectively.


17.  SEGMENT INFORMATION

     The operating segments reported in the following tables are defined as components of an enterprise for which separate financial information is available and regularly reviewed by the Company's senior management. The Company's senior management utilizes various measurements to assess segment performance and allocate resources to segments.

     The Company's senior management reviewed the segment categories with an opportunity of the establishment of IYBank Co., Ltd. and decided to create a new segment, "others," in addition to the existing three segments. Some companies, which were previously categorized in the segments of superstore operations or convenience store operations have been transferred to the new segment.

     Accordingly, the Company's reportable segments became four and consist of superstore operations, convenience store operations, restaurant operations and others, which have been identified based on differences in products and services offered and regulatory conditions.

     The superstore operations, which mainly comprise 181 Ito-Yokado superstores in Japan, primarily sell apparel, household goods and food. The superstore operations also include similar retail operations, such as supermarket chain operations, discount store operations, department store operations and sporting goods store operations.

     The convenience store operations mainly comprise 9,116 7-Eleven franchised and Company-operated stores in Japan and 5,829 such stores in North America. These operations consist of selling groceries, take-out foods and beverages, gasoline (at certain locations), dairy products, non-food merchandise, specialty items and services.

     The restaurant operations are mainly composed of the Denny's Japan restaurant chain, aggregating 550 restaurants in Japan.

     The other operations are mainly composed of finance, various kinds of services and electronic commerce operations.

     Assets and long-lived assets are those assets that are used exclusively in the operations of each business segment or geographic are as of February 28, or 29, 2002, 2001 and 2000.

     Capital expenditures include capitalized lease assets (see Note 3).

     The following tables show revenues from operations and other financial information by business segment, products and services and geographic area for the three years ended February 28, 2002.


                                                                                                   Thousands of
                                                                                                   U.S. dollars
                                                                      Millions of yen                (Note 2)
                                                         ------------------------------------------------------
Business Segments                                          2002           2001         2000           2002
---------------------------------------------------------------------------------------------------------------
Revenues from operations:
  Superstore operations
    Customers                                            1,619,087     1,597,648    1,647,543      12,082,739
    Intersegment                                            12,835        13,300       13,418          95,783
                                                         ------------------------------------------------------
     Total                                               1,631,922     1,610,948    1,660,961      12,178,522
Convenience store operations
  Customers                                              1,576,360     1,371,012    1,282,722      11,763,881
  Intersegment                                                  59            20           --             440
                                                         ------------------------------------------------------
     Total                                               1,576,419     1,371,032    1,282,722      11,764,321
Restaurant operations
  Customers                                                129,022       130,641      133,689         962,851
  Intersegment                                               1,801         1,983        2,083          13,440
                                                         ------------------------------------------------------
     Total                                                 130,823       132,624      135,772         976,291
Others
  Customers                                                  8,017         4,306        3,988          59,828
  Intersegment                                               6,523         6,659        7,511          48,679
                                                         ------------------------------------------------------
     Total                                                  14,540        10,965       11,499         108,507
Elimination of intersegment revenues                       (21,218)      (21,962)     (23,012)       (158,342)
                                                         ------------------------------------------------------
     Consolidated total                                  3,332,486     3,103,607    3,067,942      24,869,299
                                                         ------------------------------------------------------
Depreciation and amortization:
  Superstore operations                                     48,515        49,670       48,055         362,052
  Convenience store operations                              62,221        54,413       55,144         464,336
  Restaurant operations                                      3,933         4,238        4,972          29,351
  Others                                                     4,616           427          287          34,448
                                                         ------------------------------------------------------
     Consolidated total                                    119,285       108,748      108,458         890,187
                                                         ------------------------------------------------------
Operating income (loss):
  Superstore operations                                        972           635       18,625           7,254
  Convenience store operations                             166,094       159,092      153,335       1,239,507
  Restaurant operations                                      6,972         6,309        4,551          52,030
  Others                                                   (13,078)         (683)       1,254         (97,597)
  Elimination of intersegment operating income                   9            --           --              67
                                                         ------------------------------------------------------
     Consolidated total                                    160,969       165,353      177,765       1,201,261
                                                         ------------------------------------------------------
Interest income:
  Superstore operations                                      2,047         2,896        2,613          15,276
  Convenience store operations                               2,540         2,901        2,493          18,955
  Restaurant operations                                         69           127          124             515
  Others                                                         6            15           16              45
  Elimination of intersegment interest income               (1,137)       (1,048)      (1,056)         (8,485)
                                                         ------------------------------------------------------
     Consolidated total                                      3,525         4,891        4,190          26,306
                                                         ------------------------------------------------------


                                                                                                   Thousands of
                                                                                                   U.S. dollars
                                                                      Millions of yen                (Note 2)
                                                          ------------------------------------------------------
Business Segments                                            2002          2001         2000           2002
----------------------------------------------------------------------------------------------------------------
Interest expense:
  Superstore operations                                       2,559         2,424        1,295         19,097
  Convenience store operations                               11,677        11,862       14,735         87,142
  Restaurant operations                                          21            30           43            157
  Others                                                        122            96          101            910
  Elimination of intersegment interest expense               (1,128)       (1,048)      (1,056)        (8,418)
                                                          ------------------------------------------------------
     Consolidated total                                      13,251        13,364       15,118         98,888
                                                          ------------------------------------------------------
Segment profit:
  Superstore operations                                      20,824         7,953       22,457        155,403
  Convenience store operations                              158,271       150,563      142,115      1,181,127
  Restaurant operations                                       5,894         6,029        4,632         43,985
  Others                                                    (13,196)         (764)       1,169        (98,478)
                                                          ------------------------------------------------------
     Consolidated income before income taxes                171,793       163,781      170,373      1,282,037
                                                          ------------------------------------------------------
Assets:
  Superstore operations                                   1,033,646     1,036,977      973,142      7,713,776
  Convenience store operations                            1,116,058     1,078,327    1,009,857      8,328,791
  Restaurant operations                                      83,036        86,047       81,685        619,672
  Others                                                    112,711         9,745       10,175        841,127
                                                          ------------------------------------------------------
     Total                                                2,345,451     2,211,096    2,074,859     17,503,366
  Corporate assets                                           34,443        30,734       28,464        257,037
                                                          ------------------------------------------------------
     Consolidated total                                   2,379,894     2,241,830    2,103,323     17,760,403
                                                          ------------------------------------------------------

Unallocated corporate assets consist of investments in affiliates.

Capital expenditures:
  Superstore operations                                      23,648        66,393       92,555        176,478
  Convenience store operations                               94,139        74,191       95,352        702,530
  Restaurant operations                                       3,607         3,187        4,906         26,918
  Others                                                     23,711         4,727           20        176,947
                                                          ------------------------------------------------------
     Consolidated total                                     145,105       148,498      192,833      1,082,873
                                                          ------------------------------------------------------

     Equity in earnings of affiliates for the years ended February 28 or 29, 2002, 2001 and 2000, which is not included in the segment information, is only attributed to the superstore operations.

     The Company does not have significant noncash items other than depreciation and amortization in reported profit. Income taxes are not allocated to the segments in the financial information report available and regularly reviewed by the Company's senior management.

     Extraordinary gain or loss on debt redemption is attributed solely to the convenience store operations.

     Cumulative effects of changes in accounting principles are solely to the convenience store operations in 2002 and mainly to the superstore operations in 2000.

                                                                                                Thousands of
                                                                                                U.S. dollars
                                                                  Millions of yen                 (Note 2)
                                                       -----------------------------------------------------
Products and Services Information                         2002         2001          2000           2002
------------------------------------------------------------------------------------------------------------
Revenues from operations:
  Superstore operations
    Apparel                                              433,925      440,382       460,734       3,238,246
    Household goods                                      389,370      389,380       414,747       2,905,746
    Foods                                                740,570      715,594       722,112       5,526,642
                                                       -----------------------------------------------------
     Subtotal                                          1,563,865    1,545,356     1,597,593      11,670,634
  Other                                                   68,057       65,592        63,368         507,888
                                                       -----------------------------------------------------
     Total                                             1,631,922    1,610,948     1,660,961      12,178,522
Convenience store operations
  Merchandise                                            936,797      789,069       773,488       6,991,023
  Gasoline                                               340,228      295,335       234,075       2,539,015
  Franchise fees from domestic franchised stores         291,518      280,124       269,035       2,175,507
  Other                                                    7,876        6,504         6,124          58,776
                                                       -----------------------------------------------------
     Total                                             1,576,419    1,371,032     1,282,722      11,764,321
  Restaurant operations                                  130,823      132,624       135,772         976,291
  Others                                                  14,540       10,965        11,499         108,507
  Elimination                                            (21,218)     (21,962)      (23,012)       (158,342)
                                                       -----------------------------------------------------
     Consolidated total                                3,332,486    3,103,607     3,067,942      24,869,299
                                                       -----------------------------------------------------

     Revenues from operations which are attributed to countries based on location of customers and long-lived assets for the years ended February 28 or 29, 2002, 2001 and 2000 are as follows:

                                                                                                Thousands of
                                                                                                U.S. dollars
                                                                  Millions of yen                 (Note 2)
                                                       -----------------------------------------------------
Geographic Information                                    2002         2001          2000           2002
------------------------------------------------------------------------------------------------------------
Revenues from operations:
  Japan                                                2,113,765    2,072,853     2,107,179      15,774,366
  U.S.A.                                               1,117,855      944,122       879,659       8,342,201
  Other                                                  100,866       86,632        81,104         752,732
                                                       -----------------------------------------------------
     Consolidated total                                3,332,486    3,103,607     3,067,942      24,869,299
                                                       -----------------------------------------------------
Long-lived assets:
  Japan                                                1,103,363    1,072,351     1,026,419       8,234,052
  U.S.A.                                                 366,639      312,017       278,288       2,736,112
  Other                                                   15,179       13,232        11,467         113,276
                                                       -----------------------------------------------------
     Consolidated total                                1,485,181    1,397,600     1,316,174      11,083,440
                                                       -----------------------------------------------------

     Transfers between reportable business segments or geographic areas are made at prices independently determined. There has been no revenue from operations with a single major external customer for the years ended February 28 or 29, 2002, 2001 and 2000.

                 REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL
                               STATEMENT SCHEDULES


To the Shareholders and Board of Directors of Ito-Yokado Co., Ltd.

Our audits of the consolidated financial statements referred to in our report dated May 23, 2002 appearing in the 2002 Annual Report to Shareholders of Ito-Yokado Co., Ltd. (which report and consolidated financial statements are incorporated by reference in this Annual Report on Form 20-F) also included an audit of the financial statement schedules on page 118 of this Form 20-F. In our opinion, these financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.



/s/ PricewaterhouseCoopers
--------------------------





May 23, 2002

                      ITO-YOKADO CO., LTD. AND SUBSIDIARIES

                 SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
                   FOR THE THREE YEARS ENDED FEBRUARY 28, 2002

                                                                            Millions of yen
                                          -------------------------------------------------------------------------------------
                                                                      Additions
                                                            ----------------------------
                                          Balance at        Charged to        Charged to        Deductions          Balance at
                                          beginning          costs and           other                              end of year
        Description                         of year           expenses          accounts
---------------------------------         ----------        ----------        ----------        ----------          -----------
Allowance for doubtful accounts:
  Year ended February 28, 2002                819               835                --             (513)(a)             1,141
                                            -----              ----               ---             ----                 -----
  Year ended February 28, 2001                660               424                --             (265)(a)               819
                                            -----              ----               ---             ----                 -----
  Year ended February 29, 2000              1,252               402                --             (994)(a)               660
                                            -----              ----               ---             ----                 -----
Allowance for environmental cost
 reimbursements:

  Year ended February 28, 2002                884               374(b)            167(d)            --                 1,425
                                            -----              ----               ---             ----                 -----
  Year ended February 28, 2001                831               (41)               94(d)            --                   884
                                            -----              ----               ---             ----                 -----
  Year ended February 29, 2000              1,156              (214)(c)            --             (111)(d)               831
                                            -----              ----               ---             ----                 -----

Notes:

(a) Uncollectible accounts written off, net of recoveries and translation adjustments.

(b) Approximately 374 million yen increase due to change in estimation method on a group of remediation reimbursement receivables.

(c) Approximately 214 million yen of disputed environmental cost reimbursements with the Sate of Texas were settled and collected.

(d)  Translation adjustments.

                      ITO-YOKADO CO., LTD. AND SUBSIDIARIES

                            SUPPLEMENTARY INFORMATION
                     SEMI-ANNUAL FINANCIAL DATA (Unaudited)


                                                                                               Thousands of U.S. dollars,
                                          Millions of yen, except per share data               except per share data(b)
                               ----------------------------------------------------------     ---------------------------
                                                 Six-month periods ended                        Six-month periods ended
                               ----------------------------------------------------------     ---------------------------
                               February 28,     August 31,    February 28,     August 31,     February 28,     August 31,
                                   2002            2001           2001            2000             2002            2001
                               ------------    -----------    ------------     ----------     ------------    -----------
Revenues from operations        1,688,189      1,644,297       1,585,270       1,518,337       12,598,426      12,270,873

Costs and expenses              1,609,418      1,562,099       1,518,536       1,419,718       12,010,583      11,657,455

Net income                         16,702         35,621          13,586          35,298          124,642         265,828

Net income per share(a)
  Basic                             40.00          85.20           32.21           86.49             0.29            0.64
  Diluted                           39.95          85.10           32.19           86.38             0.29            0.64

Notes:

(a)  See Note 1.l. of Notes to Consolidated Financial Statements.

(b)  See Note 2 of Notes to Consolidated Financial Statements.

                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      ITO-YOKADO CO., LTD.





                                      By: /s/ Toshifumi Suzuki
                                          ----------------------------------
                                          Toshifumi Suzuki
                                          President, Representative Director
                                          and Chief Executive Officer


Date: August 20, 2002