Form 20-F
period 2003-02-28
ITO YOKADO CO LTD
filed 2003-08-26
CIK 352353

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

                   For the fiscal year ended February 28, 2003
                   Commission file number 2-61271 and 2-72713

                           KABUSHIKI KAISHA ITO-YOKADO
                           ---------------------------
                          (Exact name of registrant as
                            specified in its charter)

                              ITO-YOKADO CO., LTD.
                              --------------------
                 (Translation of registrant's name into English)

                                      JAPAN
                                      -----
                 (Jurisdiction of incorporation or organization)

            1-4, Shibakoen 4-chome, Minato-ku, Tokyo 105-8571, Japan
            --------------------------------------------------------
                    (Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

         None.

Securities registered pursuant to Section 12(g) of the Act:

(1)      American Depositary Shares evidenced by American Depositary Receipts.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                                                             Outstanding as of
             Title of Class                                  February 28, 2003
             --------------                                  -----------------
(1)      Common Stock                                           418,717,685

(2)      American Depositary Shares evidenced                     2,661,813
         by American Depositary Receipts *

------------------------
* On April 14, 2003, Ito-Yokado (as defined below) notified NASDAQ of its voluntary request to cease registration of Ito-Yokado ADRs with NASDAQ. NASDAQ accepted the notice and delisted ADRs of Ito-Yokado from NASDAQ National Market System at the close of business on May 30, 2003.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

         None.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13(a) or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes    [X]         No       [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17   [ ]    Item 18     [X]

As used herein, the "Company", "Ito-Yokado", "Ito-Yokado Group" and "IYGroup" mean Ito-Yokado Co., Ltd., and its consolidated subsidiaries and affiliates, respectively, unless the context otherwise indicates.

All information contained in this report is as of February 28, 2003 unless otherwise specified. Ito-Yokado Co., Ltd.'s fiscal years 2003, 2002 and 2001 indicate years ended the end of February 2003, 2002 and 2001, respectively.

The figures in this report are expressed in yen and, solely for the convenience of the reader, are translated into United States dollars at the rate of 118 yen=U.S. $1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of February 28, 2003 (see Note 2 of the Notes to Consolidated Financial Statements). On August 15, 2003, the exchange rate quotation by The Bank of Tokyo-Mitsubishi, Ltd. in Tokyo for average of buying spot and selling spot dollars by telegraphic transfer against yen was 118.85 yen=U.S. $1.

The Company adopted the provisions of Statement of Financial Accounting Standard No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", as of March 31, 2002. Accordingly, prior years' amounts have been reclassified to conform with the presentation for the fiscal year ended February 28, 2003. See
Note 4 of Consolidated Financial Statements.

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

                                TABLE OF CONTENTS

                                                                                                                Page
                                                      PART I

Item    1.         Identity of Directors, Senior Management and Advisers                                          5

Item    2.         Offer Statistics and Expected Timetable                                                        5

Item    3.         Key Information                                                                                5
                                   A.    Selected Financial Data                                                  5
                                   B.    Capitalization and Indebtedness                                          6
                                   C.    Reasons for the Offer and Use of Proceeds                                6
                                   D.    Risk Factors                                                             6

Item    4.         Information on the Company                                                                     8
                                   A.    History and Development of the Company                                   8
                                   B.    Business Overview                                                       10
                                   C.    Organizational Structure                                                26
                                   D.    Property, Plants and Equipment                                          27

Item    5.         Operating and Financial Review and Prospects                                                  30
                                   A.    Operating Results                                                       30
                                   B.    Liquidity and Resources                                                 42
                                   C.    Research and Development, Patents and Licenses, etc.                    44
                                   D.    Trend Information Critical Accounting Policies                          45

Item    6.         Director, Senior Management and Employees                                                     51
                                   A.    Directors, Corporate Auditors and Senior Management                     51
                                   B.    Compensation                                                            55
                                   C.    Board Practices                                                         56
                                   D.    Employees                                                               58
                                   E.    Share Ownership                                                         58

Item    7.         Major Shareholders and Related Party Transactions                                             59
                                   A.    Major Shareholders                                                      59
                                   B.    Related Party Transactions                                              59
                                   C.    Interests of Experts and Counsel                                        60

Item    8.         Financial Information                                                                         60
                                   A.    Consolidated Statements and Other Financial Information                 60
                                   B.    Significant Changes                                                     60

Item    9.         The Offer and Listing                                                                         60
                                   A.    Offer and Listing Details                                               60
                                   B.    Plan of Distribution                                                    61
                                   C.    Markets                                                                 61
                                   D.    Selling Shareholders                                                    61
                                   E.    Dilution                                                                62
                                   F.    Expenses of the Issue                                                   62

                                                                                                                Page
Item   10.         Additional Information                                                                        62
                                   A.    Share Capital                                                           62
                                   B.    Memorandum and Articles of Association                                  62
                                   C.    Material Contracts                                                      67
                                   D.    Exchange Controls                                                       68
                                   E.    Taxation                                                                69
                                   F.    Dividends and Paying Agents                                             69
                                   G.    Statement by Experts                                                    69
                                   H.    Documents on Display                                                    69
                                   I.    Subsidiary Information                                                  70

Item   11.         Quantitative and Qualitative Disclosure about Market Risk                                     70

Item   12.         Description of Securities Other than Equity Securities                                        73
                                   A.    Debt Securities                                                         73
                                   B.    Warrants and Rights                                                     73
                                   C.    Other Securities                                                        73
                                   D.    American Depositary Shares                                              73

                                                      PART II

Item   13.         Defaults, Dividend Arrearages and Delinquencies                                               75

Item   14.         Material Modifications to the Rights of Security Holders                                      75
                   and Use of Proceeds

Item   15.         Controls and Procedures                                                                       75

Item   16A.        Audit Committee Financial Expert                                                              75
Item   16B.        Code of Ethics                                                                                75
Item   16C.        Principal Accountant Fees and Services                                                        75
Item   16D.        Exemptions from the Listing Standards for Audit Committees                                    75

                                                     PART III

Item   17.         Financial Statements                                                                          75

Item   18.         Financial Statements                                                                          75

Index to Consolidated Financial Statements                                                                       76

Index to Consolidated Financial Statements and Supporting Schedules                                              76

Consolidated Financial Statements                                                                                78

Consolidated Financial Statements and Supporting Schedules                                                       118

Signature                                                                                                        121

Item   19.         EXHIBIT 1                                                                                     123
                   EXHIBIT 31.1                                                                                  128
                   EXHIBIT 31.2                                                                                  129
                   EXHIBIT 32.1                                                                                  130
                   EXHIBIT 32.2                                                                                  131

                                     PART I

ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable.

ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.           KEY INFORMATION

A.    Selected Financial Data

                                                     Fiscal year ended February 28 or 29
                              ----------------------------------------------------------------------------------
                                2003            2002         2001           2000           1999          2003
                                ----            ----         ----           ----           ----          ----
                                                                                                      (Thousands
                                                                                                   of U.S. dollars)
                                                (Millions of yen)                                        (1)
Revenues from                 3,342,995      3,179,480     2,941,530      2,885,059     2,907,173     28,330,466
operations
Operating income
                                178,388        164,770       170,560        176,774       209,728      1,511,763
Income from continuing
operations                       45,313         57,123        51,400         48,869        64,334        384,008
Net income                       21,024         52,323        48,884         47,630        66,620        178,169

                                                             (Yen)                                   (U.S.dollars)

Income from
continuing operations
per share*
              (basic)            108.29         136.69        124.81         119.75        157.67           0.92
            (diluted)                --         136.52        124.67         119.61        157.44             --
Net income per share*
              (basic)             50.24         125.20        118.70         116.71        163.27           0.43
            (diluted)                --         125.05        118.57         116.58        163.03             --
    Cash dividend                 34.00          34.00         34.00          34.00         34.00           0.29

*Equivalent to one American Depository Share

                                                           As at end of February
                              ----------------------------------------------------------------------------------
                                2003           2002          2001            2000          1999          2003
                                ----           ----          ----            ----          ----          ----
                                                                                                      (Thousands
                                                                                                   of U.S. dollars)
                                                     (Millions of yen)                                   (1)
Total assets                  2,475,308      2,379,894     2,241,830      2,103,323     2,064,794     20,977,186
Total current liabilities       537,223        513,645       473,821        444,524       451,802      4,552,737
Long-term debt                  369,269        348,835       320,956        312,872       313,135      3,129,398
Shareholders' equity          1,081,352      1,127,316     1,055,723        998,295       983,514      9,164,000
Stock Capital                    47,988         47,988        46,801         46,675        46,613        406,678
  Number of shares
     Outstanding
     (Thousands)
  Basic weight-average          418,444        417,899       411,828        408,093       408,036
  Diluted weight -                   --        418,527       412,481        408,769       408,769
    average

                                         Fiscal year ended February 28 or 29
                              -------------------------------------------------------------
Exchange rate for             At year end         Average            High             Low
yen(2)
                                                           (Yen)

      1999                       120.31           128.78            108.65           147.64
      2000                       109.90           112.68            101.55           124.40
      2001                       116.40           109.71            104.30           119.95
      2002                       134.35           124.29            116.55           134.80
2003-full year                   117.75           123.00            115.60           133.45
2003-first half                  117.95           124.92            115.95           133.45
September, 2002                      --               --            117.25           123.70
October, 2002                        --               --            122.15           125.50
November, 2002                       --               --            119.70           123.20
December, 2002                       --               --            119.90           125.10
January, 2003                        --               --            117.90           120.25
February, 2003                       --               --            117.10           121.25
March, 2003                          --               --            116.90           121.25
April, 2003                          --               --            117.90           120.80
May, 2003                            --               --            115.60           118.95
June, 2003                           --               --            117.30           119.80

------------
Notes:

(1) Translated, for convenience into U.S. dollars at the rate of 118 yen = U.S. $1, the approximate rate of exchange on the Tokyo Foreign Exchange Market on February 28, 2003.

(2) Based on the exchange rate quotation by The Bank of Tokyo-Mitsubishi, Ltd. in Tokyo for the average of the buying spot dollars and selling spot dollars by telegraphic transfer against yen. The average rates are computed based on the exchange rates on the last day of each month during the year.

B.    Capitalization and Indebtedness

         Not applicable.

C.    Reasons for the Offer and Use of Proceeds

         Not applicable.

D.    Risk Factors

Sluggish Economy and Consumer Spending in Japan

         Consumer spending in Japan has been sluggish for the past few years due to the rise in unemployment rates and the decline in wages in line with the recent economic slump, as well as cautious consumer behavior resulting from uncertainty about the future course of the economy. In a report entitled "Preliminary Report on the Current Survey of Commerce", which was released by the Ministry of Economy, Trade and Industry ("METI"), aggregate nationwide retail sales for the consecutive four years from 1999 to 2002 were below those for each of the previous years, respectively, thus revealing the continuation of austere operating conditions in the retail industry. In 2003, trends in the economy and consumer spending are still unchanged. Accordingly, these trends are significant management factors for the Company that might adversely affect results of operation of the Company.

         Consumer spending has declined for four consecutive years, and deflation in Japan has not been solved. For example, the unit price by production segments in Ito-Yokado superstores shows an overall declining tendency. That is, when a unit price in fiscal year 1990 was calculated as 100, for fiscal year 2003, the unit prices for apparel, household goods and food products were 87, 97 and 90, respectively. Coping with the lowered levels of selling prices due to deflation will continue to be a significant managerial issue for the Company.

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

         The Company has carefully selected production areas and materials, and promoted the purchase and development of goods based on close ties with superior business partners. In addition, the Company ensures high standards of safety, including hygiene controls and maintaining freshness of products used in the manufacturing process, procurement and store displays. Also, the Company strives for fair and clear representation of the period of best use, production areas, characteristics, etc. of products, in order to avoid confusion among consumers. However, consumers tend to look at corporations more severely and the Company will further endeavor to improve management activities such as ensuring safety and upholding corporate ethics.

SARs

         Severe Acute Respiratory Syndromes ("SARs"), first identified in March 2003, spread widely throughout the Asian region, principally in PRC. As the Company has imported a majority of apparel products as well as some food products from mainland China, the Company considers that there could be risks in connection with direct negotiations and purchase plans by the Company's buyers in the local areas. Also, the Company operates three superstores in PRC, so there exists a risk of a decline in sales at these locations. Furthermore, while SARs appears to have settled as of July 2003, there still exists certain risks that may adversely affect the purchases by the Company and business results of the superstores in PRC, due to the possible recurrence of the virus in the future.

Competition

         Most retailers have been facing lowered earnings due to the prolonged slump in the economy and consumer spending in Japan since the mid 1990's as well as the decline in selling prices of products resulting from deflation, among other factors, and there have been some cases in recent years where even major retailers went into bankruptcy. Under such severe business circumstances, substantially all retailers have exerted themselves to strengthen the arrangement, quality and cost performance of products and services. They have aimed at acquiring the support of more customers and therefore competition has further intensified (see "The Japanese Retail Industry" of Item 4.B.).

         As a result of deregulation of operating hours and the number of operating days per month and per year, food supermarkets and large-scale superstores have promoted midnight operations thereby intensified competitions.

         It has noticeably spread among not only large-scale retail stores, but also among specialty shops dealing in casual apparel, sundry goods, home electric appliances, toys, daily necessities, sporting goods and liquor, etc.

         Recently, the convenience store industry in Japan has exhibited signs of maturity in the market, revealed in the slowdown in growth of aggregate number of convenience stores increased per year, at a pace from 1,000 to 1,500 in the 1990's, but dropping to less than 1,000 stores increase in 2002. The convenience store industry has continued to grow in the last decade, under the recent economic conditions and competitions, a certain number of convenience store operating companies have suffered from declining operating results. Consequently, they have been forced to close a number of unprofitable and inefficient convenience stores. However, there is still an excessive number of convenience stores mainly in urban areas and thus competition is intense.

         With respect to the restaurant business, the Company's competitors consist of a variety of restaurants, including general western-food restaurants, specialty restaurants of Italian, Japanese and Chinese cuisine and fast-food chains. Recently due to changes in customer lifestyles, delicatessen and precooked foods are widely sold at convenience stores, superstores and department stores, which are also competitors.

         In recent years, various retailers from Europe and the United States have opened stores in Japan and more major overseas retailers are expected to enter the Japanese market in the near future. As a result, domestic competition may be further intensified. However, Ito-Yokado takes a position that success in the retail industry depends on how one responds to the operating environment, infrastructure and customer needs of each country. In this context Ito-Yokado is confident in being able to provide the necessary response and action to the changes in the Japanese market.

         Intensified competition may adversely affect the Company's business. However, Ito-Yokado believes that the most important factor for retailers is to keep responding to rapidly changing customer needs. Ito-Yokado has placed an emphasis on innovating its merchandising methods to offer high quality and appealing products, more differentiated services, maintenance of clean sales floors and a friendly attitude to comply with customers. The Company also believes that these foundation of retail business will lead to greater customer loyalty, enable the Company to stay ahead of the competition (see "Merchandising Policy" of Item 4.B.).

Risk Factors of 7-Eleven, Inc.'s Business in the U.S. and Canada

         With respect to the business of 7-Eleven, Inc. operating convenience stores in U.S. and Canada, the principal risk factors are as follows:

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

ITEM 4.           INFORMATION ON THE COMPANY

A.    History and Development of IY Group

         IY Group is one of Japan's leading diversified retailers. As of February 28, 2003, Ito-Yokado operated 51 consolidated subsidiaries and eight affiliates accounted for by the equity method. In Japan, the Company and its consolidated subsidiaries and affiliates engage in the retail store, convenience store and restaurant business. In addition, the Company conducted other operations, including banking and credit card operations.

         7-Eleven, Inc., Dallas, Texas, a consolidated subsidiary, engages in the convenience store business mainly in the United States and Canada. In the People's Republic of China (the "PRC"), three superstores are operated.

         The Company was incorporated under the name of Kabushiki Kaisha Yokado in 1958 under the laws of Japan. In 1965 the Company adopted its present name, "Ito-Yokado Co., Ltd." The Company's head office is at 1-4, Shibakoen 4-chome, Minato-ku, Tokyo 105-8571, Japan (telephone 81-3-3459-2111). URL http://www.itoyokado.iyg.co.jp

         The Company's head office in Tokyo performs all principal administrative functions, including merchandising, purchasing, distributing, controlling inventory, advertising, data processing, operational planning and accounting for the Company's superstore and other retail businesses. The Company's convenience store operations, restaurant operations and other operations are administered primarily by the management of the respective consolidated subsidiaries.

         The Company's principal business consists of the operation of 177 superstores, which sell a broad range of food, apparel and household goods. The business was founded in 1948 as a small apparel shop in central Tokyo. The Company opened its first superstore in the northern part of Tokyo in 1961, and in 1965 the Company began its superstore opening plan. The Company's superstores, which are principally leased, are located mainly in major cities in Japan, which include the Tokyo metropolitan area.

         Through a majority-owned subsidiary, the Company has been engaged in the convenience store business since fiscal year 1975. As at February 28, 2003, Seven-Eleven Japan Co., Ltd. ("Seven-Eleven Japan"), a consolidated subsidiary, operated, principally on a franchised basis, 9,743 convenience stores under the name "7-Eleven", including 53 stores in Hawaii purchased from 7-Eleven, Inc. in fiscal year 1990. The 53 "7-Eleven" convenience stores in Hawaii are currently operated by Seven-Eleven (Hawaii), Inc., wholly owned by Seven-Eleven Japan.

         The relationship between 7-Eleven, Inc. and the Company dates back to 1973 when the Company contracted an area license agreement for the launching of Seven-Eleven Japan. Upon request from 7-Eleven, Inc. the Company became involved in a reconstruction program of 7-Eleven, Inc. in 1989. As a result, in 1991, 7-Eleven, Inc. completed a Chapter 11 reorganization in the U.S., whereby IYG Holding Company of which 51% is owned by the Company and 49% is owned by Seven-Eleven Japan, acquired 69.98% of common stock of 7-Eleven, Inc. with an investment of $430 million. As at December 31, 2002, IYG Holding Company owned 72.5% of the common stock of 7-Eleven, Inc.

         7-Eleven, Inc. is engaged in the operation of a convenience store chain that constitutes the world's largest number of convenience stores with the largest sales amount. As of December 31, 2002, 7-Eleven, Inc. operated 5,823 7-Eleven stores in the United States and Canada. Approximately half of 7-Eleven, Inc.'s stores are operated by franchisees, and sales from these stores are included in 7-Eleven, Inc.'s total revenues. Area licensees, or their franchisees, operate additional 7-Eleven stores in certain areas of the United States, in 15 other countries and the U.S. territories of Guam and Puerto Rico. As of December 31, 2002, the 7-Eleven store network comprised over 24,000 stores worldwide.

         Ito-Yokado's restaurant operations, which are conducted through majority-owned subsidiaries, began in 1972 with the establishment of the first "Famil" restaurant. Ito-Yokado operated Famil restaurants at 333 locations as of February 28, 2003. These facilities, principally located within the Company's superstores, serve as restaurants for customers as well as cafeterias for employees of Ito-Yokado Group companies and unaffiliated companies.

         The Company, through Denny's Japan Co., Ltd., its consolidated subsidiary ("Denny's Japan"), also operated 571 family restaurants under the name "Denny's" as of February 28, 2003. The first Denny's restaurant was opened in 1974. Most Denny's restaurants are free-standing. Denny's Japan has emphasized its basic operating strategy to provide delicious food and friendly services in a relaxing atmosphere at reasonable price.

         Ito-Yokado opened its first supermarket in 1976. As of February 28, 2003, Ito-Yokado had 53 supermarkets operating under the name "York Mart", all of which are in the Kanto region. Through York-Benimaru Co., Ltd. ("York-Benimaru"), affiliate accounted for the equity method, 102 supermarkets were operated principally in the Tohoku area as of February 28, 2003. Supermarkets are substantially smaller than superstores and sell a more limited selection of goods with a higher percentage of sales of foods.

         In addition, Ito-Yokado began department store operations, under the name "Robinson's" in 1984. As of February 28, 2003, the number of Robinson's stores was four.

         In December 1996, the Company established Chengdu-Ito-Yokado Co., Ltd. ("Chengdu-Ito-Yokado"), a subsidiary, in Chengdu, Sichuan, PRC, of which 74.0% is owned by the Company and a certain portion by Chinese local interests. This subsidiary opened a superstore in Chengdu, Sichuan in November 1997. In September 1997, Hua Tang Yokado Commercial Co., Ltd. ("HTYC"), an affiliate of which 36.75% of the paid-in capital is owned by the Company and 51.0% by a company run by the government of the PRC, was established for the purpose of conducting retailing operations on a nationwide basis with the official permission of the PRC. In April 1998, HTYC opened its first superstore in Beijing, PRC. In December 2001, HTYC added one superstore in Beijing.

         IYBank Co., Ltd. ("IYBank") was established on April 10, 2001 with a paid-in capital of 20,205 million yen, in which the Company invested 51% and Seven-Eleven Japan invested 49% respectively, and it was granted a bank operating license by the Financial Services Agency of the Japanese government on April 25, 2001. The new bank began operations, with the installation of its first automatic teller machines ("ATMs") in Ito-Yokado and 7-Eleven stores in the Tokyo area on May 7, 2001. As of March 31, 2003, IYBank had installed 5,250 ATMs in Ito-Yokado Group ("IY Group") stores, principally in Seven-Eleven Japan's convenience stores.

         Following capital increases twice through private placements by way of third party allotments, the bank had 61,000 million yen in paid-in capital at the end of March 2003. Currently, IYBank is a consolidated subsidiary of the Company, with Ito-Yokado owing 29.9% and Seven-Eleven Japan owing 23.9% of paid-in capital.

         IY Card Service Co., Ltd. ("IY Card Service") is a credit card company that was established in October, 2001, and began to accept cardholders for "IY Card" which can be used at Ito-Yokado superstores as both a point card and credit card, in February 2002. IY Card Service is a 100% owned subsidiary of the Company. As of February 28, 2003, the number of applications for the card received amounted to 1.5 million.

         Shares of Seven-Eleven Japan, York-Benimaru and Denny's Japan are listed on the Tokyo Stock Exchange. In addition, 7-Eleven, Inc. is listed on the New York Stock Exchange.

B.    Business Overview

Revenues from Operations, Operating Income and Income from Continuing Operations before Income Taxes by Business Segment

         The following table sets forth revenues from operations, operating income and income from continuing operations before income taxes by business segment for the last five fiscal years. "Revenues from Operations - Superstore Operations" consist principally of sales at the Company's superstores, and supermarkets, department stores and certain other retail stores of Ito-Yokado, rents received from tenants at the Company's superstores. "Revenues from Operations - Convenience Store Operations" consist of sales at Seven-Eleven Japan and 7-Eleven, Inc. "Revenues from Operations - Restaurant Operations" principally consist of sales at Denny's Japan and Famil. "Revenues from Operations - Others" mainly comprises IYBank, in banking; IY Card Service, in credit card operations; 7dream.com, in electronic commerce; Seven Meal Service, in meal delivery; and Shiba Park Publishing, in publications, etc. "Operating Income" consists of total revenues less cost and expenses. "Income (loss) from continuing operations before Income Taxes" reflects other income and expenses. For information concerning identifiable assets of each of Ito-Yokado's business segments, see Note 18 of Notes to Consolidated Financial Statements.

                           Revenues from Operations(1)

                                                        Fiscal year ended February 28 or 29
                             ------------------------------------------------------------------------------------------
                               2003             2002            2001            2000           1999            2003
                               ----             ----            ----            ----           ----            ----
                                                       (Millions of yen)                                    (Thousands
                                                                                                          of U.S. dollars)
Superstore operations        1,524,219       1,501,114       1,469,444       1,498,426       1,545,161      12,917,110
                                 (45.3%)         (46.9%)         (49.6%)         (51.5%)         (52.7%)
Convenience store            1,687,897       1,555,493       1,351,873       1,263,783       1,245,449      14,304,212
  operations                     (50.1%)         (48.6%)         (45.6%)         (43.5%)         (42.4%)
Restaurant operations          126,252         129,551         131,210         134,363         132,453       1,069,932
                                  (3.7%)          (4.0%)          (4.4%)          (4.6%)          (4.5%)
Others                          28,539          14,540          10,965          11,499          11,815         241,856
                                  (0.9%)          (0.5%)          (0.4%)          (0.4%)          (0.4%)
                             -----------------------------------------------------------------------------------------
                             3,366,907       3,200,698       2,963,492       2,908,071       2,934,878      28,533,110
                                (100.0%)        (100.0%)        (100.0%)        (100.0%)        (100.0%)
                             =========================================================================================
Elimination of
   intersegment revenues       (23,912)        (21,218)        (21,962)        (23,012)        (27,705)       (202,644)
                             -----------------------------------------------------------------------------------------
Total                        3,342,995       3,179,480       2,941,530       2,885,059       2,907,173      28,330,466

                           Operating Income (Loss)(2)

                                                     Fiscal year ended February 28 or 29
                                -------------------------------------------------------------------------------
                                 2003          2002           2001          2000           1999          2003
                                 ----          ----           ----          ----           ----          ----
                                                           (Millions of yen)                         (Thousands
                                                                                                    of U.S. dollars)
Superstore operations            22,350         3,601         5,615        17,930         57,439        189,407
                                  (12.5%)        (2.2%)        (3.3%)       (10.1%)        (27.4%)
Convenience store               169,672       167,247       159,405       153,051        143,138      1,437,898
  operations                      (95.1%)      (101.5%)       (93.5%)       (86.6%)        (68.2%)
Restaurant operations             3,319         6,991         6,223         4,539          7,440         28,127
                                   (1.9%)        (4.2%)        (3.6%)        (2.6%)         (3.5%)
Others                          (16,977)      (13,078)         (683)        1,254          1,711       (143,873)
                                  (-9.5%)       (-7.9%)       (-0.4%)        (0.7%)         (0.9%)
Elimination of
  Intersegment                       24             9            --            --             --            204
  Operating income                 (0.0%)       ( 0.0%)        ( --%)        ( --%)         ( --%)
                                -------------------------------------------------------------------------------
                                178,388       164,770       170,560       176,774        209,728      1,511,763
Total                            (100.0%)      (100.0%)      (100.0%)      (100.0%)       (100.0%)
                                ===============================================================================

         Income (Loss) from continuing operations before Income Taxes(2)

                                                       Fiscal year ended February 28 or 29
                                -------------------------------------------------------------------------------
                                 2003           2002          2001         2000           1999          2003
                                 ----           ----          ----         ----           ----          ----
                                                        (Millions of yen)                            (Thousands
                                                                                                    of U.S. dollars)
Superstore operations            19,448        23,366        12,804        21,643         61,356        164,814
                                  (12.2%)       (13.3%)        (7.6%)       (12.8%)        (30.3%)
Convenience store               153,644       159,424       150,876       141,831        131,828      1,302,068
   operations                     (96.6%)       (90.8%)       (89.4%)       (83.8%)        (65.1%)
Restaurant operations             3,184         5,913         5,943         4,620          7,589         26,983
                                   (2.0%)        (3.4%)        (3.5%)        (2.7%)         (3.8%)
Others                          (17,270)      (13,196)         (764)        1,169          1,602       (146,357)
                                 (-10.8%)       (-7.5%)       (-0.5%)        (0.7%)         (0.8%)           --
                                -------------------------------------------------------------------------------
                                159,006       175,507       168,859       169,263        202,375      1,347,508
Total                            (100.0%)      (100.0%)      (100.0%)      (100.0%)       (100.0%)
                                ===============================================================================

-------------------
Notes:

     (1) Sales of convenience stores which have entered into franchise agreements with Seven-Eleven Japan and affiliates accounted for under the equity method including York-Benimaru were not included in the figures of "Revenues from Operations". In the case that such sales are included, gross sales of IY Group in fiscal years 2002 and 2003 would account for 5,574,109 million yen and 5,589,125 million yen ($47,365,466 thousand), respectively.

     (2) Ito-Yokado's operations are conducted, in part, through consolidated subsidiaries. Operating income and income before income taxes in the above table include all of the earnings of such subsidiaries, without reflecting minority interests. In the case of convenience store operations, such minority interests with respect to Seven-Eleven Japan were at the end of the indicated fiscal years as follows: 2002 - 49.4% and 2003 - 49.4%; and such minority interest with respect to 7-Eleven, Inc. was 27.4% and 27.5% at December 31, 2001 and 2002.

Geographic Information

         The following table shows revenues from operations by geographic area for the last five fiscal years.

                                                    Fiscal year ended February 28 or 29
                            -------------------------------------------------------------------------------------
                              2003            2002          2001          2000          1999              2003
                              ----            ----          ----          ----          ----              ----
                                                     (Millions of yen)                                (Thousands
                                                                                                    of U.S. dollars)
Japan                       2,046,523      1,980,188     1,928,853      1,942,360     1,955,756        17,343,415
                                (61.2%)        (62.3%)       (65.6%)        (67.3%)       (67.3%)
U.S.A.                      1,192,961      1,099,987       927,613        863,175       872,404        10,109,839
                                (35.7%)        (34.6%)       (31.5%)        (29.9%)       (30.0%)
Other                         103,511         99,305        85,064         79,524        79,013           877,212
                                 (3.1%)         (3.1%)        (2.9%)         (2.8%)        (2.7%)
                            -------------------------------------------------------------------------------------
Consolidated total          3,342,995      3,179,480     2,941,530      2,885,059     2,907,173        28,330,466
                               (100.0%)       (100.0%)      (100.0%)       (100.0%)      (100.0%)
                            =====================================================================================

Superstore Operations

         Ito-Yokado's superstore operations include the Company's superstores; York Mart supermarket chains; Robinson's Japan department stores; Mary Ann women's wear boutiques; and Oshman's Japan sporting goods stores. Overseas, the Company has three superstores in the PRC that are operated by Chengdu-Ito-Yokado and Hua Tang Yokado Commercial or HTYC.

  Ito-Yokado Superstores

         "Superstore" is a term commonly used in Japan to connote a retail self-service store, which sells a broad range of consumer goods and food. The Company's concept of integrating its substantial food selling activities with its other selling activities, although a normal merchandising concept in Japan, is not a common practice in the United States. In general, a Company superstore provides its customers with a broad range of merchandise which enables its customers to satisfy most or all of their shopping needs, including their food needs, in a single building which is equipped with facilities and layout which are organized and operated in such a manner as to maximize shopping convenience. During fiscal year 2003, superstores are on average operated from 10:00 a.m. to 9:00 p.m. in almost all stores. As of July 2003, over one-fourth of superstores operated until 11:00 p.m. with the same opening time. Approximately 90% stores of the operations have no store closing days (see "Important Restrictions" in Item 4.B.).

         Ito-Yokado superstores accounted for net sales of 1,491,067 million yen and 1,506,131 million yen ($12,763,822 thousand) in fiscal years 2002 and 2003. Superstores have sales floor space of generally more than 10,000 square meters per store and sell a broad range of moderately priced food, apparel and household goods. The number of items of goods sold during the course of one year at each superstore varies from 80,000 to 100,000 according to store size and location.

         The Company's superstore operations are primarily located in the Kanto region. The Kanto region, consisting of Tokyo and six neighboring prefectures, occupies approximately 8.6% of the total land area of Japan, includes Japan's largest concentration of industrial and commercial activity and represents approximately 32% of total retail sales in Japan. As at February 28, 2003, of Ito-Yokado's 177 superstores, 116 were located in the Kanto region and accounted for 67.3% of the total merchandise sales of superstores for fiscal year 2003. The remaining superstores were 15 located in Hokkaido, 13 in Tohoku, 26 in Chubu Hokuriku, five in Kinki and two in Chugoku.

Other Retail Operations

   Supermarkets

         Supermarkets are generally located in areas where traffic patterns and concentration of population do not justify the location of the Company's superstore. The supermarkets sell a more limited line of merchandise than what is sold in superstores and have a higher percentage of food sales.

         Ito-Yokado opened its first supermarket in 1976 through York Mart Co., Ltd. ("York Mart"), a 90.7% owned subsidiary and as of February 28, 2003, had 53 supermarkets in operation. All of the York Mart stores are located in the Kanto region. Sales for the supermarkets for fiscal years 2002 and 2003 were 95,274 million yen and 96,398 million yen ($816,932 thousand), respectively. York Mart supermarkets generally carry approximately 8,000 items and have sales floor space ranging from 1,000 to 4,500 square meters.

   Department stores

         In 1984, Ito-Yokado strengthened its department store operations with the establishment of Robinson's Japan Co., Ltd. ("Robinson's Japan"), a wholly owned subsidiary. Robinson's Japan has operated four department stores in Kasukabe, Saitama Prefecture, in Utsunomiya, Tochigi Prefecture, in Sapporo, Hokkaido and Odawara, Kanagawa Prefecture. The total net sales of Robinson's Japan for fiscal years 2002 and 2003 amounted to 67,216 million yen, and 62,276 million yen ($527,763 thousand), respectively. The Robinson's Japan store in Utsunomiya will be closed in September 2003. The Company has implemented large scale renovations at three remaining stores. See "Business Reengineering Plan" of Item 4.B.

   Specialty shops

         In 1977, the Company organized a wholly-owned subsidiary, Mary Ann Co., Ltd. ("Mary Ann"), to operate specialty shops for young women's apparel. At February 28, 2003, 50 such boutiques were in operation, 30 located in the Company's superstores and 20 in free-standing stores. The total sales for fiscal years 2002 and 2003 amounted to 5,269 million yen and 5,161 million yen ($43,737 thousand).

         In 1984, Ito-Yokado, in collaboration with Oshman's Sporting Goods, Inc. of Houston, Texas, set up Oshman's Japan Co., Ltd. ("Oshman's Japan"), a sporting goods specialty retailer. The venture had five outlets as of February 28, 2003. The outlets target their sports equipment and information for both beginners and intermediates. The total sales for fiscal years 2002 and 2003 were 6,352 million yen and 6,133 million yen ($51,975 thousand), respectively.

   Affiliate accounted for under the equity method

         York-Benimaru was founded as a food store in 1947 and started a supermarket operation in 1963. It joined the Ito-Yokado Group in 1973. As of February 28, 2003, it was a 28.5% owned affiliate and was accounted for under the equity method for Ito-Yokado's consolidated financial statements. As of February 28, 2003, York-Benimaru operated 102 supermarkets, principally located in the Tohoku region. Net sales of York-Benimaru for fiscal years 2002 and 2003 were 251,587 million yen and 262,305 million yen ($2,222,924 thousand), respectively.

   Superstores in China

         The Company operated three superstores in the PRC at the end of December 2002. See Item 4.A. Sales of Chengdu-Ito-Yokado store for the year ended December 31, 2001 and 2002, which opened in Chengdu, Sichuan in November 1997, amounted to 8,289 million yen and 7,980 million yen ($67,627 thousand), respectively. Total sales of HTYC for the year ended December 31, 2001 and 2002, amounted to 7,842 million yen and 13,640 million yen ($115,593 thousand). In December 2001, HTYC added a new superstore, named the "YaYunCung" store in Beijing.

Composition of Revenues from Superstore Operations

         The following table shows revenues from superstore operations by category of goods sold for the last five fiscal years. In fiscal year 2003, gross profit margins on sales of apparel, household goods and food were 38.5%, 30.0%, and 26.6%, respectively. The gross profit margin on merchandise was 30.5%. "Gross profit" means gross sales less cost of merchandise; gross profit margins represent gross profits as a percentage of gross sales. The Company's accounting procedures do not provide for allocation of administrative, sales and other operating costs to these categories of goods. Furthermore, in view of the Company's operating methods, the Company does not believe any allocation is possible other than on an arbitrary basis. Consequently, the gross margin figures should not be considered operating income as generally understood in the United States.

                                                    Fiscal year ended February 28 or 29
                            -------------------------------------------------------------------------------------
                               2003           2002          2001          2000           1999            2003
                               ----           ----          ----          ----           ----            ----
                                                     (Millions of yen)                                (Thousands
                                                                                                   of U.S. dollars)

Apparel                       398,692        414,094       417,903        445,107       470,371         3,378,746
                                (26.2%)        (27.6%)       (28.4%)        (29.7%)       (30.4%)
Household goods               289,730        297,731       288,999        286,853       299,544         2,455,339
                                (19.0%)        (19.8%)       (19.7%)        (19.1%)       (19.4%)
Food                          763,629        722,811       698,523        704,071       716,132         6,471,432
                                (50.1%)        (48.2%)       (47.5%)        (47.0%)       (46.4%)
Other                          72,168         66,478        64,019         62,395        59,114           611,593
                                 (4.7%)         (4.4%)        (4.4%)         (4.2%)        (3.8%)
                            -------------------------------------------------------------------------------------
Total                       1,524,219      1,501,114     1,469,444      1,498,426     1,545,161        12,917,110
                               (100.0%)       (100.0%)      (100.0%)       (100.0%)      (100.0%)
                            =====================================================================================

--------------
Note: Principally includes rental income from tenants and sales to affiliates. See "Tenants" of Item 4.B.

  Apparel

         The Apparel products sold by the Company are divided into five categories as stated below. The Apparel product division produces the highest grossing profit margins in the superstore business, the sales of which significantly affect the results of Ito-Yokado's operations. The sales of apparel by product categories for each of the last five fiscal years are set forth below:

                                                    Fiscal year ended February 28 or 29
                              -----------------------------------------------------------------------------------
                                2003          2002           2001          2000           1999            2003
                                ----          ----           ----          ----           ----            ----
                                                 (Millions of yen)                                    (Thousands
                                                                                                    of U.S. dollars)
Women's apparel               124,545        133,022       129,512        135,490       145,478         1,055,466
                                (31.2%)        (32.1%)       (31.0%)        (30.5%)       (30.9%)
Men's apparel                  73,605         78,198        83,481         90,807        96,246           623,771
                                (18.5%)        (18.9%)       (20.0%)        (20.4%)       (20.5%)
Children's apparel             45,492         46,761        48,770         53,996        58,046           385,526
                                (11.4%)        (11.3%)       (11.7%)        (12.1%)       (12.3%)
Underwear                      88,346         87,659        89,014         94,011        98,527           748,695
                                (22.2%)        (21.2%)       (21.3%)        (21.1%)       (21.0%)
Accessories and others         66,704         68,454        67,126         70,803        72,074           565,288
                                (16.7%)        (16.5%)       (16.0%)        (15.9%)       (15.3%)
                              -----------------------------------------------------------------------------------
Total                         398,692        414,094       417,903        445,107       470,371         3,378,746
                               (100.0%)       (100.0%)      (100.0%)       (100.0%)      (100.0%)
                              ===================================================================================

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

                                                     Fiscal year ended February 28 or 29
                               -------------------------------------------------------------------------------------
                                 2003           2002          2001           2000           1999         2003
                                 ----           ----          ----           ----           ----         ----
                                                  (Millions of yen)                                    (Thousands
                                                                                                     of U.S. dollars)
Household goods                 74,374         85,617        72,519         77,805         84,233        630,288
                                 (25.7%)        (28.8%)       (25.1%)        (27.1%)        (28.1%)
Sundries                       139,667        132,579       128,759        132,294        136,828      1,183,619
                                 (48.2%)        (44.5%)       (44.6%)        (46.1%)        (45.7%)
Hobby & Leisure goods           75,689         79,535        87,721         76,754         78,483        641,432
                                 (26.1%)        (26.7%)       (30.3%)        (26.8%)        (26.2%)
                               ---------------------------------------------------------------------------------
Total                          289,730        297,731       288,999        286,853        299,544      2,455,339
                                (100.0%)       (100.0%)      (100.0%)       (100.0%)       (100.0%)
                               =================================================================================

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

                                                    Fiscal year ended February 28 or 29
                              --------------------------------------------------------------------------------
                                2003           2002          2001           2000          1999         2003
                                ----           ----          ----           ----          ----         ----
                                                 (Millions of yen)                                  (Thousands
                                                                                                   of U.S. dollars)
Processed food                394,102        368,178       351,762        332,676       340,830      3,339,847
                                (51.6%)        (50.9%)       (50.4%)        (47.3%)       (47.6%)
Fresh food                    369,527        354,633       346,761        371,395       375,302      3,131,585
                                (48.4%)        (49.1%)       (49.6%)        (52.7%)       (52.4%)
                              --------------------------------------------------------------------------------
Total                         763,629        722,811       698,523        704,071       716,132      6,471,432
                               (100.0%)       (100.0%)      (100.0%)       (100.0%)      (100.0%)
                              ================================================================================

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

  Seven-Eleven Japan

         Ito-Yokado's convenience store operations in Japan are conducted by Seven-Eleven Japan, a 50.8% owned subsidiary, which operates, principally through franchisees, convenience stores under the name "7-Eleven" pursuant to an area license agreement with 7-Eleven, Inc.

         Seven-Eleven Japan entered into the convenience store business in fiscal year 1975 and its convenience store operations currently are the largest in Japan. As of February 28, 2003, there were 9,743 7-Eleven convenience stores in operation, including SEVEN-ELEVEN (Hawaii), 9,034 of which were operated by franchisees and approximately 58% of the franchisees owned their stores. Under its franchise agreements with franchisees in Japan, Seven-Eleven Japan sublicenses its franchisees to use the name "7-Eleven" and agrees to provide them advice, products information and various services relating to the development and operation of their stores and guarantees a minimum gross profit, all in return for royalties related to gross profits. The 7-Eleven stores in Japan generally carry approximately 2,800 items, mainly daily necessities such as processed food, soft drinks, sundries such as cigarettes, toiletries, periodicals and fast foods; 99.4% of these convenience stores operate 24 hours per day. In Japan, they are located principally in residential areas, on main thoroughfares, or on other sites where they are easily accessible, and they have a standard, easily recognized facade and generally have sales floor space of approximately 100 square meters on average.

         As of February 28, 2003, of the 9,743 convenience stores in operation, 1,269 were located in Tokyo, 3,193 in other areas of the Kanto region, 787 in Hokkaido, 747 in Tohoku, 1,188 in Chubu, 918 in Kinki, 633 in Chugoku, 955 in Kyushu and 53 in Hawaii. The Company expects to continue to expand this business principally by entering into additional franchise agreements.

         Revenues from operations of Seven-Eleven Japan in fiscal years 2002 and 2003 were 365,944 million yen and 400,664 million yen ($3,395,458 thousand), respectively. In the case of Seven-Eleven Japan, "revenues from operations" consist of royalties and franchise fees from Seven-Eleven Japan's franchised convenience stores, net sales at Seven-Eleven Japan operated convenience stores and other operating revenues, and excludes net sales at its franchised convenience stores.

         The following table shows convenience store sales by both company-operated and franchised stores of Seven-Eleven Japan by category of goods sold for each of the last five fiscal years. 6,952 Seven-Eleven Japan stores sold alcoholic beverages under a license obtained as to each store from the Minister of Finance, which constituted approximately 6.4% of total sales of Seven-Eleven Japan stores in fiscal year 2003.

                                                    Fiscal year ended February 28 or 29
                            -----------------------------------------------------------------------------------
                               2003           2002          2001          2000          1999            2003
                               ----           ----          ----          ----          ----            ----
                                                        (Millions of yen)                            (Thousands
                                                                                                   of U.S. dollars)
Processed food                692,763        678,598       644,691        620,616       584,015       5,870,873
                                (31.3%)        (32.1%)       (31.5%)        (31.6%)       (31.6%)
Fast food                     670,629        638,431       620,132        599,012       565,533       5,683,297
                                (30.3%)        (30.2%)       (30.3%)        (30.5%)       (30.6%)
Daily food                    283,302        264,252       255,831        249,424       232,866       2,400,864
                                (12.8%)        (12.5%)       (12.5%)        (12.7%)       (12.6%)
Sundries                      566,605        532,732       525,986        494,920       465,733       4,801,737
                                (25.6%)        (25.2%)       (25.7%)        (25.2%)       (25.2%)
                            -----------------------------------------------------------------------------------
Total                       2,213,299      2,114,013     2,046,640      1,963,972     1,848,147      18,756,771
                               (100.0%)       (100.0%)      (100.0%)       (100.0%)      (100.0%)
                            ===================================================================================

         Seven-Eleven Japan has also sought to enhance the convenience of its stores by offering services as well as products. These services include the parcel delivery agent service, begun in 1981; a coin-operated copy machine service; and an on-line utility bill payment service, which was launched in 1987. In fiscal year 2003, the number of parcels handled through Seven-Eleven Japan's system reached 14.2 million and the number of copies made at Seven-Eleven Japan's stores was 750 million. The number of utility bills paid at Seven-Eleven Japan stores for fiscal year 2003 amounted to 144 million, In addition, as of March 31, 2003, the number of IYBank's ATMs installed in stores was 5,030.(see "IYBank" of Item 4.B.)

  7-Eleven, Inc.

         As of December 31, 2002, 7-Eleven, Inc. operated 2,547
corporate-operated convenience stores in the United States and Canada and 3,276 franchised stores in the United States.

         As of December 31, 2002, 7-Eleven, Inc. had granted area licenses to the licensees of the U.S., which were operating 485 convenience stores using the 7-Eleven system. The 53 stores in Hawaii are operated under an area license agreement with Seven-Eleven (Hawaii), Inc. (a subsidiary of Seven-Eleven Japan).

         As of December 31, 2002, "foreign" (areas in the world other than the North America) area license agreements covered the operation of 9,447 7-Eleven stores in Japan, 3,187 in Taiwan, 2,042 in Thailand, 1,401 in South Korea, 604 in the PRC, 284 in Australia, 215 in Malaysia, 168 in the Philippines, 174 in Singapore, 71 in Norway, 70 in Sweden, 43 in Denmark, 15 in Spain, 18 in Turkey and 8 in Guam. 13 stores in Puerto Rico and 366 stores in Mexico were operated by a 7-Eleven, Inc. affiliate. As of December 31, 2002, the 7-Eleven store network comprised 24,434 stores worldwide.

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

         In recent years, 7-Eleven, Inc. has pruned its store base, closing or disposing of those stores that either could not support its strategies, were not expected to achieve an acceptable level of profitability in the future or had leases which expired. As a result, store closings during the past three years totaled 67, 72 and 133 in 2000, 2001 and 2002 respectively. On the other hand, 7-Eleven, Inc. has actively promoted the opening of its new stores and the number of stores opened during the last three years were 120, 145 and 127 in 2000, 2001 and 2002, respectively.

         7-Eleven, Inc. recorded net sales increase of 5.1% to $10,109.7 million for the year ended December 31, 2002, compared to sales of $9,622.3 million in December 31, 2001. Merchandising sales grew 5.4% to $7,279.6 million and gasoline sales increased 4.3%, to $2,830.1 million.

         The following table shows the composition of 7-Eleven Inc.'s net sales. "Merchandise sales" are comprised of groceries, beverages, tobacco products, beer/wine, candy/snacks, fresh foods, dairy products, non-food merchandise and services. "Gasoline sales" generated from the stores with gas stations, of which there were 2,470 and 2,480 as of end of December 2001 and 2002.

                                                           Fiscal year ended December 31
                                           --------------------------------------------------------------
                                            2002         2001           2000           1999         1998
                                            ----         ----           ----           ----         ----
                                                            (Millions of U.S. dollars)
Merchandise sales                          7,279.6      6,909.6        6,523.3       6,107.8      5,474.4
                                             (72.0%)      (71.8%)        (71.1%)       (75.5%)      (77.0%)
Gasoline sales                             2,830.1      2,712.7        2,655.4       1,985.5      1,636.3
                                             (28.0%)      (28.2%)        (28.9%)       (24.5%)      (23.0%)
                                           --------------------------------------------------------------
Total sales                               10,109.7      9,622.3        9,178,7       8,093.3      7,110.7
                                            (100.0%)     (100.0%)       (100.0%)      (100.0%)     (100.0%)
                                           ==============================================================

Composition of Revenues from Convenience Store Operations

         The following table shows the composition of revenues from convenience store operations. "Merchandise sales" are mainly comprised of net merchandise sales of Seven-Eleven Japan's directly operated convenience stores and all 7-Eleven, Inc.'s directly operated and franchised convenience stores. "Gasoline sales" are attributed to 7-Eleven, Inc.'s convenience stores with gas stations. "Franchised fees from domestic franchised stores" represents franchise fees from the convenience stores in Japan under the franchise agreement with Seven-Eleven Japan. "Other" is primarily generated from area license royalties and franchise fees paid for 7-Eleven, Inc. based on the area license and franchise agreements, after eliminating area license royalties from Seven-Eleven Japan.

                                                    Fiscal year ended February 28 or 29
                            ---------------------------------------------------------------------------------------
                              2003           2002           2001          2000           1999            2003
                              ----           ----           ----          ----           ----            ----
                                                     (Millions of yen)                               (Thousands
                                                                                                   of U.S. dollars)
Merchandise sales           1,015,255        921,947       776,250        760,268       771,566        8,603,856
                                (60.2%)        (59.3%)       (57.4%)        (60.2%)       (62.0%)

Gasoline sales                358,098        334,195       289,038        228,374       216,635        3,034,729
                                (21.2%)        (21.5%)       (21.4%)        (18.0%)       (17.4%)

Franchise fees from           306,060        291,518       280,124        269,035       251,028        2,593,729
  domestic franchised
  stores                        (18.1%)        (18.7%)       (20.7%)        (21.3%)       (20.1%)

Other                           8,484          7,833         6,461          6,106         6,220           71,898
                                 (0.5%)         (0.5%)        (0.5%)         (0.5%)        (0.5%)
                            ------------------------------------------------------------------------------------
Total                       1,687,897      1,555,493     1,351,873      1,263,783     1,245,449       14,304,212
                               (100.0%)       (100.0%)      (100.0%)       (100.0%)      (100.0%)
                            ====================================================================================

Restaurant Operations

         Ito-Yokado's restaurant operations principally consist of the Denny's Japan and Famil restaurant chains. In the restaurant business, a seasonal menu, good service, good flavor, atmosphere and cleanliness are prerequisites for success. Ito-Yokado's restaurant operations focus on ensuring consistently high levels of these criteria throughout the chain.

  Denny's Japan

         Ito-Yokado's family restaurant operations are conducted by Denny's Japan, a 51.6% owned subsidiary, which operates Denny's restaurants in leased premises. Denny's restaurants are generally free-standing, have a standard recognizable appearance and offer a variety of meals. As of February 28, 2003, 571 restaurants were in operation, 415 in the Kanto region (including 147 in Tokyo), 115 in the Chubu region, 21 in the Kinki region and 20 in the Tohoku region. Net sales in fiscal years 2002 and 2003 were 98,840 million yen and 96,089 million yen ($814,314 thousand), respectively.

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

  Famil

         Ito-Yokado also operates through Famil Co., Ltd., a 95.1% owned subsidiary ("Famil"), Famil restaurants offering Japanese, Chinese and western-style meals and fast food stands. This operation was started in 1972. Net sales in fiscal years 2002 and 2003 were 21,012 million yen and 20,166 million yen ($170,898 thousand), respectively. Famil has focused on company cafeterias, in-store restaurants and catering services. As of February 28, 2003, the total number of Famil restaurants was 333, including 120 in-store restaurants and fast food stands and 191 company cafeterias for Ito-Yokado's employees in its superstores, supermarkets and other sales outlets as well as 22 company cafeterias in unaffiliated companies.

Others

            In order to provide customers with a higher level of convenience, the Company will make full use of the reliability that the Group has cultivated, the largest store network in Japan, the strong operational foundation, the leading-edge information systems, and the efficient distribution network. In this way, the Company will provide new services that accurately meet the needs of customers. These will lead to increases in the number and frequency of IY Group store visits and will ultimately contribute to improved profitability. As a result, synergies among the IY Group are expected to rise.

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

         The bank will build on these strengths as it continues installing ATMs in IY Group stores. As the bank expands into new areas, it will utilize tie-ups with regional banks as well as ATM usage agreements with postal saving, shinkin bank (credit association), life insurance companies, credit card companies, and consumer finance companies. These steps will increase the convenience of using IYBank's ATMs. In the medium-term, the bank will expand its range of services to include money transfers and overdraft facilities for individuals and sales receipt deposits for businesses.

         Revenues from operations in fiscal years 2002 and 2003 were 1,906 million yen and 11,569 million yen ($98,042 thousand). By the end of March 2003, the bank had installed 5,250 ATMs in Ito-Yokado, Seven-Eleven Japan, and Denny's Japan stores and approximately 120,000 accounts had been opened.

  IY Card Service

         The credit card usage in Ito-Yokado superstores reached 176.0 billion yen level in fiscal year 2003. It occupies about 13% of Ito-Yokado's merchandise sales, and the ratio of credit card usage is increasing every year. In this market environment, to further enhance shopping convenience for customers of IY Group companies, IY Card Service was established in October 2001 as a wholly owned subsidiary of Ito-Yokado.

         In February 2002, IY Card Service began to recruit cardholders and issue cards that combine credit card and point card functions in order to increase convenience for customers. With the permission of customers, cardholder data will be used as a customer database, facilitating new marketing initiatives, such as individualized services and sales promotions. As at the end of February 2003, points can be used at Ito-Yokado superstores, York Mart and Robinson's Japan. In the future, the system will be extended to other Group stores, further increasing customer convenience. See "Point System" of Item 4.B.

         Revenues from operations in fiscal year 2003 was 2,437 million yen ($20,653 thousand).

  7dream.com

         Kabushiki Kaisha "7dream.com" is 51.0% owned by Seven-Eleven Japan, launched an Internet shopping site in February 2000. Through this site, Seven-Eleven Japan is developing an e-commerce business based on convenience store, distribution, and information networks. 7dream.com has offered various services for customers including order, pick-up, and pay for such transactions as shopping, buying books, downloading music, printing digital photos, applying for cellular phones, and requesting same day hotel reservations. Net sales in fiscal years 2002 and 2003 were 1,170 million yen and 2,935 million yen ($24,873 thousand), respectively.

  Seven-Meal Service

         Seven-Meal Service Co., Ltd. ("Seven-Meal Service") was established in August 2000 and 60.0% owned by Seven-Eleven Japan. It uses Seven-Eleven Japan's production, distribution, and information networks to operate a meal delivery service. At the end of February 2003, the services were available in areas covering approximately 3,000 7-Eleven stores. Customers can select from a menu of various items, including fully prepared meals and packages of cooking ingredients. Items can be ordered by telephone, facsimile, and Internet or at 7-Eleven stores. Delivery is made using special vehicles that can keep the food at required temperatures or the food may be picked up at 7-Eleven stores. Net sales in fiscal years 2002 and 2003 were 478 million yen and 857 million yen ($7,263 thousand), respectively.

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

         An item-by-item inventory control method has been at the core of the Company's merchandising strategy. This method involves distinguishing fast-moving items from slow-moving ones, examining these differences, taking due care of the main features (for example, color, design, size, taste, durability, sales methods and price) between them and making hypotheses for the business plans. The item-by-item inventory control is made more precise by the processing of a computerized point of sales system, POS - see "Information System" in Item 4.B. below. Based on the data, fast-moving items are stocked sufficiently and slow-moving items are reduced immediately. Further through this method, the Company strives that the products customers want to purchase are always in stock thereby reducing lost sale opportunities due to items being out-of-stock. This concept is fundamental in merchandising. Through the continuation of the item-by-item inventory control, Ito-Yokado believes that its operation has succeeded in maintaining a higher level of efficiency, a lower level of inventory while at the same time meeting customers' needs consistently.

         Traditionally, Japanese retailers have operated under a system where unsold merchandise would be returned to suppliers. The rationale is that retailers be free from the burden of markdown loss of inventory, although manufacturers and wholesalers maintain the right of determining production volumes and price for each product. Ito-Yokado has questioned the real value of this system and, unlike other Japanese retailers, continued a "Complete Purchase System", meaning Ito-Yokado has purchased the products based on a policy of not returning unsold products to the supplier except certain exceptions. While this method requires Ito-Yokado to forecast adequate levels of inventory precisely. Ito-Yokado keeps costs down and retains a right to decide appropriate production volume to meet product sales trends by not taking back unsold merchandise.

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

IY Group Business Reengineering Plan

         The operating environment in the retail industry is expected to remain challenging due to cautious consumer spending and an uncertain economic outlook. In this environment, it will be necessary to break away from management styles that are based on past experience. The Company must follow a new management strategy that reflects a clear vision of the future. The top priority of the IY Group is to improve management quality. The Company's goal is not merely to expand market share by building new stores and boosting sales based on a low-price strategy. Rather, Ito-Yokado strives to earn the loyalty of customers and to enhance the stable profitability of the operations by responding accurately and promptly to customer needs and by continually offering products and services with value. To improve management quality, the IY Group has tackled a range of challenging issues, such as where to concentrate management resources and what new approaches to implement. The Business Reengineering Plan, which the Company began to implement in 2001, is a concrete guideline to handling these issues. In accordance to the Business Reengineering Plan, the Company has been executing the following strategies.

      Strengthening Retail Operations

     a. In accordance with the marketing data for each store, the Company is thoroughly implementing store policies with an emphasis on "building high-quality stores with strong ties to regional lifestyles."

     b. The Company will respond to the shortening of product life cycles with flexible sales area layouts, product changes, and earlier launches of new products and improved timing of product switchovers.

     c. The Company continues to implement its area dominance strategy, where the company focuses on developing stores in region where it can achieve a high store density, and to earn loyalty of customers by developing easy-to-use stores.

     d. While sharing information with business partners in product development, planning, production and sales, the Company will give top priority to product development based on team merchandising, which enables us to provide original products that are available only at IY Group stores.

     e. The Company is piling up marketing efforts and working to provide products that meet the preferences of customers in specific regions.

       Rationalization or Integration of Unprofitable Areas

            When, after careful consideration of means of improving profitability, management decides to rationalize or integrate operations, departments, or stores that are unprofitable or inefficient, the Company will move rapidly to implement that decision. Measures taken by the Company during the fiscal year were outlined below.

     a. On May 24, 2002, the operations of Daikuma Co., Ltd., discount stores, were sold to Yamada Denki Co., Ltd.

     b. On March 1, 2002, IY Foods K.K., Nihon Nosuisan K.K., and York Seika Co., Ltd. merged to form IY Foods K.K. The merger will increase efficiency in the food processing business of IY Group.

     c. On April 1, 2003, Nittsu System Development Co., Ltd., Urawa Building Co., Ltd., and K.K. YR Kaihatsu, were integrated to form IY Real Estate Co., Ltd. The integration of these three companies will serve to enhance the efficiency of the Group's real estate administrative operations.

     d. The Robinson's Japan store in Utsunomiya has continued to face difficult conditions, and as a result, it will be closed in September 2003. In June 2003, at the remaining three stores, the Company established new subsidiary, "Robinson Department Store Co., Ltd." to reform the department store operations thoroughly.

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

         Currently, lower-priced items made in China account for a substantial share of the clothes sold in Japan. However, consumers still seek high added value, and they have high regard for the quality of products made in Japan. To provide customers with products that meet those needs, Ito-Yokado identified superior domestic production locations, teamed up with leading, technologically advanced manufacturers, and developed "Made in Japan" goods, which offer distinctively Japanese functionality, special features, and designs.

Supply of Merchandise

         In order to promptly comply with changes in markets, Ito-Yokado changed its merchandising supply strategy so that each superstore and supermarket may decide upon the type and quantity of goods to purchase. The number of employees of Ito-Yokado Group, who were engaged in purchasing products and merchandise development totaled 1,043, as of the end of February 2003.

         Ito-Yokado superstore has established a total of 17 divisions in accordance with the category of items sold. For example, there are five divisions relating to apparel: Women's apparel, Men's apparel, Children's apparel, Underwear and Accessories. With respect to house related goods, there are six divisions: Toy & Hobby goods, Bedding & Interior goods, Outdoor goods, Cosmetics & Drugs, Home-sundry goods and Home-electric products. There are six divisions relating to foods: Meat, Fish, Fruits & Vegetables, Prepared dishes, Processed foods and Dairy foods. Buyers, who determine the merchandising plans and are responsible for development, and distributors, who are engaged to provide a steady supply of products to each store and to place orders, are posted in each division.

         As of the end of February 2003, the number of buyers and distributors of Ito-Yokado superstores was 213 and 260, respectively.

         The cost of sales for each of the last five years is set forth below:

                                                  Fiscal year ended February 28 or 29 of each year
                                 ------------------------------------------------------------------------------------
                                    2003          2002           2001          2000           1999           2003
                                    ----          ----           ----          ----           ----           ----
                                                          (Millions of yen)                              (Thousands of
                                                                                                          U.S. dollars)
Superstore operations            1,035,078      1,025,756     1,003,691      1,021,609     1,044,100        8,771,847
                                     (49.8%)        (51.6%)       (54.9%)        (57.5%)       (58.3%)
Convenience store                  994,436        913,944       774,912        705,120       698,111        8,427,424
   operations                        (47.8%)        (46.0%)       (42.4%)        (39.7%)       (39.0%)
Restaurant operations               42,893         43,735        45,103         47,011        46,229          363,500
                                      (2.1%)         (2.2%)        (2.5%)         (2.6%)        (2.6%)
Others                               6,111          4,108         3,303          2,817         2,401           51,788
                                      (0.3%)         (0.2%)        (0.2%)         (0.2%)        (0.1%)
                                 ------------------------------------------------------------------------------------
Total                            2,078,518      1,987,543     1,827,009      1,776,557     1,790,841       17,614,559
                                    (100.0%)       (100.0%)      (100.0%)       (100.0%)      (100.0%)
                                 ====================================================================================
Elimination of
   intersegment portion             (9,617)        (9,543)      (10,085)       (10,159)      (13,146)         (81,500)
                                 ------------------------------------------------------------------------------------
Total                            2,068,901      1,978,000     1,816,924      1,766,398     1,777,695       17,533,059

         The total number of suppliers of products and foods to be provided to the entire Ito-Yokado superstore amounts to 2,866 and payments to the highest-ranking 200 of those suppliers in terms of the volume of business account for more than 50% of gross purchases. Payments to suppliers are made in cash, normally at a determined date at monthly intervals.

Distribution Centers

         In the Ito-Yokado superstore and other retail businesses, the majority of products have been distributed to each store by the Distribution Center, of which operations are outsourced by the Company. The Transportation Centers are operated by outsourcing. Centers are located in each area and at present there are 42 centers nationwide.

         With respect to any products for which the temperature does not need to be controlled, items are distributed to stores by the Distribution Center ("DC") and the Transfer Center ("TC") generally. The DC mainly stocks merchandise from overseas and products with large lots as inventory, and transfers them to the TC by dividing them into small lots in response to orders from stores. The TC's function is only to distribute the merchandise delivered from the supplier for each store corresponding to each order.

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

         With respect to Apparel, the Hanger Center, where clothing on hangers has been delivered without cardboard boxes to stores, was established. It has promoted efficient and effective works, the reduction of costs for cardboard boxes and deminution of environmental burden. Furthermore, a delivery system adopting reusable boxes from business partners to stores is utilized in the areas of apparel, daily necessities and processed foods.

Import Products

         The Company imports supplies, including apparel, food and household goods from overseas. The total amount of imports amounted to approximately 333,900 million yen and 324,600 million yen ($2,750,847 thousand) for fiscal years 2002 and 2003, respectively. Such total amount of imports represented 37.7% and 36.8% of the total cost of sales of the Company for fiscal years 2002 and 2003, respectively. As of the end of February 2003, the Company had offices in Seattle, Beijing, Hong Kong, Shanghai and Milan, which conducted purchases of merchandise to be imported to the Company in Japan.

Credit Sales

         The Company initiated credit sales to its customers in 1973. In addition to credit card facilities which are available for all eligible purchasers from superstores operations, installment credit facilities are made available for the purchase of more expensive goods. In fiscal years 2002 and 2003, the amount of the Company's credit sales represented approximately 11.0% and 12.9%, respectively, of the Company's merchandise sales at superstores.

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

Point System

         The Company has introduced a point system, as a customer service to improve the convenience of shopping, by granting certain points to customers who come to the Company's store and use cards issued by the Company for shopping. Members who receive 1 point are able to use such point as an equivalent to 1 yen towards their purchases. At the moment, the Company issues two types of cards and each of the methods to grant points is stated as follows.

         The Company has substantially issued a "Point Card" since spring 2001. When presenting the Point Card to a cashier, members receive 1 point for each 100 yen in purchases. These points can be used when paying for a purchase on a subsequent visit to an Ito-Yokado superstore.

         Since February 2002, the Company's wholly owned subsidiary, IY Card Service, has issued the "IY Card", which combines credit card and point card functions. When using the IY Card as a credit card at the Ito-Yokado superstore, York Mart supermarket and Robinson's department store members receive 1.5 points for each 100 yen in purchases. When members use a point card with cash payments, members receive 1 point for each 100 yen in purchases. In addition, when using the IY Card as a credit card at member stores of JCB cards, a leading credit card company in Japan, members earn 1 point for each 200 yen in purchases. These points can be used in the same manner as the Point Card. See "IY Card Service" of Item 4.B.

         As of the end of February 2003, the aggregate unused points of the Point Card and IY Card are stated as current liabilities amounting to 3,807 million yen ($32,263 thousand) (1 point is the equivalent of 1 yen).

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

         IY Group has been engaged in the establishment of a total information system enabling it to connect its head office, stores and business partners with consistent flows of information at every stage and to communicate various kinds of information through digital data.

Tenants

         Ito-Yokado rents or sublets sales floor space at superstores to unaffiliated tenants. Leases of such tenants are generally for six years or for the length of the lease held by Ito-Yokado on the superstore in which the tenant's shop is located. After the expiration of six-year lease contracts, they are renewed every three years. Tenants primarily operate restaurants, fast-food shops, apparel stores, record and musical instrument shops, camera shops and laundry shops. Ito-Yokado also rents or sublets sales floor space at other retail businesses such as supermarkets and department stores. Ito-Yokado's primary reason for engaging in tenant operations has been to provide a wider and more attractive range of merchandise and services to enhance the number of customers visiting some of its superstores. See Note 1(m). of Notes to Consolidated Financial Statements.

The Japanese Retail Industry

         According to the 2002 Japan Census of Commerce issued by the METI, the Japanese retail industry has been characterized by the existence of about 1,300,000 independent retail stores, approximately 68% of which have fewer than five employees. On the other hand, retail stores with more than 20 employees account for only 5% of such stores. Although retail stores with fewer than five employees account for no more than 16% of total sales of approximately 135,000 billion yen ($1,144 billion), the retail stores with more than 20 employees account for 47%. In addition, the market share of large retail companies in total retail sales is high, and based upon published financial information available in June 2003, the 100 largest retail companies in Japan, including department stores, superstores, supermarkets, discount stores, convenience stores and specialty chain stores, accounted on an annual basis for approximately 32.3% of total Japanese retail sales.

         According to statistics implemented by METI and the Japan Chain Store Association, the total net sales of large-scale retail stores including department stores and chain stores amounted to 23,735.3 billion yen ($201 billion) in the year 2002, a decrease of 7.1% compared with that of the previous year. Net sales of department stores accounted for 9,365.2 billion yen ($79 billion) and chain stores accounted for 14,370.1 billion yen ($122 billion), respectively. The market share of leading companies in this industry is still very high, evidenced by the fact that the major seven department stores accounted for approximately 36% of the overall net sales of department stores and the major five chain stores accounted for approximately 42% of the overall net sales of chain stores.

         According to the METI's Preliminary Report on the Current Survey of Commerce, gross sales of the convenience store business in 2002 amounted to approximately 6,980 billion yen ($59 billion) and the sales of the five major chains accounted for about 80% thereof. The number of stores totaled more than 37,083, 84% of which consisted of member stores of such major chains.

         According to research conducted by the Japan Food Service Association, the market scale of the domestic restaurant industry reached approximately 25,600 billion yen ($217 billion) and the total number of restaurants was approximately 800,000 in 2002.

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

Current Situation of ATMs in Japan

         According to statistics of the Center for Financial Industry Information System in Japan, the number of ATMs of financial institutions in Japan as of the end of March 31, 2002 totaled approximately 137,000, an increase of 70% from ten years ago. Such increase is attributable to the fact that many Japanese financial institutions have promoted the establishment of self-service branches with ATMs only, while they have consolidated or abolished their branches in order to streamline operations amid the current tendency towards management consolidation and mergers due to the financial system reform in Japan. In addition, aggressive introduction of ATMs for the purpose of improving customer services in retail stores, office buildings and public facilities can be attributed to the increase.

         The placement of ATMs in retail stores, particularly convenience stores, has tended to increase in recent years. Business hours of Japanese banks are normally from 9:00 a.m. to 3:00 p.m. or 4:00 p.m. on weekdays and service hours of most of the existing ATMs are limited to a specified period of time between mornings to evenings. Also, they often close on weekends and national holidays. On the other hand, banks and convenience stores have fostered new services, such as placing ATMs in convenience stores, which in principle are open 24 hours a day, everyday, in compliance with customers' strong demand, and thus enable customers to use ATMs at anytime. This has accelerated the number of ATMs newly placed in such stores.

The Japanese Credit Card Market

         According to research conducted by the Japan Consumer Credit Industry Association, the total number of issued credit cards in Japan as of the end of March 2001 was over 245,000,000. The volume of purchases made by credit cards for fiscal year ended March 31, 2001, amounted to approximately 23,000 billion yen, an increase of 6.8% compared with that of the previous fiscal year. The volume of cash advances using credit cards increased to approximately 7,500 billion yen, an increase of 6.4% compared with that of the previous fiscal year. That is, credit cards have built a vital position in personal spending in Japan.

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

                                                Former Law                                New Law
------------------------------------------------------------------------------------------------------------
Purpose of Laws                Protection of small-scale retail business       Maintenance of living
                                                                                environment of adjacent area
Licensing authorities:         Government and local governments                Governor of Prefecture
Sales floor space:             1st section stores, 3,000 square meters or      Over 1,000 square meters
                                more
                               2nd section stores, 500 square meters or
                                more
Main examination items:        Opening and closing time of stores,             Noise, disposal of refuse,
                                number of days closed, floor space             easing of traffic jams, parking
                                                                               space for cars and bicycles,
                                                                               opening and closing time of
                                                                               stores
Main subject of                Local shopping district                         Residents around stores
 reconciliation:
Enforcement date:                              March 1,1974                              June 1, 2000
Abolition date:                                May 31, 2000                                   --

Measures for Environmental Concerns

         Ito-Yokado's most important mission as a retailer is to provide customers with safe and high-quality products and services at reasonable price that keep them satisfied. The Company also committed to fulfilling its responsibilities for the environmental concerns surrounding the Company.

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

         To help reduce environmental burden, Ito-Yokado superstore has implemented various measures, including reduction and recycle of waste from packages and containers, lessening CO2 emission with the rationalization of distribution system, saving energy by introducing the latest technologies, reducing waste from the stores, extension of recycling activities and offering the products with careful environmental review.

C.  Organizational Structure

         IY Group consists of 63 diversified retail companies, engaged in superstore operations, convenience store operations, restaurant operations and other operations. The following table shows the company and its major subsidiaries by business segment, as of February 28, 2003.

                                                                                                     Equity owned by
                                                                                 Location of           the Company
  Business Segment                     Company Name                              Head Office              (%)
---------------------------------------------------------------------------------------------------------------------
SUPERSTORE OPERATIONS:

Superstore                    Ito-Yokado Co., Ltd. (The Company)                     Japan                   --
                              Marudai Co., Ltd.                                      Japan                 80.3
                              Chengdu Ito-Yokado Co., Ltd.                          P.R.C.                 74.0
                              Hua Tang Yokado Commercial Co., Ltd.                  P.R.C.                 36.8

Supermarket                   York Mart Co., Ltd.                                    Japan                 90.7
                              K.K. Sanei                                             Japan                100.0
                              York-Benimaru Co., Ltd.                                Japan                 28.5

Department Store              Robinson's Japan Co., Ltd.                             Japan                100.0

Specialty Shop                Mary Ann Co., Ltd.                                     Japan                100.0
                              Oshman's Japan Co., Ltd.                               Japan                100.0

Food Product
  & Processing                IY Foods K.K.                                          Japan                100.0
---------------------------------------------------------------------------------------------------------------------

CONVENIENCE STORE             Seven-Eleven Japan Co., Ltd.                          Japan                  50.8
  OPERATIONS:                 IYG Holding Company                                   U.S.A.                100.0
                              7-Eleven, Inc.                                        U.S.A.                 72.5
                              SEVEN-ELEVEN (Hawaii), INC.                           U.S.A.                100.0
---------------------------------------------------------------------------------------------------------------------
RESTAURANT OPERATIONS:        Denny's Japan Co., Ltd.                                Japan                 51.6
                              K.K. Famil                                             Japan                 95.1
                              York Bussan K.K.                                       Japan                100.0
---------------------------------------------------------------------------------------------------------------------
OTHERS:
FINANCIAL SERVICE             IYBank Co., Ltd.                                       Japan                 53.7
                              IY Card Service Co., Ltd.                              Japan                100.0
                              Union Lease Corporation                                Japan                100.0
                              K.K. York Insurance                                    Japan                100.0

PUBLISHING                    K.K. Shiba Park Publishing                             Japan                100.0

REAL ESTATE & OTHER           K.K. York Keibi                                        Japan                100.0
                              Urawa Building Co., Ltd.                               Japan                100.0
                              Nittsu System Developing Co., Ltd.                     Japan                100.0
                              K.K. YR Kaihatsu                                       Japan                100.0
                              K.K. Terre Verte                                       Japan                 89.0
                              Seven-Meal Service Co., Ltd.                           Japan                 60.0

ELECTRIC COMMERCE             K.K. 7dream.com                                        Japan                 51.0
                              e-Shopping Books! Corp.                                Japan                 30.8
---------------------------------------------------------------------------------------------------------------------

Note 1: Companies stated in the above table are consolidated subsidiaries, except York-Benimaru Co., Ltd., Hua Tang Yokado Commercial Co., Ltd. and E-Shopping Books Corporation, which are affiliates accounted for under the equity method.

Note 2: On April 1, 2003, Nittsu System Development Co., Ltd., Urawa Building Co., Ltd. and K.K. YR Kaihatsu were integrated to form a company, IY Real Estate Co., Ltd.

D.    Property, Plants and Equipment

Store Opening Plan

         The following table sets forth the number of superstores, supermarkets, convenience stores, Denny's restaurants and Famil restaurants opened and closed during each of the last five fiscal years and those planned for fiscal year 2004:

                                                            Fiscal year ended February 28 or 29
    Superstore operations(1)             2004           2003         2002           2001          2000          1999
    ------------------------             ----           ----         ----           ----          ----          ----
                                       (projected)
Ito-Yokado superstores:
    Net increase (decrease)                    4            (4)           (1)            6             7             7
    Open at year-end                         181           177           181           182           176           169
    Total square meters of
      sales floor space(2)             1,750,184     1,654,041     1,686,193     1,697,022     1,566,608     1,448,697

York Mart supermarkets:
    Net increase (decrease)                    1            (3)           (2)           (1)            0             3
    Open at year-end                          54            53            56            58            59            59
    Total square meters of
      sales floor space(2)                82,673        81,663        88,181        94,786       103,678       103,267

(Affiliate accounted for under
the equity method) York-Benimaru
supermarkets:
    Net increase                               5            10             1             6             2             0
    Open at year-end                         107           102            92            91            85            83
    Total square meters of
      sales floor space(2)               268,953       256,858       239,834       215,464       224,902       237,334

                                             Fiscal year ended February 28 or 29
     Convenience store       ---------------------------------------------------------------------
         operations            2004        2003        2002         2001        2000       1999
     -----------------         ----        ----        ----         ----        ----       ----
                            (projected)
Seven-Eleven Japan
    convenience stores:
    Net increase                   700         627         455         458         423         418
    Open at year-end
      Total                     10,443       9,743       9,116       8,661       8,203       7,780
      Franchised                 9,734       9,034       8,651       8,260       7,836       7,478
    Total square meters of
      sales floor space      1,153,000   1,082,386     998,603     937,376     877,083     825,489

                                                     Year ended December 31
                              ---------------------------------------------------------------------
                              2003      2002          2001         2000         1999         1998
                              ----      ----          ----         ----         ----         ----
7-Eleven, Inc.
  convenience stores(3):
  Net increase (decrease)      --           (6)           73           53           77          203
    Open at year-end           --        5,823         5,829        5,756        5,703        5,626
      Corporate                --        2,547         2,656        2,638        3,008        2,666
      Franchised               --        3,276         3,173        3,118        2,215        2,960
    Total square meters of
      sales floor space        --      920,266       917,408      898,807      879,281      863,615

                                                 Fiscal year ended February 28 or 29
                              ----------------------------------------------------------------------
   Restaurant operations          2004        2003         2002        2001        2000       1999
   ---------------------          ----        ----         ----        ----        ----       ----
                              (projected)
Denny's restaurants:
    Net increase                     30          21           16           7          12          16
    Open at year-end                601         571          550         534         527         515
    Total square meters of
      sales floor space         104,590      99,240       94,023      91,342      90,436      90,278
Famil restaurants:
    Net increase (decrease)          10          (6)           0           6           7           6
    Open at year-end                343         333          339         339         333         326
    Total square meters of
      sales floor space          33,985      33,870       34,838      34,844      34,350      33,642

-------------
Notes:

(1) Not included in the table are (i) Robinson's Japan department stores, having an aggregate of 90,000 square meters of sales floor space; (ii) free standing apparel stores of Mary Ann; and sporting goods stores of Oshman's Japan having a total sales floor space of approximately 10,000 square meters (iii) superstores operated in PRC having a total sales floor space approximately 47,500 square meters. See "Superstores Operations-Other Retail Operations" of Item 4.B.

(2) These figures previously represented total sales floor space, including the portion of tenant stores and aisles. However, they have been changed to represent "corporate-operated sales floor space" only and restated retroactively.

(3) Figures for the year 2003 (projected) are not available with respect to 7-Eleven, Inc.'s convenience stores.

Ito-Yokado Superstores

         As at February 28, 2003, a total of 177 Ito-Yokado superstores were in operation. Generally speaking, the buildings recently built for superstores are one to five or six stories, the first floor to the third floor or the first to the second floor of which are designed for sales space taking into consideration the convenience of customers, and the fourth floor and above floors of which are used as parking lots. The corporate-operated sales floor space of superstores opened in fiscal year 2003 was 29,054 square meters. The Company plans to open five superstores with a sales floor space of 102,050 square meters for fiscal year 2004. In addition to five new superstore construction projects, the Company also plans to extensively remodel 30 selected superstores and to close one store.

         It is the Company's policy to lease most of its superstores. In general, the Company also leases, rather than owns, the underlying land because of the high cost of purchasing land and the high tax rate on landowners applicable to net proceeds from the sale of land in Japan and because the Company believes that by leasing it is able to obtain more suitable store locations. Of the Company's 177 superstores in operation as at February 28, 2003, 26 were superstores where both the land and the building were owned by the Company, and the remaining 151 were superstores where either all or part of the land or the building or both were leased from others.

         See Note 1(i) and 11 of Notes to Consolidated Financial Statements for a description of the accounting for these leases and advances.

         As of February 28, 2003, the Company owned 714,780 square meters of land, of which 523,356 square meters were used for stores, 114,189 square meters for parking places at stores, 30,194 square meters for distribution or food centers and 47,041 square meters for the Company's officer and employee housing, employee welfare facilities and other purposes.

Principal Subsidiaries

  Seven-Eleven Japan

         As of February 28, 2003, Seven-Eleven Japan had a sales network consisting of 9,690 convenience stores in Japan, the sales floor space of which was 1,069,650 square meters in total. Out of the total 9,690 stores in Japan, 911 were directly owned by Seven-Eleven Japan, 3,566 were leased by Seven-Eleven Japan and 5,213 were owned by franchisees.

         As of February 28, 2003, Seven-Eleven Japan owned a total of 871,201 square meters of land, of which 143,731 square meters were used for directly owned and operated convenience stores and area offices of Seven-Eleven Japan, and 727,470 square meters were leased to franchisees.

  7-Eleven, Inc.

         As of December 31, 2002, 7-Eleven, Inc. had a total of 5,823 stores operating in the United States and Canada, of which 1,803 were owned by 7-Eleven Inc. and 4,020 were leased by 7-Eleven, Inc. The total sales floor space of the stores was 920,266 square meters.

         Generally, 7-Eleven, Inc. leases the stores for primary terms of 10 to 20 years, with options to renew for additional periods. Many leases grant 7-Eleven, Inc. a right of first refusal if the lessor decides to sell the property. In addition to the minimum annual rental payments, many leases require 7-Eleven, Inc. to pay percentage rental payments if sales exceed a certain amount, and to pay taxes, insurance and maintenance.

  Denny's Japan

         As of February 28, 2003, the total number of restaurants in operation was 571, of which only seven were owned by Denny's Japan and the remaining majority was leased by Denny's Japan. The total sales floor space was 99,240 square meters.

         As of February 28, 2003, Denny's Japan owned a total of 15,106 square meters of lands, all of which were used for restaurant operations. Most lease contracts of Denny's Japan are for buildings used for restaurants.

Capital Expenditures

         During the five years ended February 28, 2003, the Company made total expenditures in connection with its store opening plans of approximately 888,131 million yen ($7,526,534 thousand), of which approximately 38% was used for superstore operations, 54% for convenience store operations, 3% for restaurant operations and 5% for others.

         The Company expects that of 182,000 million yen ($1,542,373 thousand) of the capital expenditures for fiscal year 2004, approximately 41% will be used for superstore facilities and other retail store facilities, 51% for convenience store operations and 4% for restaurant operations and 4% for others.

         The following table summarizes the Company's capital expenditures by business segment during each of the five years ended February 28, 2003 and sets forth the current estimates of such expenditures for fiscal year 2004.

                                            Convenience
Fiscal year ended         Superstore          store            Restaurant
February 28 or 29         operations        operations         operations         Others            Total
-----------------         ----------        ----------         ----------         ------            -----
                                            (Millions of yen)
 1999                       97,998           108,308             6,432               388           213,126
 2000                       92,555            95,352             4,906                20           192,833
 2001                       66,393            74,191             3,187             4,727           148,498
 2002                       23,648            94,139             3,607            23,711           145,105
 2003                       57,748           111,506             6,181            13,134           188,569
 2004 (projected)           74,000            93,000             7,500             7,500           182,000

ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.    Operating Results

(U.S. dollar amounts in this section are translated from yen, for convenience only, at the rate of 118 yen=U.S. $1, the approximate rate of exchange on February 28, 2003.)

1. Overview

                                        Fiscal year ended February 28, 2003
                                   -----------------------------------------------
                                                       (Millions of    % change
                                   (Millions of yen)   U.S. dollars)   (2003/2002)
Revenues from operations              3,342,995           28,330           5.1%
Operating income                        178,388            1,512           8.3%
Income from continuing operations
 before income taxes                    159,006            1,348          (9.4)%
Net income                               21,024              178         (59.8)%

Net income per share                         (Yen)           (U.S. dollars)      % change
-----------------------------------------------------------------------------------------
Basic                                        50.24                0.43           (59.9)%
Diluted                                          -                   -               -

  Operating environment

         In fiscal year 2003, ended February 28, 2003, the Japanese economy showed no signs of recovery in either consumer spending or capital investment. The bad debt problem worsened and stock markets were sluggish. As a result, domestic economic conditions remained challenging. The slowdowns in the U.S. and European economies and the crises in the Middle East led to uncertainty in international affairs. Accordingly, the future course of the global economy remained difficult to forecast.

         In Japan's retail industry, sales prices maintained a declining trend against a background of ongoing deflation. In addition, employment and income levels remained low, and consumers continued to show restraint in their purchasing behavior. As a result, conditions in the industry were sluggish overall.

         The Company focused on bolstering its management system to provide an ongoing response to the rapidly changing needs of its customers. The Company took steps to ensure that the Company could offer products that meet customer needs on a timely basis, including continued efforts to enhance our marketing and product development capabilities and to increase the precision of ordering and inventory control by implementing item-by-item management. The Company also formed teams with suppliers in Japan and overseas and worked together to develop appealing products. For example, its "Made in Japan" products, which the Company is developing in collaboration with manufacturers that boast high level of technical skills of Japanese manufacturing, enabled the Company to provide customers with value added products and they were favorably received.

         In addition, since 2001 the Company has been implementing a business reengineering plan under which the Company is making the most of the Company's strong financial position to improve its operational bases, reorganize and integrate unprofitable and inefficient businesses, raise profitability, and improve management quality. In the year under review, the Company transferred the operations of discount store Daikuma and undertook significant renovations for the purpose of enhancing existing IY Group stores.

         More than a year has passed since the Company took steps to provide customers with a higher level of convenience by launching new service businesses, including IYBank, in banking, and IY Card Service, in credit cards. The Company has made full use of the Group's reliability, its store network-the largest in Japan-and its strong operational foundation, information systems, and distribution network. These steps have begun to contribute to raising the number and frequency of IY Group store visits and to improving profitability, showcasing the synergistic benefits among IY Group companies that had been expected from these new ventures.

         The Company has reclassified certain prior-year amounts to conform with the current-year presentation, such as the results of operations of Daikuma and certain stores which are presented as discontinued operations in accordance with the provisions of Statement of Financial Accounting Standard ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". (See Note 4 to the Consolidated Financial Statements.)

         In fiscal year 2003, Ito-Yokado's consolidated revenues from operations increased 5.1%, to 3,343.0 billion yen, operating income increased 8.3%, to
178.4 billion yen, and income from continuing operations before income taxes was down 9.4%, to 159.0 billion yen. Net income declined 59.8%, to 21.0 billion yen, due partially to a loss on the sale of the operations of discount store Daikuma. Basic earnings per share were 50.24 yen, compared with 125.20 yen in the previous fiscal year.

2. Revenues from Operations and Operating Income (Loss) by Business Segment

Products and Services Information                  Fiscal year ended February 28
-------------------------------------------------------------------------------------------------
                                       2003            2002            2001              2003
                                       ----            ----            ----              ----
                                                                                     (Millions of
                                                 (Millions of yen)                   U.S. dollars)
Revenues from operations
Superstore operations:
   Apparel                             398,692         414,094         417,903           3,379
   Household goods                     289,730         297,731         288,999           2,455
   Food                                763,629         722,811         698,523           6,471
----------------------------------------------------------------------------------------------
     Subtotal                        1,452,051       1,434,636       1,405,425          12,305
   Other                                72,168          66,478          64,019             612
----------------------------------------------------------------------------------------------
     Total                           1,524,219       1,501,114       1,469,444          12,917
----------------------------------------------------------------------------------------------
Convenience store operations:
   Merchandise                       1,015,255         921,947         776,250           8,604
   Gasoline                            358,098         334,195         289,038           3,035
   Franchise fees from domestic        306,060         291,518         280,124           2,593
     franchised stores
   Other                                 8,484           7,833           6,461              72
----------------------------------------------------------------------------------------------
     Total                           1,687,897       1,555,493       1,351,873          14,304
----------------------------------------------------------------------------------------------
Restaurant operations                  126,252         129,551         131,210           1,070
----------------------------------------------------------------------------------------------
Others                                  28,539          14,540          10,965             242
----------------------------------------------------------------------------------------------
Elimination                            (23,912)        (21,218)        (21,962)           (203)
----------------------------------------------------------------------------------------------
            Consolidated total       3,342,995       3,179,480       2,941,530          28,330
==============================================================================================

In fiscal year 2003, revenues from operations rose 5.1%, or 163.5 billion yen.

SUPERSTORE OPERATIONS

         Before elimination of intersegment transactions, revenues from superstore operations, which accounted for 45.3% of revenues from operations, rose 1.5%, or 23.1 billion yen.

         In apparel, the Company remained active in team-merchandising activities with groups from producing regions and manufacturers and moved forward with the development, production, and sale of new products based on market information. The Company's "Made in Japan" brand, under which development is conducted in collaboration with groups from producing regions throughout Japan, received strong support from customers who valued products made domestically. However, revenue from apparel decreased 3.7%, or 15.4 billion yen due to sluggish economic conditions.

         In household goods, the Company developed cosmetics sales areas that clearly separated self-service sections and face-to-face sales sections, expanded service-related offerings, and reevaluated sales methods for large household appliances. However, revenue from household goods decreased 2.7%, or
8.0 billion yen, reflecting a decline in sales prices caused by ongoing deflation.

         In food products, with concern about safety increasing, the Company worked to provide easy-to-understand, accurate labeling. At the same time, the Company emphasized direct shipping from producing regions and dealing with leading suppliers from each region. In response to changes in customer lifestyles, the Company expanded sales areas where the Company offer sales by weight and the processing of products in accordance with customer requests. The Company also worked to make food proposals and to develop friendly sales areas.

         In terms of sales policy, the Company strove to increase the precision of sales planning, to aggressively introduce regional products, and to bolster face-to-face sales of products with value.

CONVENIENCE STORE OPERATIONS

         Revenues from convenience store operations before elimination of intersegment revenues rose 8.5%, or 132.4 billion yen, and contributed 50.1% of total revenues.

         Domestically, in accordance with its area dominance strategy, the Company aggressively opened new stores and relocated stores to enhance its existing store network. The number of Seven-Eleven Japan stores was increased by 627, to 9,743 as of February 28, 2003. Record highs were achieved in contracts, store openings, and growth in network size.

         In the development of original products in the domestic market, the Company emphasized quality, originality, and newness; expanded areas of product development; and took steps to differentiate the merchandise lineup of each store. In services, payment-acceptance operations recorded favorable progress. In store management, the Company worked to improve ordering technology and aggressively emphasize face-to-face sales to enhance customer understanding of product quality.

         At 7-Eleven, Inc., in the United States, the Company further strengthened its fast food lineup, developing new products and improving product quality. Gasoline, cigarettes, beer, prepaid cards, noncarbonated beverages and fresh food items were key contributors to the revenue growth in fiscal year 2003. The yen depreciated and a different exchange rate used for the translation of statements of income in the consolidation of 7-Eleven, Inc.'s results had the effect of increasing revenues 36.5 billion yen. The U.S. dollar exchange rates used in fiscal year 2003 and 2002 were 125.18 yen and 121.59 yen, respectively.

RESTAURANT OPERATIONS

         Revenues from restaurant operations before elimination of intersegment revenues declined 2.5%, or 3.3 billion yen, and contributed 3.8% of total revenues. In accordance with the concepts of delicious food, friendly, sincere service, and clean restaurants, the Company took steps to improve the performance of its restaurant operations, introducing seasonal and evening menus and instituting aggressive sales promotions. However, with further declines in consumer sentiment, intensified competition, and lower customer numbers, the operating environment worsened.

OTHERS

         Revenues from other operations before elimination of intersegment revenues increased 96.3%, or 14.0 billion yen, and accounted for 0.8% of total revenues. IYBank made favorable progress in installing ATMs, in boosting its name recognition, and in expanding the range of financial institutions with which it had tie-ups. Usage numbers increased favorably. IY Card Service issues the IY Card, which combines the functions of a point card and a credit card, for the purpose of enhancing the convenience of shopping at IY Group stores. The company is offering a range of services and working to increase the number of cardholders.

         In fiscal year 2002, revenues from operations rose 8.1%, or 238.0 billion yen.

SUPERSTORE OPERATIONS

         Before elimination of intersegment transactions, revenues from superstore operations, which accounted for 46.9% of revenues from operations, rose 2.2%, or 31.7 billion yen.

         In apparel, the Company used the IY Design Studio and collaborations with outside entities to plan and develop products in line with fashion trends and rapidly introduced popular offerings.

         In household goods, the Company bolstered its capabilities in item-by-item sales through product planning coordinated with special occasions and through effective pricing policies for national brands. Customer support was obtained through the introduction of new, price-competitive, high-quality products and through a rental service for household electric goods.

         In food products, the Company worked to differentiate itself through further improvement in flavor and freshness and aggressively strove to source fresh foods directly from nearby farms and fishing grounds. In addition, in response to changes in customer lifestyles, the Company developed new produce and semiprocessed products and expanded the sales areas for these items. At the same time, the Company began to develop sales areas that are more appealing to customers, such as areas selling products in smaller packages and by weight.

         In terms of sales policy, the Company worked to make more effective use of part-time employees. New initiatives included the creation of sales areas offering seafood and sozai prepared dishes that are staffed entirely by part-time employees. The Company also took steps to develop sales areas that better meet customer needs.

CONVENIENCE STORE OPERATIONS

         Revenues from convenience store operations before elimination of intersegment revenues rose 15.1%, or 203.6 billion yen, and contributed 48.6% of total revenues.

         Domestically, the Company worked to bolster its existing stores by developing its store network in accordance with its area dominance strategy as well as by relocating stores. As a result, the Company was able to further expand its store network.

         The Company's product lineup in the domestic market was enhanced through aggressive measures to respond to growing customer concern with health issues. The Company took steps to eliminate preservatives and artificial food colorings from rice-based products, bread, sozai prepared dishes, and noodles.

         At 7-Eleven, Inc., in the United States, the Company worked to further strengthen its fast food lineup, developing new products and improving product quality. Revenues from restaurant operations before elimination of intersegment revenues declined 1.3%, or 1.7 billion yen, and contributed 4.0% of total revenues.

RESTAURANT OPERATIONS

         In restaurant operations, the Company worked to offer high-quality food with skilled and rapid preparation at reasonable prices. The Company also strove to improve fundamental customer service skills. However, with no signs of improvement in consumer spending, unseasonable summer weather, and sluggish demand for meat due to the bovine spongiform encephalopathy ("BSE") issue, operating conditions were extremely challenging, and same-store sales declined.

OTHERS

         Revenues from other operations before elimination of intersegment revenues increased 32.6%, or 3.6 billion yen, and accounted for 0.5% of total revenues. In order to provide more-convenient services that meet the needs of today's customers, the Company strove to develop new service operations. IYBank continued to expand its operations, and by the end of March 2002 the bank had installed about 3,650 ATMs in Ito-Yokado, Seven-Eleven Japan, and Denny's Japan stores.

         In fiscal year 2001, revenues from operations increased 2.0%, or 56.5 billion yen.

SUPERSTORE OPERATIONS

         In superstore operations, revenues from operations decreased 1.9%, or
29.0 billion yen, due to the postponement of purchases by customers and to significantly lower product prices.

CONVENIENCE STORE OPERATIONS

         Revenues from convenience store operations increased 7.0%, or 88.1 billion yen. The Company worked to develop original products through team merchandising. In gasoline, the Company's performance was favorable due to a rise in the number of outlets selling gasoline and to higher gasoline prices resulting from increased crude oil prices.

RESTAURANT OPERATIONS

         Revenues from restaurant operations decreased 2.3%, or 3.2 billion yen. The Company focused on the fundamentals of the restaurant business and worked to differentiate its operations by strengthening customer loyalty. However, consumer spending showed no signs of recovery and spending on restaurant dining continued to be weak. Existing store sales remained sluggish.

OTHERS

         Revenues from other operations declined 4.6%, or 0.5 billion yen.

    Increase (Decrease) in Same-Store Sales of Principal Operations

Fiscal year ended February 28                                     2003         2002        2001
-----------------------------------------------------------------------------------------------
Ito-Yokado (Superstores)                                          1.0 %        0.0 %      (6.0)%
Seven-Eleven Japan (Convenience stores)                          (0.2)%       (1.3)%      (0.2)%
7-Eleven, Inc. (Convenience stores, U.S. merchandise sales)       3.3 %        5.1 %       5.6 %
Denny's Japan (Restaurants)                                      (5.9)%       (3.1)%      (4.6)%

3. Operating Income

                                                     Fiscal year ended February 28
------------------------------------------------------------------------------------------------------------
                                                  2003            2002             2001             2003
                                                  ----            ----             ----             ----
                                                                                                (Millions of
                                                            (Millions of yen)                   U.S. dollars)
Superstore operations:
   Revenues from operations                     1,524,219       1,501,114       1,469,444          12,917
   Operating income                                22,350           3,601           5,615             190
   % of revenues                                      1.5             0.2             0.4
---------------------------------------------------------------------------------------------------------
Convenience store operations:
   Revenues from operations                     1,687,897       1,555,493       1,351,873          14,304
   Operating income                               169,672         167,247         159,405           1,438
   % of revenues                                     10.1            10.8            11.8
---------------------------------------------------------------------------------------------------------
Restaurant operations:
   Revenues from operations                       126,252         129,551         131,210           1,070
   Operating income                                 3,319           6,991           6,223              28
   % of revenues                                      2.6             5.4             4.7
---------------------------------------------------------------------------------------------------------
Others:
   Revenues from operations                        28,539          14,540          10,965             242
   Operating loss                                 (16,977)        (13,078)           (683)           (144)
   % of revenues                                        -               -               -
---------------------------------------------------------------------------------------------------------
Total before adjustments and eliminations:
   Revenues from operations                     3,366,907       3,200,698       2,963,492          28,533
   Operating income                               178,364         164,761         170,560           1,512
   % of revenues                                      5.3             5.1             5.8
---------------------------------------------------------------------------------------------------------
Elimination of Intersegment revenues:
   Revenues from operations                       (23,912)        (21,218)        (21,962)           (203)
   Operating income                                    24               9               -               0
---------------------------------------------------------------------------------------------------------
Total:
   Revenues from operations                     3,342,995       3,179,480       2,941,530          28,330
   Operating income                               178,388         164,770         170,560           1,512
   % of revenues                                      5.3             5.2             5.8
---------------------------------------------------------------------------------------------------------

         In fiscal year 2003, operating income rose 8.3%, or 13.6 billion yen. In fiscal year 2002, operating income declined 3.4%, or 5.8 billion yen.
         In fiscal year 2001, operating income decreased 3.5%, or 6.2 billion yen.

         In fiscal year 2003, in the superstore segment, business reengineering measures took effect as an increase in the number of customer visits offset the trend toward lower merchandise sales prices. As a result, revenues and operating income both improved. The ratio of operating income to revenues improved 1.3 percentage points, to 1.5%. The cost of sales ratio improved 0.4 percentage points, and the ratio of selling, general and administrative (SGA) expenses to revenues improved 0.7 percentage points.

         In the convenience store segment, the ratio of operating income to revenues declined 0.7 percentage points, to 10.1%. For domestic franchised stores, the Company records only the franchise fees as revenues, but for domestic corporate stores the Company records both revenues and cost of sales. In fiscal year 2003, the number of corporate stores increased, and the ratio of operating income to revenues declined. However, both operating revenues and operating income recorded favorable growth due to Seven-Eleven Japan's aggressive store opening strategy and superior product development. In addition, the favorable exchange rate used in the consolidation of the accounts of 7-Eleven, Inc., had the effect of increasing income due to the depreciation of the yen.

         In the restaurant segment, consumer spending declined further and demand for restaurant dining decreased substantially. Revenues and operating income both declined. The ratio of operating income to revenues decreased 2.8 percentage points, to 2.6%. This decline was a result of aggressive reengineering measures undertaken with the objective of being a company that earns the trust of its customers through the provision of superior products and services. The ratio of SGA expenses to revenues increased 2.6 percentage points.

         In the others segment, the operating loss was 17.0 billion yen, compared with a 13.1 billion yen loss in the previous year. The principal reason for this increased loss was higher marketing expenses associated with measures to bolster the operating foundations of the two companies in the financial services division, IYBank and IY Card Service.

         In fiscal year 2002, in the superstore segment, the ratio of operating income to revenues worsened 0.2 percentage points, to 0.2%. The ratio of depreciation expense to revenues improved 0.1 percentage point due to reduced capital investment, but the SGA expenses ratio rose 0.3 percentage points.

         In the convenience store segment, the ratio of operating income to revenues declined 1.0 percentage points, to 10.8%. The reason for this decline was the same as in fiscal year 2003. However, operating income rose due to improved margins stemming from increased efficiency at every level, from purchasing and production to delivery, and to the effect of a favorable exchange rate used in the consolidation of the accounts of 7-Eleven, Inc.

         In the restaurant segment, the ratio of operating income to revenues rose 0.7 percentage points, to 5.4%. This improvement was a result of efforts to raise quality and of a reevaluation of purchasing practices, which reduced the cost of sales ratio.

         In the others segment, the operating loss was 13.1 billion yen, compared with 0.7 billion yen in the previous year. The principal reason for this loss was start-up costs for IYBank and IY Card Service, which began operations during the year.

         In fiscal year 2001, in the superstore segment, the ratio of operating income to revenues declined 0.8 percentage points, to 0.4%. The Company reinforced its position as a market leader in both quality and price with its "Everyday Fair Price" policy. This policy, however, led to lower sales prices and a short-term reduction in gross profit margins. In addition, an accelerated pace of large store openings increased depreciation and SGA expenses.

         In the convenience store segment, the operating income ratio declined
0.3 percentage points, to 11.8%. The principal reason for the decline was the steady increase in the number of Seven-Eleven Japan corporate stores. However, operating income increased 4.2%, or 6.4 billion yen, reflecting aggressive product development and the use of sophisticated information technology systems.

         In the restaurant segment, the operating income ratio improved 1.3 percentage points, to 4.7%. Although sales declined due to slumping consumer spending, operating income rose due primarily to cost-reduction efforts.

         In the others segment, an operating loss of 0.7 billion yen was recorded, compared with operating income of 1.3 billion yen in the previous year. This loss was principally attributable to costs associated with the start-up of 7dream.com and Seven-Meal Service.

4. Cost of Sales by Business Segment and Superstore Cost of Sales by Product Category

                                                                           Fiscal year ended February 28
                                                -----------------------------------------------------------------------------------
                                                               % of                    % of                   % of
                                                  2003       revenues      2002      revenues     2001      revenues      2003
                                                ---------                ---------              ---------                -------
                                                                                                                       (Millions of
                                                                                                                      U.S. dollars)
                                                                           (Millions of yen)                             Dollar)
Cost of sales by business segment
--------------------------------------------------------------------------------------------------------------------------------
Superstore operations                           1,035,078      67.9%     1,025,756     68.3%    1,003,691     68.3%       8,772
Convenience store operations                      994,436      58.9%       913,944     58.8%      774,912     57.3%       8,427
Restaurant operations                              42,893      34.0%        43,735     33.8%       45,103     34.4%         364
Others                                              6,111      21.4%         4,108     28.3%        3,303     30.1%          52
-------------------------------------------------------------------------------------------------------------------------------
     Total                                      2,078,518      61.7%     1,987,543     62.1%    1,827,009     61.7%      17,615
Adjustments and eliminations                       (9,617)                  (9,543)               (10,085)                  (82)
     Total                                      2,068,901      61.9%     1,978,000     62.2%    1,816,924     61.8%      17,533
-------------------------------------------------------------------------------------------------------------------------------
Superstore cost of sales by product category
-------------------------------------------------------------------------------------------------------------------------------
Apparel                                           245,214      61.5%       266,751     64.4%      269,804     64.6%       2,078
  Percentage point change                            (2.9)                    (0.2)                  (0.2)
House-hold goods                                  202,867      70.0%       210,441     70.7%      204,690     70.8%       1,719
  Percentage point change                            (0.7)                    (0.1)                   0.3
Food                                              560,883      73.4%       532,907     73.7%      514,729     73.7%       4,754
  Percentage point change                            (0.3)                     0.0                    0.0
-------------------------------------------------------------------------------------------------------------------------------
Total on a merchandise basis                    1,008,964      69.5%     1,010,099     70.4%      989,223     70.4%       8,551
  Percentage point change                            (0.9)                     0.0                    0.1
Other                                              26,114      36.2%        15,657     23.6%       14,468     22.6%         221
-------------------------------------------------------------------------------------------------------------------------------
     Total                                      1,035,078      67.9%     1,025,756     68.3%    1,003,691     68.3%       8,772

         In fiscal year 2003, cost of sales rose 4.6%, or 90.9 billion yen. This was lower than the 5.1% growth in operating revenues, and the cost-of-sales ratio decreased 0.3 percentage points, to 61.9%. The principal reasons were as follows:

(1) In the superstore segment, the cost-of-sales ratio declined 0.4 percentage points, to 67.9%. In apparel, the cost of sales ratio declined 2.9 percentage points, to 61.5%, due to progress in team merchandising with groups from producing regions and manufacturers and to a reduction in lost sales opportunities following the early introduction of seasonal products.

(2)  In the convenience store segment, as explained in the operating income
     (loss) section, the number of Seven-Eleven Japan corporate stores increased, and the depreciation of yen affected the consolidation of the accounts of 7-Eleven, Inc. As a result, the cost-of-sales ratio increased
     0.1 percentage points, to 58.9%.

(3) In the restaurant segment, the cost-of-sales ratio increased 0.2 percentage points, to 34.0%, as a result of the efforts to reduce costs.

(4) In the others segment, the cost-of-sales ratio decreased 6.9 percentage points, to 21.4%.

         In fiscal year 2002, cost of sales rose 8.9%, or 161.1 billion yen. This was higher than the 8.1% growth in operating revenues, and the cost-of-sales ratio increased 0.4 percentage points, to 62.2%. The principal reasons were as follows:

(1)  In the superstore segment, the cost-of-sales ratio was unchanged at 68.3%.

(2) In the convenience store segment, the cost-of-sales ratio increased by 1.5 percentage points, to 58.8%. As explained in the operating income (loss) section, an increase in the number of domestic corporate stores affected the cost-of-sales ratio. In addition, the depreciation of yen resulted in a different exchange rate being used in the consolidation of 7-Eleven, Inc.'s accounts.

(3) In the restaurant segment, the cost-of-sales ratio declined 0.6 percentage points, to 33.8%.

(4) In the others segment, the cost-of-sales ratio decreased 1.8 percentage points, to 28.3%.

         In fiscal year 2001, cost of sales rose 2.9%, or 50.5 billion yen. This was higher than the 2.0% growth in operating revenues, and the cost-of-sales ratio increased 0.6 percentage points, to 61.8%.

5.   Depreciation and Amortization and Selling, General and Administrative
     Expenses

                                                                    Fiscal year ended February 28
                                                ------------------------------------------------------------------
                                                 2003        2003          % change    2003        2002      2001
                                                 ----        ----                      ----        ----      ----
                                               (Millions   (Millions of   2003/2002
                                                 of yen)   U.S. dollars)                  (% of total revenues)
Depreciation & amortization                     121,293       1,028          4.5%       3.63%      3.65%      3.58%
                                                ------------------------------------------------------------------
Selling, general & administrative expenses      974,413       8,258          5.8%      29.15%     28.96%     28.85%
                                                ------------------------------------------------------------------
Franchisee gross profit expense                  93,523         793          9.3%       2.80%      2.69%      2.43%
   Salaries & wages                             335,727       2,845          4.2%      10.04%     10.13%     10.41%
   Advertising and decoration expenses           72,512         614         15.5%       2.17%      1.97%      2.10%
   Land & building rent                         123,465       1,046          4.2%       3.69%      3.73%      3.69%
   Water, fuel and lighting expenses             68,744         583          3.6%       2.06%      2.23%      2.28%
   Equipment & repairs                           13,934         118         17.1%       0.42%      0.38%      0.56%
   Other                                        266,508       2,259          5.1%       7.97%      7.83%      7.38%

  Depreciation and Amortization

         In fiscal year 2003, depreciation and amortization expenses increased 4.5%, or 5.2 billion yen. The principal reasons were as follows:

(1) In the others segment, IYBank's installation of ATMs led to an increase in capital investment.

(2) In addition to new store openings by Seven-Eleven Japan, the yen's depreciation changed the exchange rate used in the consolidation of 7-Eleven Inc.'s accounts, which had the effect of increasing the company's depreciation and amortization expenses when stated in yen.

         In fiscal year 2002, depreciation and amortization expenses increased 10.1%, or 10.7 billion yen. The principal reasons were as follows:

(1) In the others segment, IYBank's development of new software and installation of ATM's led to an increase in capital investment.

(2) In addition to aggressive capital investment at 7-Eleven, Inc., the yen's depreciation changed the exchange used in the consolidation of 7-Eleven Inc.'s accounts, which had the effect of increasing the company's depreciation and amortization expenses when stated in yen.

         In fiscal year 2001, depreciation and amortization expenses increased 0.2%, or 0.2 billion yen. The principal reasons were as follows:

(1) In the superstore and convenience store segments, the Company undertook aggressive capital investment.

(2) The yen appreciated and a different exchange rate was used in the consolidation of 7-Eleven, Inc.'s accounts, which had the effect of reducing depreciation and amortization expenses.

SGA EXPENSES

         In fiscal year 2003, the ratio of SGA expenses to revenues was 29.15%, an increase of 0.19 percentage points, or 53.8 billion yen. The principal reasons were as follows:

(1) Due to service enhancement and aggressive new store openings in Japan, labor, rental, and utilities expenses increased.

(2) In addition to a rise in the number of 7-Eleven, Inc.'s stores, the yen depreciated, which had the effect of increasing 7-Eleven, Inc.'s SGA expenses when stated in yen.

         In fiscal year 2002, the ratio of SGA expenses to revenues was 28.96%, an increase of 0.11 percentage points, or 72.0 billion yen. The principal reasons were as follows:

(1) Due to aggressive new store openings in Japan, rental expenses rose 10.0 billion yen and utilities expenses increased 4.0 billion yen.

(2) In addition to an increase in the number of 7-Eleven, Inc.'s stores, the yen depreciated, which had the effect of raising 7-Eleven, Inc.'s SGA expenses when stated in yen.

         In fiscal year 2001, the ratio of SGA expenses to revenues was 28.85%, a decrease of 0.15 percentage points. However, the amount of SGA expenses increased 11.9 billion yen. The principal reasons for this increase were as follows:

(1) Due to aggressive new store openings, rental and utilities expenses increased.

(2) With consumption sluggish, the Company implemented aggressive sales promotion activities to stimulate demand. As a result, advertising and decoration expenses rose.

6. Reconciliation of Operating and Net Income

                                                                   Fiscal year ended February 28
                                                      ----------------------------------------------------------
                                                       2003        2002        2001         2003        % change
                                                       ----        ----        ----         ----       (2003/2002)
                                                                                        (Millions of
                                                               (Millions of yen)        U.S. dollars)
Operating income                                      178,388     164,770     170,560        1,512         8.3%
Interest income                                         2,271       3,411       4,756           19       (33.4)%
Interest expense                                      (13,929)    (13,245)    (13,358)        (118)        5.2%
Gain on subsidiary's common stock                           -      24,607           -            -           -
  contribution to employee benefit trust
(Loss) Gain on sale and write-down of                  (5,406)     (5,857)      6,931          (46)       (7.7)%
  security investments
Foreign currency (losses) gains                        (2,318)      1,821         (30)         (20)          -
--------------------------------------------------------------------------------------------------------------
Income from continuing operations
 before income taxes (A)                              159,006     175,507     168,859        1,347        (9.4)%

Income taxes (B)                                       75,192      81,185      75,910          637        (7.4)%
Effective tax rate (B)/(A)                               47.3%       46.3%       45.0%                     2.2%
--------------------------------------------------------------------------------------------------------------
Income from continuing operations before
 minority interest and equity in (losses) earnings     83,814      94,322      92,949          710       (11.1)%
Minority interest in earnings of consolidated         (38,306)    (38,591)    (42,886)        (324)       (0.7)%
  subsidiaries
Equity in (losses) earnings of affiliates                (195)      1,392       1,337           (2)          -
--------------------------------------------------------------------------------------------------------------
Income from continuing operations before loss
 from discontinued operations and cumulative
 effects of changes in accounting principles           45,313      57,123      51,400          384       (20.7)%
Loss from discontinued operations, net of income      (22,347)     (4,141)     (2,516)        (189)      439.7%
 taxes of 1,940, (1,280), and 1,899
Cumulative effect of changes in accounting
 principles, net of income taxes of 2,348,
   765, --                                             (1,942)       (659)          -          (17)      194.7%
--------------------------------------------------------------------------------------------------------------
Net income                                             21,024      52,323      48,884          178       (59.8)%
==============================================================================================================

Interest Income (Expense)

         In fiscal year 2003, net interest expense totaled 11.7 billion yen, an increase of 1.8 billion yen from fiscal year 2002. The principal reasons were as follows:

(1) Interest income was down 1.1 billion yen reflecting the decline of interest rates in Japan and the United States.

(2) A change in the exchange rate used in the consolidation of 7-Eleven, Inc.'s accounts following the depreciation of the yen led to an increase in interest expense.

(3) In the superstore segment, interest expense increased 0.1 billion yen following Ito-Yokado's issuance of 50.0 billion yen in straight bonds.

         In fiscal year 2002, net interest expense totaled 9.8 billion yen, an increase of 1.2 billion yen from fiscal year 2001. The principal reason was a lower return on investments and lower interest rates in Japan, which led to a decline of 1.3 billion yen in interest income.

         In fiscal year 2001, net interest expense totaled 8.6 billion yen, a decrease of 2.4 billion yen from fiscal year 2000. The principal reasons were as follows:

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

Income before Income Taxes

         In fiscal year 2003, income before income taxes decreased 9.4%, or 16.5 billion yen, from fiscal year 2002. The principal reasons were as follows:

(1) In the previous year, there had been a 24.6 billion yen gain on subsidiary's common stock contribution to employee retirement benefit trust.

(2)  Net interest expense increased by 1.8 billion yen.

(3) In the previous year, the Company recorded a foreign currency exchange gain of 1.8 billion yen, while in the year under review there was a foreign currency exchange loss of 2.3 billion yen, a difference of 4.1 billion yen.

         A portion of the decrease was offset by a 13.6 billion yen increase in operating income and a 451 million yen improvement in loss on sale and writedown of security investments.

         In fiscal year 2002, income before income taxes increased 0.2%, or 0.4 billion yen, from fiscal year 2001. The principal reason for the increase was that the Company recorded a gain on a subsidiary's common stock contribution to employee retirement benefit trust of approximately 24.6 billion yen, partially offset by unfavorable variance of 12.8 billion yen from fiscal year 2001 recorded in (loss) gain, and on the sale and write-down of security investments. In addition, operating income decreased by 5.8 billion yen from fiscal year 2001 and offset a portion of the gain.

         In fiscal year 2001, income before income taxes decreased 0.2%, or 0.4 billion yen, from fiscal year 2000. The principal reason was that in the superstore segment there were a decline in sales prices, a short-term decline in gross profit margins, and increases in depreciation and operating expenses associated with an accelerated pace of large-store openings.

Income Taxes

         Income taxes were 75.2 billion yen in fiscal year 2003, 81.2 billion yen in fiscal year 2002, and 75.9 billion yen in fiscal year 2001. The effective tax rate on consolidated income was 47.3% in fiscal year 2003, 46.3% in fiscal year 2002, and 45.0% in fiscal year 2001. The principal reasons for the increases in the effective tax rate in fiscal year 2003 and fiscal year 2002 were increases of losses in certain subsidiaries for which no tax benefit was recorded.

Minority Interest in Earnings of Consolidated Subsidiaries

         In fiscal year 2003, minority interest in earnings of consolidated subsidiaries declined 0.7%, or 0.3 billion yen. The principal reasons were the decline in net income for 7-Eleven, Inc., and a higher minority interest in loss of consolidated subsidiary for IYBank. However, a portion of this decline was offset by Seven-Eleven Japan's higher income before income taxes and the resulting increase in minority interest in earnings of consolidated subsidiary for Seven-Eleven Japan.

         In fiscal year 2002, minority interest in earnings of consolidated subsidiaries declined 10.0%, or 4.3 billion yen. The principal reason was related to the loss recorded by IYBank and the resulting minority interest in loss of consolidated subsidiary for the bank.

         In fiscal year 2001, minority interest in earnings of consolidated subsidiaries rose 20.3%, or 7.2 billion yen. The principal reasons were as follows:

(1) Seven-Eleven Japan's higher income before income taxes had the effect of increasing minority interest in earnings of consolidated subsidiaries.

(2) 7-Eleven, Inc.'s increase in net income and elimination of accumulated deficit had the effect of increasing minority interest in earnings of consolidated subsidiaries.

Equity in (Losses) Earnings of Affiliates

         In fiscal year 2003, equity in losses of affiliates was 0.2 billion yen, a change of 1.6 billion yen. In fiscal year 2002, equity in earnings of affiliates increased 4.1%, or 55 million yen. In fiscal year 2001, equity in earnings of affiliates decreased 25.1%, or 0.4 billion yen.

Cumulative Effects of Changes in Accounting Principles

         In fiscal year 2003, the Company adopted the provisions of Statement of Financial Accounting Standard ("SFAS") No. 143, "Accounting for Assets Retirement Obligations". Initial application of SFAS No. 143 was reported as cumulative effects of changes in accounting principles. (See Note 1(v) to the Consolidated Financial Statements.)

         In fiscal year 2002, the Company adopted the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". Initial application of SFAS No. 133 was reported as cumulative effects of changes in accounting principles. (See Note 1(u) to the Consolidated Financial Statements.)

Net Income

         As reflected in the figures and trends outlined in the preceding pages, net income in fiscal year 2003 declined 59.8%, or 31.3 billion yen, from the previous year. Net income in fiscal 2002 rose 7.0%, or 3.4 billion yen, from the previous year. Net income in fiscal 2001 rose 2.6%, or 1.3 billion yen, from the previous year.

7. Debt and Shareholders' Equity Ratios

                                                       Fiscal year ended February 28
                                      ---------------------------------------------------------------------------
                                        2003                 2002                 2001                   2003
                                        ----                 ----                 ----                   ----
                                                                                                     (Millions of
                                                    (Millions of yen)                               U.S. dollars)
                                                  (%)                  (%)                  (%)
Short-term loans                          4,535               14,066                6,768                   38
Current portion of long-term debt        44,306               18,285               16,311                  376
Long-term debt                          369,269              348,835              320,956                3,129
--------------------------------------------------------------------------------------------------------------
Total debt                              418,110   22.4       381,186   20.6       344,035   19.9         3,543
--------------------------------------------------------------------------------------------------------------
Total shareholders' equity            1,081,352            1,127,316            1,055,723                9,164
Minority interest in
  consolidated subsidiaries             364,581              345,273              325,984                3,090
--------------------------------------------------------------------------------------------------------------
Shareholders' equity and
  minority interest as a
  percentage of capitalization        1,445,933   77.6     1,472,589   79.4     1,381,707   80.1        12,254
--------------------------------------------------------------------------------------------------------------
Capitalization                        1,864,043  100.0     1,853,775  100.0     1,725,742  100.0        15,797
==============================================================================================================

Debt and Shareholders' Equity Ratios

         At the end of fiscal year 2003, shareholders' equity and minority interests as a percentage of total capitalization was 77.6%, a decrease of 1.8 percentage points from 79.4% at the end of fiscal year 2002. The principal reason was a decline of 52.9 billion yen in accumulated other comprehensive
(loss) income and an issuance of 50.0 billion yen of unsecured straight bonds.

         At the end of fiscal year 2002, shareholders' equity and minority interests as a percentage of total capitalization was 79.4%, a decrease of 0.7 percentage points from 80.1% at the end of fiscal year 2001. The yen/dollar rate used in the translation of the debt of 7-Eleven, Inc., was 131.95 yen, an increase of 17.20 yen from the previous year. This change increased 7-Eleven, Inc.'s debt by 23.5 billion yen.

         At the end of fiscal year 2001, shareholders' equity and minority interests as a percentage of total capitalization was 80.1%, a 1.4 percentage point increase from 78.7% at the end of fiscal year 2000. 7-Eleven, Inc., repaid approximately 69.8 billion yen of debt. On the other hand, Ito-Yokado issued
50.0 billion yen of straight bonds. The yen/dollar rate used in the translation of the debt of 7-Eleven, Inc. was 114.75 yen, an increase of 12.35 yen from the previous year. This change increased 7-Eleven, Inc.'s debt by 15.3 billion yen.

B.    Liquidity and Resources

  Capital Resource and Liquidity

                                                                  Fiscal year ended February 28
                                                    ----------------------------------------------------------
                                                           2003           2002          2001          2003
                                                           ----           ----          ----          ----
                                                                                                   (Millions of
                                                                    (Millions of yen)              U.S. dollars)
JAPAN:
Net cash provided by operating activities                 164,282       165,644       165,869         1,392

Cash flows from investing activities:
   Payments for purchase of property and equipment       (114,819)      (86,127)     (107,515)         (973)
   Payments for purchase of 7-Eleven, Inc.'s
    common stock                                               --            --       (59,678)           --
   Proceeds from sale of property and equipment             2,638         6,440         4,585            22
   Proceeds from sale of investments in
    subsidiary (net)                                       12,029            --            --           102
   Purchase of subsidiary's note                          (12,018)           --            --          (102)
   Other                                                  (13,154)      (24,531)       (8,340)         (111)

Cash flows from financing activities:
   Proceeds from issuance of long-term debt                55,136         8,262        56,311           467
   Repayment of long-term debt                            (17,823)      (15,863)      (11,026)         (151)
   Dividends paid                                         (14,233)      (14,214)      (13,876)         (120)
   Contribution from minority interest of
    consolidated subsidiary                                16,900        10,600            --           143
   Purchase of subsidiary's treasury stock                (10,642)      (40,900)           --           (90)
   Proceeds from sale of treasury stock                        --            --        32,462            --
   Other                                                  (15,577)      (16,364)      (12,380)         (132)
-----------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents       52,719        (7,053)       46,412           447

NORTH AMERICA AND OTHER:
Net cash provided by operating activities                  61,395        32,848        48,601           520

Cash flows from investing activities:
   Payments for purchase of property and equipment        (53,497)      (43,768)      (32,943)         (453)
   Proceeds from sale of property and equipment             2,067         1,356         8,291            18
   Other                                                   (4,302)       (1,415)         (597)          (36)

Cash flows from financing activities:
   Net proceeds from (payments under)
    commercial paper and revolving credit
    facilities                                                633         9,400       (52,152)            5
   Proceeds from issuance of long-term debt                12,018         9,314            --           102
   Repayment of long-term debt                             (3,621)       (8,614)      (24,757)          (31)
   Net Proceeds from issuance of common stock                  --            --        59,678            --
   Other                                                   (2,694)          (86)        1,276           (23)
-----------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents       11,999          (965)        7,397           102

                                                               Fiscal year ended February 28
                                                    ----------------------------------------------------
                                                     2003           2002          2001          2003
                                                     ----           ----          ----          ----
                                                                                           (Millions of
                                                             (Millions of yen)             U.S. dollars)
-------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and
   cash equivalents                                  (2,501)        3,478           860          (21)
----------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash
   equivalents                                       62,217        (4,540)       54,669          528
Cash and cash equivalents at beginning of year      546,758       551,298       496,629        4,633
----------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year            608,975       546,758       551,298        5,161
====================================================================================================

         In Japan, the Company's working capital is mainly provided by cash flows from operations. In North America, 7-Eleven, Inc.'s working capital is provided from these sources: cash flows generated from operating activities, a $650 million commercial paper facility, a $400 million facility with Seven-Eleven Japan, and borrowings of up to $200 million (reduced by outstanding letters of credit) under 7-Eleven, Inc.'s revolving credit facility.

         During the past three fiscal years, the Company's capital expenditures, excluding lease commitments, in Japan totaled 308,461 million yen and consisted primarily of the construction of new stores and the renovation of older stores. These expenditures were covered mainly by net cash provided by operating activities, which totaled 495,795 million yen over the same period. 7-Eleven, Inc.'s capital expenditures, excluding lease commitments, disbursed largely in North America, totaled 129,147 million yen during the same three-year period. This was used for new store development, continued implementation of the retail information system, new equipment, the upgrading of store and gasoline facilities, and compliance with environmental regulations. In March 2000, Ito-Yokado issued two unsecured straight bonds, which totaled 50,000 million yen. (See Note 8 to the Consolidated Financial Statements.)

         In March 2000, Ito-Yokado and Seven-Eleven Japan combined to provide 7-Eleven, Inc. with an additional 59,678 million yen (the original dollar amount was $540 million) through IYG Holding Company in a private placement transaction. These funds are primarily being used to repay the outstanding balance on 7-Eleven, Inc.'s bank term loan, to repay the outstanding balance of 7-Eleven, Inc.'s bank revolver and to reduce commercial paper facility borrowings.

         In November 2000, the Company sold the treasury stocks that were obtained associated with the merger with Goshi Kaisha Yokado and received its proceeds of 32,462 million yen. (See Note 14 to the Consolidated Financial Statements.)

         In October 2002, the Company filed a Japanese domestic shelf registration for 100,000 million yen of unsecured straight bonds with the expected period of issuance to end October 18, 2004. In connection with this registration, the Company issued 50,000 million yen of unsecured straight bonds on November 1, 2002. (See Note 8 to the Consolidated Financial Statements.)

         The Company's cash and cash equivalents rose 112,346 million yen over the past three years to 608,975 million yen. In view of recent strong growth in cash flows provided by operating activities and plans to maintain capital investment at current levels, the Company's liquidity position remains stable and management considers liquidity adequate to conduct current business operations.

         In Japan, cash and cash equivalents increased by 52,719 million yen, mainly reflecting the proceeds of the issuance of 50,000 million yen bonds. The proceeds from sale of investments in subsidiary (net) in the amount of 12,029 million yen represents the sale of all Daikuma shares. The purchase of subsidiary's note in the amount of 12,018 million yen represents a transaction between Seven-Eleven Japan and 7-Eleven, Inc. In the fiscal year ended February 28, 2002, cash and cash equivalents decreased by 7,053 million yen in Japan, reflecting the purchase of a subsidiary's treasury stock with 40,900 million yen.

         The Company expects fiscal year 2004 capital expenditures to be approximately 182,000 million yen, primarily for the construction and renovation of stores in Japan, funded by operating activities.

         On April 10, 2001, IYBank, which is owned 51% by Ito-Yokado and 49% by Seven-Eleven Japan, was established with capital of 20,205 million yen. IYBank began to offer its services through ATMs in May 2001.

         In August 2001, IYBank received its first capital injection in the amount of 10,600 million yen, followed by its second capital injection in the amount of 30,195 million yen in March 2002 from the Company and third party financial institutions. The amount paid by the third party financial institution was 16,900 million yen. As a result, IYBank's capital was increased to 61,000 million yen.

         As of March 31, 2003, IYBank had installed 5,250 ATMs mainly in the Tokyo metropolitan area. IYBank plans to install an additional 1,900 ATMs by March 2006. IYBank will utilize the cash acquired by its capital injection to install ATMs in the future.

         7-Eleven, Inc.'s Vcom is a proprietary kiosk solution to meet customer demands for convenient and continuously available financial and e-commerce services. 7-Eleven, Inc. anticipates that it will have the first 1,000 kiosks rolled out by the end of June 2003. Its longer range plans anticipate further expanding Vcom to a total of 3,500 stores. 7-Eleven, Inc. estimates its capital expenditure for the expansion to 1,000 kiosks at approximately 6,885 million yen ($58 million). 7-Eleven, Inc. will fund this expansion through a capital lease program. In connection with the 1,000 store rollout, approximately 13,770 million yen ($117 million) will be required to fund the amount of cash in the kiosks necessary for check-cashing and ATM transactions. 7-Eleven, Inc.'s current plans are to obtain these funds through its commercial paper program.

         In January 2003, 7-Eleven, Inc. entered into a note purchase agreement with Seven-Eleven Japan that authorizes the issuance and sale of up to $400 million aggregate principal amount of Senior Subordinated Notes due January 27, 2010 ("Notes") to Seven-Eleven Japan. 7-Eleven, Inc. will issue the Notes in multiple tranches through December 2003 and use the funds for general corporate purposes and to retire its subordinated debentures. On January 10, 2003, 7-Eleven, Inc. received 12,018 million yen (the original dollar amount was $100 million) from Seven-Eleven Japan under the note purchase agreement.

         On April 11, 2002, Seven-Eleven Japan's Board of Directors declared the repurchase of Seven-Eleven Japan stock up to 16 million shares with maximum cost of 80,000 million yen and it was approved by the annual shareholders' meeting held on May 24, 2002. On November 12, 2002, Seven-Eleven Japan purchased 3.4 million shares of its treasury stocks with 10,642 million yen. In addition, Seven-Eleven Japan purchased 8 million shares of its treasury stocks during March 11, 2003 through April 25, 2003 with 24,119 million yen. On April 28, 2003, Seven-Eleven Japan's Board of Directors also declared to purchase an additional 4.6 million shares of Seven-Eleven Japan treasury stocks with a maximum cost of 18,400 million yen.

         On March 25, 2003, IY Card Service made a capital increase allotted to a third party by issuing 40 thousand common shares based on a share price of 50,000 yen ($423.73). As a result, the total of common stock and additional paid-in capital was increased by 2,000 million yen, to 14,000 million yen. The ownership percentage of Ito-Yokado decreased by 14.29%, to 85.71%.

         On April 10, 2003, Seven-Eleven Japan's Board of Directors declared the repurchase of Seven-Eleven Japan stock up to 16 million shares with maximum cost of 80,000 million yen and it was approved by the annual shareholders' meeting held on May 23, 2003.

         On April 10, 2003, the Board of Directors of Ito-Yokado declared the repurchase of Ito-Yokado stock up to 8 million shares with maximum cost of 30,000 million yen and it was approved by the annual shareholders' meeting held on May 22, 2003.

C.    Research and Development, Patents and Licenses, etc.

        Not applicable.

D.    Trend Information

        See "Operating Results" of Item 5.A.

Critical Accounting Policies

Estimates

         The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Management bases its estimates and assumptions on its substantial historical experience and other relative factors.

         While the Company believes that the historical experience and other factors considered provide a meaningful basis for the accounting policies applied in the preparation of the Consolidated Financial Statements, the Company cannot guarantee that its estimates and assumptions are accurate. (See Note 1(c) to the Consolidated Financial Statements.)

Franchisees

         The accounting for foreign franchised stores, which are franchised by 7-Eleven, Inc., is different from the accounting for domestic franchised stores. In the Consolidated Financial Statements, the franchised fee from domestic franchised stores is included in "Other income". On the other hand, merchandise sales and cost of sales operated by foreign franchised stores are included in "Net sales" and "Cost of sales". The merchandise gross profit of foreign franchised stores is split between the franchisee, who normally receives 48% of the gross profit, and the Company. With regard to gasoline sales, the franchise agreements in most instances require 7-Eleven, Inc. to pay the franchisee one cent per gallon sold as compensation for the services they perform related to gasoline. By practice, in recent years 7-Eleven, Inc. has paid the franchisees 25% of the gasoline gross profit if that sum is higher than one cent per gallon sold, but 7-Eleven, Inc. is not required to continue doing so. The franchisee's share of the merchandise and gasoline gross profit is classified as a SGA expense. If the Company did not consolidate the sales and cost of sales of the foreign franchised stores into the Consolidated Financial Statements, net income would not change; however the Consolidated Statements of Income would reflect significantly lower sales and cost of sales and SGA expenses would be reduced by the amount of the franchisee's share of gross profit. Instead, the Company's share of the earnings from franchised stores would be reflected as "Other income" in the Consolidated Statements of Income.

         7-Eleven, Inc. retains a more significant financial and merchandising advisory role in the franchise business than that of most other franchisor/franchisee relationships. For example, unlike most franchise models, 7-Eleven, Inc. owns or leases the stores and the equipment used by franchisees, as well as provides accounting, merchandising and other services. Due to this significant level of involvement and retention of certain business risk associated with the ownership or leasing of franchised locations and equipment used by franchisees, the Company believes that the financial statement presentation appropriately reflects the substance of this combined economic relationship for foreign franchised stores. (See Note 1(m) to the Consolidated Financial Statements.)

Accounting for Leased Stores

         In connection with the leasing of stores, the Company generally enters into agreements whereby the Company advances to the lessors an amount equal to the construction cost of the buildings and, upon completion of construction, leases the land and buildings for 20 years. The Company generally records the assets on the balance sheet during the construction period as the Company is considered as the owner of the stores. When construction is completed, the Company generally keeps the assets on the balance sheet as the Company has continuing involvement in the assets. By making the advances for the cost of construction, the Company incurs costs equivalent to the cost of the building, which the Company believes constitutes a leasehold improvement amortizable over the life of the lease. The rental payments are in effect payments for rental of the land, and in order to allocate such rent expense ratably over the lease period, a portion of rent paid is deferred and amortized ratably over the life of the lease. (See Note 1(i) to the Consolidated Financial Statements.)

Asset Impairment

         The Company review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Employee Retirement Benefit Plans

         The Company sponsors pension and retirement plans for the employees of the parent company and its domestic subsidiaries with more than three years of service. It is the Company's policy to make contributions to the funded plans in an amount sufficient to meet the funding requirements of applicable laws and regulations. The Company utilizes certain assumptions, such as discount rate and expected long-term rate of return assets.

         The Company is required to consider current market conditions, including changes in interest rates, in selecting these assumptions. The Company decreased the discount rate from 3.0% to 2.5% in 2003, reflecting the changes in market conditions. The Company believes that discount rate of 2.5% is reasonable. If discount rate of 2.0% were selected, projected benefit obligations and unrecognized actuarial loss would increase by 28,351 million yen and accrued pension and severance costs would increase by 24,423 million yen due to an increase of additional minimum liabilities.

         Employee retirement and severance costs may change in the future due to change of these assumptions. Following the amendment of the Welfare Pension Insurance Law in Japan, on November 15, 2002, the Ito-Yokado Group Employee Pension Fund obtained approval from Japan's Ministry of Health, Labour and Welfare for exemption from the future benefit obligation with respect to the portion of the Employee Pension Fund that the Company operates on behalf of the Government (the so-called substitutional portion). The Company accounts for the entire separation process upon completion of the transfer to the Government of the substitutional portion of the benefit obligation and related plan assets in accordance with the provisions of Emerging Issues Task Force ("EITF") Issue No. 03-02 ("Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities").

         The Company expects the completion of the transfer will be made during the fiscal year ending February 29, 2004. (See Note 10 to the Consolidated Financial Statements.)

  Contractual Obligations

         A summary of the material contractual cash obligations under the long-term debt and leases is as follows:

                                                      Payment due by period
                                       -------------------------------------------------------
                                       Less than                            After
                                        1 year    1-3 years   4-5 years    5 years     Total
                                       -------------------------------------------------------
                                                          (Millions of yen)
Long-term debt                           35,578     53,276      54,379     166,431     309,664
Capital lease obligations                12,118     18,715      12,260      34,201      77,294
Operating lease obligations              74,590    131,827     105,038     387,236     698,691
                                        ------------------------------------------------------
     Total                              122,286    203,818     171,677     587,868   1,085,649
                                        ------------------------------------------------------

                                                      Payments due by period
                                        ------------------------------------------------------
                                        Less than                            After
                                         1 year    1-3 years   4-5 years    5 years      Total
                                        ------------------------------------------------------
                                                       (Millions of U.S. dollars)
Long-term debt                              302        451         461       1,410       2,624
Capital lease obligations                   103        158         104         290         655
Operating lease obligations                 632      1,117         890       3,282       5,921
                                          ----------------------------------------------------
     Total                                1,037      1,726       1,455       4,982       9,200
                                          ----------------------------------------------------

 Commercial Commitments

         A summary of the material commercial commitments is as follows:

                                                        Amount of commitment expiration per period
                                                  -------------------------------------------------------
                                                  Less than                             After
                                                   1 year    1-3 years    4-5 years    5 years     Total
                                                  -------------------------------------------------------
                                                                   (Millions of yen)
Distribution service                               107,910    224,813          --          --     332,723
Gasoline supply                                    110,908    227,810      85,129          --     423,847
IT commitments                                       7,793     14,988       5,995          --      28,776
Acquisition or construction of property and
  equipment                                         44,738         --          --          --      44,738
Other guarantees*                                      543        257         699       7,051       8,550
                                                   ------------------------------------------------------
     Total                                         271,892    467,868      91,823       7,051     838,634
                                                   ------------------------------------------------------

*Guarantee amount related to employees' housing loans is not included because it is immaterial.

                                                           Amount of commitment expiration per period
                                                   ------------------------------------------------------
                                                   Less than                              After
                                                     1 year   1-3 years    4-5 years     5 years    Total
                                                   ------------------------------------------------------
                                                               (Millions of U.S. dollars)
Distribution service                                   914      1,905          --          --       2,819
Gasoline supply                                        940      1,931         721          --       3,592
IT commitments                                          66        127          51          --         244
Acquisition or construction of property and
  equipment                                            379         --          --          --         379
Other guarantees*                                        5          2           6          60          73
                                                     ----------------------------------------------------
     Total                                           2,304      3,965         778          60       7,107
                                                     ----------------------------------------------------

*Guarantee amount related to employees' housing loans is not included because it is immaterial.

Distribution Services

         In July 2002, 7-Eleven, Inc. signed a new 40-month service agreement with McLane Company, Inc., under which McLane is the primary distributor of traditional grocery products to 7-Eleven U.S. stores and designated combined distribution centers in the United States. The new agreement became effective in September 2002 and replaces a prior 10-year agreement that was set to expire in November 2002. Under the terms of the agreement, 7-Eleven, Inc. is required to purchase a minimum percentage of eligible purchases from McLane. 7-Eleven, Inc. exceeded the minimum percentage in 2003 and expects to exceed it in 2004. (See
Note 12 to the Consolidated Financial Statements).

Gasoline Supply

         7-Eleven, Inc. is in the 17th year of a 20-year product purchase agreement with Citgo Petroleum Corporation ("Citgo"). This agreement, which expires in September 2006, permits 7-Eleven, Inc. to purchase gasoline from parties other than Citgo, but obligates 7-Eleven, Inc. to purchase specified quantities of gasoline at market prices from Citgo. Minimum required annual purchases under this agreement are generally the lesser of 750 million gallons or 35% of gasoline purchased by 7-Eleven, Inc. for retail sale. 7-Eleven, Inc. has met the minimum required annual purchases each year and expects to meet the minimum required annual purchase levels in 2004. (See Note 12 to the Consolidated Financial Statements.)

IT Commitments

         7-Eleven, Inc. has various information technology commitments that require 7-Eleven, Inc. to purchase minimum amounts of products and services annually. 7-Eleven, Inc. has historically exceeded such minimum purchase requirements in the past and expects to continue doing so for the foreseeable future. 7-Eleven, Inc.'s failure to satisfy the minimum purchase requirements could cause 7-Eleven, Inc. to make payments to the applicable provider(s) equal to the commitment(s) or a predetermined percentage of the commitment(s). (See
Note 12 to the Consolidated Financial Statements.)

Acquisition or Construction of Property and Equipment

         At February 28, 2003, the Company had outstanding contractual obligations for the acquisition or construction of property and equipment aggregating approximately 44,738 million yen ($379,136 thousand).

Other Guarantees

         The Company was contingently liable as guarantor of mainly employees' housing loans and indebtedness or liability for the acquisition of the property of certain store lessors aggregating 10,268 million yen ($87,017 thousand) at February 28, 2003. The Company guaranteed 1,717 million yen ($14,551 thousand) in relation to its employees' housing loans which consist of many small amounts with various due dates. The guaranteed amount is the maximum potential amount that the Company could be required to pay in the event of default by its employee. The amount of guarantee related to indebtedness or liability for the acquisition of the property of certain store lessors was 7,692 million yen ($65,186 thousand). In addition, the Company guaranteed 859 million yen ($7,280 thousand) in relation to the loans of the Company's equity affiliates and vendor.

Other Issues

Environmental

         At December 31, 2002, 7-Eleven, Inc.'s estimated undiscounted liability for its environmental costs related to remedial action at existing and previously operated gasoline storage sites and other operating and non-operating properties where releases of regulated substances have been detected was 4,376 million yen ($37,085 thousand). 7-Eleven, Inc. anticipates that substantially all of the future remediation costs for detected releases of regulated substances at remediation sites of which it is aware, as of December 31, 2002, will be incurred within the next five to six years. The estimated liability could change for several reasons, including revisions to or the creation of governmental requirements.

         Under state reimbursement programs in the U.S., 7-Eleven, Inc. is eligible to receive reimbursement for a portion of remediation costs previously incurred. Accordingly, at December 31, 2002, 7-Eleven, Inc. had recorded net receivable amounts of 7,194 million yen ($60,966 thousand) for the estimated state reimbursements, of which 4,089 million yen ($34,653 thousand) relates to remediation costs incurred in the state of California.

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

         The estimated future remediation expenditures and related state reimbursement amounts could change as governmental requirements and state reimbursement programs continue to be implemented or revised. (See Note 12 to the Consolidated Financial Statements.)

Accounting Standards

         The Company adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets", as of March 1, 2002. The adoption of this statement resulted in a decrease of amortization expense of approximately 4,934 million yen ($41,814 thousand) for the year ended February 28, 2003. (See Note 1(k) to the Consolidated Financial Statements.)

         The Company adopted the provisions of SFAS No. 143, "Accounting for Asset Retirement Obligations", as of March 1, 2002. This statement requires the Company to recognize an estimated liability for the removal of 7-Eleven, Inc.'s underground gasoline storage tanks. The cumulative effect of adjustment adopting upon this statement, net of income taxes and minority interest, resulted in a decrease of 1,942 million yen ($16,458 thousand) and recorded as cumulative effects changes in accounting principles in the Consolidated Financial Statements. (See Note 1(v) to the Consolidated Financial Statements.)

         The Company adopted the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", as of March 1, 2002. The adoption of this statement did not have a material impact on the Company's impairment policy or net income; however, it did result in classifying the operations of certain stores and the losses related to the sale of all shares of a subsidiary as discontinued operations in the Consolidated Financial Statements. (See Note 4 to the

Consolidated Financial Statements.)

         The Company adopted the provisions of SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections", as of March 1, 2002. The Company has restated the Consolidated Statements of Income to include prior-year extraordinary gains from extinguishments of debt in "Selling, general and administrative expenses" as a result of adopting the provisions of this statement. (See Note 1(w) to the Consolidated Financial Statements.)

Recently Issued Accounting Standards

         The Company adopted SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections", as of March 1, 2002. This new statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that Statement, FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". This statement also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers". This statement amends SFAS No. 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The impact of the adoption of this statement should be immaterial. The reclassification of accounts related to the gain on debt redemption that was recorded as extraordinary gain in the consolidated financial statements was made in accordance with the provisions of this statement.

         SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", was issued in June 2002. This new statement nullifies Emerging Issue Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" and requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. These costs generally arise from store closings and are recorded at the time of the store is closed.

         SFAS No. 147, "Acquisitions of Certain Financial Institutions -- an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9", was issued in October 2002. This statement removes acquisitions of financial institutions from the scope of both Statement 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". This statement amends SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor and borrower-relationship intangible assets and credit cardholder intangible assets. The adoption of this statement did not have any impact on the Company's financial statements.

         SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure--an amendment of FASB Statement No. 123," was issued in December 2002. This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock based employee compensation. In addition, this statement amends the disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of this statement are effective for fiscal years ending after December 15, 2002. At the present time, 7-Eleven, Inc., a consolidated subsidiary, does not intend to adopt the fair-value-based method for its stock compensation plans.

         FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", was issued in November 2002. The interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of the interpretation are to be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The adoption of this interpretation will not have a material impact on the Company's financial statements.

         In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities--an Interpretation of ARB No. 51". This interpretation addresses consolidation by a primary beneficiary of a variable interest entity
(VIE). FIN No. 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 become effective for the Company in the first reporting period beginning after June 15, 2003. For variable interest entities acquired prior to February 1, 2003, any difference between the net amount added to the balance sheet and the amount of any previously recognized interest in the variable interest entity will be recognized as a cumulative effect of an accounting change. On an annual basis, the Company expects the impact on net income to be a charge of approximately 345 million yen to 482 million yen in the Company's financial statements.

Outlook

         At this point, the future course of the Japanese and global economies is not clear, and the outlook for international affairs is uncertain. In the retail industry, the Company anticipate continued weak consumer spending. As a result, the IY Group's operating environment does not lend itself to optimism.

         Guided by its principle of "responding to change and strengthening fundamentals," the IY Group will not limit itself to past ways of doing things. The Group will continue working to increase the precision of its merchandising and marketing activities and to provide products and services that accurately meet changing customer needs. Toward those ends, the Group will continue to emphasize innovation and to implement its Business Reengineering Plan.

         The Company's basic policy for Ito-Yokado superstores is to emphasize quality, with a focus on profitability and convenience for each region's customers. In the year ahead, the Company plans to open five stores and to close one, for a total of 181 domestic superstores at the end of fiscal year 2004. In the People's Republic of China ("PRC"), the Company plans to open our second superstore in Chengdu, Sichuan Province, in September 2003, for a total of four superstores.

         Seven-Eleven Japan will continue to implement its area dominance strategy, where it focuses on opening stores in regions where it can achieve a high store density, such as the Tokyo metropolitan area. In addition, Seven-Eleven Japan will reinforce its position in the Chukyo region, where it began to open stores in the year under review. Seven-Eleven Japan plans to open 1,000 new stores and to close 300, for a total of 10,443 of Seven-Eleven Japan stores at the end of February 2004. Overseas, Seven-Eleven Japan is also preparing to commence operations in the PRC. In the United States and Canada, 7-Eleven, Inc., opened 16 stores and closed 48 underperforming stores during the first quarter of 2003, and, as a result, as of March 31, 2003, the number of 7-Eleven stores was 5,791.

         Denny's Japan will continue to accelerate the pace of new restaurant openings, adding 50 new restaurants while closing 20. Plans call for 601 Denny's restaurants at the end of February 2004.

         IYBank will aggressively pursue tie-ups with financial institutions, install additional ATMs in IY Group stores, and offer a wider range of services. The bank aims to install 7,150 ATMs in IY Group stores by the end of March 2006. IY Card Service aims to acquire four million card members by the end of February 2005.

ITEM 6.           DIRECTOR, SENIOR MANAGEMENT AND EMPLOYEES

A.      Directors, Corporate Auditors and Senior Management as at February 28,
2003

Directors

-------------------------------------------------------------------------------------------------------
                                                                                  (1) Number of shares
                             Resume                                                    of the Company
        Name                 *Status as other company's representative,           (2) Special interest
        (Date of Birth)       if any                                                   with the Company
-------------------------------------------------------------------------------------------------------
1       Masatoshi Ito        Apr. 1958 - President and Representative Director    (1) 5,328,431 shares
        (Apr. 30, 1924)        of the Company                                     (2) None
                             Oct. 1992 - Director and Advisor of the Company
                             Feb. 1996 - Honorary Chairman and Director of the
                               Company (to present)
                             May 1996 - Honorary Chairman and Director of
                               Seven-Eleven Japan Co., Ltd. (to present)
                             May 1996 - Honorary Chairman and Director of
                               Denny's Japan Co., Ltd. (to present)

                             *Chairman and Director of 7-Eleven, Inc.
                             *Chairman and Director of IYG Holding Company
-------------------------------------------------------------------------------------------------------
2       Toshifumi Suzuki     Sep. 1963 - entered into the Company                 (1) 814,000 shares
        (Dec. 1, 1932)       Sep. 1971 - Director of the Company                  (2) Note 1.
                             Sep. 1977 - Managing Director of the Company
                             Feb. 1978 - President and Representative Director
                               of Seven-Eleven Japan Co., Ltd.
                             Apr. 1983 - Senior Managing Director of the Company
                             May 1985 - Executive Vice President and Director of
                               the Company
                             Oct. 1992 - President and Representative Director
                               of the Company (to present)
                             Oct. 1992 - Chairman and Representative Director of
                               Seven-Eleven Japan Co., Ltd. (to present)

                             *Chairman and Director of Seven-Eleven Japan Co.,
                               Ltd.
                             *Vice Chairman and Director of 7-Eleven, Inc.
                             *Chairman and Director of SEVEN-ELEVEN (Hawaii),
                               INC
                             *President and Director of IYG Holding Company
                             *Chairman and Director of 7dream.com
                             *Chairman and Director of IY Card Service Co., Ltd.
-------------------------------------------------------------------------------------------------------
3       Hyozo Morita         Apr. 1958 - entered into the Company                 (1) 1,620,000 shares
        (Mar. 7, 1934)       Sep. 1971 - Director of the Company                  (2) Note 2.
                             Sep. 1977 - Managing Director of the Company
                             Apr. 1983 - Senior Managing Director of the Company
                             May 1985 - Executive Vice President and Director of
                               the Company (to present)
                             Mar. 1994 - in charge of Corporate Operations (to
                               present)

                             *President and Director of K.K. Sanei
-------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
4       Nobutake Sato        Nov. 1964 - entered into the Company                 (1) 19,000 shares
        (Aug. 8, 1938)       May 1977 - Director of the Company                   (2) Note 3.
                             Nov. 1979 - Chief of Corporate Strategy Division of
                               the Company (to present)
                             Apr. 1983 - Managing Director of the Company
                             May 1985 - Senior Managing Director of the Company
                             May 1993 - Executive Vice President and Director of
                               the Company (to present)
                             May 2000 - Chairman and Representative Director of
                               York-Benimaru Co., Ltd. (to present)

                             *Chairman and Representative Director of
                               York-Benimaru Co., Ltd.
                             *President and Director of Urawa Building Co., Ltd.
                             *President and Director of Nittsu System
                               Development Co., Ltd.
                             *President and Director of K.K. Y R Kaihatsu
                             *President and Director of K.K. Shiba Park
                               Publishing
                             *Executive Vice President and Director of IYG
                               Holding Company
---------------------------------------------------------------------------------------------------
5       Isao Kobayashi       Mar. 1980 - entered into the Company                 (1) 3,000 shares
        (Jul. 11, 1933)      May 1982 - Director of the Company                   (2) None
                             May 1986 - Managing Director of the Company
                             Feb. 1993 - Chief of Development Division of the
                               Company (to present)
                             May 1993 - Senior Managing Director of the Company
                               (to present)
---------------------------------------------------------------------------------------------------
6       Akihiko Hanawa       Aug. 1967 - entered into the Company                 (1) 21,000 shares
        (Feb. 12, 1942)      May 1985 - Director of the Company                   (2) None
                             May 1991 - Managing Director of the Company
                             May 1996 - Senior Managing Director of the Company
                               (to present)
                             June 1996 - Director of China Division of the
                               Company (to present)
---------------------------------------------------------------------------------------------------
7       Sakae Isaka          Mar. 1966 - entered into the Company                 (1) 11,000 shares
        (May 13, 1942)       Jan. 1989 - Managing Director of York Mart Co.,      (2) None
                               Ltd.
                             May 1993 - Director of York-Benimaru Co., Ltd.
                             May 1994 - Senior Managing Director of York Mart
                               Co., Ltd.
                             Feb. 1995 - Director of the York Mart Co., Ltd.
                               (to present)
                             May 1995 - Managing Director of the Company
                             June 1996 - Chief Operating Officer of the Company
                               (to present)
                             May 2001 - Senior Managing Director of the Company
                               (to present)
---------------------------------------------------------------------------------------------------
8       Toshie Henmi         Mar. 1960 - entered into the Company                 (1) 60,000 shares
        (Jul. 6, 1941)       May 1985 - Director of the Company                   (2) None
                             May 1985 - Director of Corporate Program Management
                               Department of the Company (to present)
                             May 1993 - Managing Director of the Company (to
                               present)
---------------------------------------------------------------------------------------------------
9       Noritoshi Murata     Oct. 1971 - entered into the Company                 (1) 5,000 shares
        (Feb. 11, 1944)      May 1990 - Director of the Company                   (2) None
                             May 1996 - Managing Director of the Company (to
                               present)
                             June 1996 - Director of Store Operating Division of
                               the Company (to present)
---------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
10      Akira Miyauchi       July 1997 - entered into the Company                 (1) 1,000 shares
        (May 27, 1940)       Feb. 1998 - Chief Financial Officer of the Company   (2) None
                               (to present)
                             May 1998 - Managing Director of the Company (to
                               present)
--------------------------------------------------------------------------------------------------
11      Atsushi Kamei        Jan. 1980 - entered into the Company                 (1) 1,000 shares
        (May 30, 1944)       May 1993 - Director of the Company                   (2) None
                             May 1999 - Managing Director of the Company (to
                               present)
                             Apr. 2002 - Deputy Chief of Development Division of
                               the Company
--------------------------------------------------------------------------------------------------
12      Akira Hinosawa       Mar. 1969 - entered into the Company                 (1) 1,000 shares
        (Apr. 20, 1946)      May 1993 - Director of the Company                   (2) None
                             May 1999 - Managing Director of the Company (to
                               present)
                             Nov. 2000 - Director of Apparel Division of the
                               Company (to present)
--------------------------------------------------------------------------------------------------
13      Sakue Mizukoshi      July 1975 - entered into the Company                 (1) 1,000 shares
        (May 3, 1941)        May 1993 - Director of the Company                   (2) Note 4
                             May 1993 - Director of Corporate Communications
                               Department and Office of Social and Cultural
                               Affairs of the Company (to present)
                             May 1999 - Managing Director of the Company (to
                               present)
--------------------------------------------------------------------------------------------------
14      Minoru Inaoka        May 1984 - entered into the Company                  (1) 1,000 shares
        (Aug. 31, 1945)      May 1993 - Director of the Company                   (2) None
                             May 2001 - Managing Director and Chief of General
                               Affairs Division of the Company (to present)

                             *President of K.K. York Insurance
--------------------------------------------------------------------------------------------------
15      Yoshiaki Ota         Mar. 1969 - entered into the Company                 (1) 2,000 shares
        (Sep. 4, 1946)       Nov. 1990 - General Manager of Distribution Systems  (2) None
                               Development Project of the Company May
                             May 1993 - Director of the Company (to present)
                             May 2001 - Managing Director and Chief of Personnel
                               Division of the Company (to present)
--------------------------------------------------------------------------------------------------
16      Shigeru Takemoto     Nov. 1984 - entered into the Company, General        (1) 1,000 shares
        (Jan. 22, 1949)        Manager of Government Relations Department of the  (2) None
                               Company
                             May 1993 - Director of Office of the President of
                               the Company
                             May 2001 - Managing Director of the Company (to
                               present)
--------------------------------------------------------------------------------------------------
17      Yoshinobu Naito      Mar. 1966 - entered into the Company                 (1) 2,000 shares
        (Jun. 6, 1943)       Feb. 1980 - General Manager of Public Relations      (2) None
                               Department of the Company
                             May 1994 - Director of Public Relations Department
                               of the Company (to present)
--------------------------------------------------------------------------------------------------
18      Shiro Kawabe         June 1978 - entered into the Company                 (1) 2,000 shares
        (Dec. 13, 1942)      Feb. 1985 - General Manager of General               (2) None
                               Merchandising Division, in charge of product
                               development of the Company
                             May 1996 - Director of the Company (to present)
                             Nov. 2000 - Senior Merchandiser in charge of
                               Women's Wear of the Company
                             Jan. 2001 - Deputy Director of Apparel Division of
                               the Company (to present)
--------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
19         Shigeo Kawa               Mar. 1970 - entered into the Company                   (1)  1,000 shares
           (Nov. 1, 1946)            Nov. 1992 - General Manager of Merchandising & Store   (2)  None
                                        Operating Group of the Company
                                     May 1997 - Director of the Company (to present)
                                     Feb. 1998 - Director of Household Goods Division of
                                        the Company (to present)
-------------------------------------------------------------------------------------------------------------

20         Akira Sakamoto            June 1972 - entered into the Company                   (1)  1,000 shares
           (Dec. 18, 1947)           Feb. 1989 - General Manager of General Merchandising   (2)  None
                                        Division, in charge of Kansai zone of the Company
                                     May 1999 - Director of the Company (to present)
                                     Jan. 2000 - Senior Merchandiser in charge of
                                        Household Commodities and Senior Merchandiser in
                                        charge of Cosmetics & Drugs of the Company
                                        (to present)
-------------------------------------------------------------------------------------------------------------

21         Yoji Okamura              Mar. 1972 - entered into the Company                   (1)  1,000 shares
           (Dec. 9, 1948)            Feb. 1991 - Zone Manager of Saitama Zone of the        (2)  None
                                        Company
                                     Oct. 1997 - General Manager of Information System
                                        Department of the Company
                                     Jan. 2001- Director of the Company and Director of
                                        Information System Division (to present)
-------------------------------------------------------------------------------------------------------------

22         Tsutomu Omori             Mar. 1973 - entered into the Company                   (1)  1,000 shares
           (Aug. 20, 1950)           Feb. 1988 - General Manager of Fish Department of the  (2)  None
                                        Company
                                     May 2001 - Director of the Company (to present)
-------------------------------------------------------------------------------------------------------------

23         Katsuhiro Goto            July 1989 - entered Seven-Eleven Japan Co., Ltd.       (1) 1,000 shares
           (Dec. 20, 1953)           Sep. 2000 - General Manager of Office of the           (2) None
                                        President of Seven-Eleven Japan Co., Ltd.
                                     Apr. 2002 - Chief of Office of the President of the
                                        Company (to present)
                                     May 2002 - Director of the Company (to present)
-------------------------------------------------------------------------------------------------------------

Notes:

         1. Mr. Toshifumi Suzuki acts at the same time as Representative Director of Seven-Eleven Japan which carries on the same kind of business as the Company.

         2. Mr. Hyozo Morita acts at the same time as Representative Director of K.K. Sanei, which carries on the same kind of business as the Company. Also, he carries on transactions with the Company representing K.K. Sanei.

         3. Mr. Nobutake Sato acts at the same time as Representative Director of York-Benimaru Also, he carries on transactions with the Company representing K.K. Shiba Park Publishing.

         4. Ms. Sakue Mizukoshi carried on transactions with the Company representing K.K. Terre Verte.

Corporate Auditors

----------------------------------------------------------------------------------------------------------------
                                                                                            (1) Number of shares
                                                                                                of the Company
                                                                                            (2) Special interest
           Name                                                                                 with the
           (Date of Birth)           Resume                                                     Company
----------------------------------------------------------------------------------------------------------------
1          Mitsuo Goto               July 1980 - General Manager of Sales Planning Dept.    (1) 1,000 shares
           (Mar. 7, 1935)               of the Nomura Securities Co., Ltd.                  (2) None
                                     Dec. 1985 - Senior Managing Director of Japan
                                        Associated Finance Co., Ltd. (currently JAFCO
                                        Co., Ltd.)
                                     Oct. 1988 - President of Representative Director of
                                        Nomura Wasserstein Perella Co., Ltd.
                                     July. 2000 - entered into the Company as an advisor
                                     May. 2001 - full-time Corporate Auditor of the
                                        Company (to present)
----------------------------------------------------------------------------------------------------------------

2          Ikuo Kanda                July 1969 - entered the Company                        (1) 2,000 shares
           (Oct. 1, 1946)            Feb. 1992 - General Manager of Accounting Record       (2) None
                                        Processing Department of the Company
                                     May 2002 - Corporate Standing Auditor
                                        (to present)
----------------------------------------------------------------------------------------------------------------

3          Kenichi Suematsu          June 1988 - President and Representative Director      (1) 0 shares
           (March 2, 1926)              of The Mitsui Bank, Limited                         (2) None
                                     Apr. 1990 - President and Representative Director
                                        of The Taiyo Kobe-Mitsui Bank, Limited
                                     Apr. 1992 - President and Representative Director
                                        of The Sakura Bank, Limited
                                     June 1994 - Chairman and Representative Director
                                        of The Sakura Bank Limited
                                     May 1996 - Corporate Auditor of the Company
                                        (to present)
                                     July 1998 - Standing Adviser of The Sakura Bank
                                        Limited (to present)
----------------------------------------------------------------------------------------------------------------

4.         Takuji Yamamoto           Feb. 1969 - entered into the Company                   (1) 330,000 shares
           (Jan. 26, 1934)           Apr. 1973 - registered as Certified Public             (2) None
                                        Accountant
                                     Apr. 1975 - Director of the Company
                                     Apr. 1983 - Managing Director of the Company
                                     May 1985 - resigned as Managing Director of the
                                        Company
                                     June 1985 - Representative of Yamamoto Management
                                        Issues Research Institution
                                        (to present)
                                     May 1998 - Corporate Auditor of the Company
                                        (to present)
----------------------------------------------------------------------------------------------------------------

         Note: Messrs. Kenichi Suematsu and Takuji Yamamoto, Corporate Auditors, are outside Corporate Auditors prescribed in Article 18, Section 1 of the Special Law of the Commercial Code Concerning the Audit of Corporation ("Kabushiki-Kaisha").

B.    Compensation

         The aggregate amount of remuneration, including bonuses, paid to all Directors, Corporate Auditors and officers of the Company as a group by the Company and its subsidiaries for services in all capacities during fiscal year 2003 was 775 million yen ($6,564 thousand). Directors and Corporate Auditors receive bonuses in one installment, the aggregate amount of which is approved at the annual general meeting of shareholders and is based on the Company's performance for the fiscal year. The amounts of the bonuses paid to individual Directors and Corporate Auditors are thereafter determined at a meeting of the Board of Directors.

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

         It was approved at the general meeting of shareholders held on May 22, 2003 that condolence money shall be presented to Messrs. Hyozo Morita, Isao Kobayashi, Toshie Henmi, Akira Miyauchi, Shiro Kawabe and Tsutomu Omori who resigned as Directors, and Mr. Yasuhisa Ito who resigned as Director on October 8, 2002 and Mr. Takuji Yamamoto who resigned as Corporate Auditor, in order to reward their meritorious services. The amount, the date of presentation and the procedure therefor are requested to be entrusted to the Board of Directors' determination in the case of resigning Directors, and the determination among Corporate Auditors in the case of a resigning Corporate Auditor within the appropriate amount to be fixed based on the Company's officers' severance benefit regulations.

Resumes of the resigning Directors are as follows:

-------------------------------------------------------------------------------------------------
     Name                                                  Resume
-------------------------------------------------------------------------------------------------
                                 Sep. 1971 - Director of the Company
                                 Sep. 1977 - Managing Director of the Company
Hyozo Morita                     Apr. 1983 - Senior Managing Director of the Company
                                 May  1985 - Executive Vice President and Director of the Company

-------------------------------------------------------------------------------------------------
                                 May  1982 - Director of the Company
Isao Kobayashi                   May  1986 - Managing Director of the Company
                                 Feb. 1993 - Chief of Development Division of the Company
-------------------------------------------------------------------------------------------------
                                 May  1989 - Director of the Company
Yasuhisa Ito                     May  1991 - Managing Director of the Company
                                 May  1995 - Chief of Development Division of the Company
                                 Oct. 2002 - Resignation from the Company
-------------------------------------------------------------------------------------------------
Toshie Henmi                     May  1985 - Director of the Company
                                 May  1993 - Managing Director of the Company
-------------------------------------------------------------------------------------------------
Akira Miyauchi                   May  1998 - Managing Director of the Company
-------------------------------------------------------------------------------------------------
Shiro Kawabe                     May  1996 - Director of the Company
-------------------------------------------------------------------------------------------------
Tsutomu Omori                    May  2001 - Director of the Company
-------------------------------------------------------------------------------------------------
Takuji Yamamoto                  May  1998 - Corporate Auditor of the Company
-------------------------------------------------------------------------------------------------

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

         Under the Japanese Commercial Code, the Corporate Auditors of the Company have the duty of examining the financial statements and business reports which are submitted by the Board of Directors to general meetings of shareholders and also of supervising the administration by the Directors of the Company's affairs. Corporate Auditors are not required to be, and the Corporate Auditors are not, certified public accountants. According the recent amendments to the Commercial Code promulgated in December 2001 and enforced from May 1, 2002, they have to participate in and express their opinion at meetings of the Board of Directors but are not entitled to vote, and the term of the Corporate Auditors is four years except for the Corporate Auditors currently in office, the term of which is three years according to the Commercial Code before the above amendments. Full-time Corporate Auditors are appointed from among the Corporate Auditors. The Company has a Board of Corporate Auditors consisting of at least three Corporate Auditors. Pursuant to amendments to the Law Concerning Exception to the Commercial Code Relating to Audit, etc. of Kabushiki Kaisha, promulgated in December 2001, but in the case of the Company effective after full three years following May 1, 2002 (due to the transitional period provided for in the amendments), not less than half of the Corporate Auditors must be from outside the Company. Rights and duties of Corporate Auditors provided for in the amendments to the Commercial Code are further strengthened to include, among others, prior consent required to be obtained from the Board of Corporate Auditors with respect to an agenda to elect a Corporate Auditor at the general meeting of shareholders of the Company.

         The Company is required to appoint independent certified public accountants as well as Corporate Auditors. These independent certified public accountants have as their primary statutory duties the examination of the financial statements prepared in accordance with the Japanese Commercial Code and proposed to be submitted by the Board of Directors to general meetings of shareholders and the reporting of their opinion thereon to the Corporate Auditors and the Directors.

         The Company will continue working to bolster its corporate governance, centered on the roles of its directors and auditors. Our auditors, including two outside auditors, currently monitor not only compliance with laws and regulations but also broad range of our operations. The Company is confident that the Company is implementing management oversight in an effective manner.

         In addition, decisions about important management issues, such as groupwide strategies, management policies and allotment of operational resource, are made by the Corporate Committee, founded in 1980. Through Corporate Committee, the Company has tried to create a clear decision making processes and a transparent management style.

         Our operating environment is changing dramatically, however, and in accordance with the management philosophy of the IY Group, The Company strive to be a reliable company that is trusted by its customers, stockholders, suppliers, and employees. To enhance the satisfaction of all of our stakeholders, the Company must further increase the speed of our decision-making. To that end, at the Board of Directors held on April 10, 2003, the Company resolved that the chairman and representative director (C.E.O.) and president and representative director (C.O.O.) have been positioned as the leaders of our management team, and the Company has introduced an executive officer system to strengthen our management execution, which was inaugurated on May 22, 2003. As a result, the Company has built an environment in which executive officers concentrate on operational activities and higher levels of motivation are focused on the challenge of implementing management reforms.

         With the approval at the Ordinary Annual Meeting of Shareholders held on May 22, 2003, the Company changed the term of office of director from two year, to one year. This change enables us to make clear responsibilities of management and to build the management system necessary for flexible and swift response to drastic changes in operating environment.

D.    Employees

Number of Employees

         The number of full-time employees by business segment at the end of February 2003, 2002 and 2001 were as follows:

  Number of full-time employees by business segment:

                                                        As at the end of February
                                                       ----------------------------
                                                        2003       2002       2001
                                                        ----       ----       ----
Superstore operations                                  17,008     19,124     20,581
Convenience store operations                           27,453     28,474     29,351
Restaurant operations                                   2,224      2,317      2,506
Others                                                    732        721        582
-----------------------------------------------------------------------------------
Total                                                  47,417     50,636     53,020
===================================================================================

         The number of temporary employees by business segment on average for fiscal year 2003, 2002 and 2001 were as follows:

  Number of temporary employees on average:

                                                       Fiscal year ended February 28
                                                       ----------------------------
                                                        2003       2002       2001
                                                        ----       ----       ----
Superstore operations                                  39,790     31,172     30,468
Convenience store operations                           13,348     11,453     10,918
Restaurant operations                                  14,118     13,071     13,324
Others                                                    587        579        455
-----------------------------------------------------------------------------------
Total                                                  67,843     56,275     55,165
===================================================================================

-----------------
Note: From fiscal year 2003, the method for calculating the number of temporary employees at superstore and convenience store operations was changed.

Labor Unions

         As at February 28, 2003, the number of members of the labor unions of Ito-Yokado and its subsidiaries totaled 18,429. The relationship between management and the labor unions has been good.

E.   Share Ownership

Directors and Corporate Auditors

         As at February 28, 2003, the total amount of the Company's shares having voting rights owned by the Directors and Corporate Auditors was as follows:

Title of class       Identity of person or group       Amount owned          Percent of class
--------------       ---------------------------       ------------          ----------------
Common Stock           Directors and Corporate          23,143,000               5.56 %
                        Auditors - 27 persons            shares

----------
   Note: The total amount of the Company's shares having voting rights owned by the Directors and Corporate Auditors included shares having voting rights owned by their family members, whose blood relationship with them was not more than the second degree.

         The members of shares owned by each of the Directors and Corporate Auditors as of February 28, 2003 is stated in Item 6.A. above.

Employees Shareholding Association

         As of February 28, 2003, the number of members of the York Employees Shareholding

Association totaled 5,716. The Employees Shareholding Association accepts new membership in June and December every year. Members are entitled to purchase shares of the Company with an amount less than 10% of prescribed amounts within their monthly salaries. In addition, members have received a monthly subsidy equivalent to 10% of the purchase price of shares. The subsidy amounted to 154 million yen ($1,308 thousand) for the fiscal year ended February 28, 2003. In the event that any member sells a part of the shares which have been reserved in the Employees Shareholding Association, such member is entitled to sell 100 shares by unit twice every month. The Employees Shareholding Association accepts withdrawals from membership by a deadline of the 15th of every month and reentrance to membership after withdrawal is prohibited. The total amount of the Company's shares having voting rights owned by the York Employees Shareholding Association was as follows:

Title of class       Identity of person or group       Amount owned          Percent of class
--------------       ---------------------------       ------------          ----------------
Common Stock         York Employees                     2,378,000                  0.57%
                     Shareholding Association            shares

ITEM 7.         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

   Principal shareholders (the ten largest shareholders) as at February 28, 2003:

--------------------------------------------------------------------------------------------------------
                                           Investment by each largest       Investment by the Company in
                                           shareholder in the Company         each largest shareholder
--------------------------------------------------------------------------------------------------------
                                          Number of       Percentage of      Number of     Percentage of
         Name of shareholder             shares held      total shares      shares held     total shares
                                                           outstanding                      outstanding
--------------------------------------------------------------------------------------------------------
                                          (Thousand)          (%)           (Thousand)          (%)
Ito-Kogyo Yugen Kaisha                       54,669           13.1                 --           --
Japan Trustee Services Bank, Ltd.
(Trust account)                              24,897            6.0                 --           --
The Master Trust Bank of Japan Ltd.
(Trust account)                              19,958            4.8                 --           --
Dai-Ichi Mutual Life Insurance Company       17,991            4.3                 --           --
The Asahi Bank, Ltd.                         12,145            2.9                 --           --
Mitsui Mutual Life Insurance Company.        10,065            2.4                 --           --
Nomura Securities Co., Ltd.                   8,976            2.2                 --           --
Nippon Life Insurance Company                 8,912            2.1                 --           --
Euroclear Bank S.A./ N.V.                     8,349            2.0                 --           --
UFJ Trust Bank, Ltd.
(Trust account )                              8,056            1.9                 --           --
--------------------------------------------------------------------------------------------------------

            As of February 28, 2003, Mr. Masatoshi Ito, the founder, Honorary Chairman and Director of the Company, directly owned 1.3% of the Company's Common Stock and beneficially owned 17.9% of such Common Stock. Mr. Masatoshi Ito is virtually the owner of Ito-Kogyo Yugen Kaisha, which was the first shareholder of the Company.

B.    Related Party Transactions

Lease of real estate

         The Company leases land and a building for superstore operation from Yugen-Kaisha Ito Create, which is 100% owned by close relatives of Masatoshi Ito, director of Ito-Yokado. The rent for the land and building was 173 million yen ($1,466 thousand) for the year ended February 28, 2003. The rent is determined at the same conditions as those for third parties.

Loan to one non-employee director

         In May 2002, a consolidated subsidiary made a personal loan of 228 million yen ($1,932 thousand) to one of the non-employee directors of 7-Eleven, Inc. The loan is secured by certain shares of stock owned by the director, bears interest at 2.6% and is due in May 2003.

C.    Interests of Experts and Counsel

         Not applicable.

ITEM 8.         FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

Consolidated Statements

         See Item 18, Financial Statements.

Legal Proceedings

         As of February 28, 2003, there were no material pending legal proceedings, other than ordinary routine litigation incidental to Ito-Yokado's business, to which the Company or any of its subsidiaries was a party or of which any of their property was subject.

Dividends Policy

         At the Company, funds procured in equity markets are regarded as deposits entrusted to us by shareholders. Accordingly, the Company's dividend policy stresses a solid return on equity and a stable dividend payout ratio. Since the listing of the Company's stock, Ito-Yokado's management has placed a high priority on increasing the stock valuation as the operational scale and performance of the Company has made significant gains. Through stock splits and dividends, Ito-Yokado has steadily returned profits to shareholders.

         The Company will apply internal funds mainly to the investment in new businesses, construction of new stores and renovation of existing locations. In addition, the Company will further invest in information systems to increase the speed by which it responds to changing customer preferences. In this way, the Company will work to improve the results and the operational efficiency to meet the expectations of its shareholders.

B.    Significant Changes

Abolition of the registration of ADRs with U.S. NASDAQ

         At the meeting of the Board of Directors held on April 10, 2003, the Company resolved that it would apply for termination of registration of American Depositary Receipts (the "ADRs") with NASDAQ under Section 12 (g) of the Securities Exchange Act. In July 1977, the Company registered its shares in the form of ADRs with NASDAQ, which are issuable upon conversion of the U.S. dollar convertible debentures issued in July 1977.

         Since then, the Company has maintained the registration and endeavored to carry out an active and timely disclosure of information aimed at further development and expanding investors in the U.S.

         Due to the expanding Japanese financial market, the volume of trading on Tokyo Stock Exchange has increased while, to the contrary, trading volume made on NASDAQ has decreased. Additionally, in the light of reduced future possibilities for financing in the U.S. market by the Company, the Company considers that it has almost achieved its initial goals regarding the registration with NASDAQ. On April 14, 2003, the Company notified NASDAQ of its voluntary request to cease registration of Ito-Yokado ADRs with NASDAQ. NASDAQ accepted the notice and delisted ADRs of Ito-Yokado from NASDAQ National Market System at the close of business on May 30, 2003.

ITEM 9.         THE OFFER AND LISTING

A.    Offer and Listing Details

         The primary market for the Company's shares of Common Stock is the Tokyo Stock Exchange (the "TSE"). The shares are traded on the First Section of the TSE and are also listed on the Euronext Paris, formerly the Paris Stock Exchange.

         By May 30, 2003, American Depositary Shares, each representing one share of Common Stock evidenced by American Depositary Receipts ("ADRs"), were traded in the over-the-counter market in the United States on the National Market System ("NMS") of the National Association of Securities Dealers Automated Quotation System ("NASDAQ") under the symbol "IYCOY". See Item 8.B. There were from time to time a differential between the Common Stock's price on the TSE and the market price of the American Depositary Shares in the United States.

         The following table sets forth, for the periods indicated, the reported high and low sales prices of the Company's shares of Common Stock on the TSE (both in yen and translated into U.S. dollars per American Depositary Share) and the reported high and low closing bid quotations for American Depositary Shares as reported by the National Association of Securities Dealers, Inc.

                                                               Translated into U.S.
                                                               dollars per American           U.S. market price per
                              Yen per share of Common               Depositary            American Depositary Share (3)
   Calendar Year                     Stock (1)                    Share (2) (3)
   -------------              -----------------------          --------------------       -----------------------------
                                High           Low             High           Low              High           Low
                                ----           ---             ----           ---              ----           ---
2001    1st Quarter             6,800         5,020            58.19         41.71            56.00          41.50
        2nd Quarter             7,390         5,330            59.94         42.85            61.35          43.55
        3rd Quarter             5,800         3,660            46.55         30.55            47.50          34.00
        4th Quarter             6,010         5,100            48.22         42.02            48.00          41.54
2002    1st Quarter             5,990         4,490            46.91         33.31            45.77          33.71
        2nd Quarter             6,960         5,060            55.28         37.99            56.14          37.88
        3rd Quarter             6,460         4,480            54.08         37.79            54.50          37.58
        4th Quarter             4,560         3,170            37.12         26.32            36.90          26.32
2003    1st Quarter             3,600         3,040            29.89         25.61            29.90          25.88
        2nd Quarter             3,380         2,660            28.15         22.17            28.19          22.25

--------------
Notes:

         (1)      As reported by the TSE.

         (2) Translated at the average of the spot buying rate and spot selling rate for dollars prevailing in Tokyo on the date when each such high or low price was reported, which rate ranged from U.S. $1=116.86 yen to U.S. $1=134.79 yen.

         (3) As reported by the National Association of Securities Dealers, Inc., based upon each American Depositary Share currently representing one share of Common Stock. In the past, ADR represented four shares of Common Stock, but currently each ADR represents one share of Common Stock due to an amendment to the Deposit Agreement relating to the ADRs with effect from May 8, 1998. Accordingly, "U.S. dollars per American Depositary Share" and "U.S. market price per American Depositary Share" in the table were retroactively restated. The Company's ADRs were listed on NASDAQ.

         (4) The Company abolished the registration of ADRs with NASDAQ on May 30, 2003. Therefore, its High and Low prices in the 2nd Quarter of 2003 were recorded from April to May 2003.

         As of February 28, 2003, there were 2,661,813 ADRs outstanding and 14 registered holders. As of May 31, 2003, there were 1,323,513 ADRs outstanding and 14 registered U.S. holders.

B.    Plan of Distribution

         None.

C.    Markets

         See above Item 9.A.

D.    Selling Shareholders

         None.

E.    Dilution

         None.

F.    Expenses of the Issue

         None.

ITEM 10.        ADDITIONAL INFORMATION

A.    Share Capital

         Not applicable.

B.    Memorandum and Articles of Association

Organization

         The Company is a joint stock corporation (kabushiki kaisha) incorporated in Japan under the Commercial Code (shoho) of Japan. It is registered in the Commercial Register (shogyo tokibo) maintained by the Tokyo Legal Affairs Bureau.

Objects and purposes

         Article 2 of the Articles of Incorporation of the Company provides that its purpose to conduct the following businesses:

(1) Retail trade of various goods, and manufacturing, processing, wholesale, direct marketing sales and mail order business of the related products;

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

(12) Transportation of general passengers and of freight by car and travel businesses, and agencies in connection therewith as well as for driver training schools;

(13) Non-life insurance agencies, insurance agencies relating to the Automobile Liability Securities Law and subscription business of life insurance;

(14) Purchase, sale, lease, brokerage and professional assessment of real estate;

(15) Leasing of automobiles, business machines, sport and recreation equipment, household electric appliances and futon, etc.;

(16) Lending business, intermediary and guaranty of lending and borrowing and handling of credit cards;

(17) Business consultancy for various enterprises and commissioned businesses; and

(18)     Any and all businesses relating to each of the foregoing.

Description of Shares

Holding of Shares by Foreign Investors

         There are no limitations on the rights of non-residents or foreign shareholders to hold or exercise voting rights on the Company's shares imposed by the laws of Japan or its Articles of

         Incorporation or its other constituent documents, except for the Japanese unit share system that is applicable regardless of whether resident of Japan (or Japanese corporation) or non-resident of Japan (or foreign corporation) and described in "Rights of Shareholders -- Japanese Unit Share System" below.

Rights of Shareholders

         Set forth below is information relating to the Company's common stock, including brief summaries of the relevant provisions of its Articles of Incorporation and Share Handling Regulations, as currently in effect, and of the Commercial Code of Japan and related legislation.

General

         The Company's authorized share capital is 840,000,000 shares, of which 418,717,685 shares were issued as of February 28, 2003. Under the Commercial Code, shares must be registered and are transferable by delivery of share certificates. In order to assert shareholders' rights against the Company, a shareholder must have its name and address registered on its register of shareholders, in accordance with its Share Handling Regulations.

         A holder of shares may choose, at its discretion, to participate in the central clearing system for share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan. Participating shareholders must deposit certificates representing all of the shares to be included in this clearing system with the Japan Securities Depository Center. If a holder is not a participating institution in the Securities Center, it must participate through a participating institution, such as a securities company or bank having a clearing account with the Securities Center. All shares deposited with the Securities Center will be registered in the name of the Securities Center on the Company's register of shareholders. Each participating shareholder will in turn be registered on the Company's register of beneficial shareholders and be treated in the same way as shareholders registered on its register of shareholders. For the purpose of transferring deposited shares, delivery of share certificates is not required. Entry of the share transfer in the books maintained by the Securities Center for participating institutions, or in the book maintained by a participating institution for its customers, has the same effect as delivery of share certificates. The registered beneficial owners may exercise the rights attached to the shares, such as voting rights, and will receive dividends (if any) and notices to shareholders directly from the Company. The shares held by a person as a registered shareholder and those held by the same person as a registered beneficial owner are aggregated for these purposes. Beneficial owners may at any time withdraw their shares from deposit and receive share certificates, subject to the limitations caused by the Japanese unit share system described below.

Dividends

         Under the Company's Articles of Incorporation, its financial accounts will be closed on the last day of February of each year and dividends, if any, will be distributed to shareholders (or pledgees) written or recorded in the register of shareholders as of the close of business on that date following approval at its ordinary general meeting of shareholders. In addition, by resolution of the Board of Directors, the Company may distribute interim dividends to the shareholders (or pledgees) written or recorded in the register of shareholders as of August 31 each year. Dividends will be distributed in cash.

         The Commercial Code provides that, until the aggregate amount of the Company's legal reserve and additional paid-in capital is at least one-quarter of its stated capital, it may not make any distribution of profits by way of annual cash dividends or interim dividends unless it sets aside in its legal reserve an amount equal to at least one-tenth of any amount that it pays out as an appropriation of retained earnings, including any payment by way of annual or interim dividends and bonuses to directors and corporate auditors. The Commercial Code will permit the Company to distribute profits by way of dividends out of the excess of the net assets, on a non-consolidated basis, over the aggregate of:

         (1)      the stated capital;

         (2)      the additional paid-in capital;

         (3)      the accumulated legal reserve;

         (4) the legal reserve to be set aside in respect of the dividends concerned an proposed payment by way of appropriation of retained earnings; and

         (5) other matters specified in the Implementation Ordinance of the Commercial Code.

         In the case of interim dividends, the net assets are calculated by reference to the non-consolidated balance sheet as at the last closing of the Company's accounts, but adjusted to reflect (i) any subsequent payment by way of appropriation of retained earnings and transfer to legal reserve in respect thereof, (ii) any subsequent transfer of retained earning to stated capital, (iii) if it has been authorized, pursuant to a resolution of a general meeting of shareholders, to purchase shares (see "Repurchase by the Company of Shares" below) the total amount of the purchase price of such share so authorized by such resolution that may be paid by the Company and (iv) other matters specified in the Implementation Ordinance of the Commercial Code. Interim dividends may not be paid where there is a risk that at the end of the fiscal year there might not be any excess of net assets over the aggregate of the amounts referred to in (1) through (5) above.

Stock Splits

         The Commercial Code permits the Company, by resolution of its Board of Directors, to make stock splits, regardless of the value of net assets (as appearing in its latest non-consolidated balance sheet) per Share. Under the Commercial Code, by resolution of the Company's Board of Directors, it may increase the authorized shares up to the number reflecting the rate of stock splits and amend its Articles of Incorporation by resolution of its Board of Directors to this effect without the approval of a shareholders' meeting.

Japanese Unit Share System

         The Company's Articles of Incorporation provide that 1,000 shares of common stock constitute one "unit". The Commercial Code of Japan permits the Company, by resolution of its Board of Directors, to reduce the number of shares which constitutes one unit or abolish the unit share system, and amend its Articles of Incorporation to this effect without the approval of a shareholders' meeting.

Transferability of Shares Representing Less than One Unit.

         The Company may not issue share certificates for a number of shares not constituting an integral number of units, except in limited circumstances. Because the transfer of shares normally requires delivery of the share certificates for the shares being transferred, shares constituting a fraction of a unit and for which no share certificates are issued may not be transferable.

Right of a Holder of Shares Representing Less than One Unit to Require the Company to Purchase Its Shares.

         A holder of shares representing less than one unit may at any time require the Company to purchase its shares. These shares will be purchased at (a) the closing price of the shares reported by the Tokyo Stock Exchange on the day when the request to purchase is made or (b) if no sale takes place on the Tokyo Stock Exchange on that day, then the price at which sale of shares is effected on such stock exchange immediately thereafter. In such case, the Company will request payment of an amount equal to the brokerage commission applicable to the shares purchased pursuant to its Share Handling Regulations.

Right of a Holder of Shares Representing Less than One Unit to Purchase from the Company its Shares up to a Whole Unit.

         The Articles of Incorporation of the Company provide that a holder of shares representing less than one unit may require the Company to sell its shares to such holder so that the holder can raise its fractional ownership to a whole unit. These shares will be sold at (a) the closing price of the shares reported by the Tokyo Stock Exchange on the day when the request to sell becomes effective or (b) if no sale has taken place on the Tokyo Stock Exchange on that day, then the price at which sale of shares is effected on such stock exchange immediately thereafter. In such case, the Company will request payment of an amount equal to the brokerage commission applicable to the shares sold pursuant to its Share Handling Regulations.

Voting Rights of a Holder of Shares Representing Less than One Unit.

         A holder of shares representing less than one unit cannot exercise any voting rights pertaining to those shares. In calculating the quorum for various voting purposes, the aggregate number of shares representing less than one unit will be excluded from the number of outstanding shares. A holder of shares representing one or more whole units will have one vote for each whole unit represented.

         A holder of shares representing less than one unit does not have any rights relating to voting, such as the right to participate in a demand for the resignation of a director, the right to participate in a demand for the convocation of a general meeting of shareholders and the right to join with other shareholders to propose an agenda item to be addressed at a general meeting of shareholders. In addition, a holder of shares constituting less than one unit does not have the right to require the Company to issue share certificates for those shares.

         However, a holder of shares constituting less than one unit has all other rights of a shareholder in respect of those shares, including the following rights:

         -        to receive annual and interim dividends,

         - to receive shares and/or cash by way of retirement, consolidation, subdivision, conversion, exchange or transfer of shares, company split or merger,

         - to be allotted rights to subscribe for new shares and other securities when such rights are granted to shareholders,

         - to participate in any distribution of surplus assets upon liquidation,

         -        to institute a representative action by shareholders, and

         - to demand that a director suspend illegal and certain other acts.

Ordinary General Meeting of Shareholders

         The Company normally holds its ordinary general meeting of shareholders in May of each year in Minato-ku, Tokyo or in an area adjacent thereto. In addition, the Company may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks' advance notice. Under the Commercial Code, notice of any shareholders' meeting must be given to each shareholder having voting rights or, in the case of a non-resident shareholder, to his resident proxy or mailing address in Japan in accordance with the Company's Share Handling Regulations, at least two weeks prior to the date of the meeting.

Voting Rights

         A shareholder is generally entitled to one vote per one unit of shares. In general, under the Commercial Code, a resolution can be adopted at a general meeting of shareholders by a majority of the shares having voting rights represented at the meeting. The Commercial Code and the Company's Articles of Incorporation require a quorum for the election of directors and statutory auditors of not less than one-third of the total number of outstanding shares having voting rights. The Company's shareholders are not entitled to cumulative voting in the election of directors. A corporate shareholder whose outstanding shares are in turn more than one-quarter directly or indirectly owned by the Company does not have voting rights. Shareholders may exercise their voting rights through proxies, provided that those proxies are also shareholders who have voting rights.

         Pursuant to the Commercial Code and the Company's Articles of Incorporation, a quorum of, not less than one-third of the outstanding shares with voting rights must be present at a shareholders' meeting to approve any material corporate actions such as:

         -        a reduction of stated capital,

         - amendment of the articles of incorporation (except amendments which the board of directors are authorized to make under the Commercial Code as described in "Stock Splits" and "Japanese Unit Share System" above),

         -        the removal of a director or corporate auditor,

         - establishment of a 100% parent-subsidiary relationship by way of share exchange or share transfer,

         -        a dissolution, merger or consolidation,

         -        a corporate separation,

         - the transfer of the whole or an important part of the Company's business,

         - the taking over of the whole of the business of any other corporation,

         - any issuance of new shares at a "specially favourable" price, bonds or debentures with stock acquisition rights to subscribe for new shares with "specially favourable" conditions or stock acquisition rights to subscribe for new shares with "specially favourable" conditions to persons other than shareholders, and

         - release of part of directors' or corporate auditors' liabilities to their corporation.

                  At least two-thirds of the outstanding shares having voting rights present at the meeting must approve these actions.

Subscription Rights

         Holders of shares have no preemptive rights under the Company's Articles of Incorporation when it issues new shares. Under the Commercial Code, the board of directors may, however, determine that shareholders be given subscription rights in connection with a particular issue of new shares. In this case, such rights must be given on uniform terms to all shareholders as of a specified record date by at least two weeks' prior public notice to shareholders of the record date. Public or individual notice must be given to each of these shareholders at least two weeks prior to the date of expiration of the subscription rights.

         The Company may issue stock acquisition rights to subscribe for new shares (hereinafter referred to as "stock acquisition rights") as warrants on their own or attached to bonds or debentures to any persons by the resolution of its board of directors. Holders of shares have no preemptive rights under the Company's Articles of Incorporation when it issues stock acquisition rights. Under the Commercial Code, the board of directors may, however, determine that shareholders be given subscription rights in connection with a particular issue of stock acquisition rights. In the case of an issue of stock acquisition rights, public or individual notice must be given to each of the shareholders at least two weeks prior to the date for payment (or issuance of the stock acquisition rights if such rights are issued without consideration).

         Rights to subscribe for new shares, stock acquisition rights or rights to subscribe for stock acquisition rights, may be transferable or nontransferable by the board of directors and may be made at or substantially below the market price of shares. Accordingly, rights offerings can result in substantial dilution or can result in rights holders not being able to realize the economic value of those rights for stock acquisition rights.

Liquidation Rights

         In the event of liquidation, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among the shareholders in proportion to the number of shares they own.

Liability to Further Calls or Assessments

         All of the Company's currently outstanding shares are fully paid and non-assessable.

Transfer Agent

         The Chuo Mitsui Trust & Banking Co., Ltd. is the transfer agent for the Company's shares. It's office is located at 33-1, Shiba 3-chome, Minato-ku, Tokyo, Japan. The transfer agent maintains the Company's register of shareholders and records transfers of record ownership upon presentation of share certificates.

Record Date

         The close of business on the last day of February is the record date for the Company's year-end dividends, if paid. August 31 is the record date for interim dividends, if paid. A holder of shares constituting one or more whole units who is registered as a holder on the Company's register of shareholders at the close of business as of the last day of February is also entitled to exercise shareholders' voting rights at the ordinary general meeting of shareholders with respect to the fiscal year ending on the last day of February. In addition, the Company may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks' public notice.

         The shares generally trade ex-dividend or ex-rights in the Japanese stock exchanges on the third business day before a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.

Purchase by the Company of Shares

         Under the Commercial Code, the Company may acquire its shares for any purposes subject to the authorization of shareholders at an ordinary general shareholders meeting. This acquisition is subject to the condition that the aggregate amount of the purchase price must not exceed the amount of the retained earnings available for dividend payments less the sum of any amount paid or to be paid by way of appropriation of related earnings and any transfer of retained earnings to stated capital.

         In the case of shares listed on a Japanese stock exchange or traded in the over-the-counter market, acquisition shall be made through the market or by way of tender offer by the close of the following ordinary general meeting, unless acquisition of the shares from a specified person is authorized by the approval of two-thirds of outstanding shares having voting rights present at the shareholders' meeting at which a quorum of at least one-third of the outstanding shares having voting rights must be present.

         In addition, the Company may acquire its shares by means of purchase of any number of shares constituting less than one unit upon the request of the holder of those shares, as described under "Japanese Unit Share System" above.

C. Material Contracts

         As of February 28, 2003, there is no material contract which may effect the Company's ordinary operations.

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

         Due to amendments to the Foreign Exchange Law effective on April 1, 1998, all aspects of foreign exchange and foreign trade transactions that were previously subject to licensing or other prior notifications or approvals, with minor exceptions, were changed to require only post-transaction reporting. However, the Minister of Finance of Japan will have the power to impose licensing requirements for transactions in limited circumstances.

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

Reporting of Substantial Shareholdings

         The Securities and Exchange Law of Japan, as amended, requires any person who has become a beneficial holder (including certain sole or joint holders) of more than five percent of the total outstanding voting shares of a company listed on any Japanese stock exchange or traded on the over-the-counter markets in Japan, to file with the Minister of Finance of Japan, within five business days, a report concerning such share holdings, with certain exceptions in case the issuer thereof is a foreign company. A similar report must also be made (with certain exceptions) if the ratio of such holding subsequently changes by one percent or more. Copies of any such report must also be furnished to the issuer of such shares and to all Japanese stock exchanges on which the shares are listed or the Japan Securities Dealers Association in the case of over-the-counter shares. For this purpose, shares issuable upon conversion of convertible securities or exercise of warrants are taken into account in determining both the number of shares held by such holder and the issuer's total number of outstanding shares.

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

         In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by Japanese corporations to a non-resident or non-Japanese corporation is 20 percent. At the date of this document Japan has reduced the withholding tax, generally to 15 per cent. for portfolio investors, with the United States of America.

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

         The Company uses derivative financial instruments in order to hedge these risks and does not hold or issue derivative financial instruments for trading purposes. Although the Company may be exposed to losses in the event of nonperformance by counterparties, the Company believes that its counterparties are creditworthy and does not expect such losses, if any, to be significant. There were no material quantitative changes in market risk exposure at February 28, 2003, when compared to February 28, 2002.

         In the normal course of business, the Company also faces risks that are either nonfinancial or nonquantifiable. Such risks principally include country risk, credit risk, and legal risk and are not addressed in this discussion.

Foreign-Exchange Risk

         The Company enters into foreign currency forward contracts and option contracts to hedge foreign currency transactions denominated in principally U.S. dollars and Euro Currency. All such contracts will currently in effect mature by March 10, 2004.

         The table on the following page provides information about the Company's major foreign currency forward contracts and option contracts existing at February 28, 2003, setting forth the contract amounts and estimated fair values for both contracts and weighted-average exchange rates related to U.S. dollars and Euro Currency for foreign currency forward contracts. The fair value reflects estimated amounts that the Company could receive or pay to terminate the contracts at February 28, 2003.

         The Company enters into foreign currency forward contracts and option contracts only to hedge the risk of foreign currency exchange rate fluctuation for its own import transactions. Since the volume of such transactions is small, the Company considers the risk on its foreign currency forward contracts to be immaterial.

         The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", as of March 1, 2001. SFAS No.133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.

         7-Eleven, Inc.'s yen-denominated loans were subject to exchange rate fluctuation upon the adoption of SFAS No. 133.

         A hedge accounting had been admitted for them until December 31, 2000, due to the economic hedge that exists when yen royalties received from Seven-Eleven Japan were used for the repayment of its yen-denominated loans, and therefore, no foreign currency exchange risk exists. This accounting treatment was nullified by SFAS No. 133, though the effective economic hedge remains the same as before. As a result, based on the balance as of December 31, 2002, a one-point increase or decrease in the Japanese yen to U.S. dollar exchange rate would result in an increase or decrease in net income by approximately 41 million yen (net of income taxes and minority interest) in the Consolidated Statements of Income.

            In January 2003, Seven-Eleven Japan entered into a note purchase agreement that authorized 7-Eleven, Inc. to issue and sell up to $400 million aggregate principal amount of Senior Subordinated Notes due January 27, 2010 ("Notes") to Seven-Eleven Japan. 7-Eleven, Inc. will issue the Notes in multiple tranches through December 2003 and use the funds for general corporate purposes and to retire its debentures.

            Interest on the Notes is calculated for each tranche on its issuance date and set by a formula tied to the United States Treasury Rates and Japanese government bond rates. The Notes are subordinated to all obligations of 7-Eleven, Inc. outstanding under the Credit Agreement made and entered into between 7-Eleven, Inc. and a group of lenders. 7-Eleven, Inc. is required to repay the Notes in eight equal semiannual installments beginning July 2006 and ending 2010, and interest payments on the unpaid balance of the Notes are required semiannually beginning January 2003. On January 10, 2003, Seven-Eleven Japan paid $100 million to 7-Eleven, Inc. under the note purchase agreement. Seven-Eleven Japan entered into a currency swap agreement with another party to hedge the foreign currency exposure to variability in the functional-currency-equivalent cash flows. Under SFAS No. 133 and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities--an amendment of FASB Statement No. 133", this swap was treated as a foreign currency cash flow hedge. The Company recorded an asset of 56 million yen representing the fair value of this swap as of February 28, 2003, with the offset of 32 million yen (net deferred taxes of 24 million yen) to "Accumulated other comprehensive (loss) income".

         The following table presents information for the major foreign currency forward contracts and option contracts existing at February 28, 2003, which is translated into yen at the rate used herein as of such date. The carrying amount was adjusted to estimated fair value upon adoption of SFAS No. 133.

                                                                    Millions of yen (Receive/Pay)
                                                               (Except weighted-average exchange rate)
Forward exchange contracts to purchase                     ------------------------------------------------
Foreign currencies at February 28, 2003                        U.S. dollar/Yen             Euro/Yen
-----------------------------------------------------------------------------------------------------------
Contract amount                                                     4,486                       16
Estimated fair value                                                  (41)                       1
Weighted-average exchange rate                                     118.32                   120.12


                                                               Millions of U.S. dollars (Receive/Pay)
Forward exchange contracts to purchase                     ------------------------------------------------
Foreign currencies at February 28, 2003                        U.S. dollar/Yen             Euro/Yen
-----------------------------------------------------------------------------------------------------------
Contract amount                                                       38                       0
Estimated fair value                                                (0.3)                    0.0

                                                                    Millions of yen (Receive/Pay)
                                                           ------------------------------------------------
Option contracts for U.S. $ at February 28, 2003           Put: U.S. dollar/Yen     Call: U.S. dollar/Yen
-----------------------------------------------------------------------------------------------------------
Contract amount                                                   1,756                   1,756
Estimated fair value                                                 18                     (17)

                                                               Millions of U.S. dollars (Receive/Pay)
                                                           ------------------------------------------------
Option contracts for U.S. $ at February 28, 2003           Put: U.S. dollar/Yen     Call: U.S. dollar/Yen
-----------------------------------------------------------------------------------------------------------
Contract amount                                                    15                       15
Estimated fair value                                              0.2                     (0.1)

                                                                    Millions of yen (Receive/Pay)
                                                           ------------------------------------------------
Foreign currency swap contracts at February 28, 2003                       U.S. dollar/Yen
-----------------------------------------------------------------------------------------------------------
Contract amount                                                                12,018
Estimated fair value                                                               56

                                                               Millions of U.S. dollars (Receive/Pay)
                                                           ------------------------------------------------
Foreign currency swap contracts at February 28, 2003                       U.S. dollar/Yen
-----------------------------------------------------------------------------------------------------------
Contract amount                                                                 102
Estimated fair value                                                            0.5

Interest-Rate Risk

         The Company is exposed to market risk for changes in interest rates related to its debt obligations. The following table provides principal cash flows, weighted-average interest rates, and estimated fair values by expected maturity dates of the Company's debt obligation that are sensitive to change in interest rates. The information in the table is related to the major obligations existing at February 28, 2003.

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

The negative 1,746 million yen ($14,797 thousand) fair value of the interest-rate swap represents the amount that would be paid to the counterparty if 7-Eleven, Inc. had chosen to terminate the swap as of December 31, 2002. (See
Note 9 to the Consolidated Financial Statements.) Under SFAS No. 133, this swap is treated as a cash flow hedge.

         The Company entered into an interest-rate swap agreement with a notional amount of 30,000 million yen in October 2001 in order to hedge the exposure to change in the fair value of fixed-rate bonds due November 11, 2003. However, the Company did not apply hedge accounting, prescribed in SFAS No. 133.

         The Company newly entered an interest rate swap agreement with a notional amount of 20,000 million yen in January 2003 in order to hedge the exposure to change in the fair value of fixed-rate bonds due November 11, 2005. Interest expense varies according to the fluctuation of the market rate. Under SFAS No. 133, this swap was treated as a fair value hedge. For the swap, the table presents the notional amounts outstanding and expected interest rates that exist by contractual dates.

         The table presents information for the major obligations existing at February 28, 2003, which is translated into yen at the rate used herein as of such date, together with related weighted-average interest rates at February 28, 2003.

Long-term Debt(a)
 (including due within one year)                        Expected maturity date (years ending February 28 or 29)
----------------------------------------------------------------------------------------------------------------------------
                                 Weighted-
                                  average
                                  Interest                                                  There-                Estimated
                                   rate         2004     2005     2006     2007     2008    after       Total     fair value
                                                ----     ----     ----     ----     ----    -----       -----
                                                                        (Millions of yen)
Japanese yen bonds                  1.2%       30,000       --   20,004       --   30,000   70,000      150,004    147,637
Japanese yen loan                   2.0%        1,665    1,744    1,857    1,953    1,722    8,374       17,315     17,513
U.S. dollar note borrowing          7.5%          758      816   24,109       --       --       --       25,683     26,703
U.S. dollar commercial paper        1.5%           --       --       --       --       --   57,120       57,120     57,120
U.S. dollar senior subordinated     4.8%          741      120       --    5,995   11,990   23,166       42,012     42,703
Debentures
Loans, principally from banks       1.9%        2,414    2,416    2,210    1,742      977    7,771       17,530     18,129
                                    --------------------------------------------------------------------------------------
      Total                                    35,578    5,096   48,180    9,690   44,689  166,431      309,664    309,805
                                    ======================================================================================

Long-term Debt(a)
    (including debt due within one year)                Expected maturity date (years ending February 28 or 29)
------------------------------------------------------------------------------------------------------------------------
                                   Weighted-
                                    Average
                                    Interest                                                  There-            Estimated
                                     rate          2004      2005    2006      2007    2008    after   Total    fair value
                                                   ----      ----    ----      ----    ----    -----   -----
                                                                    (Millions of U.S. dollars)
Japanese yen bonds                    1.2%          254       --      170       --      254      593   1,271      1,251
Japanese yen loan                     2.0%           14       15       16       16       15       71     147        148
U.S. dollar note borrowing            7.5%            7        7      204       --       --       --     218        226
U.S. dollar commercial paper          1.5%           --       --       --       --       --      484     484        484
U.S. dollar senior subordinated
  debentures                          4.8%            6        1       --       51      102      196     356        362
Loans, principally from banks         1.9%           21       20       18       15        8       66     148        154
                                      ---------------------------------------------------------------------------------
      Total                                         302       43      408       82      379    1,410   2,624      2,625
                                      =================================================================================

Notes: Guarantee deposits received from tenants and franchisees totaling 46,588 million yen ($395 million) are mainly non-interest bearing deposits due in six years and fifteen years, respectively. Such guarantee deposits are excluded from the table above because the due dates are frequently extended.

Interest Rate Derivatives                  Expected maturity date (years ending February 28 or 29)
------------------------------------------------------------------------------------------------------------
                                                                                 There-           Estimated
                                   2004     2005       2006     2007     2008    after   Total    fair value
                                   ----     ----       ----     ----     ----    -----   -----
                                                        (Millions of U.S. dollar)
Notional amount                     250      250        --       --       --       --      250      (15)
Average pay rate                    6.1%     6.1%       --       --       --       --       --
Average receive rate                1.3%     2.4%       --       --       --       --     1.4%

Interest Rate Derivatives                   Expected maturity date (years ending February 28 or 29)
-----------------------------------------------------------------------------------------------------------
                                                                                 There-          Estimated
                                  2004     2005     2006        2007     2008    after  Total    fair value
                                  ----     ----     ----        ----     ----    -----  -----
                                                          (Millions of yen)
Notional amount                  50,000   20,000   20,000        --       --       --   50,000        21
Average pay rate                    1.2%     1.4%     1.4%       --       --       --       --
Average receive rate                1.1%     1.3%     1.4%       --       --       --     1.3%

Equity-Price Risk

         The Company has marketable equity securities, which are classified as available-for-sale and are carried in the Consolidated Balance Sheets at fair value. Changes in fair value are recognized as other comprehensive income
(loss), net of tax, as a separate component of shareholders' equity. At February 28, 2003, the Company held the following available-for-sale marketable equity securities.

                                                      Millions of yen                   Millions of U.S. dollars
----------------------------------------------------------------------------------------------------------------
                                                   Cost        Fair value               Cost          Fair value
Equity securities                                  9,825         10,336                   84               88
Japanese governmental and                         22,572         22,603                  191              191
government-guaranteed bond securities
Corporate debt securities                            134            123                    1                1
                                                  -----------------------------------------------------------
Total                                             32,531         33,062                  276              280
                                                  -----------------------------------------------------------

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

The Depositary of ADRs of the Company is JPMorgan Chase Bank. Its head office is at
         1 Chase Manhattan Plaza, New York NY 10081, U.S.A.
         (Telephone: (212) 270-6000)

         JP MorganChase Bank used to be the Depositary of ADRs of the Company, which however terminated as from May 30, 2003. Upon the termination, holders of ADRs change to hold underlying shares of common stock of the Company through depositaries, trustees, or banks or securities companies acting as their proxies for the Company.

Acquisition or Disposal of Shares

         Gains derived by a non-resident of Japan or a non-Japanese corporation from the sale outside Japan of Shares, or from the sale of Shares within Japan by a non-resident of Japan or a non-Japanese corporation not having a permanent establishment in Japan are in general not subject to Japanese income tax.

         Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired Shares as a legatee, heir or donee.

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

ITEM 15.          CONTROLS AND PROCEDURES

         Within 90 days prior to the filing date of this report, the Company, under the supervision and the participation of its management, including the Chief Executive Officer and Chief Operating Officer for Business Management Operations, performed an evaluation of its disclosure controls and procedures, as that term is defined in Rule 13a-14(c) under the Securities Exchange Act of 1934. Based on that evaluation, they concluded that, as of the date of the evaluation, the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms.

         No significant changes were made in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16.A         AUDIT COMMITTEE FINANCIAL EXPERT

         Not applicable.

ITEM 16.B         CODE OF ETHICS

         Not applicable.

ITEM 16.C         PRINCIPAL ACCOUNTANT FEES AND SERVICES

         Not applicable.

ITEM 16.D         EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

         Not applicable.

                                    PART III

ITEM 17.          FINANCIAL STATEMENTS

         Not applicable.

ITEM 18.          FINANCIAL STATEMENTS

  See consolidated financial statements of the Company beginning from page 80.

Index to Consolidated Financial Statements:

                                                                                              Pages
     Report of Independent Accountants                                                         77

     Consolidated Balance Sheets as of February 28, 2003 and 2002                            78, 79

     Consolidated Statements of Income for the three years ended
      February 28, 2003, February 28, 2002 and February 28, 2001                             80, 81

     Consolidated Statements of Shareholders' Equity for the three years
      ended February 28, 2003, February 28, 2002 and February 28, 2001                       82, 83

     Consolidated Statements of Cash Flows for the three years ended
      February 28, 2003, February 28, 2002 and February 28, 2001                             84, 85

     Notes to Consolidated Financial Statements                                             86 to 116

Index to Consolidated Financial Statements and Supporting Schedule:

     Report of Independent Accountants on Financial Statement Schedule                         117

     Financial Statement Schedules for the three years ended
     February 28, 2003:
         - Schedule II-Valuation and Qualifying Accounts                                       118

     Supplementary Financial Information
         - Semi-Annual Financial Data (Unaudited)                                              119

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

Report of Independent Accountants
To the Shareholders and Board of Directors of Ito-Yokado Co., Ltd.

         We have audited the accompanying consolidated balance sheets of Ito-Yokado Co., Ltd. and its subsidiaries as of February 28, 2003 and 2002, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended February 28, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ito-Yokado Co., Ltd. and its subsidiaries at February 28, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended February 28, 2003, in conformity with accounting principles generally accepted in the United States of America.

         As discussed in Note 4 to the consolidated financial statements, Ito-Yokado Co., Ltd. and its subsidiaries adopted the provisions of Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," in 2003.

/s/ PricewaterhouseCoopers
----------------------------

Tokyo, Japan
May 22, 2003

Consolidated Balance Sheets
Ito-Yokado Co., Ltd. and its Subsidiaries at February 28 , 2003 and 2002

                                                                                               Thousands of
                                                                                               U.S. dollars
                                                                     Millions of yen             (Note 2)
                                                                --------------------------------------------
ASSETS                                                            2003             2002            2003
------------------------------------------------------------------------------------------------------------
Current assets:
   Cash and cash equivalents                                      608,975          541,382       5,160,805
   Accounts and notes receivable (Notes 9 and 12):
     Trade                                                         29,545           24,977         250,381
     Finance receivables                                           32,095            5,220         271,992
     Affiliates                                                       664              713           5,627
     Franchisees and other                                         30,321           33,737         256,958
                                                                ------------------------------------------
                                                                   92,625           64,647         784,958
   Allowance for doubtful accounts                                   (699)          (1,141)         (5,924)
                                                                ------------------------------------------
                                                                   91,926           63,506         779,034
   Inventories (Note 5)                                            97,876          102,599         829,458
     Asset held for sale (Note 4)                                   3,092           51,044          26,203
     Prepaid expenses and other current assets
     (Notes 9 and 13)                                              61,219           62,073         518,805
                                                                ------------------------------------------
       Total current assets                                       863,088          820,604       7,314,305
                                                                ------------------------------------------

Investments and advances:
   Investments in and advances to affiliates
     (Notes 9 and 15)                                              32,933           34,443         279,093
   Other security investments (Note 6)                             39,550           35,683         335,169
                                                                ------------------------------------------
                                                                   72,483           70,126         614,262
                                                                ------------------------------------------

Property and equipment, at cost (Notes 8 and 11):
   Leasehold improvements                                         824,973          802,551       6,991,297
   Land and land rights                                           373,059          361,116       3,161,517
   Buildings and structures                                       366,697          361,077       3,107,602
   Furniture, fixtures and other                                  441,514          427,550       3,741,644
   Construction in progress                                        14,951           11,581         126,703
                                                                ------------------------------------------
                                                                2,021,194        1,963,875      17,128,763
     Accumulated depreciation and amortization                   (877,663)        (837,382)     (7,437,822)
                                                                ------------------------------------------
                                                                1,143,531        1,126,493       9,690,941
                                                                ------------------------------------------

Other assets:
   Goodwill                                                       108,541          113,143         919,839
   Fixed leasehold deposits                                        82,825           81,226         701,907
   Deferred lease rents                                            97,569           92,601         826,856
   Other (Notes 7, 9, 10, 12 and 13)                              107,271           75,701         909,076
                                                                ------------------------------------------
                                                                  396,206          362,671       3,357,678
                                                                ------------------------------------------
                                                                2,475,308        2,379,894      20,977,186
                                                                ------------------------------------------

The accompanying notes are an integral part of these statements.

                                                                                                 Thousands of
                                                                                                 U.S. dollars
                                                                     Millions of yen               (Note 2)
                                                                 --------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY                               2003             2002             2003
-------------------------------------------------------------------------------------------------------------
Current liabilities:
   Short-term loans (Notes 8 and 9)                                  4,535           14,066           38,432
   Current portion of long-term debt (Notes 8 and 9)                44,306           18,285          375,475
   Accounts and notes payable:
     Trade                                                         244,046          237,359        2,068,186
     Other                                                          44,882           39,014          380,356
   Accrued payroll and bonus                                        41,171           37,822          348,907
   Income taxes payable (Note 13)                                   37,889           41,936          321,093
   Deposit received (Note 9)                                        52,635           35,712          446,059
   Liabilities associated with assets held for sale (Note 4)            --           11,265               --
   Other current liabilities (Note 12)                              67,759           78,186          574,229
                                                                 -------------------------------------------
       Total current liabilities                                   537,223          513,645        4,552,737

Long-term debt (Notes 8, 9 and 11)                                 369,269          348,835        3,129,398

Accrued pension and severance costs (Note 10)                       83,662           11,361          709,000

Deferred income taxes (Note 13)                                     12,389           14,401          104,992

Deferred credits and other liabilities (Notes 9 and 12)             26,832           19,063          227,390
                                                                 -------------------------------------------
       Total liabilities                                         1,029,375          907,305        8,723,517
                                                                 -------------------------------------------

Minority interest in consolidated subsidiaries                     364,581          345,273        3,089,669
                                                                 -------------------------------------------
Commitments and contingent liabilities (Notes 11 and 12)

Shareholders' equity (Notes 14 and 17):
   Common stock, authorized 840,000,000 shares,
    issued 418,717,685 shares in 2003 and 2002                      47,988           47,988          406,678
   Capital surplus:
     Additional paid-in capital                                    119,321          119,321        1,011,195
     Other capital surplus                                          36,903           35,947          312,737
   Retained earnings:
     Legal reserve                                                  14,902           15,097          126,288
     Other retained earnings (Note 8)                              902,989          896,003        7,652,449
   Accumulated other comprehensive (loss) income                   (39,550)          13,318         (335,169)
   Treasury stock, 395,591 shares in 2003 and 201,004
    shares in 2002                                                  (1,201)            (358)         (10,178)
                                                                 -------------------------------------------
     Total shareholders' equity                                  1,081,352        1,127,316        9,164,000
                                                                 -------------------------------------------
                                                                 2,475,308        2,379,894       20,977,186
                                                                 -------------------------------------------

The accompanying notes are an integral part of these statements.

Consolidated Statements of Income
Ito-Yokado Co., Ltd. and its Subsidiaries for the years ended February 28, 2003, 2002 and 2001

                                                                                                  Thousands of
                                                                                                  U.S. dollars
                                                                  Millions of yen                   (Note 2)
                                                      --------------------------------------------------------
                                                        2003            2002            2001          2003
--------------------------------------------------------------------------------------------------------------
Revenues from operations(Notes 11 and 15):
   Net sales                                          2,980,388       2,843,793      2,622,432     25,257,525
   Other income                                         362,607         335,687        319,098      3,072,941
                                                      -------------------------------------------------------
                                                      3,342,995       3,179,480      2,941,530     28,330,466
                                                      -------------------------------------------------------
Costs and expenses:
   Cost of sales                                      2,068,901       1,978,000      1,816,924     17,533,059
   Depreciation and amortization                        121,293         116,073        105,380      1,027,907
   Selling, general and administrative
     (Notes 10 and 11)                                  974,413         920,637        848,666      8,257,737
                                                      -------------------------------------------------------
                                                      3,164,607       3,014,710      2,770,970     26,818,703
                                                      -------------------------------------------------------
     Operating income                                   178,388         164,770        170,560      1,511,763
                                                      -------------------------------------------------------
Other income (expenses):
   Interest income                                        2,271           3,411          4,756         19,245
   Interest expense                                     (13,929)        (13,245)       (13,358)      (118,042)
   Gain on subsidiary's common stock
    contribution to employee retirement
    benefit trust (Note 10)                                  --          24,607             --             --
   (Loss) gain on sale and write-down of
    security investments (Note 10)                       (5,406)         (5,857)         6,931        (45,814)
   Foreign currency exchange (losses) gains              (2,318)          1,821            (30)       (19,644)
                                                      -------------------------------------------------------
                                                        (19,382)         10,737         (1,701)      (164,255)
                                                      -------------------------------------------------------
     Income from continuing operations
      before income taxes                               159,006         175,507        168,859      1,347,508
                                                      -------------------------------------------------------
Income taxes (Note 13):
   Current                                               79,298          84,722         79,949        672,017
   Deferred                                              (4,106)         (3,537)        (4,039)       (34,797)
                                                      -------------------------------------------------------
                                                         75,192          81,185         75,910        637,220
                                                      -------------------------------------------------------
     Income from continuing operations before
      minority interest and equity in (losses)
      earnings                                           83,814          94,322         92,949        710,288
Minority interest in earnings of
 consolidated subsidiaries                              (38,306)        (38,591)       (42,886)      (324,627)
Equity in (losses) earnings of affiliates                  (195)          1,392          1,337         (1,653)
                                                      -------------------------------------------------------
     Income from continuing operations before
      loss from discontinued operations and
      cumulative effects of changes in
      accounting principles                              45,313          57,123         51,400        384,008
Loss from discontinued operations, net of income
 taxes of 1,940 million yen, (1,280) million yen,
 1,899 million yen (Note 4)                             (22,347)         (4,141)        (2,516)      (189,381)
Cumulative effects of changes in accounting
 principles, net of income taxes of 2,348
 million yen, 765 million yen, --                        (1,942)           (659)            --        (16,458)
                                                      -------------------------------------------------------
     Net income                                          21,024          52,323         48,884        178,169
                                                      -------------------------------------------------------

                                                                                                         U.S.
                                                                                                       dollars
                                                                                   Yen                 (Note 2)
                                                                       ----------------------------------------
                                                                        2003       2002       2001       2003
---------------------------------------------------------------------------------------------------------------
Income from continuing operations before loss from
  Discontinued operations and cumulative effects of changes
  in accounting principles per share, equivalent to one
  American Depositary Share (Notes 16 and 17):
     Basic                                                             108.29     136.69     124.81      0.92
     Diluted                                                               --     136.52     124.67        --
Loss from discontinued operations per share, equivalent to one
American Depositary Share:
     Basic                                                             (53.41)     (9.91)     (6.11)    (0.45)
     Diluted                                                               --      (9.89)     (6.10)       --
Cumulative effects of changes in accounting principles
 per share, equivalent to one American Depositary Share:
     Basic                                                              (4.64)     (1.58)        --     (0.04)
     Diluted                                                               --      (1.58)        --        --
Net income per share, equivalent to one American
 Depositary Share (Note 16):
     Basic                                                              50.24     125.20     118.70      0.43
     Diluted                                                               --     125.05     118.57        --
Cash dividend declared per share, equivalent to one
 American Depositary Share (Notes 16 and 17)                            34.00      34.00      34.00      0.29

The accompanying notes are an integral part of these statements.

Consolidated Statements of Shareholders' Equity
Ito-Yokado Co., Ltd. And its Subsidiaries for the years ended February 28, 2003, 2002 and 2001

                                                                                                      Thousands of
                                                                                                      U.S. dollars
                                                          Millions of yen (except number of shares)      (Note 2)
                                                          --------------------------------------------------------
                                                              2003           2002           2001          2003
------------------------------------------------------------------------------------------------------------------
Common stock:
     Number of shares in thousands at end of year           418,718        418,718        418,073
     Balance at beginning of year                            47,988         46,801         46,675        406,678
     Conversion of convertible debt (Note 8)                     --          1,187              8             --
     Stock issued in connection with merger with
      a subsidiary                                               --             --            118             --
                                                            -------        -------        -------      ---------
     Balance at end of year                                  47,988         47,988         46,801        406,678
                                                            -------        -------        -------      ---------
Capital surplus:
   Additional paid-in capital:
     Balance at beginning of year                           119,321        118,134        113,575      1,011,195
     Conversion of convertible debt (Note 8)                     --          1,187              8             --
     Increase from merger with a subsidiary                      --             --          4,551             --
                                                            -------        -------        -------      ---------
     Balance at end of year                                 119,321        119,321        118,134      1,011,195
                                                            -------        -------        -------      ---------
Other capital surplus:
     Balance at beginning of year                            35,947         34,659         16,210        304,635
     Increase due to issuance of additional shares
      by a subsidiary to third parties                          956          1,288             --          8,102
     Increase due to sale of treasury stock                      --             --         18,673             --
     Decrease due to sale of subsidiary's common
      stock                                                      --             --           (224)            --
                                                            -------        -------        -------      ---------
     Balance at end of year                                  36,903         35,947         34,659        312,737
                                                            -------        -------        -------      ---------
       Total capital surplus                                156,224        155,268        152,793      1,323,932
                                                            -------        -------        -------      ---------
Retained earnings:
   Legal reserve:
     Balance at beginning of year                            15,097         15,016         14,917        127,941
     Transfers from retained earnings                            16             81             99            135
     Transfers to retained earnings due to sale of
      a subsidiary                                             (211)            --             --         (1,788)
                                                            -------        -------        -------      ---------
     Balance at end of year                                  14,902         15,097         15,016        126,288
                                                            -------        -------        -------      ---------
   Other retained earnings:
     Balance at beginning of year                           896,003        857,975        825,530      7,593,246
     Net income for the year                                 21,024         52,323         48,884        178,169
     Cash dividends                                         (14,233)       (14,214)       (13,876)      (120,619)
     Transfers to additional paid-in capital from
      merger with a subsidiary                                   --             --         (2,464)            --
     Transfers to legal reserve                                 (16)           (81)           (99)          (135)
     Transfers from legal reserve due to sale of
      a subsidiary                                              211             --             --          1,788
                                                            -------        -------        -------      ---------
     Balance at end of year                                 902,989        896,003        857,975      7,652,449
                                                            -------        -------        -------      ---------
       Total retained earnings                              917,891        911,100        872,991      7,778,737
                                                            -------        -------        -------      ---------

                                                                                                      Thousands of
                                                                                                      U.S. dollars
                                                                      Millions of yen                   (Note 2)
                                                          --------------------------------------------------------
                                                            2003           2002           2001           2003
------------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive (loss) income:
   Net unrealized gains on investments (Note 6):
     Balance at beginning of year                                94          1,304          6,743            797
     Unrealized losses on securities
       (net of 1,331 million yen, 2,549 million yen,
       1,505 million yen deferred taxes)                     (1,884)        (3,478)        (2,044)       (15,627)
     Reclassification adjustment for gains (losses)
      in net income
       (net of (1,547) million yen, (1,638) million
       yen, 2,748 million yen deferred taxes)                 2,089          2,268         (3,395)        17,703
                                                          ---------      ---------      ---------      ---------
     Balance at end of year                                     339             94          1,304          2,873
                                                          ---------      ---------      ---------      ---------
   Cumulative translation adjustments:
     Balance at beginning of year                            13,729         (3,627)       (11,992)       116,347
     Adjustments for the year                               (12,082)        17,356          8,365       (102,389)
                                                          ---------      ---------      ---------      ---------
     Balance at end of year                                   1,647         13,729         (3,627)        13,958
                                                          ---------      ---------      ---------      ---------
   Minimum pension liability adjustments:
     Balance at beginning of year                                --        (14,539)       (13,151)            --
     Adjustments for the year
       (net of 28,424 million yen, (10,119) million
       yen, 1,106 million yen deferred taxes)               (41,113)        14,539         (1,388)      (348,415)
                                                          ---------      ---------      ---------      ---------
     Balance at end of year                                 (41,113)            --        (14,539)      (348,415)
                                                          ---------      ---------      ---------      ---------
   Interest rate swaps and foreign currency swaps:
     Balance at beginning of year                              (505)            --             --         (4,280)
     Adjustments for the year
       (net of (46) million yen, 396 million yen,
        -- deferred taxes)                                       82           (505)            --            695
                                                          ---------      ---------      ---------      ---------
     Balance at end of year                                    (423)          (505)            --         (3,585)
                                                          ---------      ---------      ---------      ---------
   Total accumulated other comprehensive
     (loss) income
     Balance at beginning of year                            13,318        (16,862)       (18,400)       112,864
     Adjustments for the year                               (52,868)        30,180          1,538       (448,033)
                                                          ---------      ---------      ---------      ---------
     Balance at end of year                                 (39,550)        13,318        (16,862)      (335,169)
                                                          ---------      ---------      ---------      ---------
Treasury stock:
   Balance at beginning of year                                (358)            --           (212)        (3,034)
   Purchase and sales of stock and other                       (843)          (358)           212         (7,144)
                                                          ---------      ---------      ---------      ---------
   Balance at end of year                                    (1,201)          (358)            --        (10,178)
                                                          ---------      ---------      ---------      ---------
Total shareholders' equity                                1,081,352      1,127,316      1,055,723      9,164,000
                                                          ---------      ---------      ---------      ---------
Disclosure of comprehensive income:
   Net income for the year                                   21,024         52,323         48,884        178,169
                                                          ---------      ---------      ---------      ---------
   Net unrealized gains (losses) on investments                 245         (1,210)        (5,439)         2,076
   Cumulative translation adjustments                       (12,082)        17,356          8,365       (102,389)
   Minimum pension liability adjustments                    (41,113)        14,539         (1,388)      (348,415)
   Unrealized gain (loss) on interest rate swaps and
    foreign currency swaps                                       82           (505)            --            695
                                                          ---------      ---------      ---------      ---------
   Other comprehensive (loss) income for the
    year, net of tax                                        (52,868)        30,180          1,538       (448,033)
                                                          ---------      ---------      ---------      ---------
Total comprehensive (loss) income for the year              (31,844)        82,503         50,422       (269,864)
                                                          ---------      ---------      ---------      ---------

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows
Ito-Yokado Co., Ltd. and its Subsidiaries for the years ended February 28, 2003, 2002 and 2001

                                                                                                             Thousands of
                                                                                                             U.S. dollars
                                                                               Millions of yen                  (Note 2)
                                                                     ----------------------------------------------------
                                                                        2003         2002         2001           2003
-------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                           21,024       52,323       48,884        178,169
   Adjustments to reconcile net income to net cash provided
    by operating activities:
     Cumulative effects of changes in accounting principles              1,942          659           --         16,458
     Loss from discontinued operations                                  22,347        4,141        2,516        189,381
     Depreciation and amortization                                     121,293      116,073      105,380      1,027,907
     Impairment and disposal loss for property and equipment            19,691        8,666       11,378        166,873
     Minority interest                                                  38,306       38,591       42,886        324,627
     Undistributed losses (earnings) of affiliates                         660       (1,470)        (891)         5,593
     Gain on subsidiary's common stock contribution
       to employee retirement benefit trust                                 --      (24,607)          --             --
     Loss (gain) on sales and write-down of security
       investments                                                       5,406        5,857       (6,931)        45,814
     Deferred income taxes and other                                    (3,907)         908          202        (33,110)
  Changes in assets and liabilities:
     Increase in accounts and notes receivable, less allowance         (31,782)      (9,120)      (2,004)      (269,339)
     Decrease (increase) in inventories                                  3,084       (3,666)      (7,006)        26,136
     (Increase) decrease in prepaid expenses and other
       current and noncurrent assets                                    (4,446)      (7,140)       3,771        (37,678)
     Increase in accounts and notes payable
       and accrued liabilities                                          17,114        3,720        4,539        145,034
     Increase in other current and noncurrent liabilities               14,945       13,557       11,746        126,652
                                                                     ---------    ---------    ---------     ----------
       Net cash provided by operating activities                       225,677      198,492      214,470      1,912,517

CASH FLOWS FROM INVESTING ACTIVITIES:
   Payments for purchase of property and equipment                    (168,316)    (129,895)    (140,458)    (1,426,407)
   Increase in investments and advances                                (16,994)     (24,580)     (15,814)      (144,017)
   Proceeds from sales and maturities of security investments            7,348        7,248       15,179         62,271
   Proceeds from sales of property and equipment                         4,705        7,796       12,876         39,873
   Proceeds from sale of investments in subsidiary (net) (Note 4)       12,029           --           --        101,941
   Other                                                                (7,856)      (8,614)      (8,385)       (66,576)
                                                                     ---------    ---------    ---------     ----------
       Net cash used in investing activities                          (169,084)    (148,045)    (136,602)    (1,432,915)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from commercial paper and revolving credit
     facilities                                                        732,773      535,699      460,417      6,209,941
   Payments under commercial paper and revolving credit
     facilities                                                       (732,140)    (526,299)    (512,569)    (6,204,576)
   Proceeds from issuance of long-term debt                             55,136       17,576       56,311        467,254
   Repayment of long-term debt                                         (21,398)     (24,477)     (35,700)      (181,339)
   Dividends paid                                                      (14,233)     (14,214)     (13,876)      (120,619)
   Dividends paid to minority interests                                (14,103)     (13,529)     (12,010)      (119,517)
   Contribution from minority interest of consolidated
     subsidiary                                                         16,900       10,600           --        143,220
   Purchase of subsidiary's treasury stock                             (10,642)     (40,900)          --        (90,186)
   Proceeds from sale of treasury stock                                     --           --       32,462             --
   Other                                                                (4,168)      (2,921)         906        (35,322)
                                                                     ---------    ---------    ---------     ----------
       Net cash provided by (used in) financing activities               8,125      (58,465)     (24,059)        68,856
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH
  EQUIVALENTS                                                           (2,501)       3,478          860        (21,195)
                                                                     ---------    ---------    ---------     ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                    62,217       (4,540)      54,669        527,263
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                         546,758      551,298      496,629      4,633,542
                                                                     ---------    ---------    ---------     ----------
CASH AND CASH EQUIVALENTS AT END OF YEAR                               608,975      546,758      551,298      5,160,805
                                                                     =========    =========    =========     ==========

Note: The amounts of cash and cash equivalents related to Daikuma Co., Ltd. ("Daikuma") were reclassified to "Assets held for sale" from "Cash and cash equivalents" on the consolidated balance sheets. The difference in the amounts of cash and cash equivalents at each of the year-ends between the consolidated balance sheets and the consolidated statements of cash flows are as follows:

                                                               2003          2002          2001           2003
-----------------------------------------------------------------------------------------------------------------
"Cash and cash equivalents" on consolidated
  statements of cash flows                                   608,975       546,758       551,298        5,160,805
"Cash and cash equivalents" on consolidated
  balance sheets                                             608,975       541,382       548,228        5,160,805
                                                             -------       -------       -------        ---------
"Cash and cash equivalents" related to Daikuma                    --         5,376         3,070               --
                                                             -------       -------       -------        ---------

The accompanying notes are an integral part of these statements.

Notes to Consolidated Financial Statements
Ito-Yokado Co., Ltd. and its Subsidiaries

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Principles of Consolidation

         The consolidated financial statements include the accounts of Ito-Yokado Co., Ltd. and its subsidiaries ("the Company").7-Eleven, Inc. (owned 72.5% by IYG Holding Company, which is jointly owned by Ito-Yokado Co., Ltd. and Seven-Eleven Japan Co., Ltd. ("Seven-Eleven Japan")) and its subsidiaries ("7-Eleven, Inc.") are included on the basis of a December 31 fiscal year-end. All information of 7-Eleven, Inc. included in these Notes to Consolidated Financial Statements is as of or for the years ended December 31 and so stated in each part of the notes.

         Investments in affiliates are accounted for by the equity method.

         All material intercompany transactions and account balances have been eliminated.

b. Accounting Principles

         The accounting records of the domestic companies are maintained in accordance with accounting practices prevailing in Japan. The consolidated financial statements reflect adjustments necessary for presentation in conformity with generally accepted accounting principles applicable in the United States of America ("GAAP"). Such adjustments include principally accounting for lease and provision for impairment of long-lived assets, and goodwill and other intangible assets.

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

d. Translation of Foreign Currencies

         All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at the exchange rate in effect at the respective balance sheet dates and all income and expense accounts are translated at the average exchange rate for the year. The resulting translation adjustments are included in other comprehensive (loss) income and are accumulated in shareholders' equity.

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

         The outstanding balances in time deposits and certificates of deposit are as follows:

                                                                                Thousands of
                                                                                U.S. dollars
                                                Millions of yen                   (Note 2)
                                     -------------------------------------------------------
As of February 28                    2003           2002              2001           2003
--------------------------------------------------------------------------------------------
Time deposits                         --          20,988           230,300           --
Certificates of deposit               --         209,000           140,645           --

f. Finance Receivable

         Finance receivable is primarily comprised of receivables of a finance subsidiary, IY Card Service, which provides credit card service and cashing service to its card members.

g. Allowance for Doubtful Accounts

         An allowance for doubtful accounts is provided against potential losses on collection at an amount calculated using a historical bad debt ratio for normal receivables plus an amount individually measured on collectibility of receivables that are expected to be uncollectible (irrecoverable) due to bad financial condition or insolvency.

h. Inventories Valuation

         Inventories are valued principally at the lower of cost or market. Cost is determined principally using the average retail method for domestic companies and the LIFO method for foreign subsidiaries.

i. Accounting for Leases

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

         By making the advances for the cost of construction, the Company incurs costs equivalent to the cost of the building which the Company believes constitutes a leasehold improvement amortizable over the life of the lease. Such advances capitalized as leasehold improvements were 390,062 million yen ($3,305,610 thousand) and 383,729 million yen at February 28, 2003 and 2002, respectively. The rental payments are in effect payments for rental of the land, and in order to allocate such rent expense ratably over the lease period, a portion of rent paid is deferred and amortized ratably over the life of the lease.

j. Property and Equipment

         Depreciation of property and equipment is computed generally on the declining-balance method for the parent company and Japanese subsidiaries and on the straight-line method for foreign subsidiaries over the estimated useful lives of the assets, ranging from 3 to 20 years for leasehold improvements, except those described in Note 1(i), 3 to 39 years for buildings and structures and 2 to 20 years for furniture, fixture and other. Leasehold improvements of stores as described in Note 1(i) are amortized on a straight-line basis over the respective leasehold periods. The cost of maintenance, repairs and minor renewals and betterments is charged to expense in the year incurred. Major renewals and betterments are capitalized.

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

k. Goodwill

         The Company adopted the provisions of Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets", as of March 1, 2002. This new statement addresses financial accounting and reporting for acquired goodwill and other intangible assets. This statement eliminates amortization of goodwill and intangible assets with indefinite lives and requires a transition impairment test of these assets and an annual impairment test thereafter and in certain circumstances.

         The Company has completed the transitional impairment tests of goodwill and intangible assets with indefinite lives as of March 1, 2002 and the annual impairment test of these assets as of December 1, 2002, and no impairment was noted.

         The aggregate amount of goodwill acquired for the fiscal year ended February 28, 2003, which is only attributed to the convenience store operations, is 4,083 million yen. The effects of the adoption of SFAS No. 142 are as follows:

                                                                                                          Thousands of
                                                                                                          U.S. dollars
                                                                         Millions of yen                    (Note 2)
                                                              --------------------------------------------------------
                                                               2003            2002           2001            2003
----------------------------------------------------------------------------------------------------------------------
Reported net income                                           21,024          52,323         48,884         178,169
Add back: Goodwill amortization, net of tax                       --           2,254          2,009              --
Add back: Intangible assets amortization, net of tax              --             373            331              --
                                                              --------------------------------------------------------
Adjusted net income                                           21,024          54,950         51,224         178,169
                                                              --------------------------------------------------------

                                                                                                          U.S. dollars
                                                                               Yen                          (Note 2)
                                                              --------------------------------------------------------
Basic earnings per share:                                      2003            2002           2001            2003
----------------------------------------------------------------------------------------------------------------------
Reported net income                                            50.24          125.20         118.70            0.43
Add back: Goodwill amortization, net of tax                       --            5.39           4.88              --
Add back: Intangible assets amortization, net of tax              --            0.89           0.80              --
                                                              --------------------------------------------------------
Adjusted net income                                            50.24          131.48         124.38            0.43
                                                              --------------------------------------------------------

                                                                                                          U.S. dollars
                                                                               Yen                          (Note 2)
                                                              --------------------------------------------------------
Diluted earnings per share:                                    2003            2002           2001            2003
----------------------------------------------------------------------------------------------------------------------
Reported net income                                               --          125.05         118.57              --
Add back: Goodwill amortization, net of tax                       --            5.38           4.87              --
Add back: Intangible assets amortization, net of tax              --            0.89           0.80              --
                                                              --------------------------------------------------------
Adjusted net income                                               --          131.32         124.24              --
                                                              --------------------------------------------------------

l. Allowance for Sales Promotion Expenses

         An allowance for sales promotion expenses is provided for future usage of points that entitle customers to receive reductions in the price of future purchases. Effective March 1, 2001, this point card program was established as a sales promotion program. The outstanding balance of this allowance was 6,186 million yen ($52,424 thousand) and 4,154 million yen at February 28, 2003 and 2002.

m. Revenues Recognition

         "Net sales" and "Other income" are recorded separately in the accompanying consolidated statements of income. The Company recognizes revenue as "Net sales" at the time sales are made to customers.

The details of "Other income" for the three years ended February 28, 2003, are comprised as follows:

                                                                                                    Thousands of
                                                                                                    U.S. dollars
                                                                Millions of yen                      (Note 2)
                                                   -------------------------------------------------------------
                                                     2003            2002              2001             2003
----------------------------------------------------------------------------------------------------------------
Franchise fees from domestic
  franchised stores                                306,060         291,518           280,124         2,593,729
Rental income from tenants                          28,292          28,051            26,020           239,763
Other                                               28,255          16,118            12,954           239,449
                                                   -------------------------------------------------------------
                                                   362,607         335,687           319,098         3,072,941
                                                   -------------------------------------------------------------

         In convenience store operations, the Company operates Seven-Eleven convenience stores directly and through franchise fee arrangements domestically and in foreign countries. Under the franchise agreement, all franchised stores are provided with a variety of services and advice on the operation of convenience stores from the Company as the franchisor.

         For domestic franchise agreements, the Company recognizes franchise fees revenue from domestic franchised stores which are principally owned and operated by the franchisees, as it becomes receivable according to the provisions of the franchise agreement. These fees are determined on the basis of the gross profit of each store.

         For foreign franchise agreements, foreign franchised stores are owned by the Company and operated by franchisees. Sales and expenses relating to foreign franchised stores are reflected as "Net sales" and "Selling, general and administrative expenses" in the Company's financial statements. The gross profit of franchise stores is split between the Company and its franchisees. The franchisees' share of the gross profit of franchise stores generally approximates 48% of the merchandise gross profit of the store and is presented as "Selling, general and administrative expenses".

         Merchandise sales and franchisees' share of the gross profit of foreign franchised stores and sales of domestic franchised stores are as follows:

                                                                                                      Thousands of
                                                                                                      U.S. dollars
                                                                 Millions of yen                        (Note 2)
                                                   ---------------------------------------------------------------
                                                      2003             2002              2001             2003
------------------------------------------------------------------------------------------------------------------
Merchandise sales                                    520,630          477,129           394,939         4,412,119
Franchisees' share of the gross profit
  of foreign franchised stores                        93,523           85,531            71,502           792,568
Sales of domestic franchised stores                2,120,405        2,041,078         1,981,146        17,969,534

         In superstore operations, the Company rents part of its sales floor space to tenants for the operation of independent complementary retail businesses. Rental income is recognized, as "Other income" over a contracted period as it becomes receivable according to the provisions of the rental agreement.

n. Net Income and Cash Dividends per Share and per American Depositary Share (See Notes 16 and 17)

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

o. Advertising Costs

         Advertising costs are generally charged to income in the year incurred. The amounts of the costs were 41,535 million yen ($351,992 thousand), 39,453 million yen and 41,761 million yen for the years ended February 28, 2003, 2002 and 2001, respectively.

p. Interest Costs

         Interest costs, except for the portion associated with the construction of buildings, are charged to income in the year incurred. Interest costs capitalized as a part of building costs for the years ended February 28, 2003, 2002 and 2001 were 731 million yen ($6,195 thousand), 656 million yen and 726 million yen, respectively.

q. Accounting for Issuance of Stock by Subsidiary

         Issuance of additional shares by a subsidiary to third parties resulting in an increase in equity in the subsidiary is accounted for as a capital transaction. During the three fiscal years ended February 28, 2003, the material issuance of shares by subsidiaries were the issuance of 603,900 shares and 212,000 shares of common stock, the amounts of issuance were 30,195 million yen and 10,600 million yen, by IY Bank Co., Ltd. to third parties on March 27, 2002 and on August 30, 2001, which increased "Other capital" by 830 million yen and 1,288 million yen, respectively.

r. Income Taxes

         Under the provisions of SFAS No. 109, "Accounting for Income Taxes", deferred tax assets and liabilities are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements.

s. Accounting for Consumption Taxes and Excise Tax

         The Japanese consumption taxes withheld and consumption taxes paid are not included in the accompanying consolidated statements of income. The excise tax levied in the U.S. and Canada amounted to 188,001 million yen ($1,593,229 thousand), 162,577 million yen and 133,817 million yen in 2003, 2002 and 2001, respectively, and is included in the revenues from operations in the accompanying consolidated statements of income.

t. Environmental

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

         In the U.S., a portion of the environmental expenditures incurred for remediation activities is eligible for reimbursement under state trust funds and reimbursement programs. A receivable is recorded for estimated probable refunds when the related liability is recorded. The amount of the receivable is based upon the Company's historical collection experience with the specific state fund (or other state funds), the financial status of the state fund and the Company's priority ranking for reimbursement from the state fund. The receivable is discounted if the amount relates to remediation activities that have already been completed (see Note 12).

u. Derivatives

         Hedging risk of foreign currency transactions, the Company enters into forward exchange contracts to purchase foreign currencies and foreign currency option contracts. However, the Company does not apply hedge accounting, prescribed in SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The impact of the application of SFAS No. 133 was not material, since the volume of transactions with risk of foreign currency exchange rate fluctuations was not significant.

         7-Eleven, Inc. has monetized its future royalty payments from Seven-Eleven Japan, its area license in Japan, through fixed-rate yen-denominated loans ("Yen loan") that are non-recourse to 7-Eleven, Inc. as to principal and interest. In January 2001, SFAS No. 133 nullified the hedge accounting treatment 7-Eleven, Inc. was previously applying to the Seven-Eleven Japan royalty and yen loans. The Company recorded a one-time charge of 659 million yen related to the cumulative effect of the adoption of SFAS No. 133.

         In October 2001, the Company entered into an interest rate swap agreement with a notional amount of 30,000 million yen in order to hedge the exposure to change in the fair value of fixed rate bonds due November 11, 2003. However, the Company does not apply hedge accounting, prescribed in SFAS No.
133. The impact of the application of SFAS No. 133 was not material.

         7-Eleven, Inc.'s interest rate swap of $250,000 thousand is treated as a cash flow hedge with an interest rate exposure in connection with its commercial paper program.

         In January 2003, Seven-Eleven Japan entered into a note purchase agreement that authorizes 7-Eleven, Inc. to issue and sell up to $400 million aggregate principal amount of Senior Subordinated Notes due January 27, 2010 ("Notes") to Seven-Eleven Japan. Seven-Eleven Japan entered into a currency swap agreement with a financial institution to hedge the foreign currency exposure to variability in the functional-currency-equivalent cash flows. Under SFAS No. 133 and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities -- an amendment of FASB Statement No. 133", this swap was treated as a foreign currency cash flow hedge.

         The Company newly entered an interest rate swap agreement with a notional amount of 20,000 million yen in January 2003 in order to hedge the exposure to change in fair value of fixed-rate bonds due November 11, 2005. Under SFAS No. 133, this swap is treated as a fair value hedge.

v. Accounting for Asset Retirement Obligations

         The Company adopted the provisions of SFAS No. 143, "Accounting for Asset Retirement Obligations", as of March 1, 2002. This new statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement requires the Company to recognize an estimated liability for the removal of 7-Eleven, Inc.'s underground gasoline storage tanks on the basis of the prior experience with remediation of sites, the useful lives of sites and the regulations of the U.S. The outstanding balance of this liability is 6,523 million yen at February 28, 2003. The cumulative effect of adjustment upon adopting this statement, net of income taxes and minority interest, resulted in a decrease of net income by 1,942 million yen and recorded as cumulative effects of changes in accounting principles in the consolidated financial statements.

w. Recently Issued Accounting Standards

         The Company adopted SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections", as of March 1, 2002. This new statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that Statement, FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". This statement also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers". This statement amends SFAS No. 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The impact of the adoption of this statement should be immaterial. The reclassification of accounts related to the gain on debt redemption that was recorded as extraordinary gain in the consolidated financial statements was made in accordance with the provisions of this statement.

         SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", was issued in June 2002. This new statement nullifies Emerging Issue Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" and requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. These costs generally arise from store closings and are recorded at the time of the store is closed.

         SFAS No. 147, "Acquisitions of Certain Financial Institutions -- an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9", was issued in October 2002. This statement removes acquisitions of financial institutions from the scope of both Statement 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". This statement amends SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor and borrower-relationship intangible assets and credit cardholder intangible assets. The adoption of this statement did not have any impact on the Company's financial statements.

         SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure -- an amendment of FASB Statement No. 123," was issued in December 2002. This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock based employee compensation. In addition, this statement amends the disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of this statement are effective for fiscal years ending after December 15, 2002. At the present time, 7-Eleven, Inc., a consolidated subsidiary, does not intend to adopt the fair-value-based method for its stock compensation plans.

         FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", was issued in November 2002. The interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of the interpretation are to be applied on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The adoption of this interpretation will not have a material impact on the Company's financial statements.

         In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities -- an Interpretation of ARB No. 51". This interpretation addresses consolidation by a primary beneficiary of a variable interest entity
(VIE). FIN No. 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 become effective for the Company in the first reporting period beginning after June 15, 2003. For variable interest entities acquired prior to February 1, 2003, any difference between the net amount added to the balance sheet and the amount of any previously recognized interest in the variable interest entity will be recognized as a cumulative effect of an accounting change. On an annual basis, the Company expects the impact on net income to be a charge of approximately 345 million yen to 482 million yen in the Company's financial statements.

x. Reclassification of Accounts

         Prior years' amounts have been reclassified to conform with the current year's presentation.

2. UNITED STATES DOLLAR AMOUNTS

         The accounts of the consolidated financial statements presented herein are expressed in Japanese yen and, solely for the convenience of the reader, have been translated into U.S. dollars at the rate of 118 yen=US$1, the approximate rate of exchange prevailing at February 28, 2003. The inclusion of such amounts is not intended to imply that Japanese yen and assets and liabilities originating in Japanese yen have been or could be readily converted, realized or settled in U.S. dollars at 118 yen=US$1 or at any other rate.

3. SUPPLEMENTAL CASH FLOWS INFORMATION

                                                                                                        Thousands of
                                                                                                        U.S. dollars
                                                                        Millions of yen                   (Note 2)
                                                              ------------------------------------------------------
Supplemental disclosure of cash flow information:              2003          2002          2001             2003
--------------------------------------------------------------------------------------------------------------------
Cash paid during the year for:
   Interest                                                   12,796        13,116        13,668          108,441
   Income taxes                                               81,837        86,925        92,839          693,534
Noncash investing and financing activities:
   Capital lease obligations for
    property and equipment                                    16,823        15,210         8,040          142,567
   Long-term accounts payable for
    property and equipment                                     3,430            --            --           29,068
   Conversions of convertible bonds                               --         2,374            16               --

4. ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

         Effective March 1, 2002, the Company adopted the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". On May 24, 2002, the Company sold all of its shares of Daikuma Co., Ltd. (a consolidated subsidiary in the segment of superstore operations). The accounting related to this transaction was made in accordance with the provisions of this statement. The accounting related to the Company's property, plant and equipment of certain owned stores which management committed to a plan to close such stores and actively markets the stores was also treated under the provisions of this statement. In addition, the accounting related to the leased stores in which the related stores ceased operations was treated under the provisions of this statement. Prior years' amounts have been reclassified to conform with the current year's presentation. The assets classified as held for sale and liabilities associated with assets held for sale are separately presented in the consolidated balance sheets. At February 28, 2003 and 2002, the amounts of assets held for sale were 3,092 million yen ($26,203 thousand) and 51,376 million yen, respectively, of which 332 million yen was included in other assets in 2002. The details of assets held for sale at February 28, 2003 and 2002 are as follows:

                                                                                   Thousands of
                                                                                   U.S. dollars
                                                              Millions of yen        (Note 2)
                                                            -----------------------------------
                                                             2003         2002         2003
-----------------------------------------------------------------------------------------------
Daikuma Co., Ltd.:
   Cash and cash equivalents                                   --         5,376           --
   Accounts and notes receivable                               --           753           --
   Inventories                                                 --         8,400           --
   Property and equipment                                      --        23,075           --
   Others                                                      --        12,327           --
                                                            -----------------------------------
     Subtotal                                                  --        49,931           --
Others:
   (principally, Property, plant and equipment)             3,092         1,445       26,203
                                                            -----------------------------------
     Total                                                  3,092        51,376       26,203
                                                            -----------------------------------

         The liabilities associated with assets held for sale are Daikuma Co., Ltd.'s liabilities. At February 28, 2003, and 2002, the amount of liabilities associated with assets held for sale were - - million yen and 11,265 million yen, respectively. The details of liabilities associated with assets held for sale at February 28, 2003 and 2002 are as follows.

                                                                      Thousands of
                                                                      U.S. dollars
                                                 Millions of yen        (Note 2)
                                                ----------------------------------
                                                2003        2002          2003
----------------------------------------------------------------------------------
Accounts and notes payable                       --         4,122          --
Long-term debt                                   --         4,288          --
Others                                           --         2,855          --
                                                ----------------------------------
     Total                                       --        11,265          --
                                                ----------------------------------

         This statement also broadens the definition of what constitutes a discontinued operation and how the results of discontinued operations are to be measured and presented. Upon adoption of this statement, the sale of all shares of Daikuma Co., Ltd. and the results of its operations were classified as loss from discontinued operations in the consolidated statements of income. In addition, the results of operations of the Company's certain owned and leased stores are also presented as discontinued operations in accordance with the provisions of SFAS No. 144. The results of operations of owned stores are presented as discontinued operations beginning in the year in which management commits to a plan to close the related store and actively markets the store. The results of operations of a leased store are presented as discontinued operations beginning in the year in which the related store ceases operations. The details of loss from discontinued operations for the fiscal years ended February 28, 2003, 2002 and 2001 are as follows.

                                                                                                      Thousands of
                                                                                                      U.S. dollars
                                                                          Millions of yen               (Note 2)
                                                               ---------------------------------------------------
                                                                 2003          2002          2001         2003
------------------------------------------------------------------------------------------------------------------
Daikuma Co., Ltd.:
   Revenue from operations                                      21,283       106,904       115,541       180,364
   Income before income taxes                                   (1,136)       (2,670)       (4,017)       (9,627)
   Loss on sale of security investments                        (16,065)           --            --      (136,144)
                                                               ---------------------------------------------------
     Subtotal                                                  (17,201)       (2,670)       (4,017)     (145,771)
                                                               ---------------------------------------------------
   Income taxes                                                 (1,494)       (1,677)        1,589       (12,661)
   Minority interest in earnings of consolidated
    subsidiaries                                                    --           532           321            --
                                                               ---------------------------------------------------
     loss from discontinued operations                         (18,695)       (3,815)       (2,107)     (158,432)
                                                               ---------------------------------------------------
Others:
   Revenue from operations                                      23,580        46,102        46,536       199,831
   Income before income taxes                                   (8,277)       (1,044)         (749)      (70,145)
   Income taxes                                                  3,434           397           310        29,100
   Minority interest in earnings of consolidated
    subsidiaries                                                 1,191           321            30        10,096
                                                               ---------------------------------------------------
     Loss from discontinued operations                          (3,652)         (326)         (409)      (30,949)
                                                               ---------------------------------------------------
     Loss from discontinued operations (Total)                 (22,347)       (4,141)       (2,516)     (189,381)
                                                               ---------------------------------------------------

         This statement addresses recognition and measurement of impairment loss for assets to be held and used and to be disposed of. The amount of the impairment losses for assets to be held and used for the year ended February 28, 2003, which are mainly attributable to the superstore and convenience store operations, is 8,908 million yen. The Company recognized the losses, which represent write-down of the assets to fair value, due to under-performing and the losses are classified as SGA expenses in the accompanying consolidated statements of income. The Company bases the estimated net realizable value of property and equipment on anticipated future cash flow generated from related stores, the Company's experience in utilizing and/or disposing of similar assets and on estimates provided by the Company's own and/or third-party real estate experts.

5. INVENTORIES

Inventories at February 28, 2003 and 2002 consist of:

                                                                       Thousands of
                                                                       U.S. dollars
                                                 Millions of yen         (Note 2)
                                               ------------------------------------
                                                2003          2002         2003
-----------------------------------------------------------------------------------
Apparel                                        39,130        42,476       331,610
Household goods                                36,726        37,174       311,237
Processed foods                                13,266        12,911       112,424
Fresh foods                                     2,770         2,854        23,475
Gasoline                                        4,580         5,165        38,814
Other                                           1,404         2,019        11,898
                                               ------------------------------------
                                               97,876       102,599       829,458
                                               ------------------------------------

         Inventories of foreign subsidiaries stated on the LIFO basis were 11,435 million yen ($96,910 thousand) and 12,927 million yen at December 31, 2002 and 2001, respectively, which was less than replacement cost by approximately 4,670 million yen ($39,574 thousand) and 3,774 million yen, respectively.

6. INVESTMENTS IN DEBT AND EQUITY SECURITIES

         The Company invests in equity securities and bonds, and has classified its investments in debt and equity securities primarily as available-for-sale. These securities are carried at fair value. During 2003, the proceeds from sale of available-for-sale securities were 7,348 million yen ($62,271 thousand) and gross realized gains on sales amounted to 375 million yen ($3,128 thousand). In addition, write-down in the amount of 5,781 million yen ($48,992 thousand) was recorded due to the decline in fair value, which was judged to be other than temporary. During 2002, the proceeds from sale of available-for-sale securities were 7,248 million yen and gross realized gains and losses on sales amounted to 4,152 million yen and 858 million yen, respectively. In addition, a write-down in the amount of 9,151 million yen was recorded due to the decline in fair value, which was judged to be other than temporary. During 2001, the proceeds from sale of available-for-sale securities were 15,179 million yen and gross realized gains and losses on sales amounted to 8,343 million yen and 1,412 million yen, respectively. Realized gains and losses are determined on the average cost basis.

         The following table sets forth the cost, gross unrealized gains, gross unrealized losses and estimated market values as of February 28, 2003 and 2002:

                                                                         Millions of yen
                                                        -------------------------------------------------
                                                                     Gross        Gross
                                                                   unrealized   unrealized    Estimated
                                                         Cost         gains       losses     market value
---------------------------------------------------------------------------------------------------------
As of February 28, 2003:
   Non-current:
   Other security investments
     Equity securities                                   9,825          996        (485)        10,336
     Japanese governmental and Government-              22,572           31          (0)        22,603
guaranteed bond securities
     Corporate debt securities                             134           --         (11)           123
                                                        -------------------------------------------------
                                                        32,531        1,027        (496)        33,062
                                                        -------------------------------------------------

As of February 28, 2002:
   Non-current:
   Other security investments
     Equity securities                                  14,797        1,506      (1,929)        14,374
                                                        16,590            2          (2)        16,590
     Japanese governmental bond securities
     Corporate debt securities                             134           --          (2)           132
                                                        -------------------------------------------------
                                                        31,521        1,508      (1,933)        31,096
                                                        -------------------------------------------------

                                                                       Thousands of U.S. dollars (Note 2)
                                                              ----------------------------------------------------
                                                                             Gross         Gross
                                                                          unrealized    unrealized      Estimated
                                                                Cost         gains        losses      market value
------------------------------------------------------------------------------------------------------------------
As of February 28, 2003:
   Non-current:
   Other security investments
     Equity securities                                         83,263        8,440        (4,110)        87,593
     Japanese governmental and Government-                    191,288          263            (0)       191,551
guaranteed bond securities
     Corporate debt securities                                  1,135           --           (93)         1,042
                                                              ----------------------------------------------------
                                                              275,686        8,703        (4,203)       280,186
                                                              ----------------------------------------------------

         The cost and estimated market values of debt securities with fixed maturities classified as available-for-sale at February 28, 2003, by contractual maturity, are shown below:

                                                                                               Thousands of
                                                                  Millions of yen          U.S. dollars (Note 2)
                                                               ---------------------------------------------------
                                                                          Estimated                    Estimated
                                                               Cost      market value     Cost        market value
------------------------------------------------------------------------------------------------------------------
2004                                                              600          600        5,085           5,085
2005                                                           17.482       17,493      148,152         148,246
2006                                                              134          123        1,135           1,042
2007                                                            4,490        4,510       38,051          38,220
                                                               ---------------------------------------------------
                                                               22,706       22,726      192,423         192,593
                                                               ---------------------------------------------------

         Estimated market values of equity securities are based on quoted market prices. Non-marketable securities are accounted for on the historical basis subject to a write-down for impairment.

7. OTHER ASSETS-OTHER

         Other assets-other at February 28, 2003 and 2002, consist of:

                                                                                                       Thousands of
                                                                                                       U.S. dollars
                                                                                Millions of yen          (Note 2)
                                                                            ---------------------------------------
                                                                              2003            2002          2003
-------------------------------------------------------------------------------------------------------------------
Long-term loans receivable (Note 9)                                          25,619          26,716       217,110
Prepaid pension cost (Note 10)                                               36,426          35,848       308,695
Intangible assets and other (net of accumulated amortization of
   19,129 million yen ($162,110 thousand) and 21,060 million yen)            45,226          13,137       383,271
                                                                             ------          ------       -------
   (Note 13)
                                                                            107,271          75,701       909,076
                                                                            =======          ======       =======

8. SHORT-TERM LOANS AND LONG-TERM DEBT

         Short-term loans are principally comprised of overdraft facilities domestically, as well as by commercial paper of 7-Eleven, Inc.

         The following summarizes information concerning short-term loans:

                                                                                               Thousands of
                                                                                               U.S. dollars
                                                                        Millions of yen          (Note 2)
                                                                       ------------------------------------
                                                                       2003         2002           2003
-----------------------------------------------------------------------------------------------------------
Outstanding balance at fiscal year-end:
   Short-term bank loans                                               4,535        4,614         38,432
   Commercial paper                                                       --        9,452             --
                                                                       ------------------------------------
                                                                       4,535       14,066         38,432
                                                                       ------------------------------------
Weighted-average interest rate at year-end:
   Short-term bank loans                                                 1.6%         2.1%
   Commercial paper                                                       --          2.0%

  Long-term debt at February 28, 2003 and 2002 consists of the following:

                                                                                           Thousands of
                                                                                           U.S. dollars
                                                                     Millions of yen         (Note 2)
                                                                    ------------------------------------
                                                                       2003        2002         2003
--------------------------------------------------------------------------------------------------------
Outstanding balance at fiscal year-end:
Long-term accounts payable                                              5,189        703        43,975
Guarantee deposits received from tenants and franchisees, due
 fiscal 2004 to 2022 (a)                                               46,588     52,489       394,813
Loans, principally from banks and insurance companies, due
 fiscal 2004 to 2020 with interest rates ranging from 0.6% to
 5.5% without collateral                                               17,238     15,650       146,085
1.08% unsecured straight bonds, due November 11, 2003 (b)              30,000     30,000       254,237
1.35% unsecured straight bonds, due November 11, 2005 (b)              20,004     20,000       169,525
1.72% unsecured straight bonds, due March 29, 2007 (b)                 30,000     30,000       254,237
1.96% unsecured straight bonds, due March 29, 2010 (b)                 20,000     20,000       169,492
0.65% unsecured straight bonds, due September 18, 2009 (b)             50,000         --       423,729
7-Eleven, Inc.:
     Revolving Credit Facility (c)                                         --         --            --
     Commercial paper (d)                                              57,120     52,780       484,068
     5% First Priority Senior Subordinated Debentures due
       2004 (e)                                                        27,555     29,243       233,517
     4.5% Second Priority Senior Subordinated Debentures
       (Series A) due 2005 (e)                                         12,412     13,104       105,186
     4% Second Priority Senior Subordinated Debentures
       (Series B) due 2005 (e)                                          2,045      2,147        17,331
     Yen Loans (f)                                                     17,315     22,297       146,737
     7.5% Cityplace Term Loan due 2006 (g)                             25,683     29,038       217,652
     Other                                                                292        387         2,475
Capital lease obligations, due fiscal 2004 to 2029                     52,134     49,282       441,814
                                                                    ------------------------------------
                                                                      413,575    367,120     3,504,873
Portion due within one year                                           (44,306)   (18,285)     (375,475)
                                                                    ------------------------------------
                                                                      369,269    348,835     3,129,398
                                                                    ------------------------------------

(a) Guarantee deposits received from tenants and franchisees are mainly non-interest bearing deposits due in 6 years and 15 years, respectively.

(b) At November 1, 2002, the Company issued the 5th 0.65% unsecured straight bonds totaling 50,000 million yen ($423,729 thousand) due September 18, 2009. The Company, under certain terms of these bonds, could be prohibited from pledging collateral for any other purpose as long as the bonds remain. Based on current estimates, the terms of the bonds are not considered to have a material adverse impact on the Company's future operation and financial condition.

(c) 7-Eleven, Inc. is obligated to a group of lenders under a $200,000 thousand unsecured revolving credit agreement ("Credit Agreement"). The Credit Agreement includes a sub-limit of $150,000 thousand for letters of credit. The revolving credit facility expires January 2006. At December 31, 2002, outstanding letters of credit under the facility totaled $79,100 thousand.

              A facility fee of 0.15% per year is charged on the aggregate amount of the revolving credit facility. In addition, if the average outstanding balance of the facility is greater than or equal to two-thirds of the available borrowings under the facility, a utilization fee is charged on the average outstanding principal amount of loans and the undrawn face amount of the letters of credit. The utilization fee is tied to the 7-Eleven, Inc.'s senior long-term indebtedness and was 0.375% as of December 31, 2002. All fees are paid quarterly.

              The Credit Agreement contains various financial and operating covenants which require, among other things, the maintenance of certain financial ratios including interest and rent coverage, 7-Eleven, Inc.'s total indebtedness and senior indebtedness to earnings before interest, income taxes, depreciation and amortization and the interest component of rent expense on certain lease facilities. The Credit Agreement also contains various covenants which, among other things,
     (i) limit 7-Eleven, Inc.'s ability to incur or guarantee indebtedness or other liabilities other than under the Credit Agreement; (ii) limit 7-Eleven, Inc.'s ability to engage in asset sales and sale/leaseback transactions; (iii) limit the types of investments 7-Eleven, Inc. can make; and; (iv) limit 7-Eleven, Inc.'s ability to pay cash dividends or redeem or prepay principal and interest on any subordinated debt.

(d) At December 31, 2002 and 2001, 57,120 million yen (the original dollar amount was $476,396 thousand) and 52,780 million yen (the original dollar amount was $400,000 thousand) were classified as long-term debt since 7-Eleven, Inc. intends to maintain at least these amounts outstanding during the next year. The weighted-average interest rate on commercial paper borrowings outstanding at December 31, 2002 and 2001, respectively, was 1.5% and 2.0%.

(e) The 5% First Priority Senior Subordinated Debentures, due December 15, 2003, are redeemable at any time at 7-Eleven, Inc.'s option at 100% of the principal amount.

              The Second Priority Senior Subordinated Debentures (4.5% Series A and 4% Series B), due June 15, 2004, are redeemable at any time at 7-Eleven, Inc.'s option at 100% of the principal amount.

              The above debentures contain certain covenants which, among other things, (i) limit the payment of dividends and certain other restricted payments by both 7-Eleven, Inc. and its subsidiaries; (ii) require the purchase by 7-Eleven, Inc. of the debentures at the option of the holder upon a change of control; (iii) limit additional indebtedness; (iv) limit future exchange offers; (v) limit the repayment of subordinated indebtedness; (vi) require board approval of certain asset sales; (vii) limit transactions with certain shareholders and affiliates and (viii) limit consolidations, mergers and the conveyance of all or substantially all of 7-Eleven, Inc.'s assets.

              The First and Second Priority Senior Subordinated Debentures are subordinate to the borrowings outstanding under the Credit Agreement and to previously outstanding mortgages and notes that are either backed by specific collateral or are general unsecured, unsubordinated obligations. The Second Priority Debentures are subordinate to the First Priority Debentures.

(f) 7-Eleven, Inc. has monetized its future royalty payments from Seven-Eleven Japan, its area license in Japan, through fixed-rate yen-denominated loans ("Yen Loan") that are non-recourse to 7-Eleven, Inc. as to principal and interest. The Yen Loan funded in March 1988 ("1988 Yen Loan") was repaid in August 2001.

              As of December 31, 2002, the principal balance on the Yen Loan which had been funded in April 1998 ("1998 Yen Loan") was 7,218 million yen ($61,169 thousand). The 1998 Yen Loan has an interest rate of 2.3% and the final payment will be made in 2006.

              As of December 31, 2002, the principal balance on the Yen Loan which had been funded in December 2001 ("2001 Yen Loan") was 10,096 million yen ($85,559 thousand). The 2001-Yen Loan has an interest rate of 1.8% and the final payment will be made in 2011.

(g) Cityplace Center East Corporation, a subsidiary of 7-Eleven, Inc., constructed the headquarters tower, parking garages and related facilities of the Cityplace Center development and is currently obligated to The UFJ Bank Limited, New York Branch ("UFJ"), which has a lien on the property financed. The debt with UFJ has monthly payments of principal and interest based on a 25-year amortization at 7.5%, with the remaining principal of $199,300 thousand due on March 1, 2005 ("Cityplace Term Loan").

           The Company's assets pledged as collateral for certain short-term loans and long-term debt at February 28, 2003 and 2002, are summarized as follows:

                                                                                Thousands of
                                                                                U.S. dollars
                                                            Millions of yen       (Note 2)
                                                           ----------------------------------
                                                              2003      2002        2003
---------------------------------------------------------------------------------------------
Property and equipment, net of accumulated depreciation      33,265    37,640     281,907

         The aggregate annual maturities of the long-term debt are as follows:

                                                                           Thousands of
                                                                           U.S. dollars
Fiscal years ending February 28 or 29                   Millions of yen      (Note 2)
----------------------------------------------------------------------------------------
2004                                                        44,306            375,475
2005                                                        15,860            134,407
2006                                                        54,536            462,170
2007                                                        14,464            122,576
2008                                                        47,498            402,525
Thereafter                                                 236,911          2,007,720
                                                       ---------------------------------
                                                           413,575          3,504,873
                                                       ---------------------------------

9. FINANCIAL INSTRUMENTS

         The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

FINANCE RECEIVABLE

It was not practicable to estimate the fair value of Finance Receivables as they consisted of many small the accounts. Thus, they were excluded from the following table.

LOANS RECEIVABLE

The fair value of the Loans Receivable included in Accounts and notes receivable--Franchisees and other and Investments in and advances to affiliates is estimated by calculating the present value of the future cash flows at current interest rates. It was not practicable to estimate the fair value for certain long-term loans (carrying amount of 7,020 million yen), and receivables due from the U.S. related to the reimbursements of remediation costs (carrying amount of 6,669 million yen) because timing of their future cash flows is uncertain. Thus, they were excluded from the following table. Short-term loans receivable and long term loans receivable with maturities of less than one year are included in the following table (carrying amount of 3,558 million yen).

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

INTEREST RATE SWAP

The fair value of the Interest Rate Swap contracted in Japan is estimated based on quotations from financial institutions. The fair value of the interest rate swap contracted in the U.S. is estimated based on discounted cash flows for the term of the swap using forward three-month LIBOR rates, and represents the estimated amount the Company would pay if the Company chose to terminate the swap.

FOREIGN CURRENCY SWAP

The fair value of the currency swap is estimated based on quotations from financial institutions.

FOREIGN CURRENCY OPTION CONTRACTS

The fair value of the Foreign Currency Options is estimated based on quotations from financial institutions.

         The carrying amounts of cash and cash equivalents, accounts and notes receivable, accounts and notes payable and accrued liabilities and other current liabilities are reasonable estimates of their fair values.

         The carrying amounts and estimated fair values of the financial instruments at February 28, 2003 are as follows:

                                                                                  Thousands of
                                                                                  U.S. dollars
                                                      Millions of yen               (Note 2)
                                                  ---------------------------------------------------
                                                   Carrying    Estimated      Carrying     Estimated
                                                    amount     fair value      amount      fair value
-----------------------------------------------------------------------------------------------------
Assets:
Loans receivable                                     16,829        15,106       142,619       128,017
Liabilities:
Short-term bank loans                                 4,535         4,535        38,432        38,432
Commercial paper                                     57,120        57,120       484,068       484,068
Long-term loans payable                              17,530        18,129       148,560       153,636
Debentures                                           42,012        42,703       356,034       361,890
Bonds                                               150,004       147,637     1,271,220     1,251,161
Yen Loan                                             17,315        17,513       146,737       148,415
Cityplace Term Loan                                  25,683        26,702       217,652       226,288
Derivatives:
Forward exchange contracts to purchase foreign
 currencies                                             (40)          (40)         (339)         (339)
Interest rate swaps                                  (1,725)       (1,725)      (14,619)      (14,619)
Foreign currency swaps                                   56            56          (474)         (474)
Foreign currency option contracts
   Put option                                            18            18           152           152
   Call option                                          (17)          (17)         (144)         (144)

DERIVATIVE FINANCIAL INSTRUMENTS

         The Company adopted the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as of March 1, 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.

         The Company uses forward exchange contracts and foreign currency option contracts to reduce its exposure to market risk resulting from fluctuations in foreign exchange rates that are primarily comprised of importing merchandise. The aggregate amounts of such currency purchase contracts, with maturities of less than one year, were 4,362 million yen and 7,750 million yen as of February 28, 2003 and 2002, respectively. The company does not apply hedge accounting, prescribed in SFAS No. 133. The impact of the adoption of SFAS No. 133 was not material.

         In Japan, the Company entered into an interest rate swap agreement with a financial institution with a notional amount of 30,000 million yen in October 2001 in order to hedge the exposure to change in the fair value of fixed-rate bonds due November 11, 2003. The company does not apply hedge accounting, prescribed in SFAS No. 133. The impact of the adoption of SFAS No. 133 was not material. The Company newly entered into an interest rate swap agreement with a notional amount of 20,000 million yen in January 2003 in order to hedge the exposure to change in fair value of fixed-rate bonds due November 11 2005. Under SFAS No. 133, this swap is treated as a fair value hedge. In the U.S., the Company is party to a 250,000 yen thousand notional principal amount interest rate swap agreement to reduce its exposure to market risk resulting from fluctuations in interest rates. The Company currently pays a fixed interest rate of 6.096% on the $250,000 thousand notional amount until February 2004. A major financial institution, as counterparty to the agreement, pays the Company interest at a floating rate based on three-month LIBOR on the notional amount during the term of the agreement. Interest payments are made quarterly on a net settlement basis. The interest rate swap has been accounted for as a hedge and, accordingly, any difference between amounts paid and received is recorded as interest expense.

         In January 2003, Seven-Eleven Japan entered into a note purchase agreement that authorizes 7-Eleven, Inc. to issue and sell up to $400 million aggregate principal amount of Senior Subordinated Notes due January 27, 2010 ("Notes") to Seven-Eleven Japan. Seven-Eleven Japan entered into a currency swap agreement with a financial institution to hedge the foreign currency exposure to variability in the functional-currency-equivalent cash flows.

         Under SFAS No. 133 and SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities-an amendment of FASB Statement No. 133", this swap was treated as a foreign currency cash flow hedge. The Company recorded an asset of 56 million yen representing the fair value of this swap as of February 28, 2003, with the offset of 32 million yen (net deferred taxes of 24 million yen) to accumulated other comprehensive income.

         The Company is at risk of loss from the foreign currency forward contracts, foreign currency option contracts and the interest rate swap agreement in the event of nonperformance by the counterparties. However, based on current estimates, future risk is not material.

         Under SFAS No. 133, the $250,000 thousand interest rate swap is treated as a cash flow hedge of the Company's interest rate exposure. Upon adoption of SFAS No. 133, the Company recorded a liability representing the fair value of the interest rate swap at the beginning of the fiscal year to Accumulated Other Comprehensive Income. The Company adjusts the carrying value of the interest rate swap to fair value at each reporting date with a corresponding offset to Accumulated Other Comprehensive Income. These balances are not material for the Company. Additionally, the Company reviews the effectiveness of the interest rate swap at each reporting date and recognizes the ineffective portion of the interest rate swap in earnings for the period reported. The amount of the hedging ineffectiveness is not material for the year ended February 28, 2003.

10. EMPLOYEE BENEFIT PLANS

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

         Following the amendment of the Welfare Pension Insurance Law in Japan, on November 15, 2002, EPF obtained approval from Japan's Ministry of Health, Labour and Welfare for exemption from the future benefit obligation with respect to the portion of the Employee Pension Fund that the Company operates on behalf of the Government (the so-called substitutional portion). The Company accounts for the entire separation process upon completion of the transfer to the Government of the substitutional portion of the benefit obligation and related plan assets in accordance with the provisions of Emerging Issues Task Force ("EITF") Issue No. 03-02 ("Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities"). The

Company expects the completion of the transfer will be made during the fiscal year ending February 29, 2004.

         The following tables detail reconciliations of beginning and ending balances of the benefit obligations and the fair values of the plan assets of the EPF as of February 28, 2003 and 2002, and the components of pension expense for each of the three years ended February 28, 2003.

                                                                                            Thousands of
                                                                                            U.S. dollars
                                                                       Millions of yen        (Note 2)
                                                                    ------------------------------------
                                                                       2003        2002          2003
--------------------------------------------------------------------------------------------------------
Change in benefit obligations:
   Benefit obligations at beginning of year                           231,720     224,403     1,963,731
   Service cost                                                        16,716      17,920       141,653
   Interest cost                                                        6,843       6,496        57,993
   Amendments                                                              --      (9,681)           --
   Actuarial loss (gain)                                               24,906      (1,282)      211,066
   Benefits paid                                                       (8,869)     (6,136)      (75,157)
                                                                    ------------------------------------
   Benefit obligations at end of year                                 271,316     231,720     2,299,286
                                                                    ---------- -------------------------
Change in plan assets:
   Fair value of plan assets at beginning of year                     212,791     177,410     1,803,314
   Actual (loss) on plan assets                                       (14,895)     (1,519)     (126,229)
   Employer contributions                                              15,799      44,829       133,890
   Benefits paid                                                       (8,869)     (6,136)      (75,161)
   Adjustments                                                             --      (1,793)           --
                                                                    ------------------------------------
   Fair value of plan assets at end of year                           204,826     212,791     1,735,814
                                                                    ------------------------------------
Funded status                                                         (66,490)    (18,929)     (563,475)
Unrecognized actuarial loss                                           114,654      69,455       971,644
Unrecognized prior service cost                                       (10,671)    (12,226)      (90,432)
Unrecognized net transition assets being recognized over 15 years      (1,067)     (2,134)       (9,042)
                                                                    ------------------------------------
Net amount recognized                                                  36,426      36,166       308,695
                                                                    ------------------------------------
Amounts recognized in the consolidated balance sheets consist of:
   Prepaid pension cost                                                36,426      36,166       308,695
   Accrued pension and severance costs                                (72,609)         --      (615,331)
   Accumulated other comprehensive loss, gross of tax                  72,609          --       615,331
                                                                    ------------------------------------
Net amount recognized                                                  36,426      36,166       308,695
                                                                    ------------------------------------

         As of February 28, 2003, the accumulated benefit obligation and fair value of plan assets for the pension plan with accumulated benefit obligation in excess of plan assets were 241,008 million yen ($2,042,441 thousand) and 204,826 million yen ($1,735,814 thousand), respectively. As of February 28, 2002, the accumulated benefit obligation and fair value of plan assets for the pension plan were 202,475 million yen and 212,791 million yen.

         The balance of prepaid pension cost as of February 28, 2002 was 36,166 million yen, of which 35,848 million yen was recorded in other assets and remainder in asset held for sale.

         Plan assets of EPF are allocated to each separate legal entity as they are collectively managed and invested. As an affiliate company joined EPF in 2002, the ratio of allocation of plan assets to non-consolidated group companies was changed. The effect of the change was included in adjustments in change in plan assets.

         In the fiscal year 2002, the Company contributed mainly the subsidiary's common stocks to employee retirement benefit trust. Such contribution to the plan has been measured at fair value in the amount of 31,328 million yen, and the difference between the fair value and the book value was recorded as "Gain on subsidiary's common stock contribution to employee retirement benefit trust" and "(Loss) gain on sale and write-down of security investments" in the amounts of 24,607 million yen and (409) million yen, respectively, on the basis that it is an irrevocable transfer to the plan. The contribution is included in the amount of employer contributions. The pension trust agreement precludes the Company from withdrawing the contributed stocks and the plan has the unfettered right to sell the stocks to third parties. The employee retirement benefit trust is segregated and restricted to provide employee retirement benefit and qualified as plan assets. As a result, a fair value of plan assets exceeded accumulated benefit obligation and prepaid pension cost increased accordingly. The plan interest in subsidiary's common stocks is classified as a minority interest on consolidation.

                                                                            Thousands of
                                                                            U.S. dollars
                                                   Millions of yen            (Note 2)
                                            --------------------------------------------
                                             2003        2002      2001        2003
----------------------------------------------------------------------------------------
Components of pension expense (income):
   Service cost                             16,716      17,920    17,687     141,661
   Interest cost                             6,843       6,496     6,069      57,992
   Expected return on plan assets           (8,699)     (7,232)   (6,886)    (73,720)
   Net amortization                            473         758     1,141       4,008
                                            --------------------------------------------
                                            15,333      17,942    18,011     129,941
                                            --------------------------------------------

A portion of the above pension expense (income) for the years ended February 28, 2002 and 2001 were included in loss from discontinued operations.

         The following assumptions were utilized to measure net pension expense for each of the fiscal years presented, as well as the projected benefit obligations as of the end of the fiscal years:

                                                         2003       2002      2001
-----------------------------------------------------------------------------------
Discount rate                                             2.5%       3.0%      3.0%
Rate of increase in compensation levels                   1.5        2.0       2.0
Expected long-term rate of return on plan assets          3.5        4.0       4.0

         The assumption rates were changed in 2003 according to a decline of the market rate.

         The provisions of SFAS No. 87, "Employers' Accounting for Pensions," have not been applied to the pension plans of certain subsidiaries that are separately administered from the EPF or to the unfunded plans as they are not material.

         The parent company and certain domestic subsidiaries provide lump-sum retirement benefits for full-time directors and corporate auditors. Such benefits, which are not funded, are accrued for based on established policies. Charges to income for the directors' and corporate auditors' retirement plans were 337 million yen ($2,856 thousand), 2,071 million yen and 251 million yen in 2003, 2002 and 2001, respectively.

b. Employees' Savings and Profit Sharing Plan

         7-Eleven, Inc. maintains 7-Eleven, Inc. Employees' Savings and Profit Sharing Plan ("Savings and Profit Sharing Plan") for the purpose of providing retirement benefits for eligible employees.

         Contributions to the Savings and Profit Sharing Plan are made by both the participants and 7-Eleven, Inc. The Saving and Profit Sharing Plan was amended prospectively on February 1, 2002, such that 7-Eleven contributes an amount determined at the discretion of 7-Eleven, Inc. The contribution by 7-Eleven, Inc. is generally allocated to the participants on the basis of their individual contribution and years of participation in the Savings and Profit Sharing Plan. 7-Eleven, Inc.'s contributions for the years ended December 31, 2002, 2001 and 2000 were 1,690 million yen ($14,322 thousand), 1,824 million yen and 1,726 million yen, respectively.

c. Postretirement Insurance Benefits

         7-Eleven, Inc.'s group insurance plan ("Insurance Plan") provides postretirement medical and dental benefits for all retirees that meet certain criteria. Such criteria include continuous participation in the Insurance Plan ranging from 10 to 15 years depending on hire date, and the sum of age plus years of continuous service equal to at least 70. The Insurance Plan was amended in 2002 to provide for certain changes to eligibility requirements effective January 1, 2003. 7-Eleven, Inc. contributes toward the cost of the Insurance Plan a fixed dollar amount per retiree based on age and number of dependents covered, as adjusted for actual claims experience. All other future costs and cost increases will be paid by the retirees. 7-Eleven, Inc. continues to fund its cost on a cash basis; therefore, no plan assets have been accumulated.

         Net periodic postretirement (benefit) costs for the years ended December 31, 2002, 2001 and 2000 were (71) million yen ($(602) thousand), (101)
million yen and 151 million yen, respectively. The accrual for postretirement medical and dental benefits included in accrued pension and severance costs for the years ended December 31, 2002 and 2001 were 2,948 million yen ($24,983 thousand) and 3,483 million yen, respectively.

d. Executive Protection Plan

         7-Eleven, Inc. maintains the Executive Protection Plan ("EPP"), which is a supplementary benefit plan, for certain key employees of the company. No EPP assets have been accumulated as the 7-Eleven, Inc. funds its costs on a cash basis.

         Net periodic EPP benefit costs for the years ended December 31, 2002, 2001 and 2000 were 247 million yen ($2,093 thousand), 214 million yen and 103 million yen, respectively. The accrued benefit liability for EPP as of December 31, 2002 and 2001 were 1,416 million yen ($12,000 thousand) and 1,411 million yen, respectively.

e. Stock Incentive Plan

         7-Eleven, Inc. 1995 Stock Incentive Plan ("Stock Incentive Plan") provides for the granting of stock options, stock appreciation rights, performance shares, restricted stock, restricted stock units, bonus stock and other forms of stock-based awards and authorizes the issuance of up to 8.2 million shares over a ten-year period to certain key employees and officers of 7-Eleven, Inc. As of December 31, 2002, 1.4 million shares were available for future issuance under the Stock Incentive Plan. All options granted for the years ended December 2002, 2001 and 2000 were granted at an exercise price that was equal to the fair market value on the date of grant. The options granted vest in five equal installments beginning one year after grant date with possible acceleration thereafter based on certain improvements in the price of 7-Eleven, Inc.'s common stock. Vested options are exercisable within ten years of the date granted.

         The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for the options granted: for each year presented, expected life of five years and no dividend yields, combined with risk-free interest rates of 4.67%, 5.09% and 6.72% and expected volatility of 67.54%, 67.23% and 67.76% for the years ended December 31, 2002, 2001 and 2000, respectively.

         A summary of the status of the Stock Incentive Plan as of December 31, 2002, 2001 and 2000, and changes during those years, is presented below:

                                             For the year ended        For the year ended        For the year ended
                                             December 31, 2002         December 31, 2001         December 31, 2000
                                           -----------------------   -----------------------   -----------------------
                                                         Weighted-                 Weighted-                 Weighted-
                                                          average                   average                   average
                                             Shares      exercise      Shares      exercise      Shares      exercise
                                           (thousands)     price     (thousands)     price     (thousands)     price
----------------------------------------   -----------------------   -----------------------   -----------------------
Outstanding at beginning of year              5,524       $14.32        4,891       $14.95        3,094       $12.13
Granted                                       1,449         9.16          875        10.92        2,063        18.97
Exercised                                        (5)        9.46          (24)        9.44          (19)       13.52
Forfeited                                      (400)       13.78         (218)       15.38         (247)       13.27
                                              -----                     -----                    ------
Outstanding at end of year                    6,568        13.22        5,524        14.32        4,891        14.95
                                              -----                     -----                    ------
Options exercisable at year-end               3,300        14.07        2,662        14.03        1,845        13.99
Weighted-average fair value of
  options granted during the year             $5.50                     $6.58                    $11.77

                                         Options outstanding                               Options exercisable
                    ----------------------------------------------------------   --------------------------------------
                    Options outstanding    Weighted-average                       Options exercisable
Range of exercise   at December 31, 2002       remaining      Weighted-average   at December 31, 2002    Weighted-average
prices                  (thousands)        contractual life    exercise price         (thousands)         exercise price
-----------------   --------------------   ----------------   ----------------   ---------------------   ----------------
 $ 9.12 -- 10.92           3,354                 8.05              $ 9.67                1,030                $ 9.68
  12.35 -- 13.38             477                 4.93               12.37                  472                 12.35
  15.00 -- 15.94             999                 3.30               15.45                  999                 15.45
  19.00 -- 19.06           1,738                 6.95               19.00                  799                 19.00
                    --------------------                                         ---------------------
   9.12 -- 19.06           6,568                 6.81               13.22                3,300                 14.07
                    --------------------                                         ---------------------


         7-Eleven, Inc. is accounting for the Stock Incentive Plan for employees under the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, no compensation cost has been recognized. If compensation cost had been determined based on the fair value at the grant date for awards under this plan consistent with the method prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and net income per share for the three years ended February 28, 2003, would have been reduced to pro forma amounts as presented below:

                                                                                Thousands of
                                                                                U.S. dollars
                                                         Millions of yen          (Note 2)
                                                    ----------------------------------------
                                                     2003     2002     2001          2003
--------------------------------------------------------------------------------------------
Net income
   As reported                                      21,024   52,323   48,884       178,169
    Add: Stock-based compensation expense
       included in reported net earnings, net tax        9       --       --            76
    Less: Total stock-based compensation
       expense
Determined under the fair-value-based method          (295)    (324)    (276)       (2,500)
   for all stock-option awards, net of tax
   Pro forma                                        20,738   51,999   48,608       175,746

                                                                              U.S. dollars
                                                              Yen               (Note 2)
                                                    --------------------------------------
                                                     2003     2002     2001       2003
------------------------------------------------------------------------------------------
Net income per share
   As reported
    Basic                                            50.24   125.20   118.70      0.43
    Diluted                                             --   125.05   118.57
   Pro forma
    Basic                                            49.56   124.43   118.03      0.42
    Diluted                                             --   124.27   117.90

11. LEASE COMMITMENTS

         Certain property and equipment used in the Company's business is leased. Generally, real estate leases are for primary terms from 14 to 20 years with options to renew for additional periods and equipment and automobile leases are for terms from 1 to 10 years. The leases do not contain restrictions that have a material effect on the Company's operations.

         The composition of capital leases reflected as property and equipment in the consolidated balance sheets at February 28, 2003 and 2002 is as follows:

                                                         Thousands of
                                                         U.S. dollars
                                     Millions of yen       (Note 2)
                                   ----------------------------------
                                     2003       2002        2003
---------------------------------------------------------------------
Leasehold improvements                    0      1,750           0
Buildings and structures             38,755     34,050     328,432
Furniture, fixture and other         41,064     38,166     348,000
                                   ----------------------------------
                                     79,819     73,966     676,432
Accumulated amortization            (38,954)   (35,575)   (330,319)
                                   ----------------------------------
                                     40,865     38,391     346,314
                                   ----------------------------------

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

         Future minimum lease payments for capital leases are as follows:

                                                                       Thousands of
                                                                       U.S. dollars
Fiscal years ending February 28 or 29               Millions of yen      (Note 2)
-----------------------------------------------------------------------------------
2004                                                      12,118          91,231
2005                                                      10,013          77,634
2006                                                       8,702          61,888
2007                                                       7,169          51,261
2008                                                       5,091          36,575
2009-2013                                                 21,715         135,440
2014-2018                                                 10,217          53,791
2019-2023                                                  2,206          18,695
Thereafter                                                    63             534
                                                    -------------------------------
Future minimum lease payments                             77,294         655,034
Estimated executory costs                                     (9)            (76)
Amount representing imputed interest                     (25,151)       (213,144)
                                                    -------------------------------
Present value of future minimum lease payments            52,134         441,814
                                                    -------------------------------

         The total rental expense for operating leases for the three years ended February 28, 2003 is as follows:

                                                                                                           Thousands of
                                                                                                           U.S. dollars
                                                                                Millions of yen              (Note 2)
                                                                       ------------------------------------------------
                                                                         2003        2002        2001          2003
-----------------------------------------------------------------------------------------------------------------------
Total rental payments, principally land for superstore operations       154,277     149,595     140,411      1,307,433
Less:
   Sublease rental income                                               (28,292)    (28,051)    (26,020)      (239,763)
   Deferred portion of rent for superstore operations                   (17,756)    (18,159)    (17,986)      (150,475)
                                                                       ------------------------------------------------
     Net rental expense                                                 108,229     103,385      96,405        917,195
                                                                       ------------------------------------------------

         Sublease rental income is classified as "Other income" and not credited to expenses in the Consolidated Statements of Income. Income from tenants who are on a percentage rent basis included in sublease rental income for the years ended February 28, 2003, 2002 and 2001 were 17,327 million yen ($146,839 thousand), 17,873 million yen and 17,278 million yen, respectively. Rental income is generally based on sales levels.

         The Company conducts a major portion of its superstore operations and restaurant operations from leased properties, which include land, buildings and store equipment. With respect to the land and building leases, the terms are normally for 20 years (including a noncancelable period of 10 years).

         Minimum rental commitments under substantially noncancelable operating leases (including future rental payments to be accounted for as deferred charges) at February 28, 2003 are as follows:

                                                                   Millions of yen
                                        --------------------------------------------------------------------
                                                       Equipment
                                                          and          Total      Less rent from
Fiscal years ending February 28 or 29   Real estate   automobiles   commitments      tenants           Net
------------------------------------------------------------------------------------------------------------
2004                                       71,630        2,960         74,590          243            74,347
2005                                       66,853        2,528         69,381          243            69,138
2006                                       61,503          943         62,446          243            62,203
2007                                       55,078           --         55,078          242            54,836
2008                                       49,960           --         49,960          206            49,754
2009-2013                                 218,293           --        218,293          761           217,532
2014-2018                                 137,397           --        137,397          153           137,244
2019-2023                                  31,373           --         31,373           --            31,373
Thereafter                                    173           --            173           --               173

                                                         Thousands of U.S. dollars (Note 2)
                                        ----------------------------------------------------------------
                                                       Equipment
                                                          and          Total      Less rent from
Fiscal years ending February 28 or 29   Real estate   Automobiles   Commitments       tenants         Net
------------------------------------------------------------------------------------------------------------
2004                                       607,034       25,085        632,119         2,059         630,060
2005                                       566,551       21,424        587,975         2,059         585,916
2006                                       521,212        7,992        529,204         2,059         527,145
2007                                       466,763           --        466,763         2,051         464,712
2008                                       423,390           --        423,390         1,746         421,644
2009-2013                                1,849,941           --      1,849,941         6,449       1,843,492
2014-2018                                1,164,381           --      1,164,381         1,297       1,163,084
2019-2023                                  265,873           --        265,381            --         265,873
Thereafter                                   1,466           --          1,466            --           1,466


         The preceding table includes future rental commitments of leases, principally for the superstore operations. Previous advances to the lessors and those parts of rental commitments treated as deferred charges are applied to reduce the commitments shown in the above table. The amount of those applications is shown in the following table:

                                                             Thousands of
                                                             U.S. dollars
Fiscal years ending February 28 or 29    Millions of yen       (Note 2)
-------------------------------------------------------------------------
2004                                          17,491            148,229
2005                                          16,436            139,288
2006                                          15,924            134,949
2007                                          15,302            129,678
2008                                          14,660            124,237
2009-2013                                     65,103            551,720
2014-2018                                     40,697            344,890
2019-2023                                      8,848             74,983

         Minimum noncancelable sublease rental income to be received in the future, which is not included above as an offset to future payments, totals 883 million yen ($7,483 thousand) for capital leases and 776 million yen ($6,576 thousand) for operating leases.

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

         In 2000, 7-Eleven, Inc. entered into sale-leaseback agreements whereby land, buildings and associated real and personal property improvements were sold and leased back by 7-Eleven, Inc. received proceeds of 7,754 million yen on the sale of 33 stores. The gains on the sale of the properties of approximately 1,294 million yen were deferred and are being recognized on a straight-line basis over the initial term of the leases.

         Under the terms of the agreements, 7-Eleven, Inc. will make rental payments over terms ranging from 16 to 18.5 years. At the expiration of the initial lease term, 7-Eleven, Inc. will have the option of renewing the lease for up to six renewal terms of up to five years per renewal term at predetermined increases.

         Effective November 2002, 7-Eleven, Inc. entered into a lease agreement with a third-party institution whereby 7-Eleven, Inc. will lease up to $53,000 thousand of Vcom equipment with funding provided by the third party institution. The leases are being accounted for as capital leases having a five-year lease term from the date of funding.

         At December 31, 2002, 7-Eleven, Inc.'s Savings and Profit Sharing Plan (see Note 10(b)) leased one store to 7-Eleven, Inc. under a capital lease and leased 421 stores under operating leases at rentals which approximated market rates at the date of lease.

12. OTHER COMMITMENTS AND CONTINGENT LIABILITIES

Distribution Services

         In July 2002, 7-Eleven, Inc. signed a 40-month service agreement with McLane Company, Inc. ("McLane") under which McLane provides its distribution services to 7-Eleven stores and designated combined distribution centers in the United States. The agreement became effective in September 2002 and replaces an agreement that expired in November 2002. Under the terms of the agreement, 7-Eleven, Inc.'s corporate stores are required to purchase a minimum percentage of eligible purchases from McLane. 7-Eleven, Inc. exceeded the minimum percentage in 2003 and expects to exceed it in 2004.

Gasoline Supply

         7-Eleven, Inc. has a 20-year product purchase agreement with Citgo Petroleum Corporation ("Citgo") to buy specified quantities of gasoline at market prices. The agreement expires in September 2006. The market prices are determined pursuant to a formula based on the prices posted by gasoline wholesalers in the various market areas where 7-Eleven, Inc. purchases gasoline from Citgo. Minimum required annual purchases under this agreement are generally the lesser of 750 million gallons or 35% of gasoline purchased by 7-Eleven, Inc. for retail sale. 7-Eleven, Inc. has met the minimum required annual purchases each year and expects to meet the minimum required annual purchase levels in 2004.

Information Technology

         In January 2002, 7-Eleven, Inc. entered into a seven-year contract with an information technology service provider. 7-Eleven, Inc. is required to purchase a minimum of 3,130 million yen (the original dollar amount is $25,000 thousand) of services annually. In addition, 7-Eleven, Inc. has other information technology service provider contracts whereby it is required to purchase a minimum of approximately 5,007 million yen (the original dollar amount is $40 million) in 2004 and 2005 and 4,381 million yen (the original dollar amount is $35 million) in 2006. 7-Eleven, Inc. has historically exceeded these thresholds for information technology expenditures and expects to fully utilize the required minimum level of services in the future.

Environmental

         7-Eleven, Inc. accrues for the anticipated future costs and the related probable state reimbursement amounts for remediation activities at its existing and previously operated gasoline store sites where releases of regulated substances have been detected. At December 31, 2002 and 2001, respectively, 7-Eleven, Inc.'s estimated undiscounted liability for these sites was 4,376 million yen ($37,085 thousand) and 4,143 million yen, of which 2,122 million yen ($17,983 thousand) and 1,979 million yen are included in deferred credits and other liabilities and the remainder is included in other current liabilities. The Company anticipates that substantially all of the future remediation costs for detected releases at these sites as of December 31, 2002 will be incurred within the next five or six years.

         Under state reimbursement programs in the U.S., 7-Eleven, Inc. is eligible to receive reimbursement for a portion of future remediation costs, as well as a portion of remediation costs previously paid. Accordingly, at December 31, 2002 and 2001, 7-Eleven, Inc. has recorded net receivable amounts of 7,194 million yen ($60,966 thousand) and 7,125 million yen for the estimated probable state reimbursements, of which 4,089 million yen ($34,653 thousand) and 4,394 million yen relates to remediation costs in the state of California. Of the total receivables, 6,415 million yen ($54,364 thousand) and 6,149 million yen, respectively, are included in other assets and the remainder in accounts and notes receivable-Franchisees and other. In assessing the probability of state reimbursements, 7-Eleven, Inc. takes into consideration each state's fund balance, revenue sources, existing claim backlog, status of cleanup activity and claim ranking systems. As a result of these assessments, the recorded receivable amounts in other assets are net of allowances of 1,295 million yen ($10,975 thousand) and 1,425 million yen at December 31, 2002 and 2001, respectively.

         While there is no assurance of the timing of the receipt of state reimbursement funds, based on 7-Eleven, Inc.'s experience, 7-Eleven, Inc. expects to receive the majority of state reimbursement funds, except from California, within one to three years after payment of eligible remediation expenses, assuming that the state administrative procedures for processing such reimbursements follow historic payment practices. 7-Eleven, Inc. estimates that it will receive reimbursement of most of its identified remediation expenses in California, although it may take one to ten years to receive those reimbursement funds.

         The estimated future remediation expenditures and related state reimbursement amounts could change within the near future as governmental requirements and state reimbursement programs continue to be revised.

Acquisition or Construction of Property and Equipment

         At February 28, 2003, the Company had outstanding contractual obligations for the acquisition or construction of property and equipment aggregating approximately 44,738 million yen ($379,136 thousand).

Other Guarantees

         The Company was contingently liable as guarantor of mainly employees' housing loans and indebtedness or liability for the acquisition of the property of certain store lessors aggregating 10,268 million yen ($87,017 thousand) at February 28, 2003. The Company guaranteed 1,717 million yen ($14,551 thousand) in relation to its employees' housing loans which consist of many small amounts with various due dates. The guaranteed amount is the maximum potential amount that the Company could be required to pay in the event of default by its employee. The amount of guarantee related to indebtedness or liability for the acquisition of the property of certain store lessors was 7,692 million yen ($65,186 thousand). In addition, the Company guaranteed 859 million yen ($7,280 thousand) in relation to the loans of the Company's equity affiliates and vendor.

13. INCOME TAXES

         Income from continuing operations before income taxes and income taxes are made up of the following components, respectively:

                                                                                          Thousands of
                                                                                          U.S. dollars
                                                                   Millions of yen          (Note 2)
                                                         ---------------------------------------------
                                                           2003         2002      2001        2003
------------------------------------------------------------------------------------------------------
Income from continuing operations before income taxes:
     Japan                                                152,830     161,279   156,826   1,295,169
     Foreign                                                6,176      14,228    12,033      52,339
                                                         ---------------------------------------------
                                                          159,006     175,507   168,859   1,347,508
                                                         ---------------------------------------------
Income taxes:
   Current income taxes:
     Japan                                                 77,457      80,254    77,651     656,415
     Foreign                                                1,841       4,468     2,298      15,602
                                                         ---------------------------------------------
                                                           79,298      84,722    79,949     672,017
                                                         ---------------------------------------------
   Deferred income taxes:
     Japan                                                 (4,834)     (5,875)   (6,117)    (40,966)
     Foreign                                                  728       2,338     2,078       6,169
                                                         ---------------------------------------------
                                                           (4,106)     (3,537)   (4,039)    (34,797)
                                                         ---------------------------------------------
       Income taxes                                        75,192      81,185    75,910     637,220
                                                         =============================================

         The significant components of deferred income tax expense (benefit) attributable to income from continuing operations before income taxes are as follows:

                                                                                                 Thousands of
                                                                                                 U.S. dollars
                                                                        Millions of yen            (Note 2)
                                                                 --------------------------------------------
                                                                   2003       2002      2001         2003
-------------------------------------------------------------------------------------------------------------
Deferred tax (benefit) expense
 (exclusive of the effects of other components listed below)        (866)     1,314    (1,637)       (7,339)
Adjustments for available-for-sale securities                       (454)    (4,467)      565        (3,847)
Adjustments for prepaid rents                                         (2)        (8)     (544)          (17)
Adjustments for pension cost                                         384     (1,655)   (1,906)        3,254
Adjustments for accrued expenses                                  (3,912)       347        32       (33,153)
Adjustments for non-deductible reserve                               816     (4,622)   (1,148)        6,915
Adjustments for contribution to employee retirement
 benefit trust                                                        --     12,671        --            --
Adjustments for loss on write-down of investments in a
 subsidiary                                                           --     (7,325)       --            --
Adjustments for tax loss carryforwards                               (62)       105       183          (525)
Adjustments to deferred tax assets and liabilities
 for enacted changes in tax laws and rates                           (10)       103       416           (85)
                                                                 --------------------------------------------
                                                                  (4,106)    (3,537)   (4,039)      (34,797)
                                                                 ============================================

         The Company is subject to a number of different taxes in Japan, based on income, which in the aggregate indicate statutory tax rates of approximately 42.1% in 2003, 2002 and 2000.

         The following is a reconciliation between the statutory tax rate and the Company's effective tax rate:

                                                    2003        2002         2001
------------------------------------------------------------------------------------
Statutory tax rate                                  42.1%       42.1%        42.1%
   Losses for which no tax benefit was recorded      4.3         4.0          1.6
   Amortization of goodwill                           --         0.7          0.6
   Federal income tax settlement                      --        (0.1)        (0.8)
   Rate difference from foreign subsidiaries        (0.1)       (0.3)        (0.2)
   Expenses not deductible for tax purposes          0.5         0.4          0.4
   Per capita levy                                   0.6         0.6          0.7
   Other, net                                       (0.1)       (1.1)         0.6
                                                  ----------------------------------
Effective tax rate                                  47.3%       46.3%        45.0%
                                                  ----------------------------------

         The components of deferred tax assets in the amount of 61,141 million yen (20,634 million yen included in "prepaid expenses and other current assets" and 40,507 million yen included as "other" in "other assets") ($518,144 thousand) and 26,332 million yen (22,155 million yen included in "prepaid expenses and other current assets" and 4,177 million yen included as "other" in "other assets") and liabilities in the amount of 12,389 million yen ($104,992 thousand) and 14,401 million yen as of February 28, 2003 and 2002, respectively, are as follows:

                                                                                      Thousands of
                                                                                      U.S. dollars
                                                              Millions of yen           (Note 2)
                                                        ------------------------------------------
                                                            2003           2002           2003
--------------------------------------------------------------------------------------------------
Gross deferred tax assets:
   Property and equipment                                  16,065         11,220        136,144
   Enterprise tax                                           3,607          4,053         30,568
   Accrued payroll and bonus                               11,244         10,843         95,288
   Accrued expenses                                         8,321          4,934         70,517
   Tax loss carryforwards                                  21,925         13,472        185,805
   Tax credit carryforwards                                 1,832              3         15,526
   Loss on write-down of investments in a subsidiary        7,325          7,325         62,076
   Non-deductible reserve                                   7,866          8,616         66,661
   Available-for-sale securities                            2,216          2,374         18,780
   Minimum pension liability adjustment                    29,715             --        251,822
   Other                                                    7,169          2,403         60,754
                                                        ------------------------------------------
     Subtotal                                             117,285         65,243        993,941
Gross deferred tax liabilities:
   Royalties                                               (1,761)        (1,889)       (14,924)
   Prepaid pension cost                                   (14,552)       (14,555)      (123,322)
   Property and equipment                                 (24,579)       (20,070)      (208,297)
   Long-term debt                                              --           (633)            --
   Available-for-sale securities                             (252)          (441)        (2,135)
   Other                                                     (314)          (773)        (2,661)
                                                        ------------------------------------------
     Subtotal                                             (41,458)       (38,361)      (351,339)
Valuation allowance                                       (27,075)       (14,951)      (229,449)
                                                        ------------------------------------------
Net deferred taxes                                         48,752         11,931        413,153
                                                        ==========================================

         The Company recorded a valuation allowance to reflect the estimated amount of deferred tax assets which, more likely than not, will not be realized.

         The net change in the valuation allowance for deferred tax assets in 2003 was an increase of 12,124 million yen ($102,746 thousand) mainly related to the increase in tax loss carryforwards for which no tax benefit was recorded.

         At February 28, 2003, 11 subsidiaries had operating tax loss carryforwards aggregating 51,913 million yen ($439,941 thousand), which are available to offset against their own future taxable income. These tax loss carryforwards expire as follows:

                                                                       Thousands of
                                                                       U.S. dollars
Fiscal years ending February 28 or 29               Millions of yen      (Note 2)
-----------------------------------------------------------------------------------
2004                                                      2,606           22,085
2005                                                      3,009           25,500
2006                                                      5,751           48,737
2007                                                     16,672          141,288
2008                                                     19,818          167,949
Thereafter                                                4,057           34,382
                                                    -------------------------------
                                                         51,913          439,941
                                                    ===============================

14. SHAREHOLDERS' EQUITY

         Under the Commercial Code of Japan (the "Code"), the entire amount of the issue price of new shares issued upon conversion to common stock of convertible debt is required to be capitalized as stated capital although the Company may, by resolution of its Board of Directors, capitalize an amount not exceeding one-half of the issue price of the new shares as additional paid-in capital.

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

         The Board of Directors, with subsequent approval by the shareholders, has made annual appropriations of retained earnings for unspecified purposes, the accumulated balance of which is 509,086 million yen ($4,314,288 thousand) at February 28, 2003. Any disposition of such appropriation shall be at the discretion of the Board of Directors and shareholders. Such administrative appropriations have not been segregated from retained earnings in the accompanying consolidated financial statements.

         Consolidated retained earnings include undistributed earnings of affiliates accounted for by the equity method of 20,125 million yen ($170,551 thousand) and 21,012 million yen at February 28, 2003 and 2002, respectively.

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

         On September 1, 2000, Ito-Yokado Co., Ltd. ("Ito-Yokado") acquired the 45% minority interest in Goshi Kaisha Yokado in exchange for 2,362,500 newly issued shares of Ito-Yokado with a fair value of 12,521 million yen based on a share price of 5,300. The principal asset of Goshi Kaisha Yokado was 7,593,397 shares of Ito-Yokado with a fair value of 40,245 million yen. The common stock of the Company increased by 118 million yen due to the issuance of the new stocks. The treasury stock acquired was sold on November 9, 2000 and the resulting adjustment was recorded directly in capital. As a result of the merger, retained earnings attributable to Goshi Kaisha Yokado of 18,673 million yen, net of income taxes of 13,577 million yen, were reclassified to other capital in accordance with the Code. This was to reflect the fact that the Company was not permitted to distribute such earnings to shareholders as dividends.

         Changes in the number of shares issued and outstanding during the years ended February 28, 2003, 2002 and 2001, are as follows:

                                           2003          2002          2001
-------------------------------------------------------------------------------
Common stock outstanding:
    Balance at beginning of year       418,717,685   418,072,920   415,706,078
    Issuance                                    --            --     2,362,500
    Conversion of convertible bonds             --       644,765         4,342
                                       ----------------------------------------
    Balance at end of year             418,717,685   418,717,685   418,072,920
                                       ----------------------------------------

         The Company purchased its treasury stocks in response to shareholders' requests for purchase of their shares representing less than one unit.

15. INVESTMENTS IN AFFILIATES

         The Company's investment in York-Benimaru Co., Ltd., a 28.53%-owned affiliate, is carried at equity of 28,195 million yen ($238,941 thousand) and had a quoted market value of 30,863 million yen ($261,551 thousand) at February 28, 2003.

         The following are transactions between the Company and York-Benimaru Co., Ltd.:

                                                  Thousands of
                                                  U.S. dollars
                         Millions of yen            (Note 2)
                    ------------------------------------------
                     2003     2002      2001          2003
--------------------------------------------------------------
Sales               6,056    6,039     6,253         51,322

16. NET INCOME PER SHARE

         A reconciliation of the numerators and denominators of the basic and diluted net income per share computations is as follows:

                                                                                Thousands of
                                                                                U.S. dollars
                                                       Millions of yen            (Note 2)
                                                  ------------------------------------------
                                                    2003     2002     2001           2003
------------------------------------------------------------------- ------------------------
Net income                                         21,024   52,323   48,884        178,169
Effect of dilutive securities:
  1.8% convertible bonds, due February 28, 2002        --       13       25             --
                                                  ------------------------------------------
Diluted net income                                 21,024   52,336   48,909        178,169
                                                  ------------------------------------------

                                                               Number of shares
--------------------------------------------------------------------------------------------
Weighted-average common shares outstanding        418,444,259    417,899,141     411,827,866
                                                  ------------------------------------------
Dilutive effect of:
  1.8% convertible bonds, due February 28, 2002            --        628,002         653,397
                                                  ------------------------------------------
Diluted common shares outstanding                 418,444,259    418,527,143     412,481,263
                                                  ------------------------------------------

                                                     U.S. dollars
                                   Yen                 (Note 2)
                          ---------------------------------------
                           2003    2002     2001         2003
-----------------------------------------------------------------
Net income per share:
    Basic                 50.24   125.20   118.70        0.43
    Diluted                  --   125.05   118.57          --

17. SUBSEQUENT EVENTS

         Subsequent to February 28, 2003, the Company's Board of Directors declared a year-end cash dividend of 7,532 million yen ($63,834 thousand) to be payable on May 23, 2003 to shareholders of record on February 28, 2003. The dividend declared was approved by the shareholders at the meeting held on May 22, 2003.

         At the meeting of the Board of Directors held on April 10, 2003, the Company resolved to apply for termination of registration of American Depositary Receipts (the "ADRs") with NASDAQ and the SEC under Section 12 (g) of the Securities Exchange Act. In July 1977, the Company registered its shares in the form of ADRs with NASDAQ, which are issuable upon conversion of U.S. dollar convertible debentures issued in July 1977.

         Since then, the Company has maintained the registration and endeavored to carry out an active and timely disclosure of information aimed at further development and expanding investors in the U.S.

         Due to the expanding Japanese financial market, the volume of trading on Tokyo Stock Exchange has increased and on the contrary the trading volume made on NASDAQ has decreased. Additionally, in the light of reduced future possibilities for financing in the U.S. market by the Company, the Company considers that it has almost achieved its initial goals attained through the registration with NASDAQ. The termination of the registration of ADRs with NASDAQ is scheduled on May 30, 2003.

         The consolidated financial statements of the Company for the fiscal year commencing from March 1, 2003, which are to be submitted to the relevant authorities and disclosed in Japan, will be prepared in accordance with accounting principles generally accepted in Japan.

         The consolidated financial statements in accordance with the generally accepted accounting principles in the U.S., which have been submitted to the U.S. Securities and Exchange Commission, will continue to be prepared for the time being. In the future, however, the Company plans to prepare financial statements solely in accordance with accounting principles generally accepted in Japan.

18. SEGMENT INFORMATION

         The operating segments reported in the following tables are defined as components of an enterprise for which separate financial information is available and regularly reviewed by the Company's senior management. The Company's senior management utilizes various measurements to assess segment performance and allocate resources to segments.

         The superstore operations, which mainly comprise 177 Ito-Yokado superstores in Japan, primarily sell apparel, household goods and food. The superstore operations also include similar retail operations, such as supermarket chain operations, department store operations and sporting goods store operations.

         The convenience store operations mainly comprise 9,743 7-Eleven franchised and Company-operated stores in Japan and 5,823 such stores in North America. These operations consist of selling groceries, take-out foods and beverages, gasoline (at certain locations), dairy products, non-food merchandise, specialty items and services.

         The restaurant operations are mainly composed of the Denny's Japan restaurant chain, aggregating 571 restaurants in Japan.

         The other operations are mainly composed of finance, various kinds of services and electronic commerce operations.

         Assets and long-lived assets are those assets that are used exclusively in the operations of each business segment or geographic area as of February 28, 2003, 2002 and 2001.

         Capital expenditures include capitalized lease assets (see Note 3).

         The following tables show revenues from operations and other financial information by business segment, products and services and geographic area for the three years ended February 28, 2003.

                                                                                            Thousands of
                                                                                            U.S. dollars
                                                               Millions of yen                (Note 2)
                                                    -----------------------------------------------------
Business Segments                                      2003         2002          2001          2003
---------------------------------------------------------------------------------------------------------
Revenues from operations:
   Superstore operations
    Customers                                        1,511,087    1,488,279     1,456,144    12,805,822
    Intersegment                                        13,132       12,835        13,300       111,288
                                                    -----------------------------------------------------
         Total                                       1,524,219    1,501,114     1,469,444    12,917,110
   Convenience store operations
    Customers                                        1,687,750    1,555,434     1,351,853    14,302,966
    Intersegment                                           147           59            20         1,246
                                                    -----------------------------------------------------
         Total                                       1,687,897    1,555,493     1,351,873    14,304,212
   Restaurant operations
    Customers                                          124,481      127,750       129,227     1,054,924
    Intersegment                                         1,771        1,801         1,983        15,008
                                                    -----------------------------------------------------
         Total                                         126,252      129,551       131,210     1,069,932
   Others
    Customers                                           19,677        8,017         4,306       166,754
    Intersegment                                         8,862        6,523         6,659        75,102
                                                    -----------------------------------------------------
         Total                                          28,539       14,540        10,965       241,856
   Elimination of intersegment revenues                (23,912)     (21,218)      (21,962)     (202,644)
                                                    -----------------------------------------------------
         Consolidated total                          3,342,995    3,179,480     2,941,530    28,330,466
                                                    -----------------------------------------------------

Depreciation and amortization:
    Superstore operations                               44,399       45,888        46,745       376,263
    Convenience store operations                        63,807       61,660        53,997       540,737
    Restaurant operations                                3,775        3,909         4,211        31,992
    Others                                               9,312        4,616           427        78,915
                                                    -----------------------------------------------------
         Consolidated total                            121,293      116,073       105,380     1,027,907
                                                    -----------------------------------------------------

Operating income (loss):
    Superstore operations                               22,350        3,601         5,615       189,407
    Convenience store operations                       169,672      167,247       159,405     1,437,898
    Restaurant operations                                3,319        6,991         6,223        28,127
    Others                                             (16,977)     (13,078)         (683)     (143,873)
    Elimination of intersegment operating income            24            9            --           204
                                                    -----------------------------------------------------
         Consolidated total                            178,388      164,770       170,560     1,511,763
                                                    -----------------------------------------------------

Interest income:
    Superstore operations                                1,733        1,933         2,761        14,686
    Convenience store operations                         1,709        2,540         2,901        14,483
    Restaurant operations                                   13           69           127           110
    Others                                                   0            6            15             0
    Elimination of intersegment interest income         (1,184)      (1,137)       (1,048)      (10,034)
                                                    -----------------------------------------------------
         Consolidated total                              2,271        3,411         4,756        19,245
                                                    -----------------------------------------------------

                                                                                            Thousands of
                                                                                            U.S. dollars
                                                              Millions of yen                 (Note 2)
                                                    -----------------------------------------------------
Business Segments                                     2003         2002          2001           2003
---------------------------------------------------------------------------------------------------------
Interest expense:
    Superstore operations                                2,544        2,553         2,418        21,559
    Convenience store operations                        12,237       11,677        11,862       103,704
    Restaurant operations                                   15           21            30           127
    Others                                                 293          122            96         2,483
    Elimination of intersegment interest expense        (1,160)      (1,128)       (1,048)       (9,831)
                                                    -----------------------------------------------------
         Consolidated total                             13,929       13,245        13,358       118,042
                                                    -----------------------------------------------------

Segment profit (loss):
    Superstore operations                               19,448       23,366        12,804       164,814
    Convenience store operations                       153,644      159,424       150,876     1,302,068
    Restaurant operations                                3,184        5,913         5,943        26,983
    Others                                             (17,270)     (13,196)         (764)     (146,357)
                                                    -----------------------------------------------------
         Consolidated income from continuing
          Operations before income taxes               159,006      175,507       168,859     1,347,508
                                                    -----------------------------------------------------

Assets:
    Superstore operations                            1,031,695    1,033,646     1,036,977     8,743,178
    Convenience store operations                     1,130,351    1,116,058     1,078,327     9,579,246
    Restaurant operations                               84,952       83,036        86,047       719,932
    Others                                             195,377      112,711         9,745     1,655,737
                                                    -----------------------------------------------------
         Total                                       2,442,375    2,345,451     2,211,096    20,698,093
Corporate assets                                        32,933       34,443        30,734       279,093
                                                    -----------------------------------------------------
         Consolidated total                          2,475,308    2,379,894     2,241,830    20,977,186
                                                    -----------------------------------------------------

Unallocated corporate assets consist of
  investments in affiliates.

Capital expenditures:
    Superstore operations                               57,748       23,648        66,393       489,390
    Convenience store operations                       111,506       94,139        74,191       944,966
    Restaurant operations                                6,181        3,607         3,187        52,381
    Others                                              13,134       23,711         4,727       111,305
                                                    -----------------------------------------------------
         Consolidated total                            188,569      145,105       148,498     1,598,042
                                                    -----------------------------------------------------

         Gain on subsidiary's common stock contribution to employee retirement benefit trust, which is not included in the segment information, is attributed solely to the superstore operations in 2002. (Loss) gain on sale and write-down of security investments is mainly attributed to the convenience store operations in 2003, and mainly attributed to the superstore operations in 2002 and 2001.

         Foreign currency exchange (losses) gains are attributed to the superstore operations and the convenience store operations.

         Minority interest in earnings of consolidated subsidiaries are mainly attributed to the convenience store operations.

         Equity in earnings of affiliates for the years ended February 28, 2003, 2002 and 2001 is mainly attributed to the superstore operations.

         Loss from discontinued operations is mainly attributed to the superstore operations.

         Cumulative effects of changes in accounting principles are solely to the convenience store operations in 2003 and 2002.

         The Company does not have significant noncash items other than depreciation and amortization in reported profit. Income taxes are not allocated to the segments in the financial information report available and regularly reviewed by the Company's senior management.

                                                                                                  Thousands of
                                                                                                  U.S. dollars
                                                                    Millions of yen                 (Note 2)
                                                        ------------------------------------------------------
Products and Services Information                          2003          2002          2001            2003
--------------------------------------------------------------------------------------------------------------
Revenues from operations:
    Superstore operations
      Apparel                                              398,692       414,094       417,903      3,378,746
      Household goods                                      289,730       297,731       288,999      2,455,339
      Foods                                                763,629       722,811       698,523      6,471,432
                                                        ------------------------------------------------------
         Subtotal                                        1,452,051     1,434,636     1,405,425     12,305,517
      Other                                                 72,168        66,478        64,019        611,593
                                                        ------------------------------------------------------
         Total                                           1,524,219     1,501,114     1,469,444     12,917,110
    Convenience store operations
      Merchandise                                        1,015,255       921,947       776,250      8,603,856
      Gasoline                                             358,098       334,195       289,038      3,034,729
      Franchise fees from domestic franchised stores       306,060       291,518       280,124      2,593,729
      Other                                                  8,484         7,833         6,461         71,898
                                                        ------------------------------------------------------
         Total                                           1,687,897     1,555,493     1,351,873     14,304,212
    Restaurant operations                                  126,252       129,551       131,210      1,069,932
    Others                                                  28,539        14,540        10,965        241,856
    Elimination                                            (23,912)      (21,218)      (21,962)      (202,644)
                                                        ------------------------------------------------------
         Consolidated total                              3,342,995     3,179,480     2,941,530     28,330,466
                                                        ------------------------------------------------------

         Revenues from operations which are attributed to countries based on location of customers and long-lived assets for the years ended February 28, 2003, 2002 and 2001, are as follows:

                                                                             Thousands of
                                                                             U.S. dollars
                                              Millions of yen                  (Note 2)
                                   ------------------------------------------------------
Geographic Information               2003          2002          2001            2003
-----------------------------------------------------------------------------------------
Revenues from operations:
    Japan                          2,046,523     1,980,188     1,928,853      17,343,415
    U. S. A.                       1,192,961     1,099,987       927,613      10,109,839
    Other                            103,511        99,305        85,064         877,212
                                   ------------------------------------------------------
         Consolidated total        3,342,995     3,179,480     2,941,530      28,330,466
                                   ------------------------------------------------------
Long-lived assets:
    Japan                          1,075,724     1,037,994     1,007,273       9,116,305
    U. S. A.                         348,605       364,742       310,464       2,954,280
    Other                             15,959        15,179        13,022         135,246
                                   ------------------------------------------------------
         Consolidated total        1,440,288     1,417,915     1,330,759      12,205,831
                                   ------------------------------------------------------

         Transfers between reportable business segments or geographic areas are made at prices independently determined. There has been no revenue from operations with a single major external customer for the years ended February 28, 2003, 2002 and 2001.

                      REPORT OF INDEPENDENT ACCOUNTANTS ON
                          FINANCIAL STATEMENT SCHEDULES

To the Board of Directors
 of Ito-Yokado Co., Ltd.

Our audits of the consolidated financial statements referred to in our report dated May 22, 2003 appearing in the 2003 Annual Report to Form 20-F also included an audit of the financial statement schedules on page 118 of this Form 20-F. In our opinion, these financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers
----------------------------

Tokyo, Japan
May 22, 2003

                      ITO-YOKADO CO., LTD. AND SUBSIDIARIES

                 SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
                   FOR THE THREE YEARS ENDED FEBRUARY 28, 2003

                                                                   Millions of yen
                                        ------------------------------------------------------------------------
                                                             Additions
                                                      ------------------------
                                        Balance at    Charged to    Charged to
                                        beginning     costs and       other                          Balance at
          Description                    of year       expenses      accounts       Deductions       end of year
-----------------------------------     ----------    ----------    ----------      ----------       -----------
Allowance for doubtful accounts:

    Year ended February 28, 2003             1,141           349            --           (791) (a)          699
                                        ----------    ----------    ----------      ----------       -----------

    Year ended February 28, 2002               819           835            --           (513) (a)        1,141
                                        ----------    ----------    ----------      ----------       -----------

    Year ended February 28, 2001               660           424            --           (265) (a)          819
                                        ----------    ----------    ----------      ----------       -----------

Allowance for environmental
   cost reimbursements:

    Year ended February 28, 2003             1,425             1            --           (131) (c)        1,295
                                        ----------    ----------    ----------      ----------       -----------

    Year ended February 28, 2002               884           374(b)        167 (c)          --            1,425
                                        ----------    ----------    ----------      ----------       -----------

    Year ended February 28, 2001               831           (41)           94 (c)                          884
                                        ----------    ----------    ----------      ----------       -----------

Notes:     (a)  Uncollectible accounts written off, net of recoveries and translation adjustments.

           (b) Approximately 374 million yen increase due to change in estimation method on a group of remediation reimbursement receivables.

           (c)  Translation adjustments.

                      ITO-YOKADO CO., LTD. AND SUBSIDIARIES

                            SUPPLEMENTARY INFORMATION
                     SEMI-ANNUAL FINANCIAL DATA (Unaudited)

                                                                                           Thousands of U.S. dollars,
                                      Millions of yen, except per share data               except per share data (b)
                            ---------------------------------------------------------      --------------------------
                                              Six-month periods ended                        Six-month periods ended
                            ---------------------------------------------------------      --------------------------
                            February 28,    August 31,    February 28,     August 31,      February 28,    August 31,
                                2003           2002           2002            2001             2003           2002
                            ------------    ----------    ------------     ----------      ------------    ----------
Revenues from operations      1,694,378      1,648,617      1,614,955      1,564,525        14,359,136     13,971,330

Costs and expenses            1,618,789      1,545,818      1,534,176      1,480,534        13,718,551     13,100,152

Net income                       14,237          6,787         16,702         35,621           120,652         57,517

Net income per share (a)
    Basic                         34.02          16.22          40.00          85.20              0.29           0.14
    Diluted                          --             --             --             --                --             --

Notes:     (a)See Note 16. to the Consolidated Financial Statements.

           (b)See Note 2 to the Consolidated Financial Statements.

ITEM 19.        EXHIBITS

         Documents filed as exhibits to this annual report are as follows:

1        ARTICLES OF INCORPORATION, as amended (English translation)

2.1 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of CEO of the Company

2.2 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of CFO of the Company

3.1 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of CEO of the Company

3.2 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of CFO of the Company

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ITO-YOKADO CO., LTD.

                                           By: /s/ Toshifumi Suzuki
                                               -------------------------------
                                               Toshifumi Suzuki
                                               Chairman, Representative Director
                                               and Chief Executive Officer

Date: August 22, 2003

                                    EXHIBITS

Exhibit 1           ARTICLES OF INCORPORATION, as amended

Exhibit 31.1 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of Chief Executive Officer of the Company.

Exhibit 31.2 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of Chief Financial Officer of the Company.

Exhibit 32.1 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of Chief Executive Officer of the Company.

Exhibit 32.2 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of Chief Financial Officer of the Company.